Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-157057, 333-157057-01 to 333-157057-44

PROSPECTUS

TEXAS COMPETITIVE ELECTRIC HOLDINGS COMPANY LLC

TCEH FINANCE, INC.

$2,045,956,000 10.25% Senior Notes due 2015

$1,441,957,000 10.25% Senior Notes due 2015, Series B

$1,405,665,671 10.50%/11.25% Senior Toggle Notes due 2016

Interest on the 10.25% Senior Notes due 2015 (the “initial cash-pay notes”), the 10.25% Senior Notes due 2015, Series B (the “Series B cash-pay notes” and, together with the initial cash-pay notes, the “cash-pay notes”) and the 10.50%/11.25% Senior Toggle Notes due 2016 (the “toggle notes,” and together with the cash-pay notes, the “notes”) is payable on May 1 and November 1 of each year. The cash-pay notes accrue interest at the rate of 10.25% per annum. Until November 1, 2012, Texas Competitive Electric Holdings Company LLC and TCEH Finance, Inc. (together, the “Issuer”) may elect to pay interest on the toggle notes in cash, by increasing the principal amount of the toggle notes or by issuing new toggle notes (“PIK interest”) for the entire amount of the interest payment or by paying interest on half of the principal amount of the toggle notes in cash and half in PIK interest. The toggle notes accrue cash interest at a rate of 10.50% per annum and PIK interest at a rate of 11.25% per annum. If the Issuer elects to pay any PIK interest, the Issuer will increase the principal amount of the toggle notes or issue new toggle notes in an amount equal to the amount of PIK interest for the applicable interest payment period (rounded up to the nearest $1,000) to holders of the toggle notes on the relevant record date. The toggle notes are treated as having been issued with original issue discount for U.S. federal income tax purposes. The cash-pay notes will mature on November 1, 2015 and the toggle notes will mature on November 1, 2016.

The Issuer may redeem any of the cash-pay notes beginning on November 1, 2011 at the redemption prices set forth in this prospectus. The Issuer may also redeem any of the cash-pay notes at any time prior to November 1, 2011 at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. The Issuer may redeem any of the toggle notes beginning on November 1, 2012 at the redemption prices set forth in this prospectus. The Issuer may also redeem any of the toggle notes at any time prior to November 1, 2012 at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium.

The notes are unsecured and rank equally with any unsecured senior indebtedness of the Issuer. The notes are fully and unconditionally guaranteed (the “guarantees”) on a senior unsecured basis by the Issuer’s direct parent, Energy Future Competitive Holdings Company (“EFCH”), and by each subsidiary that guarantees the Issuer’s senior secured credit facilities (as described herein) (collectively, the “guarantors”). These guarantees are unsecured and rank equally with all existing and future unsecured senior obligations of each guarantor and are effectively subordinated to existing and future secured debt of such guarantor to the extent of the assets securing that indebtedness. Energy Future Holdings Corp. (“EFH Corp.”), the indirect parent of the Issuer, does not guarantee the notes.

For a more detailed description of the notes, see “Description of the Notes” beginning on page 129.

See “Risk Factors” beginning on page 9 for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and may be used by Goldman, Sachs & Co. (the “Market Maker”) and affiliates of the Market Maker in connection with offers and sales of the notes related to market-making transactions in the notes in the secondary market effected from time to time. The Market Maker and the affiliates of the Market Maker may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agent for both. Sales of notes pursuant to this prospectus will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. The Issuer will not receive any proceeds from such sales.

The date of this prospectus is April 27, 2011.

You should rely only on the information contained in this prospectus. We have not, and the Market Maker or its affiliates have not, authorized anyone to provide you with different information. This prospectus may be used only for the purposes for which it has been published, and no person has been authorized to give any information not contained herein. If you receive any other information, you should not rely on it. You should not rely on or assume the accuracy of any representation or warranty in any agreement that we have filed as an exhibit to the registration statement of which this prospectus is a part or that we may otherwise publicly file in the future because such representation or warranty may be subject to exceptions and qualifications contained in separate disclosure schedules, may represent the parties’ risk allocation in the particular transaction, may be qualified by materiality standards that differ from what may be viewed as material for securities law purposes or may no longer continue to be true as of any given date. No offer of these securities is being made in any state where any such offer is prohibited.

Page
Prospectus Summary	1
Risk Factors	9
Forward-Looking Statements	27
Industry and Market Information	28
Use of Proceeds	29
Energy Future Competitive Holdings Company and Subsidiaries Selected Historical Consolidated Financial Data	30
Energy Future Competitive Holdings Company and Subsidiaries Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Year Ended December 31, 2010	33
Energy Future Competitive Holdings Company and Subsidiaries Businesses and Strategy	79
Management	96
Executive Compensation	99
Director Compensation	124
Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	125
Certain Relationships and Related Transactions, and Director Independence	125
Compensation Committee Interlocks and Insider Participation	128
Description of the Notes	129
Book Entry Settlement and Clearance	182
Material U.S. Tax Considerations	185
Certain ERISA Considerations	192
Plan of Distribution	194
Legal Matters	195
Experts	195
Available Information	195
Glossary	196

i

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the notes. You should carefully read this summary together with the entire prospectus, including the information set forth in the sections entitled “Risk Factors” and “Energy Future Competitive Holdings Company and Subsidiaries Selected Historical Consolidated Financial Data,” as well as our audited consolidated financial statements and related notes (our “December 31, 2010 Financial Statements”) and the other financial data included elsewhere in this prospectus.

Unless the context otherwise requires or as otherwise indicated, references in this prospectus to “EFCH” are to Energy Future Competitive Holdings Company and not to any of its subsidiaries. References to “we,” “our” and “us” are to Energy Future Competitive Holdings Company and its consolidated subsidiaries. References to the “Issuer” are to Texas Competitive Electric Holdings Company LLC (“TCEH”) and TCEH Finance, Inc. (“TCEH Finance”) collectively, the co-issuers of the notes. See the section entitled “Glossary” for other defined terms. This prospectus occasionally makes references to “we,” “our” or “us” when describing actions, rights or obligations of EFCH’s subsidiaries or to TCEH, TXU Energy Retail Company LLC (“TXU Energy”) or certain subsidiaries of TCEH engaged in competitive market activities consisting of electricity generation, wholesale energy sales and purchases and commodity risk management and trading activities (collectively, “Luminant”) when describing actions, rights or obligations of their respective subsidiaries. These references reflect the fact that the subsidiaries are consolidated with their respective parent companies for financial reporting purposes. However, these references should not be interpreted to imply that the parent company is actually undertaking the action or has the rights or obligations of the relevant subsidiary company or that the subsidiary company is undertaking an action or has the rights or obligations of its parent company or any other affiliate.

Investment funds associated with or designated by Kohlberg Kravis Roberts & Co. (“KKR”), TPG Capital, L.P. (“TPG”) and Goldman, Sachs & Co. (“Goldman Sachs,” and, together with KKR and TPG, the “Sponsor Group”), and certain other co-investors (collectively, the “Investors”), own Energy Future Holdings Corp. (“EFH Corp.”) through Texas Energy Future Holdings Limited Partnership (“Texas Holdings”), with the Sponsor Group controlling Texas Holdings’ general partner, Texas Energy Future Capital Holdings LLC (the “General Partner”).

TCEH’s Businesses

EFCH, a wholly-owned subsidiary of EFH Corp., is a Dallas, Texas-based holding company that conducts its operations almost entirely through its wholly-owned subsidiary, TCEH. TCEH is a Dallas-based holding company for subsidiaries engaged in competitive electricity market activities largely in Texas, including electricity generation, wholesale energy sales and purchases, commodity risk management and trading activities and retail electricity sales. Key management activities, including commodity risk management, are performed on an integrated basis; consequently, there are no reportable business segments.

TCEH owns or leases 15,427 MW of generation capacity in Texas, which consists of lignite/coal, nuclear and natural gas-fueled generation facilities. This capacity includes two new lignite-fueled units that achieved substantial completion (as defined in the EPC agreements for the units) in the fourth quarter 2009 and a third new lignite-fueled unit that achieved substantial completion (as defined in the EPC agreement for the unit) in the second quarter 2010. In addition, TCEH is the largest purchaser of wind-generated electricity in Texas and the fifth largest in the US. TCEH provides competitive electricity and related services to approximately two million retail electricity customers in Texas.

As of December 31, 2010, EFCH had approximately 5,100 full-time employees, including approximately 2,100 employees under collective bargaining agreements.

Recent Developments

As part of its ongoing liability management program, on April 1, 2011, TCEH commenced a solicitation of the lenders under the TCEH Senior Secured Facilities seeking certain amendments (the “Amendment”) to the TCEH Senior Secured Facilities. In addition, on April 1, 2011, TCEH announced that it was offering all of its lenders under the TCEH Senior Secured Facilities the right to extend (the “Extension”) their commitments and loans under the TCEH Senior Secured Facilities.

On April 7, 2011, TCEH received the requisite lender consents in order for the Amendment to become effective. As a result, the Amendment was executed by the requisite parties and became effective. TCEH paid a consent fee of 50 basis points to each lender that consented to the Amendment on or prior to 12:00 p.m., Eastern time, on April 7, 2011. The Amendment was not conditioned on the consummation of the Extension.

        The Amendment includes, among other things, amendments to certain covenants contained in the TCEH Senior Secured Facilities (including the Consolidated Secured Debt to Consolidated EBITDA Ratio (as such term is defined in the TCEH Senior Secured Facilities) financial maintenance covenant), as well as an acknowledgement from the lenders that (i) the terms of the Intercompany Notes (as defined below) comply with the TCEH Senior Secured Facilities, including the requirement that these loans be made on an “arm’s-length” basis, and (ii) no mandatory repayments relating to excess cash flows were required to be made under the TCEH Senior Secured Facilities by TCEH for fiscal years 2008, 2009 and 2010.

In addition, the Amendment contains certain provisions related to notes receivable from EFH Corp. that are payable to TCEH on demand and arise from cash loaned for (i) debt principal and interest payments (the “P&I Note”) and (ii) other general corporate purposes of EFH Corp. (the “SG&A Note,” and together with the P&I Note, the “Intercompany Notes”). In addition to the acknowledgement described above, TCEH agreed in the Amendment:

(1) not to make any further loans under the SG&A Note to EFH Corp.;

(2) that borrowings outstanding under the P&I Note will not exceed $2 billion in the aggregate at any time; and

(3) that the sum of (a) the outstanding senior secured indebtedness (including guarantees) issued by EFH Corp. or any subsidiary of EFH Corp. (including EFIH) secured by a second-priority lien on the equity interests that EFIH owns in Oncor Holdings (the “EFIH Second-Priority Debt”) and (b) the aggregate outstanding amount of the Intercompany Notes will not exceed, at any time, the maximum amount of EFIH Second-Priority Debt permitted by the indenture governing the EFH Corp. 10% Notes as in effect on April 7, 2011.

Further, in connection with the Amendment, the following actions were taken with respect to the Intercompany Notes:

(1) EFH Corp. repaid $770 million of borrowings under the SG&A Note; and

(2) EFIH and EFCH guaranteed, on an unsecured basis, the remaining balance of the SG&A Note (consistent with the existing EFIH and EFCH unsecured guarantees of the P&I Note).

TCEH also repaid all borrowings outstanding under its note payable to EFH Corp.

Although the Amendment became effective on April 7, 2011, the closing and effectiveness of the Extension was conditioned upon the satisfaction of certain conditions, including, among others, (a) the closing of an offering of senior secured notes (unless waived by TCEH) and (b) the aggregate pro-rata repayment of certain outstanding loans under the TCEH Senior Secured Facilities and, solely with respect to the extended commitments under the TCEH Revolving Credit Facility, the reduction of certain commitments under the TCEH Revolving Credit Facility. On April 19, 2011, TCEH and TCEH Finance issued $1,750 million aggregate principal amount of 11.5% Senior Secured Notes due 2020 (the “TCEH Senior Secured Notes”) at 99.295% of face value and used the net proceeds from the issuance of the TCEH Senior Secured Notes to repay approximately $1.6 billion aggregate principal amount of loans under the TCEH Senior Secured Facilities and to pay certain arranger fees and expenses to the initial purchasers of the TCEH Senior Secured Notes related to the Amendment and Extension. As a result, the Extension became effective on April 19, 2011.

As a result of the Extension becoming effective, under the TCEH Senior Secured Facilities there are approximately:

(1)	$15,402 million aggregate principal amount of term loans with maturities extended from 2014 to 2017 and $3,777 million aggregate principal amount of non-extended term loans;

(2)	$1,020 million aggregate principal amount of deposit letter of credit loans with maturities extended from 2014 to 2017 and $43 million aggregate principal amount of non-extended deposit letter of credit loans; and

(3)	$1,414 million aggregate principal amount of revolving commitments with maturities extended from 2013 to 2016 and $640 million aggregate principal amount of non-extended commitments under the TCEH Revolving Credit Facility.

The interest rate on the extended term loans and extended deposit letter of credit loans increased from LIBOR plus 3.50% to LIBOR plus 4.50%. The interest rate on the extended revolving commitments increased from LIBOR plus 3.50% to LIBOR plus 4.50%, and the undrawn fee with respect to such commitments increased from 0.50% to 1.00%. Upon the effectiveness of the Extension, TCEH paid an up-front extension fee of 350 basis points on extended term loans and extended deposit letter of credit loans to lenders that agreed to extend their term loans and deposit letter of credit loans.

The TCEH Senior Secured Facilities include a “springing maturity” provision pursuant to which (a) in the event that more than $500 million aggregate principal amount of the notes due in 2015 (other than notes held by EFH Corp. or its controlled affiliates as of March 31, 2011 to the extent held as of the date of determination) or more than $150 million aggregate principal amount of the notes due in 2016 (other than notes held by EFH Corp. or its controlled affiliates as of March 31, 2011 to the extent held as of the date of determination), as applicable, remain outstanding as of 91 days prior to the maturity date of the applicable notes and (b) TCEH’s Consolidated Total Debt to Consolidated EBITDA Ratio (as such term is defined in the TCEH Senior Secured Facilities) is greater than 6.00 to 1.00 at such applicable determination date, then the maturity date of the extended loans will automatically change to 90 days prior to the maturity date of the applicable notes.

Additional Information

        TCEH was formed in Texas in November 2001 and TCEH Finance was incorporated in Delaware in September 2007. The Issuer’s principal executive offices currently are located at Energy Plaza, 1601 Bryan Street, Dallas, TX 75201-3411, and its telephone number is (214) 812-4600.

The Notes

The summary below describes the principal terms of the notes and the related indenture. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus contains more detailed descriptions of the terms and conditions of the notes and the related indenture.

Issuers	Texas Competitive Electric Holdings Company LLC and TCEH Finance, Inc.

Securities Offered	$4,893,578,671 aggregate principal amount of notes consisting of:

•      $2,045,956,000 initial cash-pay notes;

•      $1,441,957,000 Series B cash-pay notes; and

•      $1,405,665,671 toggle notes.

Each of the initial cash-pay notes, the Series B cash-pay notes and the toggle notes are a separate series of notes under the indenture but will be treated as a single class of securities under the indenture for amendments and waivers and for taking certain actions, except as otherwise stated herein.

Maturity Date	Cash-pay notes: November 1, 2015.

Toggle notes: November 1, 2016

Interest Rate	The cash-pay notes will accrue interest at the rate of 10.25% per annum.

Until November 1, 2012, the Issuer may elect to pay interest on the toggle notes, at the Issuer’s option:

•      entirely in cash;

•      by increasing the principal amount of the toggle notes or by issuing new toggle notes (“Payment-In-Kind Interest” or “PIK interest”); or

•      50% in cash and 50% in PIK interest.

The toggle notes accrue cash interest at a rate of 10.50% per annum and PIK interest at a rate of 11.25% per annum.

For any interest period in which the Issuer elects to pay any PIK interest, the Issuer will increase the principal amount of the toggle notes or issue new toggle notes in an amount equal to the amount of PIK interest for the applicable interest payment period (rounded up to the nearest $1,000) to holders of the toggle notes on the relevant record date.

Interest Payment Dates	Interest on the notes is payable on May 1 and November 1 of each year.

Ranking	The notes are:

•      senior unsecured obligations of the Issuer and rank equally in right of payment with all senior indebtedness of the Issuer;

•      effectively subordinated to any indebtedness of the Issuer secured by assets of the Issuer, including the Issuer’s obligations under the TCEH Senior Secured Facilities, to the extent of the value of the assets securing such indebtedness;

•      structurally subordinated to all indebtedness and other liabilities of the Issuer’s non-guarantor subsidiaries, including the Issuer’s foreign subsidiaries and any other unrestricted subsidiaries of TCEH;

•      senior in right of payment to any future subordinated indebtedness of the Issuer; and

•      guaranteed as described in “—Guarantees.”

As of December 31, 2010, the notes would have ranked effectively junior to approximately $24.013 billion principal amount of the Issuer’s senior secured indebtedness, most of which would have been represented by its borrowings under the TCEH Senior Secured Facilities. As of December 31, 2010, TCEH had approximately $1.701 billion of additional available capacity under the TCEH Senior Secured Facilities (excluding amounts available under its senior secured cash posting credit facility and $135 million of commitments from a subsidiary of Lehman Brothers Holding Inc. (such subsidiary, “Lehman”) that has filed for bankruptcy under Chapter 11 of the US Bankruptcy Code, but including $94 million of undrawn commitments from Lehman that are only available from the fronting banks and the swingline lender and $261 million of available letter of credit capacity). In addition, the TCEH Senior Secured Facilities permit TCEH to issue up to $5.0 billion of secured notes or loans ranking junior to TCEH’s senior secured borrowings.

Guarantees	The notes are unconditionally guaranteed, jointly and severally, by TCEH’s direct parent, EFCH, and by each subsidiary that guarantees the TCEH Senior Secured Facilities (collectively, the “Guarantors”) on a senior unsecured basis.

The guarantees:

•      are a general senior unsecured obligation of each Guarantor;

•      rank equally in right of payment with all existing and future senior indebtedness of each Guarantor;

•      are effectively subordinated to all secured indebtedness of each Guarantor to the extent of the value of the assets securing such indebtedness (including the TCEH Senior Secured Facilities);

•      are structurally subordinated to all indebtedness and other liabilities of subsidiaries of a Guarantor that do not guarantee the notes, and any other unrestricted subsidiaries; and

•      are senior in right of payment to any future subordinated indebtedness of each Guarantor.

As of December 31, 2010, the guarantees ranked effectively junior to approximately $22.324 billion principal amount of the Guarantors’ senior secured indebtedness, represented by their guarantees of the TCEH Senior Secured Facilities, $1.785 billion principal amount of other TCEH secured indebtedness and $92 million principal amount of senior secured indebtedness at EFCH, the parent Guarantor. As of December 31, 2010, the guarantee by EFCH of the notes ranks equally with its guarantee of $5.830 billion principal amount of the EFH Corp. Senior Notes and EFH Corp. Senior Secured Notes, including $3.724 billion principal amount of EFH Corp. Senior Notes held by Energy Future Intermediate Holding Company LLC (“EFIH”), a wholly-owned subsidiary of EFH Corp. and with $9 million principal amount of EFCH unsecured debt.

EFH Corp., our parent, does not guarantee the notes. In addition, none of the entities comprising EFH Corp.’s regulated electricity transmission and distribution business guarantee the notes.

Security	None.

Optional Redemption	The Issuer may redeem any of the cash-pay notes beginning on and after November 1, 2011 at the redemption prices set forth in this prospectus. The Issuer may also redeem any of the cash-pay notes at any time prior to November 1, 2011 at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium.See “Description of the Notes—Optional redemption.”

The Issuer may redeem any of the toggle notes beginning on and after November 1, 2012 at the redemption prices set forth in this prospectus. The Issuer may also redeem any of the toggle notes at any time prior to November 1, 2012 at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. In addition, before November 1, 2010, the Issuer may redeem up to 35% of the aggregate principal amount of the toggle notes, using the proceeds from certain equity offerings at the redemption price set forth in this prospectus. See “Description of the Notes—Optional Redemption.”

At the end of any “accrual period” (as defined in Section 1272(a)(5) of the Internal Revenue Code of 1986, as amended (the “Code”)) ending after the fifth anniversary of the issue date of the toggle notes (each, an “Optional Interest Repayment Date”), the Issuer may pay in cash, without duplication, all accrued and unpaid interest, if any, and all accrued but unpaid “original issue discount” (as defined in Section 1273(a)(1) of the Code) on each toggle note then outstanding up to, in the aggregate, the Optional Interest Repayment Amount (as defined below) (each such redemption, an “Optional Interest Repayment”). The “Optional Interest Repayment Amount” means, as of each Optional Interest Repayment Date, the excess, if any, of (a) the aggregate amount of accrued and unpaid interest and all accrued and unpaid “original issue discount” (as defined in Section 1273(a)(1) of the Code) with respect to the toggle notes, over (b) an amount equal to the product of (i) the “issue price” (as defined in Sections 1273(b) and 1274(a) of the Code) of the toggle notes multiplied by (ii) the “yield to maturity” (as defined in the Treasury Regulation Section 1.1272-1(b)(1)(i)) of the toggle notes, minus (c) $50,000,000.

Change of Control Offer	Upon the occurrence of certain transactions meeting the definition of “change of control,” holders of the notes will have the right to require the Issuer to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. See “Description of the Notes—Repurchase at the Option of Holders—Change of Control” and the definition of “Change of Control” under “Description of the Notes.”

The Issuer may not be able to pay holders the required price for notes they present to it at the time of a change of control, because the Issuer may not have enough funds at that time or the terms of the Issuer’s other indebtedness or any of its subsidiaries’ indebtedness, including under the TCEH Senior Secured Facilities, may prevent the Issuer from making such payment or receiving funds from its subsidiaries in an amount sufficient to fund such payment. See “Risk Factors—Risks Related to the Notes and Our Substantial Indebtedness—The Issuer may not be able to repurchase the notes upon a change of control.”

Important Covenants	The indenture governing the notes contains covenants limiting the Issuer’s ability and the ability of its restricted subsidiaries to:

•      incur additional debt or issue some types of preferred shares;

•      pay dividends on or make other distributions in respect of TCEH’s capital stock or make other restricted payments;

•      make investments;

•      sell assets;

•      create liens on assets to secure debt;

•      consolidate, merge, sell or otherwise dispose of all or substantially all of their assets;

•      enter into certain transactions with their affiliates; and

•      designate their restricted subsidiaries as unrestricted subsidiaries.

These covenants are subject to a number of important limitations and exceptions. See “Description of the Notes.”

No Active Trading Market	We do not intend to apply for a listing of the notes on a securities exchange or any automated dealer quotation system. We cannot assure you as to the liquidity of markets that may develop for the notes, your ability to sell the notes or the price at which you would be able to sell the notes. The Market Maker has advised us that it intends to make a market in the notes as permitted by applicable laws and regulations; however, it is not obligated to do so, and it may discontinue its market-making activities at any time without notice. In addition, it may be restricted in its market-making activities. See “Risk Factors—Risks Related to the Notes and Our Substantial Indebtedness—Your ability to transfer the notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the notes.”

Voting	The initial cash-pay notes, the Series B cash-pay notes and the toggle notes are treated as a single class under the indenture. See “Description of the Notes.”

Original Issue Discount	The Issuer has the option to pay interest on the toggle notes in cash interest or PIK interest for any interest payment period prior to November 1, 2012. For U.S. federal income tax purposes, the existence of this option means that none of the interest payments on the toggle notes are “qualified stated interest.” Consequently, the toggle notes are treated as having been issued with “original issue discount,” and U.S. holders (as defined under “Material U.S. Tax Considerations”) are required to include the original issue discount in gross income for U.S. federal income tax purposes on a constant yield to maturity basis, regardless of whether interest is paid currently in cash. In addition, because the “stated redemption price at maturity” of the Series B cash-pay notes exceeds their issue price by more than the statutory de minimis threshold, the Series B cash-pay notes are treated as having been issued with original issue discount. Therefore, a U.S. holder of a Series B cash pay note is required to include such original issue discount in gross income as it accrues, in advance of the receipt of cash attributable to that income and regardless of the U.S. holder’s regular method of accounting for U.S. federal income tax purposes. For more information, see “Material U.S. Tax Considerations.”

Use of Proceeds	This prospectus may be delivered in connection with the resale of notes by the Market Maker and the affiliates of the Market Maker in market-making transactions in the notes in the secondary market. We will not receive any of the proceeds from such transactions. See “Use of Proceeds.”

Risk Factors	In addition to the other information included in this prospectus, you should carefully consider the information set forth in the section entitled “Risk Factors” beginning on page 9 before deciding whether or not to invest in the notes.

Summary Historical Consolidated Financial Data of

Energy Future Competitive Holdings Company and its Subsidiaries

The following tables set forth our summary historical consolidated financial data as of and for the periods indicated. The historical financial data as of December 31, 2010 and 2009 (Successor) and for the years ended December 31, 2010, 2009 and 2008 (Successor), have been derived from our December 31, 2010 Financial Statements (audited historical consolidated financial statements and related notes) included elsewhere in this prospectus. The historical financial data as of December 31, 2008 and 2007 (Successor), and December 31, 2006 (Predecessor) and for the period from October 11, 2007 through December 31, 2007 (Successor) and the period from January 1, 2007 through October 10, 2007 (Predecessor) and year ended December 31, 2006 (Predecessor) have been derived from our audited historical consolidated financial statements that are not included herein.

The summary historical consolidated financial data should be read in conjunction with “Energy Future Competitive Holdings Company and Subsidiaries Selected Historical Consolidated Financial Data,” “Energy Future Competitive Holdings Company and Subsidiaries Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our December 31, 2010 Financial Statements appearing elsewhere in this prospectus.

	Successor				Predecessor
	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006

	(millions of dollars, except ratios)
Statement of Income Data:
Operating revenues	$8,235	$7,911	$9,787	$1,671	$6,884	$9,396
Net income (loss)	$(3,530)	$515	$(9,039)	$(1,266)	$1,306	$2,501
Net (income) loss attributable to noncontrolling interests	$—	$—	$—	$—	$—	$—
Net income (loss) attributable to EFCH	$(3,530)	$515	$(9,039)	$(1,266)	$1,306	$2,501

Ratio of earnings to fixed charges (a)	—	1.36	—	—	5.88	10.84
Ratio of earnings to combined fixed charges and preference dividends (a)	—	1.36	—	—	5.88	10.84

	Successor				Predecessor
	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006

		(millions of dollars)
Statement of Cash Flows Data:
Cash flows provided by (used in) operating activities from continuing operations	$1,257	$1,384	$1,657	$(248)	$1,231	$4,757
Cash flows provided by (used in) financing activities from continuing operations	$27	$279	$1,289	$1,488	$895	$(1,265)
Cash flows used in investing activities from continuing operations	$(1,338)	$(2,048)	$(2,682)	$(1,881)	$(1,277)	$(3,497)
Other Financial Data:
Capital expenditures, including nuclear fuel	$902	$1,521	$2,074	$519	$1,585	$908

	Successor				Predecessor
	December 31,				December 31,
	2010	2009	2008	2007	2006
		(millions of dollars)
Balance Sheet Data:
Total assets	$39,144	$43,245	$43,000	$49,152	$21,149
Property, plant & equipment — net	$20,155	$20,980	$20,902	$20,545	$10,344
Goodwill and intangible assets	$8,523	$12,845	$13,096	$22,197	$526
Total debt (b)	$31,353	$33,376	$32,725	$31,402	$4,084
Total shareholders’ equity (c)	$(6,149)	$(4,218)	$(5,002)	$4,003	$7,943

(a)	Fixed charges and combined fixed charges and preference dividends exceeded “earnings” (net loss) by $3.212 billion, $9.543 billion and $1.941 billion for the years ended December 31, 2010 and 2008 and for the period from October 11, 2007 through December 31, 2007, respectively.
(b)	Includes long-term debt, including amounts due currently and amounts held by affiliates, and short-term borrowings and EFH Corp. debt guaranteed by EFCH and pushed down to EFCH’s financial statements.
(c)	2010 and 2009 amounts include $87 million and $48 million, respectively, of noncontrolling interests in subsidiaries.

Note: Although EFCH continued as the same legal entity after the Merger, its “Summary Historical Consolidated Financial Data” for periods preceding the Merger and for periods succeeding the Merger are presented as the consolidated financial statements of the “Predecessor” and the “Successor,” respectively. See Note 1 to our December 31, 2010 Financial Statements “Basis of Presentation” included elsewhere in this prospectus. The consolidated financial statements of the Successor reflect the application of “purchase accounting.” Results for 2010 reflect the prospective adoption of amended guidance regarding consolidation accounting standards related to variable interest entities and amended guidance regarding transfers of financial assets that resulted in the accounts receivable securitization program no longer being accounted for as a sale of accounts receivable and the funding under the program now reported as short-term borrowings as discussed in Note 7 to our December 31, 2010 Financial Statements. Results for 2010 were significantly impacted by a goodwill impairment charge as discussed in Note 2 to our December 31, 2010 Financial Statements. Results for 2008 were significantly impacted by impairment charges related to goodwill, trade name and emission allowances intangible assets and natural gas-fueled generation facilities as discussed in Notes 2 and 3 to our December 31, 2010 Financial Statements.

RISK FACTORS

You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before deciding to invest in the notes. The selected risks described below are not our only risks. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial also may materially and adversely affect our business, financial condition or results of operations. Any of the following risks could materially and adversely affect our business, financial condition, operating results or cash flow. In such a case, the trading price of the notes could decline, or we may not be able to make payments of interest and principal on the notes, and you may lose all or part of your original investment.

In these “Risk Factors,” EFCH shall refer to Energy Future Competitive Holdings Company and/or its subsidiaries, depending on context. Energy Future Competitive Holdings Company is the registrant parent guarantor of the notes, and conducts its operations almost entirely through TCEH, its wholly-owned subsidiary and co-issuer of the notes.

Risks Related to the Notes and Our Substantial Indebtedness

EFCH’s substantial leverage could adversely affect its ability to raise additional capital to fund its operations, limit its ability to react to changes in the economy or its industry, expose EFCH to interest rate risk to the extent of its variable rate debt and prevent EFCH from meeting obligations under the various debt agreements governing its debt.

EFCH is highly leveraged. As of December 31, 2010, EFCH’s consolidated principal amount of debt was $31.5 billion (including short-term borrowings and long-term debt, including amounts due currently, amounts held by affiliates and $850 million principal amount pushed down to EFCH as a result of its guarantee of certain EFH Corp. debt, but excluding $263 million of notes issued to affiliates). As of December 31, 2010, EFCH guaranteed an additional $4.980 billion principal amount of debt of EFH Corp. not pushed down to its financial statements (including $3.724 billion principal amount of such EFH Corp. debt held by EFIH). EFCH’s substantial leverage could have important consequences, including:

•	making it more difficult for EFCH to make payments on its debt;

•

requiring a substantial portion of cash flow to be dedicated to the payment of principal and interest on debt, thereby reducing EFCH’s ability to use its cash flow to fund operations, capital expenditures and future business opportunities and execute its strategy;

•	increasing vulnerability to adverse economic, industry or competitive developments;

•

exposing EFCH to the risk of increased interest rates because, as of December 31, 2010, taking into consideration interest swap transactions, 15% of EFCH’s long-term borrowings were at variable rates of interest;

•	limiting ability to make strategic acquisitions or causing EFCH to make non-strategic divestitures;

•

limiting ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes, or to refinance existing debt, and

•

limiting EFCH’s ability to adjust to changing market conditions and placing EFCH at a competitive disadvantage compared to competitors who are less highly leveraged and who therefore, may be able to take advantage of opportunities that EFCH cannot due to its substantial leverage.

EFCH may not be able to repay or refinance its debt as or before it becomes due, or obtain additional financing, particularly if forward natural gas prices do not significantly increase.

EFCH may not be able to repay or refinance its debt obligations as or before they become due, or may be able to refinance such amounts only on terms that will increase its cost of borrowing or on terms that may be more onerous. EFCH’s ability to successfully implement any future refinancing of its debt will depend, among other things, on EFCH’s financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond EFCH’s control, including, without limitation, wholesale electricity prices in ERCOT (which are primarily driven by the price of natural gas and ERCOT market heat rates) and general conditions in the credit markets. Refinancing may be difficult because of the slow economic recovery, the possibility of rising interest rates and the impending surge of large debt maturities of other borrowers. Due to the weakness of EFCH’s credit, it may be more heavily exposed to these refinancing risks than other borrowers.

        A substantial amount of our debt is comprised of debt incurred under the TCEH Senior Secured Facilities. As a result of the Extension becoming effective, the non-extended commitments under the TCEH Revolving Credit Facility (approximately $640 million) will mature in October 2013, approximately $3.8 billion aggregate principal amount of non-extended term and deposit letter of credit loans under the TCEH Senior Secured Facilities will mature in October 2014, the extended revolving commitments under the TCEH Revolving Credit Facility (approximately $1.4 billion) will mature in October 2016 and approximately $16.4 billion aggregate principal amount of extended term loans and extended letter of credit loans under the TCEH Senior Secured Facilities will mature in October 2017. We may not be able to refinance this debt or our other debt because of our high levels of existing debt. For example, lenders under the TCEH Senior Secured Facilities due in 2013 and 2014 may be unwilling to refinance or otherwise extend the maturity of their lendings unless prior to or concurrently with such refinancing we refinance or otherwise extend the maturity of a substantial portion of our debt due between 2015 and 2017. This “pullforward” effect, which may cause us to refinance several maturities at once as the first becomes due, could increase our near-term refinancing needs. As of December 31, 2010, $5.4 billion principal amount of EFCH’s debt was scheduled to mature in the period 2015 to 2017.

        As a result of the Extension becoming effective, the extended loans include a “springing maturity” provision pursuant to which (a) in the event that $500 million aggregate principal amount of the notes due in 2015 (other than notes held by EFH Corp. or its controlled affiliates as of March 31, 2011 to the extent held as of the date of determination) or more than $150 million aggregate principal amount of the notes due in 2016 (other than notes held by EFH Corp. or its controlled affiliates as of March 31, 2011 to the extent held as of the date of determination), as applicable, remain outstanding as of 91 days prior to the maturity date of the applicable notes and (b) TCEH’s Consolidated Total Debt to Consolidated EBITDA Ratio (as such term is defined in the TCEH Senior Secured Facilities) is greater than 6.00 to 1.00 at such applicable determination date, then the maturity date of the extended loans will automatically change to 90 days prior to the maturity date of the applicable notes. As a result of this “springing maturity” provision, we may lose the benefit of the Extension if we are unable to refinance the requisite portion of the notes by the applicable deadline. If holders of the notes are unwilling to extend the maturities of their notes, then, to avoid the “springing maturity” of the extended loans, we may be required to repay a substantial portion of the notes at prices above market or at par. There is no assurance that we will be able to make such payments whether through cash on hand or additional financings.

Wholesale electricity prices in the ERCOT market largely correlate with the price of natural gas. Accordingly, the contribution to earnings and the value of EFCH’s baseload generation assets are dependent in significant part upon the price of natural gas. Forward natural gas prices have generally trended downward since mid-2008. In recent years natural gas supply has outpaced demand as a result of increased drilling of shale gas deposits combined with lingering demand weakness associated with the economic recession, and many industry experts expect this supply/demand imbalance to continue for a number of years, thereby depressing natural gas prices for a long-term period. These market conditions are challenging to the long-term profitability of EFCH’s generation assets. Specifically, low natural gas prices and their correlated effect in ERCOT on wholesale electricity prices could have a material adverse impact on the overall profitability of EFCH’s generation assets for periods in which it does not have significant hedge positions. As of December 31, 2010, EFCH has hedged only approximately 51% and 19% of its wholesale natural gas price exposure related to expected generation output for 2013 and 2014, respectively, and does not have any significant amounts of hedges in place for periods after 2014. A continuation of current forward natural gas prices or a further decline of forward natural gas prices could limit EFCH’s ability to hedge its wholesale electricity revenues at sufficient price levels to support its interest payments and debt maturities, result in further declines in the values of its baseload generation assets and adversely impact EFCH’s ability to refinance its debt or obtain additional financing.

In addition, EFCH’s liabilities exceed its assets as shown on its balance sheet prepared in accordance with US GAAP as of December 31, 2010. EFCH’s assets include $6.2 billion of goodwill as of December 31, 2010. In the third quarter 2010, EFCH recorded a $4.1 billion noncash goodwill impairment charge reflecting the estimated effect of lower wholesale electricity prices on the enterprise value of TCEH, driven by the sustained decline in forward natural gas prices, as indicated by EFCH’s cash flow projections and declines in market values of securities of comparable companies. The value of EFCH’s goodwill will continue to depend on, among other things, wholesale electricity prices in the ERCOT market. Recent valuation analyses of TCEH’s business indicate that the principal amount of its outstanding debt exceeds its enterprise value. EFCH may have difficulty successfully implementing any refinancing of its debt or obtaining additional financing due to the valuation of our assets.

Further, a lack of available liquidity could adversely impact the evaluation of our creditworthiness by counterparties and rating agencies. In particular, such concerns by existing and potential counterparties could significantly limit TCEH’s wholesale market activities, including its long-term hedging program.

EFCH may pursue transactions and initiatives that are unsuccessful or do not produce the desired outcome.

Future transactions and initiatives that EFCH may pursue may have significant effects on its business, capital structure, liquidity and/or results of operations. For example, in addition to the exchanges and repurchases of its debt that are described in Note 8 to our December 31, 2010 Financial Statements, EFCH has and may continue to pursue, from time to time, transactions and initiatives of various types, including, without limitation, debt exchange transactions, debt repurchases, equity or debt issuances, debt financing transactions (including extensions of maturity dates of EFCH’s debt), asset sales, joint ventures, recapitalizations, business combinations and other strategic transactions. There can be no guarantee that any of such transactions or initiatives would be successful or produce the desired outcome, which could ultimately affect EFCH in a material and adverse manner. Moreover, the effects of any of these transactions or initiatives could be material and adverse to holders of EFCH’s debt and could be disproportionate, and directionally different, with respect to one class or type of debt than with respect to others.

Despite EFCH’s current high debt level, it may still be able to incur substantially more debt. This could further exacerbate the risks associated with EFCH’s substantial debt.

EFCH may be able to incur additional debt in the future. Although EFCH’s debt agreements contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of significant qualifications and exceptions. Under certain circumstances, the amount of debt, including secured debt, that could be incurred in compliance with these restrictions could be substantial. If new debt is added to EFCH’s existing debt levels, the related risks that EFCH and holders of its existing debt instruments now faces would intensify.

Increases in interest rates may negatively impact EFCH’s results of operations, liquidity and financial condition.

Certain of EFCH’s borrowings, to the extent the interest rate is not fixed by interest rate swaps, are at variable rates of interest. An increase in interest rates would have a negative impact on EFCH’s results of operations by causing an increase in interest expense.

        As of December 31, 2010, EFCH had $4.514 billion aggregate principal amount of variable rate long-term debt (excluding $1.135 billion of long-term borrowings associated with the TCEH Letter of Credit Facility that are invested at a variable rate), taking into account interest rate swaps that fix the interest rate on $15.8 billion in notional amount of variable rate debt. As a result, as of December 31, 2010, a 100 basis point increase in interest rates would increase EFCH’s annual interest expense by approximately $45 million. See discussion of interest rate swap transactions in “Energy Future Competitive Holdings Company and Subsidiaries Management’s Discussion and Analysis of Financial Condition and Results of Operations — Significant Activities and Events.”

        EFCH’s interest expense and related charges for the year ended December 31, 2010 totaled $3.067 billion, including $207 million of unrealized mark-to-market net losses on interest rate swaps.

As a result of the Extension, the interest rates on a material portion of TCEH’s debt have increased and its unhedged interest rate exposure has materially increased because its existing interest rate hedges do not cover the extended time period.

EFCH’s debt agreements contain restrictions that limit flexibility in operating its businesses.

EFCH’s debt agreements contain various covenants and other restrictions that limit the ability of EFCH and/or its restricted subsidiaries to engage in specified types of transactions and may adversely affect their ability to operate their businesses. These covenants and other restrictions limit EFCH’s and/or its restricted subsidiaries’ ability to, among other things:

•	incur additional debt or issue preferred shares;

•	pay dividends on, repurchase or make distributions in respect of capital stock or make other restricted payments;

•	make investments;

•	sell or transfer assets;

•	create liens on assets to secure debt;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of their assets;

•	enter into transactions with affiliates;

•	designate subsidiaries as unrestricted subsidiaries, and

•	repay, repurchase or modify certain subordinated and other material debt.

There are a number of important limitations and exceptions to these covenants and other restrictions. See Note 8 to our December 31, 2010 Financial Statements for a description of these covenants and other restrictions.

Under the TCEH Senior Secured Facilities, TCEH is required to maintain a consolidated secured debt to consolidated EBITDA ratio below specified levels. TCEH’s ability to maintain the consolidated secured debt to consolidated EBITDA ratio below such levels can be affected by events beyond its control, including, without limitation, wholesale electricity prices (which are primarily derived by the price of natural gas and ERCOT market heat rates), and there can be no assurance that TCEH will comply with this ratio. As of December 31, 2010, TCEH’s consolidated secured debt to consolidated EBITDA ratio was 5.19 to 1.00, which compares to the maximum consolidated secured debt to consolidated EBITDA ratio of 8.00 to 1.00 currently permitted under the TCEH Senior Secured Facilities, as amended by the Amendment and Extension. The secured debt portion of the ratio excludes (a) up to $1.5 billion of debt secured by a first-priority lien that may be issued in the future (including the TCEH Senior Secured Notes discussed in “Prospectus Summary – Recent Developments”) if the proceeds of such debt are used to paydown term loans or deposit letter of credit loans under the TCEH Senior Secured Facilities and (b) debt secured by a lien ranking junior to the TCEH Senior Secured Facilities, including the TCEH Senior Secured Second Lien Notes.

A breach of any of these covenants or restrictions could result in an event of default under one or more of EFCH’s debt agreements, including as a result of cross default provisions. Upon the occurrence of an event of default under one of these debt agreements, EFCH’s lenders or noteholders could elect to declare all amounts outstanding under that debt agreement to be immediately due and payable and/or terminate all commitments to extend further credit. Such actions by those lenders or noteholders could cause cross defaults under EFCH’s other debt. If EFCH were unable to repay those amounts, the lenders or noteholders could proceed against any collateral granted to them to secure such debt. If lenders or noteholders accelerate the repayment of borrowings, EFCH may not have sufficient assets and funds to repay those borrowings.

In addition, EFH Corp. and Oncor have implemented a number of “ring-fencing” measures to enhance the credit quality of Oncor Holdings and its subsidiaries, including Oncor. Those measures include Oncor not guaranteeing or pledging any of its assets to secure the debt of Texas Holdings and its other subsidiaries. Accordingly, Oncor’s assets will not be available to repay any of EFCH’s debt.

Lenders and holders of our debt have in the past alleged and may allege in the future that we are not operating in compliance with covenants in our debt agreements, which even if the claims have no merit, could cause the trading price of the notes to decline.

Given our financial condition, lenders or holders of our debt may assert that we are not operating in compliance with covenants in our debt agreements or make other related allegations, including for the purpose of accelerating the maturity of such debt and/or attempting to obtain economic benefits from us. Even if any claim by lenders or holders of our debt alleging noncompliance or an event of default under our debt agreements is without merit, such a claim could nevertheless cause the trading price of the notes to decline.

EFCH may not be able to generate sufficient cash to service all of its debt and may be forced to take other actions to satisfy its obligations under its debt agreements, which may not be successful.

        EFCH’s ability to make scheduled payments on its debt obligations depends on EFCH’s financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond EFCH’s control, including, without limitation, wholesale electricity prices (which are primarily driven by the price of natural gas and ERCOT market heat rates). EFCH may not be able to maintain a level of cash flows sufficient to permit it to pay the principal, premium, if any, and interest on its debt. As of December 31, 2010, TCEH has hedged only approximately 51% and 19% of its wholesale natural gas price exposure related to expected generation output for 2013 and 2014, respectively, and does not have any significant amounts of hedges in place for periods after 2014. A continuation of current forward natural gas prices or a further decline of forward natural gas prices could limit TCEH’s ability to hedge its wholesale electricity revenues at sufficient price levels to support its interest payments or debt maturities and result in further declines in the value of TCEH’s baseload generation assets.

If cash flows and capital resources are insufficient to fund its debt service obligations, EFCH could face substantial liquidity problems and might be forced to reduce or delay investments and capital expenditures, or to dispose of assets or operations, seek additional capital or restructure or refinance debt. These alternative measures may not be successful, may not be completed on economically attractive terms or may not be adequate for EFCH to meet its debt service obligations when due. Additionally, EFCH’s debt agreements limit the use of the proceeds from many dispositions of assets or operations. As a result, EFCH may not be allowed, under these documents, to use proceeds from these dispositions to satisfy its debt service obligations.

Further, a lack of available liquidity could adversely impact the evaluation of our creditworthiness by counterparties and rating agencies. In particular, such concerns by existing and potential counterparties could significantly limit TCEH’s wholesale market activities, including its long-term hedging program.

If we or any of our subsidiaries default on obligations to pay indebtedness, we may not be able to make payments on the notes.

Any default under our or our subsidiaries’ debt agreements that is not waived by the required lenders or noteholders, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on the notes, which could substantially decrease the market price of the notes. If our subsidiaries are unable to generate sufficient cash flows and we are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we or our subsidiaries otherwise fail to comply with the various covenants, including any financial and operating covenants, in the instruments governing our or their indebtedness, we or they could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, and/or the lenders could elect to terminate their commitments thereunder, cease making further loans and, in the case of the lenders under the TCEH Senior Secured Facilities, institute foreclosure proceedings against the pledged assets, and we could be forced into bankruptcy, liquidation or insolvency. If the operating performance of our subsidiaries declines, we or certain of our subsidiaries may in the future need to obtain waivers from the required lenders or noteholders to avoid being in default. If our subsidiaries breach the covenants under the TCEH Senior Secured Facilities or the indentures governing the notes, the TCEH Senior Secured Second Lien Notes and/or the TCEH Senior Secured Notes and seek a waiver, they may not be able to obtain a waiver from the required lenders. If this occurs, such subsidiaries would be in default under the instrument governing that indebtedness, the lenders could exercise their rights, as described above, and such subsidiaries could be forced into bankruptcy, liquidation or insolvency.

U.S. holders will be required to pay U.S. federal income tax on accrual of original issue discount on the Series B cash-pay notes.

Because the “stated redemption price at maturity” of the Series B cash-pay notes exceeds their “issue price” by more than the statutory de minimis threshold, the Series B cash-pay notes are treated as having been being issued with original issue discount for U.S. federal income tax purposes. A U.S. holder (as defined under “Material U.S. Tax Considerations”) of a Series B cash-pay note will be required to include such original issue discount in gross income as it accrues, in advance of the receipt of cash attributable to that income and regardless of the U.S. holder’s regular method of accounting for U.S. federal income tax purposes. See “Material U.S. Tax Considerations—Certain Tax Consequences to U.S. Holders—Series B Cash-Pay Notes” for more detail.

Your right to receive payments on the notes and the guarantees is effectively subordinated to those lenders who have a security interest in our assets.

The Issuer’s obligations under the notes and the Guarantors’ obligations under their guarantees of the notes are unsecured, but TCEH’s obligations under the TCEH Senior Secured Facilities and the Guarantors’ obligations under their guarantee of the TCEH Senior Secured Facilities are secured by a security interest in substantially all of our tangible and intangible assets and all of our capital stock and promissory notes and the capital stock of each of our existing and future domestic subsidiaries and 65% of the capital stock of the foreign subsidiaries of the Guarantors. If TCEH is declared bankrupt or insolvent, or if TCEH defaults under the TCEH Senior Secured Facilities, the lenders could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If TCEH were unable to repay such indebtedness, the lenders could foreclose on the pledged assets described above to the exclusion of holders of the notes, even if an event of default exists under the indenture governing the notes at such time. Furthermore, if the lenders foreclose on the pledged assets and sell the pledged equity interests of a Guarantor under the notes, then a Guarantor will be released from its guarantee of the notes automatically and immediately upon such sale. In any such event, because the notes are not secured by any of our assets or the equity interests in a Guarantor, it is possible that there would be no assets remaining from which your claims as a noteholder could be satisfied or, if any assets remained, they might be insufficient to fully satisfy your claims as a noteholder.

As of December 31, 2010, we had $24.201 billion principal amount of secured indebtedness, $22.324 billion of which was indebtedness under the TCEH Senior Secured Facilities, and TCEH had approximately $1.701 billion of additional available capacity under the TCEH Senior Secured Facilities (excluding amounts available under its commodity collateral posting facility and $135 million of commitments from Lehman that has filed for bankruptcy under Chapter 11 of the US Bankruptcy Code, but including $94 million of undrawn commitments from Lehman that are only available from the fronting banks and the swingline lender and $261 million of available letter of credit capacity).

Federal and state statutes allow courts, under specific circumstances, to void guarantees, subordinate claims in respect of guarantees and require note holders to return payments received from the Guarantors.

The notes are guaranteed by EFCH and substantially all of TCEH’s subsidiaries. The issuance of the guarantees by the Guarantors may be subject to review under state and federal laws if a bankruptcy, liquidation or reorganization case or a lawsuit, including in circumstances in which bankruptcy is not involved, were commenced at some future date by, or on behalf of, our unpaid creditors or the unpaid creditors of a Guarantor. Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, a court may void or otherwise decline to enforce a guarantor’s guarantee, or subordinate such guarantee to such guarantor’s existing and future indebtedness. While the relevant laws may vary from state to state, a court might do so if it found that when a guarantor entered into its guarantee or, in some states, when payments became due under such guarantee, such guarantor received less than reasonably equivalent value or fair consideration and either:

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

The court might also void a guarantee, without regard to the above factors, if the court found that a guarantor entered into its guarantee with actual intent to hinder, delay or defraud its creditors. In addition, any payment by a guarantor pursuant to its guarantee could be voided and required to be returned to such guarantor or to a fund for the benefit of such guarantor’s creditors. A court would likely find that a guarantor did not receive reasonably equivalent value or fair consideration for such guarantee if such guarantor did not substantially benefit directly or indirectly from the issuance of the notes. If a court were to void a guarantee, you would no longer have a claim against the guarantor. Sufficient funds to repay the notes may not be available from other sources. In addition, the court might direct you to repay any amounts that you already received from a guarantor. The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

To the extent a court voids any of the guarantees as a fraudulent transfer or holds any of the guarantees unenforceable for any other reason, holders of notes would cease to have any direct claim against the applicable Guarantor. If a court were to take this action, a Guarantor’s assets would be applied first to satisfy such Guarantor’s liabilities, if any, before any portion of its assets could be applied to the payment of the notes. Each guarantee contains a provision intended to limit the Guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being voided under fraudulent transfer law, or may reduce the Guarantor’s obligation to an amount that effectively makes the guarantee worthless.

The Issuer may not be able to repurchase the notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, the Issuer will be required to offer to repurchase all of the notes at 101% of their respective principal amount plus accrued and unpaid interest. The source of funds for any purchase of the notes will be the Issuer’s available cash or cash generated from the Issuer’s subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. The Issuer may not be able to repurchase the notes upon a change of control because the Issuer may not have sufficient financial resources to purchase all of the notes that are tendered upon a change of control. Further, we may be restricted under the terms of our debt agreements from repurchasing all of the notes tendered by holders upon a change of control. Accordingly, the Issuer may not be able to satisfy its obligations to purchase the notes unless the Issuer is able to refinance or obtain waivers under the instruments governing its indebtedness. The Issuer’s failure to repurchase the notes upon a change of control would cause a default under the indenture governing the notes and a cross-default under certain of its other debt agreements. The instruments governing the TCEH Senior Secured Facilities also provide that a change of control will be a default that permits the lenders thereunder to accelerate the maturity of borrowings thereunder. Any of the Issuer’s future debt agreements may contain similar provisions.

Your ability to transfer the notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the notes.

There may be limited liquidity in the trading market for the notes.

The Market Maker has advised us that it and its affiliates intend to make a market in the notes, as permitted by applicable laws and regulations; however, neither the Market Maker nor any of its affiliates is obligated to make a market in the notes, and they may discontinue their market-making activities at any time without notice. In addition, it may be restricted in its market making activities. The liquidity of any market for the notes will depend upon the number of holders of the notes, our performance, the market for similar securities, the interest in securities dealers making a market in the notes and other factors. Therefore, we cannot assure you that an active market for the notes will develop or, if developed, that it will continue. If an active market does not develop or is not maintained, the price and liquidity of the notes will be adversely affected.

Historically, the market for non investment-grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. We cannot assure you that the market, if any, for the notes will be free from similar disruptions or that any such disruptions may not adversely affect the prices at which you may sell your notes. In addition, the notes may trade at a discount from your purchase price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

A decline in our credit ratings could negatively affect the trading price of the notes and also our ability to refinance our debt.

Our credit rating and the rating for the notes could be lowered, suspended or withdrawn entirely, at any time, by the rating agencies, if, in each rating agency’s judgment, circumstances warrant. A downgrade or withdrawal, or the announcement of a possible downgrade or withdrawal, of the credit rating for the notes may cause the trading price of the notes to decline significantly. In addition, downgrades in our long-term debt ratings may make it more difficult to refinance our debt and increase the cost of any debt that we may incur in the future.

You will be required to pay U.S. federal income tax on the toggle notes, whether we pay interest on the toggle notes in cash or PIK interest.

We have the option to pay interest on the toggle notes in cash or PIK interest for any interest payment period prior to November 1, 2012. For U.S. federal income tax purposes, the existence of this option means that none of the interest payments on the toggle notes are qualified stated interest for U.S. federal income tax purposes (as defined under “Material U.S. Tax Considerations—Certain Tax Consequences to U.S. Holders—Toggle Notes”). Consequently, the toggle notes are treated as having been issued with original issue discount for U.S. federal income tax purposes, and U.S. holders (as defined under “Material U.S. Tax Considerations”) will be required to include the original issue discount in gross income on a constant yield to maturity basis, regardless of whether interest is paid currently in cash. See “Material U.S. Tax Considerations—Certain Tax Consequences to U.S. Holders—Toggle Notes.”

The voting interest of the holders of the notes will be diluted.

The initial cash-pay notes, the Series B cash-pay notes and the toggle notes are each a separate series of notes under the indenture but will be treated as a single class of securities under the indenture, except as otherwise stated herein. The initial cash-pay notes, the Series B cash-pay notes and the toggle notes will be treated as a single class for amendments and waivers affecting all such notes and for actions requiring the consent of holders of the notes, such as declaring certain defaults under the indenture governing the notes or accelerating the amounts due under the notes. Consequently, certain actions, including amendments and waivers, which will affect the holders of one series of the notes, may be accomplished whether or not the holders of that series of the notes consent to such action. As a result, the individual voting interest of the holders of the notes will be accordingly diluted.

The interests of the Sponsor Group may differ from the interests of the holders of the notes.

The Sponsor Group indirectly owns approximately 60% of EFH Corp.’s capital stock on a fully diluted basis through its investment in Texas Holdings. Affiliates of the Market Maker may be deemed, as a result of their ownership of approximately 27% of the General Partner’s outstanding units and certain provisions of the General Partner’s Limited Liability Company Agreement, to have shared voting or dispositive power over Texas Holdings. As a result of this ownership and the Sponsor Group’s ownership in interests of the general partner of Texas Holdings, the Sponsor Group has indirect control over decisions regarding our operations, plans, strategies, finances and structure, including whether to enter into any corporate transaction, and will have the ability to prevent any transaction that requires the approval of the holders of our equity interests.

The interests of these persons may differ from your interests in material respects. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of the Sponsor Group, as indirect equity holders of EFCH, might conflict with your interests as a noteholder. The Sponsor Group may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to you as a noteholder.

Risks Related to Our Structure

EFCH and TCEH are holding companies and their obligations are structurally subordinated to existing and future liabilities and preferred stock of their subsidiaries.

EFCH’s and TCEH’s cash flows and ability to meet their obligations are largely dependent upon the earnings of their subsidiaries and the payment of such earnings to EFCH and TCEH in the form of dividends, distributions, loans or otherwise, and repayment of loans or advances from EFCH or TCEH. These subsidiaries are separate and distinct legal entities and have no obligation to provide EFCH or TCEH with funds for their payment obligations. Any decision by a subsidiary to provide EFCH or TCEH with funds for their payment obligations, whether by dividends, distributions, loans or otherwise, will depend on, among other things, the subsidiary’s results of operations, financial condition, cash requirements, contractual restrictions and other factors. In addition, a subsidiary’s ability to pay dividends may be limited by covenants in their existing and future debt agreements or applicable law.

Because EFCH and TCEH are holding companies, their obligations to their creditors are structurally subordinated to all existing and future liabilities and existing and future preferred stock of their subsidiaries that do not guarantee such obligations. Therefore, with respect to subsidiaries that do not guarantee EFCH’s or TCEH’s obligations, EFCH’s and TCEH’s rights and the rights of their creditors to participate in the assets of any subsidiary in the event that such a subsidiary is liquidated or reorganized are subject to the prior claims of such subsidiary’s creditors and holders of such subsidiary’s preferred stock. To the extent that EFCH or TCEH may be a creditor with recognized claims against any such subsidiary, EFCH’s or TCEH’s claims would still be subject to the prior claims of such subsidiary’s creditors to the extent that they are secured or senior to those held by EFCH or TCEH. Subject to restrictions contained in financing arrangements, EFCH’s and TCEH’s subsidiaries may incur additional debt and other liabilities.

EFH Corp. relies significantly on loans from TCEH to meet its obligations, and such reliance may intensify if EFH Corp. does not receive distributions from Oncor.

EFH Corp. is a holding company and substantially all of its reported consolidated assets are held by its subsidiaries. As of December 31, 2010, TCEH and its subsidiaries held approximately 80% of EFH Corp.’s reported consolidated assets and for the year ended December 31, 2010, TCEH and its subsidiaries represented all of EFH Corp.’s reported consolidated revenues. EFH Corp. may need to borrow money from TCEH from time to time in order to pay its obligations, which are significant. The terms of the indentures governing the notes, the TCEH Senior Secured Second Lien Notes and the TCEH Senior Secured Notes and the terms of the TCEH Senior Secured Facilities permit TCEH to make certain loans on an arm’s-length basis and/or dividends (to the extent permitted by applicable state law) to cover certain of EFH Corp.’s obligations, including principal and interest payments. As of December 31, 2010, TCEH has notes receivable from EFH Corp. totaling $1.9 billion (see Note 19 to our December 31, 2010 Financial Statements), and TCEH may make additional loans to EFH Corp. in the future.

In connection with the Amendment, certain actions with respect to the intercompany loans have been taken, including, among others, that (a) TCEH agreed not to make any further loans under the SG&A Note to EFH Corp., (b) TCEH agreed that outstanding borrowings under the P&I Note will not exceed $2 billion in the aggregate at any time, and (c) TCEH agreed that the sum of (i) the EFIH Second-Priority Debt and (ii) the aggregate amount of the Intercompany Notes will not exceed, at any time, the maximum amount of EFIH Second-Priority Debt permitted by the indenture governing the EFH Corp. 10% Notes as in effect on the date of the Amendment.

Additionally, a lender could attempt to attack the Intercompany Notes by filing a state law cause of action for fraudulent conveyance under principles similar to those permitted under the U.S. Bankruptcy Code. If a lender were to show that the Intercompany Notes from TCEH to EFH Corp. were fraudulent transfers, those loans could be voided and the amount of the loans would be required to be returned to TCEH.

If TCEH is not able to continue making intercompany loans to EFH Corp. as a result of the restrictions in the Amendment or otherwise, EFH Corp. may not have sufficient cash flows to meet its obligations.

Upon the consummation of the Merger, EFH Corp. and Oncor, which is a subsidiary of EFH Corp. but not a subsidiary of EFCH, implemented certain structural and operational “ring-fencing” measures that were based on principles articulated by rating agencies and commitments made by Texas Holdings and Oncor to the PUCT and the FERC to further enhance Oncor’s credit quality. These measures were put into place to mitigate Oncor’s credit exposure to the Texas Holdings Group and to reduce the risk that the assets and liabilities of Oncor would be substantively consolidated with the assets and liabilities of the Texas Holdings Group in the event of a bankruptcy of one or more of those entities. Further, pursuant to the PUCT’s Order on Rehearing in Docket No. 34077, EFH Corp. is prohibited from selling a majority interest in Oncor until October 10, 2012, five years following the closing of the Merger.

As part of the ring-fencing measures, a majority of the members of the board of directors of Oncor are required to be, and are, independent from EFH Corp. Any new independent directors of Oncor are required to be appointed by the nominating committee of Oncor Holdings. The organizational documents of Oncor give these independent directors, acting by majority vote, and, during certain periods, any director designated by Texas Transmission Investment LLC (which owns approximately 19.75% of Oncor), the express right to prevent distributions from Oncor if they determine that it is in the best interests of Oncor to retain such amounts to meet expected future requirements. Accordingly, there can be no assurance that Oncor will make any distributions to EFH Corp., which may result in EFH Corp. relying on loans and distributions from TCEH to meet a substantial amount of its obligations.

In addition, Oncor’s organizational documents limit Oncor’s distributions to its owners, including EFH Corp., through December 31, 2012 to an amount not to exceed Oncor’s net income (determined in accordance with US GAAP, subject to certain defined adjustments, including goodwill impairments) and prohibit Oncor from making any distribution to EFH Corp. so long as and to the extent that such distribution would cause Oncor’s regulatory capital structure to exceed the debt-to-equity ratio established from time to time by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity. In January 2011, Oncor filed a rate review that, among other things, requested a revised regulatory capital structure of 55% debt to 45% equity.

Risks Related to Our Businesses

EFCH’s businesses are subject to ongoing complex governmental regulations and legislation that have impacted, and may in the future impact, their businesses and/or results of operations.

        EFCH’s businesses operate in changing market environments influenced by various state and federal legislative and regulatory initiatives regarding the restructuring of the energy industry, including competition in the generation and sale of electricity. EFCH will need to continually adapt to these changes.

        EFCH’s businesses are subject to changes in state and federal laws (including PURA, the Federal Power Act, the Atomic Energy Act, the Public Utility Regulatory Policies Act of 1978, the Clean Air Act and the Energy Policy Act of 2005), changing governmental policy and regulatory actions (including those of the PUCT, the NERC, the TRE, the RRC, the TCEQ, the FERC, the EPA, the NRC and the CFTC) and the rules, guidelines and protocols of ERCOT with respect to matters including, but not limited to, market structure and design, operation of nuclear generation facilities, construction and operation of other generation facilities, recovery of costs and investments, decommissioning costs, market behavior rules, present or prospective wholesale and retail competition and environmental matters. TCEH, along with other market participants, is subject to electricity pricing constraints and market behavior and other competition-related rules and regulations under PURA that are administered by the PUCT and ERCOT, and, with respect to any wholesale power sales outside the ERCOT market, is subject to market behavior and other competition-related rules and regulations under the Federal Power Act that are administered by the FERC. Changes in, revisions to, or reinterpretations of existing laws and regulations (for example, with respect to prices at which TCEH may sell electricity or the cost of emitting greenhouse gases) may have a material and adverse effect on EFCH’s businesses.

The Texas Legislature meets every two years (the current legislative session began in January 2011), and from time to time bills are introduced and considered that could materially affect EFCH’s businesses. The State of Texas currently faces a substantial budget deficit, and the Texas Legislature is expected to enact spending cuts to address this shortfall. EFCH cannot predict whether spending cuts or other actions taken with respect to the budget deficit will affect the PUCT or other agencies that relate to EFCH’s business or whether any such spending cuts or other actions taken with respect to the budget deficit will have a material impact on EFCH’s business. There can be no assurance that future action of the Texas Legislature will not result in legislation that could have a material adverse effect on EFCH and its financial prospects.

PURA, the PUCT, ERCOT, the RRC, the TCEQ and the Office of Public Utility Council (OPC) are subject to a “Sunset” review by the Texas Sunset Advisory Commission. PURA will expire, and the PUCT and the RRC will be abolished, on September 1, 2011 unless extended by the Texas Legislature following such review. If any of PURA, the PUCT, ERCOT, the RRC, the TCEQ or the OPC are not renewed by the Texas Legislature pursuant to Sunset review, it could have a material effect on EFCH’s business.

Sunset review is the regular assessment of the continuing need for a state agency to exist, and is grounded in the premise that an agency will be abolished unless legislation is passed to continue its functions. The Texas Sunset Advisory Commission (Sunset Commission) closely reviews each agency and recommends action on each agency to the Texas Legislature, which action may include modifying or even abolishing the agency. Of the agencies scheduled for Sunset review by the Sunset Commission in 2010 and 2011, the following hold primary interest for EFCH and are subject to a focused, limited scope, or special purpose review: the TCEQ, the PUCT, the OPC, the RRC and ERCOT. These agencies, for the most part, govern and operate the electricity and mining markets in Texas upon which EFCH’s business model is based. PURA, which expires September 1, 2011, is also subject to Sunset review. If the Texas Legislature fails to renew PURA or any of these agencies, it could result in a significant restructuring of the Texas electricity market or regulatory regime that could have a material impact on EFCH’s business. There can be no assurance that future action of the Sunset Commission will not result in legislation that could have a material adverse effect on EFCH and its financial prospects.

Litigation, legal proceedings, regulatory investigations or other administrative proceedings could expose EFCH to significant liabilities and reputation damage, and have a material adverse effect on its results of operations, and the litigation environment in which EFCH operates poses a significant risk to its businesses.

EFCH is involved in the ordinary course of business in a number of lawsuits involving employment, commercial and environmental issues, and other claims for injuries and damages, among other matters. EFCH evaluates litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, EFCH establishes reserves and discloses the relevant litigation claims or legal proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of judgment. Actual outcomes or losses may differ materially from current assessments and estimates. The settlement or resolution of such claims or proceedings may have a material adverse effect on EFCH’s results of operations. In addition, judges and juries in the State of Texas have demonstrated a willingness to grant large verdicts, including punitive damages, to plaintiffs in personal injury, property damage and business tort cases. EFCH uses appropriate means to contest litigation threatened or filed against it, but the litigation environment in the State of Texas poses a significant business risk.

EFCH is involved in the ordinary course of business in permit applications and renewals, and EFCH is exposed to the risk that certain of its operating permits may not be granted or renewed on satisfactory terms. Failure to obtain and maintain the necessary permits to conduct its businesses could have a material adverse effect on its results of operations.

EFCH is also involved in the ordinary course of business in regulatory investigations and other administrative proceedings, and EFCH is exposed to the risk that it may become the subject of additional regulatory investigations or administrative proceedings. While EFCH cannot predict the outcome of any regulatory investigation or administrative proceeding, any such regulatory investigation or administrative proceeding could result in EFCH incurring material penalties and/or other costs and have a material adverse effect on it results of operations and liquidity.

TCEH’s revenues and results of operations may be negatively impacted by decreases in market prices for electricity, decreases in natural gas prices, and/or decreases in market heat rates.

EFCH is not guaranteed any rate of return on capital investments in its competitive businesses. EFCH markets and trades electricity and natural gas, including electricity from its own generation facilities and generation contracted from third parties, as part of its wholesale markets operation. EFCH’s results of operations depend in large part upon wholesale market prices for electricity, natural gas, uranium, coal and transportation in its regional market and other competitive markets and upon prevailing retail electricity rates, which may be impacted by actions of regulatory authorities. Market prices may fluctuate substantially over relatively short periods of time. Demand for electricity can fluctuate dramatically, creating periods of substantial under- or over-supply. During periods of over-supply, prices might be depressed. Also, at times there may be political pressure, or pressure from regulatory authorities with jurisdiction over wholesale and retail energy commodity and transportation rates, to impose price limitations, bidding rules and other mechanisms to address volatility and other issues in these markets.

Some of the fuel for EFCH’s generation facilities is purchased under short-term contracts. Prices of fuel, including diesel, natural gas, coal, and nuclear fuel, may also be volatile, and the price EFCH can obtain for electricity sales may not change at the same rate as changes in fuel costs. In addition, EFCH purchases and sells natural gas and other energy related commodities, and volatility in these markets may affect costs incurred in meeting obligations.

Volatility in market prices for fuel and electricity may result from the following:

•	volatility in natural gas prices;

•	volatility in market heat rates;

•	volatility in coal and rail transportation prices;

•	severe or unexpected weather conditions;

•	seasonality;

•	changes in electricity and fuel usage;

•	illiquidity in the wholesale power or other markets;

•	transmission or transportation constraints, inoperability or inefficiencies;

•	availability of competitively-priced alternative energy sources;

•	changes in market structure;

•	changes in supply and demand for energy commodities, including nuclear fuel and related enrichment and conversion services;

•	changes in the manner in which EFCH operates its facilities, including curtailed operation due to market pricing, environmental, safety or other factors;

•	changes in generation efficiency;

•	outages or otherwise reduced output from EFCH’s generation facilities or those of its competitors;

•	changes in the credit risk or payment practices of market participants;

•	changes in production and storage levels of natural gas, lignite, coal, crude oil, diesel and other refined products;

•	natural disasters, wars, sabotage, terrorist acts, embargoes and other catastrophic events, and

•	federal, state and local energy, environmental and other regulation and legislation.

All of EFCH’s generation facilities are located in the ERCOT market, a market with limited interconnections to other markets. Wholesale electricity prices in the ERCOT market generally correlate with the price of natural gas because marginal electricity demand is generally supplied by natural gas-fueled generation facilities. Accordingly, EFCH’s earnings and the value of its baseload generation assets, which provided a substantial portion of its supply volumes in 2010, are dependent in significant part upon the price of natural gas. Forward natural gas prices have generally trended downward since mid-2008. In recent years natural gas supply has outpaced demand as a result of increased drilling of shale gas deposits combined with lingering demand weakness associated with the economic recession, and many industry experts expect this supply/demand imbalance to continue for a number of years, thereby depressing natural gas prices for a long-term period. While EFCH’s hedging activities, in particular its long-term hedging program, are designed to mitigate the effect on earnings of low wholesale electricity prices, due to low natural gas prices, these market conditions are challenging to the long-term profitability of EFCH’s generation assets. Specifically, the low natural gas prices and the correlated effect in ERCOT on wholesale power prices could have a material adverse impact on the overall profitability of EFCH’s generation assets for periods in which EFCH does not have significant hedge positions. While EFCH has significantly hedged its natural gas price exposure for 2011 and 2012 (approximately 99% and 87%, respectively), as of December 31, 2010, EFCH has hedged only approximately 51% and 19% of its wholesale natural gas price exposure related to expected generation output for 2013 and 2014, respectively, and does not have any significant amount of hedges in place for periods after 2014. A continuation of current forward natural gas prices or a further decline of forward natural gas prices could limit EFCH’s ability to hedge its wholesale electricity revenues at sufficient price levels to support its interest payments and debt maturities, result in further declines in the value of EFCH’s baseload generation assets and could adversely impact EFCH’s ability to refinance the TCEH Revolving Credit Facility due in October 2013 or EFCH’s substantial debt due in October 2014.

Wholesale electricity prices also correlate with market heat rates (a measure of efficiency of the marginal price-setting generator of electricity), which could fall if demand for electricity were to decrease or if additional generation facilities are built in ERCOT. Accordingly, EFCH’s earnings and the value of EFCH’s baseload (lignite/coal-fueled and nuclear) generation assets, which provided a substantial portion of its supply volumes in 2010, are also dependent in significant part upon market heat rates. As a result, EFCH’s baseload generation assets could significantly decrease in profitability and value if market heat rates continue at current levels or decline.

EFCH’s assets or positions cannot be fully hedged against changes in commodity prices and market heat rates, and hedging transactions may not work as planned or hedge counterparties may default on their obligations.

EFCH cannot fully hedge the risk associated with changes in commodity prices, most notably natural gas prices, or market heat rates because of the expected useful life of EFCH’s generation assets and the size of EFCH’s position relative to market liquidity. To the extent EFCH has unhedged positions, fluctuating commodity prices and/or market heat rates can materially impact its results of operations, liquidity and financial position, either favorably or unfavorably.

To manage EFCH’s financial exposure related to commodity price fluctuations, EFCH routinely enters into contracts to hedge portions of purchase and sale commitments, fuel requirements and inventories of natural gas, lignite, coal, crude oil, diesel fuel and refined products, and other commodities, within established risk management guidelines. As part of this strategy, EFCH routinely utilizes fixed-price forward physical purchase and sale contracts, futures, financial swaps and option contracts traded in over-the-counter markets or on exchanges. Although EFCH devotes a considerable amount of time and effort to the establishment of risk management procedures, as well as the ongoing review of the implementation of these procedures, the procedures in place may not always function as planned and cannot eliminate all the risks associated with these activities. For example, EFCH hedges the expected needs of its wholesale and retail customers, but unexpected changes due to weather, natural disasters, market constraints or other factors could cause it to purchase power to meet unexpected demand in periods of high wholesale market prices or resell excess power into the wholesale market in periods of low prices. As a result of these and other factors, EFCH cannot precisely predict the impact that risk management decisions may have on its businesses, results of operations, liquidity or financial position.

With the tightening of credit markets, there has been some decline in the number of market participants in the wholesale energy commodities markets, resulting in less liquidity, particularly in the ERCOT electricity market. Participation by financial institutions and other intermediaries (including investment banks) has particularly declined. Extended declines in market liquidity could materially affect EFCH’s ability to hedge its financial exposure to desired levels.

To the extent EFCH engages in hedging and risk management activities, EFCH is exposed to the risk that counterparties that owe it money, energy or other commodities as a result of market transactions will not perform their obligations. Should the counterparties to these arrangements fail to perform, EFCH could be forced to enter into alternative hedging arrangements or honor the underlying commitment at then-current market prices. In such event, EFCH could incur losses in addition to amounts, if any, already paid to the counterparties. ERCOT market participants are also exposed to risks that another ERCOT market participant may default on its obligations to pay ERCOT for power taken, in which case such costs, to the extent not offset by posted security and other protections available to ERCOT, may be allocated to various non-defaulting ERCOT market participants, including EFCH.

EFCH’s collateral requirements for hedging arrangements could be materially impacted if the rules implementing the Financial Reform Act broaden the scope of the Act’s provisions regarding the regulation of over-the-counter financial derivatives and make them applicable to EFCH.

In July 2010, financial reform legislation known as the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Financial Reform Act) was enacted. While the legislation is broad and detailed, substantial portions of the legislation are currently under rulemakings by federal governmental agencies to implement the standards set out in the legislation and adopt new standards.

Title VII of the Financial Reform Act provides for the regulation of the over-the-counter (OTC) derivatives market. The Financial Reform Act generally requires OTC derivatives (including the types of asset-backed OTC derivatives that EFCH uses to hedge risks associated with commodity and interest rate exposure) to be cleared by a derivatives clearing organization. However, entities are exempt from these clearing requirements if they (i) are not “Swap Dealers” or “Major Swap Participants” as will be defined in the rulemakings and (ii) use the swaps to hedge or mitigate commercial risk. The proposed definition of Swap Dealer is broad and will, as drafted, include many end users. EFCH is evaluating whether or not the type of asset-backed OTC derivatives that it uses to hedge commodity and interest rate risk is exempt from the clearing requirements. Existing swaps are grandfathered from the clearing requirements. The legislation mandates significant reporting and compliance requirements for any entity that is determined to be a Swap Dealer or Major Swap Participant.

The Financial Reform Act also requires the posting of cash collateral for uncleared swaps. Because these cash collateral requirements are unclear as to whether an end-user or its counterparty (e.g., swap dealer) is required to post cash collateral, there is risk that the cash collateral requirement could be used to effectively negate the end-user clearing exemption. However, the legislative history of the Financial Reform Act suggests that it was not Congress’ intent to require end-users to post cash collateral with respect to swaps. If EFCH were required to post cash collateral on its swap transactions with swap dealers, its liquidity would likely be materially impacted, and EFCH’s ability to enter into OTC derivatives to hedge its commodity and interest rate risks would be significantly limited.

EFCH cannot predict the outcome of the rulemakings to implement the OTC derivative market provisions of the Financial Reform Act. These rulemakings could negatively affect EFCH’s ability to hedge its commodity and interest rate risks. The inability to hedge these risks would likely have a material adverse effect on EFCH’s results of operations, liquidity or financial condition.

EFCH may suffer material losses, costs and liabilities due to ownership and operation of the Comanche Peak nuclear generation facility.

The ownership and operation of a nuclear generation facility involves certain risks. These risks include:

•	unscheduled outages or unexpected costs due to equipment, mechanical, structural or other problems;

•	inadequacy or lapses in maintenance protocols;

•	the impairment of reactor operation and safety systems due to human error;

•	the costs of storage, handling and disposal of nuclear materials, including availability of storage space;

•	the costs of procuring nuclear fuel;

•	the costs of securing the plant against possible terrorist attacks;

•	limitations on the amounts and types of insurance coverage commercially available, and

•	uncertainties with respect to the technological and financial aspects of decommissioning nuclear facilities at the end of their useful lives.

The prolonged unavailability of Comanche Peak could materially affect EFCH’s financial condition and results of operations. The following are among the more significant of these risks:

•

Operational Risk—Operations at any nuclear generation facility could degrade to the point where the facility would have to be shut down. If such degradations were to occur, the process of identifying and correcting the causes of the operational downgrade to return the facility to operation could require significant time and expense, resulting in both lost revenue and increased fuel and purchased power expense to meet supply commitments. Furthermore, a shut-down or failure at any other nuclear generation facility could cause regulators to require a shut-down or reduced availability at Comanche Peak.

•

Regulatory Risk—The NRC may modify, suspend or revoke licenses and impose civil penalties for failure to comply with the Atomic Energy Act, the regulations under it or the terms of the licenses of nuclear generation facilities. Unless extended, the NRC operating licenses for Comanche Peak Unit 1 and Unit 2 will expire in 2030 and 2033, respectively. Changes in regulations by the NRC could require a substantial increase in capital expenditures or result in increased operating or decommissioning costs.

•

Nuclear Accident Risk—Although the safety record of Comanche Peak and other nuclear generation facilities generally has been very good, accidents and other unforeseen problems have occurred both in the US and elsewhere. The consequences of an accident can be severe and include loss of life, injury, lasting negative health impact, and property damage. Any accident, or perceived accident, could result in significant liabilities and damage EFCH’s reputation. Any such resulting liability from a nuclear accident could exceed EFCH’s resources, including insurance coverage.

The operation and maintenance of electricity generation facilities involves significant risks that could adversely affect EFCH’s results of operations, liquidity and financial condition.

The operation and maintenance of electricity generation facilities involves many risks, including, as applicable, start-up risks, breakdown or failure of facilities, lack of sufficient capital to maintain the facilities, the dependence on a specific fuel source or the impact of unusual or adverse weather conditions or other natural events, as well as the risk of performance below expected levels of output, efficiency or reliability, the occurrence of any of which could result in lost revenues and/or increased expenses. A significant number of EFCH’s facilities were constructed many years ago. In particular, older generating equipment, even if maintained in accordance with good engineering practices, may require significant capital expenditures to keep operating at peak efficiency and availability. The risk of increased maintenance and capital expenditures arises from (a) increased starting and stopping of generation equipment due to the volatility of the competitive generation market and the prospect of continuing low wholesale electricity prices that may not justify sustained or year-round operation of all EFCH’s generating facilities, (b) any unexpected failure to generate electricity, including failure caused by equipment breakdown or forced outage and (c) damage to facilities due to storms, natural disasters, wars, terrorist acts and other catastrophic events. Further, EFCH’s ability to successfully and timely complete capital improvements to existing facilities or other capital projects is contingent upon many variables and subject to substantial risks. Should any such efforts be unsuccessful, EFCH could be subject to additional costs or losses and writedowns on its investment in the project or improvement.

Insurance, warranties or performance guarantees may not cover all or any of the lost revenues or increased expenses that could result from the risks discussed above, including the cost of replacement power. Likewise, the ability to obtain insurance, and the cost of and coverage provided by such insurance, could be affected by events outside EFCH’s control.

Maintenance, expansion and refurbishment of power generation facilities involve significant risks that could result in unplanned power outages or reduced output and could have a material adverse effect on EFCH’s results of operations, liquidity and financial condition.

Many of EFCH’s facilities are old and require periodic upgrading and improvement. Any unexpected failure, including failure associated with breakdowns, forced outages or any unanticipated capital expenditures could materially adversely affect EFCH’s results of operations, liquidity and financial condition.

EFCH cannot be certain of the level of capital expenditures that will be required due to changing environmental and safety laws and regulations (including changes in the interpretation or enforcement thereof), needed facility repairs and unexpected events (such as natural disasters or terrorist attacks). The unexpected requirement of large capital expenditures could materially adversely affect EFCH’s results of operations, liquidity and financial condition.

If EFCH makes any major modifications to its power generation facilities, it may be required to install the best available control technology or to achieve the lowest achievable emission rates as such terms are defined under the new source review provisions of the Clean Air Act. Any such modifications would likely result in substantial additional capital expenditures.

EFCH’s cost of compliance with environmental laws and regulations and its commitments, and the cost of compliance with new environmental laws, regulations or commitments could materially adversely affect its results of operations, liquidity and financial condition.

EFCH is subject to extensive environmental regulation by governmental authorities, including the EPA and the TCEQ. In operating its facilities, EFCH is required to comply with numerous environmental laws and regulations and to obtain numerous governmental permits. EFCH may incur significant additional costs beyond those currently contemplated to comply with these requirements. If EFCH fails to comply with these requirements, it could be subject to civil or criminal liabilities and fines. Existing environmental regulations could be revised or reinterpreted, new laws and regulations could be adopted or become applicable to EFCH or its facilities, and future changes in environmental laws and regulations could occur, including potential regulatory and enforcement developments related to air emissions, all of which could result in significant additional costs beyond those currently contemplated to comply with existing requirements.

The EPA has recently completed several regulatory actions establishing new requirements for control of certain emissions from sources that include coal-fueled generation facilities. It is also currently considering several other regulatory actions, as well as contemplating future additional regulatory actions, in each case that may affect EFCH’s coal-fueled generation facilities. There is no assurance that the currently-installed emissions control equipment at EFCH’s coal-fueled generation facilities will satisfy the requirements under any future EPA or TCEQ regulations. Some of the potential EPA or TCEQ regulatory actions could require EFCH to install significant additional control equipment, resulting in material costs of compliance for its generation units, including capital expenditures, higher operating costs and potential production curtailments. These costs could result in material adverse effects on EFCH’s results of operations, liquidity and financial condition.

In conjunction with the building of three new generation units, EFCH has committed to reduce emissions of mercury, NOX and SO2 through the installation of emissions control equipment at both the new and existing lignite-fueled generation units. EFCH may incur significantly greater costs than those contemplated in order to achieve this commitment.

EFH Corp. has formed a Sustainable Energy Advisory Board that advises EFCH in its pursuit of technology development opportunities that, among other things, are designed to reduce EFCH’s impact on the environment. Any adoption of Sustainable Energy Advisory Board recommendations may cause EFCH to incur significant costs in addition to the costs referenced above.

EFCH may not be able to obtain or maintain all required environmental regulatory approvals. If there is a delay in obtaining any required environmental regulatory approvals, if EFCH fails to obtain, maintain or comply with any such approval or if an approval is retroactively disallowed, the operation and/or construction of its facilities could be stopped, curtailed or modified or become subject to additional costs.

In addition, EFCH may be responsible for any on-site liabilities associated with the environmental condition of facilities that EFCH has acquired, leased or developed, regardless of when the liabilities arose and whether they are known or unknown. In connection with certain acquisitions and sales of assets, EFCH may obtain, or be required to provide, indemnification against certain environmental liabilities. Another party could, depending on the circumstances, assert an environmental claim against EFCH or fail to meet its indemnification obligations to EFCH.

EFCH’s results of operations, liquidity and financial condition may be materially adversely affected if new federal and/or state legislation or regulations are adopted to address global climate change.

In recent years, a growing concern has emerged about global climate change and how greenhouse gas (GHG) emissions, such as CO2, contribute to global climate change. Several bills addressing climate change have been introduced in the US Congress or discussed by the Obama Administration that are intended to address climate change using different approaches, including a cap on carbon emissions with emitters allowed to trade unused emission allowances (cap-and-trade), incentives for the development of low-carbon technology and federal renewable portfolio standards. In addition, a number of federal court cases have been recently decided that could result in the future regulation of GHG emissions.

The EPA recently issued a rule, known as the Prevention of Significant Deterioration (PSD) tailoring rule, which establishes new thresholds for regulating GHG emissions from stationary sources under the Clean Air Act. Beginning in January 2011, the rule requires any source subject to the PSD permitting program due to emissions of non-GHG pollutants that increases its GHG emissions by 75,000 tons per year (tpy) to have an operating permit under the Title V Operating Permit Program of the Clean Air Act and install the best available control technology in conjunction with construction activities or plant modifications. Beginning in July 2011, PSD permitting requirements will also apply to new projects with GHG emissions of at least 100,000 tpy and modifications to existing facilities that increase GHG emissions by at least 75,000 tpy (even if no non-GHG PSD thresholds are exceeded). The EPA also finalized regulations in 2009 that will require certain categories of GHG emitters (including EFCH’s lignite-fueled generation facilities) to monitor and report their annual GHG emissions beginning in March 2011.

The EPA also announced in late 2010 its intent to promulgate, in 2011, GHG emission limits known as New Source Performance Standards that would apply to new and modified sources, as well as GHG emission guidelines that states might apply to existing sources of GHGs. The EPA has indicated that such new standards and guidelines would be applicable to electricity generation facilities. EFCH cannot predict what limits or guidelines the EPA might adopt. If the limits or guidelines become applicable to EFCH’s generation facilities and require EFCH to install new control equipment or substantially alter its operations, it could have a material adverse effect on EFCH’s results of operations, liquidity and financial condition.

EFCH produces GHG emissions from the combustion of fossil fuels at its generation facilities. For 2010, EFCH estimates that its generation facilities produced 64 million short tons of CO2 based on continuously monitored data reported to and subject to approval by the EPA. Because a substantial portion of EFCH’s generation portfolio consists of lignite/coal-fueled generation facilities, its results of operations, liquidity and financial condition could be materially adversely affected by the enactment of any legislation or regulation that mandates a reduction in GHG emissions or that imposes financial penalties, costs or taxes upon those that produce GHG emissions. For example, to the extent a cap-and-trade program is adopted, EFCH may be required to incur material costs to reduce its GHG emissions or to procure emission allowances or credits to comply with such a program. The EPA regulation of GHGs under the Clean Air Act, or judicially imposed limits on GHG emissions, may require EFCH to make material expenditures to reduce its GHG emissions. If a significant number of EFCH’s customers or others refuse to do business with it because of its GHG emissions, it could have a material adverse effect on EFCH’s results of operations, liquidity or financial condition.

EFCH’s results of operations, liquidity and financial condition may be materially adversely affected by the effects of extreme weather conditions.

EFCH’s results of operations may be affected by weather conditions and may fluctuate substantially on a seasonal basis as the weather changes. In addition, EFCH could be subject to the effects of extreme weather. Extreme weather conditions could stress EFCH’s generation facilities resulting in outages, increased maintenance and capital expenditures. Extreme weather events, including sustained cold temperatures, hurricanes or storms or other natural disasters, could be destructive and result in casualty losses that are not ultimately offset by insurance proceeds or in increased capital expenditures or costs, including supply chain costs.

Moreover, an extreme weather event could cause disruption in service to customers due to downed wires and poles or damage to other operating equipment, which could result in EFCH foregoing sales of electricity and lost revenue. Similarly, an extreme weather event might affect the availability of generation and transmission capacity, limiting EFCH’s ability to source electricity. These conditions, which cannot be reliably predicted, could have an adverse consequence by requiring EFCH to seek additional sources of electricity when wholesale market prices are high or to seek to sell excess electricity when those market prices are low.

Ongoing performance improvement initiatives may not achieve desired cost reductions and may instead result in significant additional costs if unsuccessful.

The implementation of performance improvement initiatives identified by management may not produce the desired reduction in costs and if unsuccessful, may instead result in significant additional costs as well as significant disruptions in EFCH’s operations due to employee displacement and the rapid pace of changes to organizational structure and operating practices and processes. Such additional costs or operational disruptions could have an adverse effect on EFCH’s businesses and financial prospects.

Attacks on EFCH’s infrastructure that breach cyber/data security measures could expose EFCH to significant liabilities and reputation damage and disrupt business operations, which could have a material adverse effect on EFCH’s financial condition, results of operations and liquidity.

A breach of cyber/data security measures that impairs EFCH’s information technology infrastructure could disrupt normal business operations and affect its ability to control its generation assets, access retail customer information and limit communication with third parties. Any loss of confidential or proprietary data through a breach could adversely affect EFCH’s reputation, expose the company to legal claims, impair EFCH’s ability to execute on business strategies and/or materially and adversely affect EFCH’s financial condition, results of operations and liquidity.

TXU Energy may lose a significant number of retail customers due to competitive marketing activity by other retail electric providers.

TXU Energy faces competition for customers. Competitors may offer lower prices and other incentives, which, despite TXU Energy’s long-standing relationship with customers, may attract customers away from TXU Energy.

In some retail electricity markets, TXU Energy’s principal competitor may be the incumbent REP. The incumbent REP has the advantage of long-standing relationships with its customers, including well-known brand recognition.

In addition to competition from the incumbent REP, TXU Energy may face competition from a number of other energy service providers, other energy industry participants, or nationally branded providers of consumer products and services who may develop businesses that will compete with TXU Energy. Some of these competitors or potential competitors may be larger or better capitalized than TXU Energy. If there is inadequate potential margin in these retail electricity markets, it may not be profitable for TXU Energy to compete in these markets.

TXU Energy’s retail business is subject to the risk that sensitive customer data may be compromised, which could result in an adverse impact to its reputation and/or the results of operations of the retail business.

TXU Energy’s retail business requires access to sensitive customer data in the ordinary course of business. Examples of sensitive customer data are names, addresses, account information, historical electricity usage, expected patterns of use, payment history, credit bureau data, credit and debit card account numbers, drivers license numbers, social security numbers and bank account information. TXU Energy’s retail business may need to provide sensitive customer data to vendors and service providers who require access to this information in order to provide services, such as call center operations, to the retail business. If a significant breach occurred, the reputation of TXU Energy’s retail business may be adversely affected, customer confidence may be diminished, or TXU Energy’s retail business may be subject to legal claims, any of which may contribute to the loss of customers and have a negative impact on the business and/or results of operations.

TXU Energy relies on the infrastructure of local utilities or independent transmission system operators to provide electricity to, and to obtain information about, its customers. Any infrastructure failure could negatively impact customer satisfaction and could have a material negative impact on its business and results of operations.

TXU Energy depends on transmission and distribution facilities owned and operated by unaffiliated utilities, as well as Oncor’s facilities, to deliver the electricity it sells to its customers. If transmission capacity is inadequate, TXU Energy’s ability to sell and deliver electricity may be hindered, and it may have to forgo sales or buy more expensive wholesale electricity than is available in the capacity-constrained area. For example, during some periods, transmission access is constrained in some areas of the Dallas-Fort Worth metroplex, where TXU Energy has a significant number of customers. The cost to provide service to these customers may exceed the cost to provide service to other customers, resulting in lower profits. In addition, any infrastructure failure that interrupts or impairs delivery of electricity to TXU Energy’s customers could negatively impact the satisfaction of its customers with its service.

TXU Energy offers bundled services to its retail customers, with some bundled services offered at fixed prices and for fixed terms. If TXU Energy’s costs for these bundled services exceed the prices paid by its customers, its results of operations could be materially adversely affected.

TXU Energy offers its customers a bundle of services that include, at a minimum, electricity plus transmission, distribution and related services. The prices TXU Energy charges for its bundle of services or for the various components of the bundle, any of which may be fixed by contract with the customer for a period of time, could fall below TXU Energy’s underlying cost to provide the components of such services.

TXU Energy’s REP certification is subject to PUCT review.

The PUCT may at any time initiate an investigation into whether TXU Energy is compliant with PUCT Substantive Rules and whether it has met all of the requirements for REP certification, including financial requirements. Any removal or revocation of a REP certification would mean that TXU Energy would no longer be allowed to provide electricity service to retail customers. Such decertification would have a material and adverse effect on the company and its financial prospects.

Changes in technology or increased electricity conservation efforts may reduce the value of EFCH’s generation facilities and may significantly impact EFCH’s businesses in other ways as well.

Research and development activities are ongoing to improve existing and alternative technologies to produce electricity, including gas turbines, fuel cells, microturbines, photovoltaic (solar) cells and concentrated solar thermal devices. It is possible that advances in these or other technologies will reduce the costs of electricity production from these technologies to a level that will enable these technologies to compete effectively with EFCH’s traditional generation facilities. Consequently, where EFCH has facilities, the profitability and market value of its generation assets could be significantly reduced. Changes in technology could also alter the channels through which retail customers buy electricity. To the extent self-generation facilities become a more cost-effective option for certain customers, EFCH’s revenues could be materially reduced.

Also, electricity demand could be reduced by increased conservation efforts and advances in technology, which could likewise significantly reduce the value of EFCH’s generation assets. Certain regulatory and legislative bodies have introduced or are considering requirements and/or incentives to reduce energy consumption by a fixed date. Effective energy conservation by EFCH’s customers could result in reduced energy demand or significantly slow the growth in demand. Such reduction in demand could materially reduce EFCH’s revenues. Furthermore, EFCH may incur increased capital expenditures if it is required to invest in conservation measures.

EFCH’s revenues and results of operations may be adversely impacted by decreases in market prices of power due to the development of wind generation power sources.

A significant amount of investment in wind generation in the ERCOT market over the past few years has increased overall wind power generation capacity. Generally, the increased capacity has led to lower wholesale electricity prices (driven by lower market heat rates) in the regions at or near wind power development. As a result, the profitability of EFCH’s generation facilities and power purchase contracts, including certain wind generation power purchase contracts, has been impacted and could be further impacted by the effects of the wind power development, and the value could significantly decrease if wind power generation has a material sustained effect on market heat rates.

EFCH’s revenues and results of operations may be adversely impacted by the ERCOT market’s recent transition from a zonal to a nodal wholesale market structure.

Substantially all of EFCH’s competitive businesses are located in the ERCOT market, which has recently transitioned from a zonal market structure with four congestion management zones to a nodal market structure that directly manages congestion on a localized basis. In a nodal market, the prices received and paid for power are based on pricing determined at specific interconnection points on the transmission grid (i.e., Locational Marginal Pricing), which could result in lower revenues or higher costs for EFCH’s competitive businesses. This market structure change could have a significant impact on the profitability and value of EFCH’s competitive businesses depending on how the Locational Marginal Pricing develops, particularly if such development ultimately results in lower revenue due to lower wholesale electricity prices, increased costs to service end-user electricity demand or increased collateral posting requirements with ERCOT. See “Energy Future Competitive Holdings Company and Subsidiaries Management’s Discussion and Analysis of Financial Condition and Results of Operations — Significant Activities and Events — Wholesale Market Design — Nodal Market.”

EFCH’s future results of operations may be negatively impacted by settlement adjustments determined by ERCOT related to prior periods.

ERCOT is the independent system operator that is responsible for maintaining reliable operation of the bulk electric power supply system in the ERCOT market. Its responsibilities include the clearing and settlement of electricity volumes and related ancillary services among the various participants in the deregulated Texas market. Settlement information for most operating activity is due from ERCOT within two months after the operating day, and true-up settlements are due from ERCOT within six months after the operating day. Likewise, ERCOT has the ability to resettle any operating day at any time after the six month settlement period, usually the result of a lingering dispute, an alternative dispute resolution process or litigated event. As a result, EFCH is subject to settlement adjustments from ERCOT related to prior periods, which may result in charges or credits impacting its future reported results of operations.

EFCH’s results of operations and financial condition could be negatively impacted by any development or event beyond its control that causes economic weakness in the ERCOT market.

EFCH derives substantially all of its revenues from operations in the ERCOT market, which covers approximately 75% of the geographical area in the State of Texas. As a result, regardless of the state of the economy in areas outside the ERCOT market, economic weakness in the ERCOT market could lead to reduced demand for electricity in the ERCOT market. Such a reduction could have a material negative impact on EFCH’s results of operations, liquidity and financial condition.

EFCH’s (or any applicable subsidiary’s) credit ratings could negatively affect EFCH’s (or the pertinent subsidiary’s) ability to access capital and could require EFCH or its subsidiaries to post collateral or repay certain indebtedness.

Downgrades in EFCH’s or any of its applicable subsidiaries’ long-term debt ratings generally cause borrowing costs to increase and the potential pool of investors and funding sources to decrease and could trigger liquidity demands pursuant to the terms of new commodity contracts, leases or other agreements. Future transactions by EFH Corp. or any of its subsidiaries, including the issuance of additional debt or the consummation of additional debt exchanges, could result in temporary or permanent downgrades of EFH Corp.’s or its subsidiaries’ credit ratings.

Most of EFCH’s large customers, suppliers and counterparties require an expected level of creditworthiness in order for them to enter into transactions. If EFCH’s (or an applicable subsidiary’s) credit ratings decline, the costs to operate its businesses would likely increase because counterparties could require the posting of collateral in the form of cash-related instruments, or counterparties could decline to do business with EFCH (or its applicable subsidiary).

Market volatility may have impacts on EFCH’s businesses and financial condition that EFCH currently cannot predict.

Because EFCH’s operations are capital intensive, it expects to rely over the long-term upon access to financial markets (particularly the attainment of liquidity facilities) as a significant source of liquidity for capital requirements not satisfied by cash-on-hand, operating cash flows or its revolving credit facilities. The capital and credit markets experienced extreme volatility and disruption in 2008 and 2009. EFCH’s ability to access the capital or credit markets may be severely restricted at a time when EFCH would like, or need, to access those markets, which could have an impact on its flexibility to react to changing economic and business conditions. In addition, the cost of debt financing may be materially impacted by these market conditions. Accordingly, there can be no assurance that the capital and credit markets will continue to be a reliable or acceptable source of short-term or long-term financing for EFCH. Additionally, disruptions in the capital and credit markets could have a broader impact on the economy in general in ways that could lead to reduced electricity usage, which could have a negative impact on EFCH’s revenues, or have an impact on EFCH’s customers, counterparties and/or lenders, causing them to fail to meet their obligations to EFCH.

EFCH’s liquidity needs could be difficult to satisfy, particularly during times of uncertainty in the financial markets and/or during times when there are significant changes in commodity prices. The inability to access liquidity, particularly on favorable terms, could materially adversely affect results of operations and/or financial condition.

EFCH’s businesses are capital intensive. EFCH relies on access to financial markets and liquidity facilities as a significant source of liquidity for capital requirements not satisfied by cash-on-hand or operating cash flows. The inability to raise capital on favorable terms or access liquidity facilities, particularly during times of uncertainty similar to those experienced in the financial markets in 2008 and 2009, could impact EFCH’s ability to sustain and grow its businesses and would likely increase capital costs. EFCH’s access to the financial markets and liquidity facilities could be adversely impacted by various factors, such as:

•	changes in financial markets that reduce available credit or the ability to obtain or renew liquidity facilities on acceptable terms;

•	economic weakness in the ERCOT or general US market;

•	changes in interest rates;

•	a deterioration of EFCH’s credit or the credit of its subsidiaries or a reduction in EFCH or its applicable subsidiaries’ credit ratings;

•	a deterioration of the credit or bankruptcy of one or more lenders or counterparties under EFCH’s liquidity facilities that affects the ability of such lender(s) to make loans to EFCH;

•	volatility in commodity prices that increases margin or credit requirements;

•	a material breakdown in EFCH’s risk management procedures, and

•	the occurrence of changes in EFCH’s businesses that restrict its ability to access liquidity facilities.

Although EFCH expects to actively manage the liquidity exposure of existing and future hedging arrangements, given the size of the long-term hedging program, any significant increase in the price of natural gas could result in EFCH being required to provide cash or letter of credit collateral in substantial amounts. While these potential posting obligations are primarily supported by the liquidity facilities, for certain transactions there is a potential for the timing of postings on the commodity contract obligations to vary from the timing of borrowings from the TCEH Commodity Collateral Posting Facility. Any perceived reduction in EFCH’s credit quality could result in clearing agents or other counterparties requesting additional collateral. EFCH has credit concentration risk related to the limited number of lenders that provide liquidity to support its hedging program. A deterioration of the credit quality of such lenders could materially affect EFCH’s ability to continue such program on acceptable terms. An event of default by one or more of EFCH’s hedge counterparties could result in termination-related settlement payments that reduce available liquidity if EFCH owes amounts related to commodity contracts or delays in receipts of expected settlements if the hedge counterparties owe amounts to EFCH. These events could have a material negative impact on EFCH’s results of operations, liquidity and financial condition.

In the event that the governmental agencies that regulate the activities of EFCH’s businesses determine that the creditworthiness of any such business is inadequate to support EFCH’s activities, such agencies could require EFCH to provide additional cash or letter of credit collateral in substantial amounts to qualify to do business.

In the event EFCH’s liquidity facilities are being used largely to support the long-term hedging program as a result of a significant increase in the price of natural gas or significant reduction in credit quality, EFCH may have to forego certain capital expenditures or other investments in its competitive businesses or other business opportunities.

Further, a lack of available liquidity could adversely impact the evaluation of EFCH’s creditworthiness by counterparties and rating agencies. In particular, such concerns by existing and potential counterparties could significantly limit TCEH’s wholesale markets activities, including its long-term hedging program.

The costs of providing pension and OPEB and related funding requirements are subject to changes in pension fund values, changing demographics and fluctuating actuarial assumptions and may have a material adverse effect on EFCH’s results of operations, liquidity and financial condition.

EFH Corp. provides pension benefits based on either a traditional defined benefit formula or a cash balance formula and also provides certain health care and life insurance benefits to eligible employees of EFCH and their eligible dependents upon the retirement of such employees. EFCH’s costs of providing such benefits and related funding requirements are dependent upon numerous factors, assumptions and estimates and are subject to changes in these factors, assumptions and estimates, including the market value of the assets funding EFH Corp.’s pension and OPEB plans. Fluctuations in financial market returns as well as changes in general interest rates may result in increased or decreased benefit costs in future periods.

The values of the investments that fund EFH Corp.’s pension and OPEB plans are subject to changes in financial market conditions, such as the substantial dislocation that began in 2008. Significant decreases in the values of these investments could increase the expenses of the pension plan and the costs of the OPEB plans and related funding requirements in the future. EFCH’s costs of providing such benefits and related funding requirements are also subject to changing employee demographics (including but not limited to age, compensation levels and years of accredited service), the level of contributions made to retiree plans, expected and actual earnings on plan assets and the discount rates used in determining the projected benefit obligation. Changes made to the provisions of the plans may also impact current and future benefit costs. Fluctuations in financial market returns as well as changes in general interest rates may result in increased or decreased benefit costs in future periods. See Note 16 to our December 31, 2010 Financial Statements for further discussion of EFH Corp.’s pension and OPEB plans.

As was the case in the third quarter 2010 (as discussed in Note 2 to our December 31, 2010 Financial Statements), goodwill and/or other intangible assets not subject to amortization that EFCH has recorded in connection with the Merger are subject to at least annual impairment evaluations, and as a result, EFCH could be required to write off some or all of this goodwill and other intangible assets, which may cause adverse impacts on its results of operations and financial condition.

In accordance with accounting standards, goodwill and certain other indefinite-lived intangible assets that are not subject to amortization are reviewed annually or more frequently for impairment, if certain conditions exist, and may be impaired. Any reduction in or impairment of the value of goodwill or other intangible assets will result in a charge against earnings, which could cause a material adverse impact on EFCH’s reported results of operations and financial position.

The loss of the services of EFCH’s key management and personnel could adversely affect its ability to operate its businesses.

EFCH’s future success will depend on its ability to continue to attract and retain highly qualified personnel. EFCH competes for such personnel with many other companies, in and outside its industry, government entities and other organizations. EFCH may not be successful in retaining current personnel or in hiring or retaining qualified personnel in the future. EFCH’s failure to attract new personnel or retain existing personnel could have a material adverse effect on its businesses.

The Sponsor Group controls and may have conflicts of interest with EFCH in the future.

The Sponsor Group indirectly owns approximately 60% of EFH Corp.’s capital stock on a fully-diluted basis through its investment in Texas Holdings. As a result of this ownership and the Sponsor Group’s ownership in interests of the general partner of Texas Holdings, the Sponsor Group has control over decisions regarding EFCH’s operations, plans, strategies, finances and structure, including whether to enter into any corporate transaction, and will have the ability to prevent any transaction that requires the approval of EFCH’s shareholder.

Additionally, each member of the Sponsor Group is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with EFCH. Members of the Sponsor Group may also pursue acquisition opportunities that may be complementary to EFCH’s businesses and, as a result, those acquisition opportunities may not be available to EFCH. So long as the members of the Sponsor Group, or other funds controlled by or associated with the members of the Sponsor Group, continue to indirectly own, in the aggregate, a significant amount of the outstanding shares of EFH Corp.’s common stock, even if such amount is less than 50%, the Sponsor Group will continue to be able to strongly influence or effectively control EFCH’s decisions.

FORWARD-LOOKING STATEMENTS

This prospectus and other presentations made by us contain “forward-looking statements.” All statements, other than statements of historical facts, that are included in this prospectus, or made in presentations, in response to questions or otherwise, that address activities, events or developments that we expect or anticipate to occur in the future, including such matters as projections, capital allocation, future capital expenditures, business strategy, competitive strengths, goals, future acquisitions or dispositions, development or operation of power generation assets, market and industry developments and the growth of our businesses and operations (often, but not always, through the use of words or phrases such as “intends,” “plans,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “should,” “projection,” “target,” “goal,” “objective” and “outlook”), are forward-looking statements. Although we believe that in making any such forward-looking statement our expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and is qualified in its entirety by reference to the discussion of risk factors under “Risk Factors” and the discussion under “Energy Future Competitive Holdings Company and Subsidiaries Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus and the following important factors, among others, that could cause our actual results to differ materially from those projected in such forward-looking statements:

•

prevailing governmental policies and regulatory actions, including those of the Texas Legislature, the Governor of Texas, the US Congress, the FERC, the NERC, the TRE, the PUCT, the RRC, the NRC, the EPA, the TCEQ and the CFTC, with respect to, among other things:

•	allowed prices;

•	industry, market and rate structure;

•	purchased power and recovery of investments;

•	operations of nuclear generating facilities;

•	operations of fossil-fueled generating facilities;

•	operations of mines;

•	acquisition and disposal of assets and facilities;

•	development, construction and operation of facilities;

•	decommissioning costs;

•	present or prospective wholesale and retail competition;

•	changes in tax laws and policies;

•	changes in and compliance with environmental and safety laws and policies, including climate change initiatives, and

•	clearing over the counter derivatives through exchanges and posting of cash collateral therewith;

•	legal and administrative proceedings and settlements;

•	general industry trends;

•	economic conditions, including the impact of a recessionary environment;

•	our ability to attract and retain profitable customers;

•	our ability to profitably serve our customers;

•	restrictions on competitive retail pricing;

•	changes in wholesale electricity prices or energy commodity prices;

•	changes in prices of transportation of natural gas, coal, crude oil and refined products;

•	unanticipated changes in market heat rates in the ERCOT electricity market;

•	our ability to effectively hedge against unfavorable commodity prices, market heat rates and interest rates;

•	weather conditions and other natural phenomena, and acts of sabotage, wars or terrorist activities;

•	unanticipated population growth or decline, or changes in market demand and demographic patterns, particularly in ERCOT;

•	changes in business strategy, development plans or vendor relationships;

•	access to adequate transmission facilities to meet changing demands;

•	unanticipated changes in interest rates, commodity prices, rates of inflation or foreign exchange rates;

•	unanticipated changes in operating expenses, liquidity needs and capital expenditures;

•	commercial bank market and capital market conditions and the potential impact of disruptions in US and international credit markets;

•	the willingness of our lenders to extend the maturities of our debt instruments, and the terms and conditions of any such extensions;

•	access to capital, the cost of such capital, and the results of financing and refinancing efforts, including availability of funds in capital markets;

•	financial restrictions placed on us by the agreements governing our debt instruments;

•	our ability to generate sufficient cash flow to make interest payments on, or refinance, our debt instruments;

•	our ability to successfully execute our liability management program;

•	competition for new energy development and other business opportunities;

•	inability of various counterparties to meet their obligations with respect to our financial instruments;

•	changes in technology used by and services offered by us;

•	changes in electricity transmission that allow additional electricity generation to compete with our generation assets;

•	significant changes in our relationship with our employees, including the availability of qualified personnel, and the potential adverse effects if labor disputes or grievances were to occur;

•	changes in assumptions used to estimate costs of providing employee benefits, including medical and dental benefits, pension and OPEB, and future funding requirements related thereto;

•	changes in assumptions used to estimate future executive compensation payments;

•	hazards customary to the industry and the possibility that we may not have adequate insurance to cover losses resulting from such hazards;

•	significant changes in critical accounting policies;

•	actions by credit rating agencies;

•	our ability to effectively execute our operational strategy, and

•	our ability to implement cost reduction initiatives.

Any forward-looking statement speaks only as of the date on which it is made, and except as may be required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of them; nor can we assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. As such, investors should not unduly rely on such forward-looking statements.

INDUSTRY AND MARKET INFORMATION

The industry and market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources, including certain data published by ERCOT, the PUCT and NYMEX. We did not commission any of these publications or reports. Some data is also based on good faith estimates, which are derived from our review of internal surveys, as well as the independent sources listed above. Independent industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified such data and make no representation as to the accuracy of such information. Forecasts are particularly likely to be inaccurate, especially over long periods of time, and we do not know what assumptions regarding general economic growth are used in preparing the forecasts included in this prospectus. Similarly, while we believe that such internal and external research is reliable, it has not been verified by any independent sources, and we make no assurances that the predictions contained therein are accurate.

USE OF PROCEEDS

This prospectus may be delivered in connection with the resale of notes by the Market Maker and its affiliates in market-making transactions in the notes in the secondary market. We will not receive any of the proceeds from such transactions.

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY AND SUBSIDIARIES

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth our selected historical consolidated financial data as of and for the periods indicated. The selected financial data as of December 31, 2010 and 2009 (Successor) and for the years ended December 31, 2010, 2009 and 2008 (Successor) have been derived from our December 31, 2010 Financial Statements included elsewhere in this prospectus. The selected financial data as of December 31, 2008 and 2007 (Successor) and December 31, 2006 (Predecessor) and for the period from October 11, 2007 through December 31, 2007 (Successor) and the period from January 1, 2007 through October 10, 2007 (Predecessor) and the year ended December 31, 2006 (Predecessor) have been derived from our historical consolidated financial statements that are not included herein.

The selected historical consolidated financial data set forth below should be read in conjunction with “Energy Future Competitive Holdings Company and Subsidiaries Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our December 31, 2010 Financial Statements appearing elsewhere in this prospectus.

	Successor				Predecessor
	Year Ended December 31,			Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
	2010	2009	2008
		(millions of dollars, except ratios)
Statement of Income Data:
Operating revenues	$8,235	$7,911	$9,787	$1,671	$6,884	$9,396
Net income (loss)	$(3,530)	$515	$(9,039)	$(1,266)	$1,306	$2,501
Net (income) loss attributable to noncontrolling interests	$—	$—	$—	$—	$—	$—
Net income (loss) attributable to EFCH	$(3,530)	$515	$(9,039)	$(1,266)	$1,306	$2,501

Ratio of earnings to fixed charges (a)	—	1.36	—	—	5.88	10.84
Ratio of earnings to combined fixed charges and preference dividends (a)	—	1.36	—	—	5.88	10.84

	Successor				Predecessor
	Year Ended December 31,			Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
	2010	2009	2008
		(millions of dollars)
Statement of Cash Flows Data:
Cash flows provided by (used in) operating activities from continuing operations	$1,257	$1,384	$1,657	$(248)	$1,231	$4,757
Cash flows provided by (used in) financing activities from continuing operations	$27	$279	$1,289	$1,488	$895	$(1,265)
Cash flows used in investing activities from continuing operations	$(1,338)	$(2,048)	$(2,682)	$(1,881)	$(1,277)	$(3,497)
Other Financial Data:
Capital expenditures, including nuclear fuel	$902	$1,521	$2,074	$519	$1,585	$908

	Successor				Predecessor
	December 31,				December 31,
	2010	2009	2008	2007	2006
	(millions of dollars, except percentages)
Balance Sheet Data:
Total assets	$39,144	$43,245	$43,000	$49,152	$21,149
Property, plant & equipment — net	$20,155	$20,980	$20,902	$20,545	$10,344
Goodwill and intangible assets	$8,523	$12,845	$13,096	$22,197	$526

Capitalization
Long-term debt, less amounts due currently	$29,474	$32,121	$31,556	$30,762	$3,088
EFCH shareholder’s equity	(6,236)	(4,266)	(5,002)	4,003	7,943
Noncontrolling interests in subsidiaries	87	48	—	—	—

Total	$23,325	$27,903	$26,554	$34,765	$11,031

Capitalization ratios
Long-term debt, less amounts due currently	126.4%	115.1%	118.8%	88.5%	28.0%
EFCH shareholder’s equity	(26.7)	(15.3)	(18.8)	11.5	72.0
Noncontrolling interests in subsidiaries	0.3	0.2	—	—	—

Total	100%	100.0%	100.0%	100.0%	100.0%

Short-term borrowings	$1,221	$953	$900	$438	$818
Long-term debt due currently	$658	$302	$269	$202	$178

(a)	Fixed charges and combined fixed charges and preference dividends exceeded “earnings” (net loss) by $3.212 billion, $9.543 billion and $1.941 billion for the years ended December 31, 2010 and 2008 and the period from October 11, 2007 through December 31, 2007, respectively.

Note: Although EFCH continued as the same legal entity after the Merger, its “Selected Historical Consolidated Financial Data” for periods preceding the Merger and for periods succeeding the Merger are presented as the consolidated financial statements of the “Predecessor” and the “Successor,” respectively. See Note 1 to our December 31, 2010 Financial Statements “Basis of Presentation” included elsewhere in this prospectus. The consolidated financial statements of the Successor reflect the application of “purchase accounting.” Results for 2010 reflect the prospective adoption of amended guidance regarding consolidation accounting standards related to variable interest entities and amended guidance regarding transfers of financial assets that resulted in the accounts receivable securitization program no longer being accounted for as a sale of accounts receivable and the funding under the program now reported as short-term borrowings as discussed in Note 7 to our December 31, 2010 Financial Statements. Results for 2010 were significantly impacted by a goodwill impairment charge as discussed in Note 2 to our December 31, 2010 Financial Statements. Results for 2008 were significantly impacted by impairment charges related to goodwill, trade name and emission allowances intangible assets and natural gas-fueled generation facilities as discussed in Notes 2 and 3 to our December 31, 2010 Financial Statements.

Quarterly Information (Unaudited)

Results of operations by quarter are summarized below. In our opinion, all adjustments (consisting of normal recurring accruals) necessary for a fair statement of such amounts have been made. Quarterly results are not necessarily indicative of a full year’s operations because of seasonal and other factors. All amounts are in millions of dollars.

	First Quarter	Second Quarter	Third Quarter (a)	Fourth Quarter
2010:
Operating revenues	$1,999	$1,993	$2,607	$1,636

Net income (loss)	$401	$(458)	$(3,720)	$247
Net (income) loss attributable to noncontrolling interests	$(1)	$1	$—	$—

Net income (loss) attributable to EFCH	$400	$(457)	$(3,720)	$247

	First Quarter (a)	Second Quarter	Third Quarter	Fourth Quarter
2009:
Operating revenues	$1,766	$1,945	$2,433	$1,767

Net income (loss)	$526	$(107)	$(72)	$168

Net income (loss) attributable to EFCH	$526	$(107)	$(72)	$168

(a)	Net income (loss) amounts include the effects of impairment charges related to goodwill (see Note 2 to our December 31, 2010 Financial Statements).

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2010

You should read the following discussion of our results of operations and financial condition with the information under “Energy Future Competitive Holdings Company and Subsidiaries Selected Historical Consolidated Financial Data” and our December 31, 2010 Financial Statements included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements.

You also should read the following discussion of our results of operations and financial condition with “Energy Future Competitive Holdings Company and Subsidiaries Businesses and Strategy” for a discussion of certain of our important financial policies and objectives and performance measures and operational factors we use to evaluate our financial condition and operating performance.

References to “EFCH” in “Energy Future Competitive Holdings Company and Subsidiaries Management’s Discussion and Analysis of Financial Condition and Results of Operations” refer to Energy Future Competitive Holdings Company and/or its subsidiaries, depending on context. References to notes to financial statements refer to the notes to our December 31, 2010 Financial Statements included elsewhere in this prospectus. See “Glossary” for other defined terms.

All dollar amounts in the tables in the following discussion and analysis are stated in millions of US dollars unless otherwise indicated.

Business

EFCH, a wholly-owned subsidiary of EFH Corp., is a Dallas, Texas-based holding company that conducts its operations almost entirely through its wholly-owned subsidiary, TCEH. TCEH is a Dallas-based holding company for subsidiaries engaged in competitive electricity market activities largely in Texas, including electricity generation, wholesale energy sales and purchases, commodity risk management and trading activities and retail electricity sales. Key management activities, including commodity risk management, are performed on an integrated basis; consequently, there are no reportable business segments.

Significant Activities and Events

Natural Gas Prices and Long-Term Hedging Program — TCEH has a long-term hedging program designed to reduce exposure to changes in future electricity prices due to changes in the price of natural gas. Under the program, the company has entered into market transactions involving natural gas-related financial instruments, and as of December 31, 2010, has effectively sold forward approximately 1.0 billion MMBtu of natural gas (equivalent to the natural gas exposure of approximately 125,000 GWh at an assumed 8.0 market heat rate) for the period from January 1, 2011 through December 31, 2014 at weighted average annual hedge prices ranging from $7.19 per MMBtu to $7.80 per MMBtu.

These transactions, as well as forward power sales, have effectively hedged an estimated 62% of the natural gas price exposure related to TCEH’s expected generation output for the period beginning January 1, 2011 and ending December 31, 2014 (on an average basis for such period and assuming an 8.0 market heat rate). The hedges were entered into with the continuing expectation that wholesale electricity prices in ERCOT will be highly correlated with natural gas prices, which is expected to be the marginal fuel for the purpose of setting electricity prices approximately 75% to 90% of the time. If the correlation changes in the future, the cash flows targeted under the long-term hedging program may not be achieved.

The long-term hedging program is comprised primarily of contracts with prices based on the New York Mercantile Exchange (NYMEX) Henry Hub pricing point. However, because there are other local and regional natural gas pricing points such as Houston Ship Channel, future wholesale power prices in ERCOT may not correlate as closely to the Henry Hub pricing as other pricing points, which could decrease the effectiveness of the positions in the long-term hedging program in mitigating power price exposure. The company has hedged more than 95% of the Houston Ship Channel versus Henry Hub pricing point risk for 2011.

The company has entered into related put and call transactions (referred to as collars), primarily for 2014, that effectively hedge natural gas prices within a range. These transactions represented 11% of the positions in the long-term hedging program as of December 31, 2010, with the approximate weighted average strike prices under the collars being a floor of $7.80 per MMBtu and a ceiling of $11.75 per MMBtu. The company expects to use financial instruments, including collars, in future hedging activity under the long-term hedging program.

The following table summarizes the natural gas hedges in the long-term hedging program as of December 31, 2010:

	Measure	2011	2012	2013	2014	Total
Natural gas hedge volumes (a)	mm MMBtu	~220	~398	~282	~110	~1,010
Weighted average hedge price (b)	$/MMBtu	~7.56	~7.36	~7.19	~7.80	—
Weighted average market price (c)	$/MMBtu	~4.55	~5.08	~5.33	~5.49	—

(a)	Where collars are reflected, the volumes are estimated based on the natural gas price sensitivity (i.e., delta position) of the derivatives. The notional volumes for collars are approximately 150 million MMBtu, which corresponds to a delta position of approximately 110 million MMBtu in 2014.
(b)	Weighted average hedge prices are based on NYMEX Henry Hub prices of forward natural gas sales positions in the long-term hedging program (excluding the impact of offsetting purchases for rebalancing and pricing point basis transactions). Where collars are reflected, sales price represents the collar floor price.
(c)	Based on NYMEX Henry Hub prices.

Changes in the fair value of the instruments in the long-term hedging program are being recorded as unrealized gains and losses in net gain (loss) from commodity hedging and trading activities in the statement of income, which has and could continue to result in significant volatility in reported net income. Based on the size of the long-term hedging program as of December 31, 2010, a $1.00/MMBtu change in natural gas prices across the hedged period would result in the recognition of up to $1.0 billion in pretax unrealized mark-to-market gains or losses.

Unrealized mark-to-market net gains related to the long-term hedging program are as follows:

	Year Ended December 31,
	2010	2009	2008
Effect of natural gas market price changes on open positions	$2,317	$1,857	$2,483
Reversals of previously recorded amounts on positions settled	(1,152)	(750)	104

Total unrealized effect (pre-tax)	$1,165	$1,107	$2,587

The cumulative unrealized mark-to-market net gain related to positions in the long-term hedging program totaled $3.143 billion and $1.978 billion as of December 31, 2010 and 2009, respectively. See discussion below under “Results of Operations” for realized net gains from hedging activities, which amounts are largely related to the long-term hedging program.

Given the volatility of natural gas prices, it is not possible to predict future reported unrealized mark-to-market gains or losses and the actual gains or losses that will ultimately be realized upon settlement of the hedge positions in future years. If natural gas prices at settlement are lower than the prices of the hedge positions, the hedges are expected to mitigate the otherwise negative effect on earnings of lower wholesale electricity prices. However, if natural gas prices at settlement are higher than the prices of the hedge positions, the hedges are expected to dampen the otherwise positive effect on earnings of higher wholesale electricity prices and will in this context be viewed as having resulted in an opportunity cost.

The significant cumulative unrealized mark-to-market net gain related to positions in the long-term hedging program reflects declining forward market natural gas prices. Forward natural gas prices have generally trended downward since mid-2008 as shown in the table of forward NYMEX Henry Hub natural gas prices below. While the long-term hedging program is designed to mitigate the effect on earnings of low wholesale power prices, depressed forward natural gas prices are challenging to the long-term profitability of EFCH’s generation assets. Specifically, these lower natural gas prices and the correlated effect in ERCOT on wholesale electricity prices could have a material adverse impact on the overall profitability of EFCH’s generation assets for periods in which it has less significant hedge positions (i.e., beginning in 2013). In addition, a continuation or worsening of these market conditions would limit EFCH’s ability to hedge its wholesale electricity revenues at sufficient price levels to support its interest payments and debt maturities and could adversely impact EFCH’s ability to refinance the TCEH Revolving Credit Facility that matures in October 2013 and/or its substantial long-term debt that matures in 2014.

Also see discussion below regarding the goodwill impairment charge recorded in the third quarter 2010.

	Forward Market Prices for Calendar Year ($/MMBtu) (a)
Date	2010 (b)	2011	2012	2013	2014
June 30, 2008	$11.24	$10.78	$10.74	$10.90	$11.12
September 30, 2008	$8.58	$8.54	$8.41	$8.30	$8.30
December 31, 2008	$7.13	$7.31	$7.23	$7.15	$7.15
March 31, 2009	$5.93	$6.67	$6.96	$7.11	$7.18
June 30, 2009	$6.06	$6.89	$7.16	$7.30	$7.43
September 30, 2009	$6.21	$6.87	$7.00	$7.06	$7.17
December 31, 2009	$5.79	$6.34	$6.53	$6.67	$6.84
March 31, 2010	$4.27	$5.34	$5.79	$6.07	$6.36
June 30, 2010	$4.82	$5.34	$5.68	$5.89	$6.10
September 30, 2010	$3.94	$4.44	$5.07	$5.29	$5.42
December 31, 2010	$—	$4.55	$5.08	$5.33	$5.49

(a)	Based on NYMEX Henry Hub prices.
(b)	For September 30, 2010, June 30, 2010 and March 31, 2010, natural gas prices for 2010 represent the average of forward prices for October through December, July through December and April through December, respectively.

As of December 31, 2010, more than 95% of the long-term hedging program transactions were directly or indirectly secured by a first-lien interest in TCEH’s assets (including the transactions supported by the TCEH Commodity Collateral Posting Facility — see discussion below under “Financial Condition — Liquidity and Capital Resources”) thereby reducing the cash and letter of credit collateral requirements for the hedging program.

See discussion below under “Key Risks and Challenges,” specifically “Substantial Leverage, Uncertain Financial Markets and Liquidity Risk” and “Natural Gas Price and Market Heat Rate Exposure.”

Impairment of Goodwill — In the third quarter 2010, EFCH recorded a $4.1 billion noncash goodwill impairment charge (which was not deductible for income tax purposes). The write-off reflected the estimated effect of lower wholesale power prices on the enterprise value of EFCH, driven by the sustained decline in forward natural gas prices as discussed above. EFCH’s recorded goodwill totaled $6.2 billion as of December 31, 2010.

The noncash impairment charge did not cause EFCH to be in default under any of its debt covenants or impact counterparty trading agreements or have a material impact on liquidity.

See Note 2 to Financial Statements and “Application of Critical Accounting Policies” below for more information on goodwill impairment charges.

Liability Management Program — As of December 31, 2010, EFCH had $31.5 billion principal amount of debt outstanding, including short-term borrowings and $850 million pushed down from EFH Corp. The majority of outstanding debt matures during the period 2014 to 2017, and the TCEH Revolving Credit Facility matures in October 2013. EFH Corp. has implemented a liability management program focused on improving its balance sheet by reducing debt and extending debt maturities.

In 2010, debt exchanges, issuances and repurchases by TCEH as part of the liability management program resulted in the acquisition and cancellation of $2.3 billion principal amount of outstanding TCEH debt with due dates of 2015 and 2016 in exchange for $1.221 billion principal amount of new TCEH debt due 2021 and $343 million in cash. The cash represented the net proceeds from the issuance earlier in 2010 of an additional $350 million principal amount of new TCEH debt due 2021.

These transactions resulted in the capture of $700 million of debt discount.

See Note 8 to Financial Statements for further discussion of these transactions and transactions completed under EFH Corp.’s liability management program that resulted in the issuance of new EFH Corp. debt guaranteed by EFCH and the acquisition by EFH Corp. and EFIH of outstanding TCEH debt and outstanding EFH Corp. debt guaranteed by EFCH.

Wholesale Market Design – Nodal Market — In accordance with a rule adopted by the PUCT in 2003, ERCOT developed a new wholesale market, using a stakeholder process, designed to assign congestion costs to the market participants causing the congestion. The nodal market design was implemented December 1, 2010. Under this new market design, ERCOT:

•	establishes nodes, which are metered locations across the ERCOT grid, for purposes of more granular price determination;

•

operates a voluntary “day-ahead electricity market” for forward sales and purchases of electricity and other related transactions, in addition to the existing “real-time market” that primarily functions to balance power consumption and generation;

•	establishes hub trading prices, which represent the average of certain node prices within four major geographic regions, at which participants can hedge or trade power under bilateral contracts;

•	establishes pricing for load-serving entities based on weighted-average node prices within new geographical load-zones, and

•	provides congestion revenue rights, which are instruments auctioned by ERCOT that allow market participants to hedge price differences between settlement points.

ERCOT previously had a zonal wholesale market structure consisting of four geographic zones. The new location-based congestion-management market is referred to as a “nodal” market because wholesale pricing differs across the various nodes on the transmission grid instead of across the geographic zones. There are over 500 nodes in the ERCOT market. The nodal market design was implemented in conjunction with transmission improvements designed to reduce current congestion. EFCH is fully certified to participate in both the “day-ahead” and “real-time markets.” Additionally, all of EFCH’s operational and mothballed generation assets and its qualified scheduling entities are certified and operate in the nodal market. While the initial implementation of the nodal market has not had a material impact on its profitability, EFCH cannot predict the ultimate impact of the market design on its operations or financial results, and it could ultimately have an adverse impact on the profitability and value of EFCH’s competitive business and/or its liquidity, particularly if such change ultimately results in lower revenue due to lower wholesale power prices, increased costs to service end-user electricity demand or increased collateral posting requirements with ERCOT. The opening of the nodal market resulted in an increase of approximately $200 million in the amount of letters of credit posted with ERCOT to support EFCH’s market participation.

As discussed above, the nodal market design includes the establishment of a “day-ahead market” and hub trading prices to facilitate hedging and trading of electricity by participants. Under the previous zonal market, volumes under EFCH’s nontrading bilateral purchase and sales contracts, including contracts intended as hedges, were scheduled as physical power with ERCOT and, therefore, reported gross as wholesale revenues or purchased power costs. In conjunction with the transition to the nodal market, unless the volumes represent physical deliveries to retail and wholesale customers or purchases from counterparties, these contracts are reported on a net basis in the income statement in net gain/(loss) from commodity hedging and trading activities. As a result of these changes, reported wholesale revenues and purchased power costs in 2011 will be materially less than amounts reported in prior periods.

TCEH Interest Rate Swap Transactions — As of December 31, 2010, TCEH had entered into a series of interest rate swaps that effectively fix the interest rates at between 7.3% and 8.3% on $15.80 billion principal amount of its senior secured debt maturing from 2011 to 2014. Swaps related to an aggregate $500 million principal amount of debt expired in 2010, and no swaps were entered into in 2010. Taking into consideration these swap transactions, 15% of EFCH’s total long-term debt portfolio as of December 31, 2010 was exposed to variable interest rate risk. As of December 31, 2010, TCEH also entered into interest rate basis swap transactions, which further reduce the fixed (through swaps) borrowing costs, related to an aggregate of $15.20 billion principal amount of senior secured debt, including swaps entered into in 2010 related to $2.55 billion principal amount of debt. Swaps related to an aggregate $3.60 billion principal amount of debt expired in 2010. EFCH may enter into additional interest rate hedges from time to time.

Unrealized mark-to-market net gains and losses related to all TCEH interest rate swaps, which are reported in interest expense and related charges, totaled $207 million in net losses for the year ended December 31, 2010 and $696 million in net gains for the year ended December 31, 2009. The cumulative unrealized mark-to-market net liability related to all TCEH interest rate swaps totaled $1.419 billion and $1.212 billion as of December 31, 2010 and 2009, respectively, of which $105 million and $194 million (both pre-tax), respectively, was reported in accumulated other comprehensive income. These fair values can change materially as market conditions change, which could result in significant volatility in reported net income. See discussion in Note 8 to Financial Statements regarding interest rate swap transactions.

Texas Generation Facilities Development — TCEH has completed a program to develop three lignite-fueled generation units (2 units at Oak Grove and 1 unit at Sandow) in Texas with a total estimated capacity of approximately 2,200 MW. The Sandow and first Oak Grove units achieved substantial completion (as defined in the EPC agreement) in the fourth quarter 2009, and the second Oak Grove unit achieved substantial completion (as defined in the EPC agreement) in the second quarter 2010. EFCH began depreciating the units and recognizing revenues and fuel costs for accounting purposes in those respective periods. Aggregate cash capital expenditures for these three units totaled approximately $3.25 billion including all construction, site preparation and mining development costs. Total recorded costs, including purchase accounting fair value adjustments and capitalized interest, totaled approximately $4.8 billion.

Idling of Natural Gas-Fueled Units — In December 2010, after receiving approval from ERCOT, EFCH retired eight previously mothballed natural gas-fueled units totaling 2,633 MW of capacity (2,777 MW installed nameplate capacity). EFCH also retired an additional natural gas-fueled unit with 112 MW of capacity (115 MW installed nameplate capacity) in December 2010 upon expiration of an RMR (operational standby) agreement (discussed below) related to the unit. No impairment was recorded as a result of the retirements. In September 2010, after receiving approval from ERCOT, EFCH mothballed (idled) four of its natural gas-fueled units totaling 1,856 MW of capacity (1,933 MW installed nameplate capacity). In 2009 EFCH retired 10 units totaling 2,114 MW of capacity (2,226 MW installed nameplate capacity), mothballed three units totaling 1,081 MW capacity (1,135 MW installed nameplate capacity) and entered into RMR agreements with ERCOT for two units totaling 627 MW capacity (655 MW installed nameplate capacity). Upon expiration of the RMR agreements in December 2010, EFCH retired the unit discussed above and mothballed the other unit.

As of December 31, 2010, TCEH’s operational fleet of natural gas-fueled generation facilities, which are generally used as peaking resources, consists of 14 units totaling 2,187 MW installed nameplate capacity, excluding eight units operated for unaffiliated parties and four mothballed units.

Global Climate Change and Other Environmental Matters — See “Energy Future Competitive Holdings Company and Subsidiaries Businesses and Strategy – Environmental Regulations and Related Considerations” for discussion of global climate change and various other environmental matters and their effects on the company.

KEY RISKS AND CHALLENGES

Following is a discussion of key risks and challenges facing management and the initiatives currently underway to manage such challenges. These matters involve risks that could have a material adverse effect on EFCH’s results of operations, liquidity or financial condition.

Substantial Leverage, Uncertain Financial Markets and Liquidity Risk

EFCH’s substantial leverage, resulting in large part from debt incurred to finance the Merger, requires significant cash flows to be dedicated to interest and principal payments and could adversely affect EFCH’s ability to raise additional capital to fund operations, limits EFCH’s ability to react to changes in the economy, its industry or its business, and exposes EFCH to interest rate risk to the extent not hedged. Principal amounts of short-term borrowings and long-term debt, including amounts due currently, totaled $31.5 billion as of December 31, 2010. Taking into consideration interest-rate swap transactions, as of December 31, 2010 approximately 85% of EFCH’s total long-term debt portfolio is subject to fixed interest rates, at a weighted average interest rate of 9.0%. Interest payments on long-term debt in 2011 (including amounts related to EFH Corp. pushed down debt) are expected to total approximately $2.2 billion, and principal payments on long-term debt are expected to total $644 million.

While EFCH believes its cash on hand and cash flow from operations combined with availability under existing credit facilities provide sufficient liquidity to fund current and projected expenses and capital requirements for 2011 (see “Financial Condition — Liquidity and Capital Resources” section below), there can be no assurance that counterparties to its credit facility and hedging arrangements will perform as expected and meet their obligations to EFCH. Failure of such counterparties to meet their obligations or substantial changes in financial markets, the economy, regulatory requirements, EFCH’s industry or EFCH’s operations could result in constraints in its liquidity. While traditional counterparties with physical assets to hedge, as well as financial institutions and other parties, continue to participate in the markets, as a result of the financial crisis that arose in 2008, there has been a reduction of available counterparties for EFCH’s hedging and trading activities, particularly for longer-dated transactions, which could impact EFCH’s ability to hedge its commodity price and interest rate exposure to desired levels at reasonable costs. See discussion of credit risk in “Quantitative and Qualitative Disclosures About Market Risk,” discussion of available liquidity and liquidity effects of the long-term hedging program in “Financial Condition — Liquidity and Capital Resources” and discussion of potential impact of legislative rulemakings on the OTC derivatives market in “Financial Services Reform Legislation.”

In addition, as discussed above under “Significant Activities and Events — Natural Gas Prices and Long-Term Hedging Program,” a continuation or worsening of low forward natural gas prices (and the related low wholesale electricity prices in ERCOT) could also limit EFCH’s ability to hedge its wholesale electricity revenues at sufficient price levels to support its interest payments and debt maturities, result in further declines in the value of EFCH’s baseload generation assets and adversely impact EFCH’s efforts to refinance its substantial debt as discussed immediately below.

The TCEH Revolving Credit Facility matures in October 2013, and a substantial amount of EFCH’s long-term debt matures in the period from 2014 through 2017. EFCH is focused on improving the balance sheet and expects to opportunistically look for ways to reduce the amount and extend the maturity of its outstanding debt. Progress to date on this initiative includes the debt exchanges, issuances and repurchases completed in 2010 and 2009 by TCEH, EFH Corp. and EFIH and the August 2009 amendment to the Credit Agreement governing the TCEH Senior Secured Facilities that provided additional flexibility in restructuring debt obligations. See Note 8 to Financial Statements for additional discussion of these transactions.

In addition, because its operations are capital intensive, EFCH expects to rely over the long-term upon access to financial markets as a significant source of liquidity for capital requirements not satisfied by cash-on-hand, operating cash flows or its available credit facilities. EFCH’s ability to economically access the capital or credit markets could be restricted at a time when EFCH would like, or need, to access those markets. Lack of such access could have an impact on EFCH’s flexibility to react to changing economic and business conditions.

Natural Gas Price and Market Heat-Rate Exposure

Wholesale electricity prices in the ERCOT market generally move with the price of natural gas because marginal demand for electricity supply is generally met with natural gas-fueled generation facilities. Historically the price of natural gas has fluctuated due to changes in industrial demand, supply availability, weather effects and other economic and market factors and such prices have been very volatile in recent years. Since 2005, forward natural gas prices ranged from above $13 per MMBtu to below $4 per MMBtu. More recent declines in forward natural gas prices reflect discovery and increased drilling of shale gas deposits combined with lingering demand weakness associated with the economic recession. The wholesale market price of electricity divided by the market price of natural gas represents the market heat rate. Market heat rate movements also affect wholesale electricity prices. Market heat rate can be affected by a number of factors including the efficiency of the marginal supplier (generally natural gas-fueled generation facilities) in generating electricity.

In contrast to EFCH’s natural gas-fueled generation facilities, changes in natural gas prices have no significant effect on the cost of generating electricity from EFCH’s nuclear and lignite/coal-fueled facilities. All other factors being equal, these baseload generation assets, which provided the substantial majority of supply volumes in 2010, increase or decrease in value as natural gas prices and market heat rates rise or fall, respectively, because of the effect on wholesale electricity prices in ERCOT.

With the exposure to variability of natural gas prices, retail sales price management and hedging activities are critical to the profitability of the business and maintaining consistent cash flow levels.

EFCH’s approach to managing electricity price risk focuses on the following:

•	employing disciplined hedging and risk management strategies through physical and financial energy-related (electricity and natural gas) contracts intended to partially hedge gross margins;

•	continuing focus on cost management to better withstand gross margin volatility;

•	following a retail pricing strategy that appropriately reflects the magnitude and costs of commodity price and liquidity risk, and

•	improving retail customer service to attract and retain high-value customers.

As discussed above in “Significant Activities and Events,” EFCH has implemented a long-term hedging program to mitigate the risk of lower wholesale electricity prices due to declines in natural gas prices.

The following sensitivity table provides estimates of the potential impact (in $ millions) of movements in natural gas and certain other commodity prices and market heat rates on realized pre-tax earnings for the periods presented. The estimates related to price sensitivity are based on TCEH’s unhedged position and forward prices as of December 31, 2010, which for natural gas reflects estimates of electricity generation less amounts hedged through the long-term natural gas hedging program and amounts under existing wholesale and retail sales contracts. On a rolling twelve-month basis, the substantial majority of retail sales under month-to-month arrangements are deemed to be under contract.

	Balance 2011(a)		2012		2013		2014
$1.00/MMBtu change in gas price (b)	$	~5	$	~80	$	~305	$	~490
0.1/MMBtu/MWh change in market heat rate (c)	$	~4	$	~32	$	~44	$	~46
$1.00/gallon change in diesel fuel price		$—	$	~1	$	~48	$	~40

(a)	Balance of 2011 is from February 1, 2011 through December 31, 2011.
(b)	Assumes conversion of electricity positions based on an approximate 8.0 market heat rate with natural gas being on the margin 75% to 90% of the time (i.e., when coal is forecast to be on the margin, no natural gas position is assumed to be generated).
(c)	Based on Houston Ship Channel natural gas prices as of December 31, 2010.

EFCH’s market heat rate exposure is impacted by changes in the mix of generation assets resulting from generation capacity changes such as additions and retirements of generation facilities. Increased wind generation capacity could result in lower market heat rates. EFCH expects that decreases in market heat rates would decrease the value of its generation assets because lower market heat rates generally result in lower wholesale electricity prices, and vice versa. EFCH mitigates market heat rate risk through retail and wholesale electricity sales contracts and shorter-term market heat rate hedging transactions. EFCH evaluates opportunities to mitigate market heat rate risk over extended periods through longer-term electricity sales contracts where practical considering pricing, credit, liquidity and related factors.

On an ongoing basis, EFCH will continue monitoring its overall commodity risks and seek to balance its portfolio based on EFCH’s desired level of exposure to natural gas prices and market heat rates and potential changes to its operational forecasts of overall generation and consumption (which is also subject to volatility resulting from customer churn, weather, economic and other factors) in its native and growth business. Portfolio balancing may include the execution of incremental transactions, including heat rate hedges, the unwinding of existing transactions and the substitution of natural gas hedges with commitments for the sale of electricity at fixed prices. As a result, commodity price exposures and their effect on earnings could materially change from time to time.

Competitive Retail Markets and Customer Retention

Competitive retail activity in Texas has resulted in retail customer churn. EFCH’s total retail customer counts rose 2% in 2008 but declined 3% in 2009 and 6% in 2010. Based upon 2010 results discussed below in “Results of Operations”, a 1% decline in residential customers would result in a decline in annual revenues of approximately $40 million. In responding to the competitive landscape in the ERCOT marketplace, EFCH is focusing on the following key initiatives:

•	Maintaining competitive pricing initiatives as evidenced by price reductions on most residential service plans;

•

Profitably growing the retail customer base by actively competing for new and existing customers in areas in Texas open to competition. The customer retention strategy remains focused on continuing to implement initiatives to deliver world-class customer service and improve the overall customer experience;

•

Establishing TXU Energy as the most innovative retailer in the Texas market by continuing to develop tailored product offerings to meet customer needs. TXU Energy plans to invest $100 million over the five-year period beginning in 2008 (including $39 million invested through 2010) in retail initiatives aimed at helping consumers conserve energy and other demand-side management initiatives that are intended to moderate consumption and reduce peak demand for electricity, and

•

Focusing business market initiatives largely on programs targeted to retain the existing highest-value customers and to recapture customers who have switched REPs. Initiatives include maintaining and continuously refining a disciplined contracting and pricing approach and economic segmentation of the business market to enhance targeted sales and marketing efforts and to more effectively deploy the direct-sales force. Tactical programs put into place include improved customer service, aided by a new customer management system implemented in 2009, new product price/service offerings and a multichannel approach for the small business market.

Volatile Energy Prices and Regulatory Risk

Natural gas prices rose to unprecedented levels in the latter part of 2005, reflecting a world-wide increase in energy prices compounded by hurricane-related infrastructure damage. The related rise in electricity prices elevated public awareness of energy costs and dampened customer demand. Natural gas prices remain subject to events that create price volatility, and while not reaching 2005 levels, forward natural gas prices rose substantially in 2007 and part of 2008 before falling in the second half of 2008 through most of 2010. Sustained high energy prices and/or ongoing price volatility also creates a risk for regulatory and/or legislative intervention with the mechanisms that govern the competitive wholesale and retail markets in ERCOT. EFCH believes that competitive markets result in a broad range of innovative pricing and service alternatives to consumers and ultimately the most efficient use of resources and that regulatory entities should continue to take actions that encourage competition in the industry. Regulatory and/or legislative intervention could materially affect the competitive electricity industry in ERCOT, including disrupting the relationship between natural gas prices and electricity prices, which could materially impact the results of EFCH’s long-term hedging program. (Also see “Regulatory Matters — Sunset Review.”) EFCH continues to closely monitor any potential legislative and regulatory changes and work with legislators and regulators, providing them information on the market and related matters.

Financial Services Reform Legislation

In July 2010, financial reform legislation known as the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Financial Reform Act) was enacted. The primary purposes of the Financial Reform Act are, among other things, to address systemic risk in the financial system; to establish a Bureau of Consumer Financial Protection with broad powers to enforce consumer protection laws and promulgate rules against unfair, deceptive or abusive practices; to enhance regulation of the derivatives markets, including the requirement for central clearing of over-the-counter derivative instruments and additional capital and margin requirements for certain derivative market participants; and to implement a number of new corporate governance requirements for companies with listed or, in some cases, publicly-traded securities. While the legislation is broad and detailed, substantial portions of the legislation are currently under rulemakings by federal governmental agencies to implement the standards set out in the legislation and adopt new standards. As a result, the full scope and effect of the legislation will likely not be known for several years.

Title VII of the Financial Reform Act provides for the regulation of the over-the-counter (OTC) derivatives market. The Financial Reform Act generally requires OTC derivatives (including the types of asset-backed OTC derivatives that EFCH uses to hedge risks associated with commodity and interest rate exposure) to be cleared by a derivatives clearing organization. However, entities are exempt from these clearing requirements if they (i) are not “Swap Dealers” or “Major Swap Participants” as will be defined in the rulemakings and (ii) use the swaps to hedge or mitigate commercial risk. The proposed definition of Swap Dealer is broad and will, as drafted, include many end users. EFCH is evaluating whether or not the type of asset-backed OTC derivatives that it uses to hedge commodity and interest rate risk is exempt from the clearing requirements. Existing swaps are grandfathered from the clearing requirements. The legislation mandates significant reporting and compliance requirements for any entity that is determined to be a Swap Dealer or Major Swap Participant.

The Financial Reform Act also requires the posting of cash collateral for uncleared swaps. Because these cash collateral requirements are unclear as to whether an end-user or its counterparty (e.g., swap dealer) is required to post cash collateral, there is a risk that the cash collateral requirement could be used to effectively negate the end-user clearing exemption. However, the legislative history of the Financial Reform Act suggests that it was not Congress’ intent to require end-users to post cash collateral with respect to swaps. If EFCH were required to post cash collateral on its swap transactions with swap dealers, its liquidity would likely be materially impacted, and EFCH’s ability to enter into OTC derivatives to hedge its commodity and interest rate risks would be significantly limited.

EFCH cannot predict the outcome of the rulemakings to implement the OTC derivative market provisions of the Financial Reform Act. These rulemakings could negatively affect EFCH’s ability to hedge its commodity and interest rate risks. Accordingly, EFCH continues to closely monitor the rulemakings and any other potential legislative and regulatory changes and work with regulators and legislators, providing them information on EFCH’s operations, the types of transactions in which EFCH engages, EFCH’s concerns regarding potential regulatory impacts, market characteristics and related matters.

New and Changing Environmental Regulations

EFCH is subject to various environmental laws and regulations related to SO2, NOx and mercury as well as other emissions that impact air and water quality. EFCH believes it is in compliance with all current laws and regulations, but regulatory authorities continue to evaluate existing requirements and consider proposals for changes. If EFCH makes any major modifications to its power generation facilities, it may be required to install the best available control technology or to achieve the lowest achievable emission rates as such terms are defined under the new source review provisions of the Clean Air Act. Any such modifications would likely result in substantial additional capital expenditures. (See Note 9 to Financial Statements for discussion of “Litigation Related to Generation Facilities,” “Regulatory Reviews” and “Environmental Contingencies.”)

EFCH also continues to closely monitor any potential legislative, regulatory and judicial changes pertaining to global climate change. In view of the fact that a substantial portion of EFCH’s generation portfolio consists of lignite/coal-fueled generation facilities, its results of operations, liquidity or financial condition could be materially adversely affected by the enactment of any legislation, regulation or judicial action that mandates a reduction in GHG emissions or that imposes financial penalties, costs or taxes on entities that produce GHG emissions, or that establishes federal renewable energy portfolio standards. For example, federal, state or regional legislation or regulation addressing global climate change could result in EFCH either incurring increased material costs to reduce its GHG emissions or to procure emission allowances or credits to comply with a mandatory cap-and-trade emissions reduction program. See further discussion under “Energy Future Competitive Holdings Company and Subsidiaries Businesses and Strategy — Environmental Regulations and Related Considerations.”

Exposures Related to Nuclear Asset Outages

EFCH’s nuclear assets are comprised of two generation units at Comanche Peak, each with an installed nameplate capacity of 1,150 MW. The Comanche Peak plant represents approximately 15% of EFCH’s total generation capacity. The nuclear generation units represent EFCH’s lowest marginal cost source of electricity. Assuming both nuclear generation units experienced an outage, the unfavorable impact to pretax earnings is estimated (based upon market prices as of December 31, 2010) to be approximately $2 million per day before consideration of any insurance proceeds. Also see discussion of nuclear facilities insurance in Note 9 to Financial Statements.

The inherent complexities and related regulations associated with operating nuclear generation facilities result in environmental, regulatory and financial risks. The operation of nuclear generation facilities is complex and subject to continuing review and regulation by the NRC, covering, among other things, operations, maintenance, emergency planning, security, and environmental and safety protection. The NRC may implement changes in regulations that result in increased capital or operating costs, and it may require extended outages, modify, suspend or revoke operating licenses and impose fines for failure to comply with its existing regulations and the provisions of the Atomic Energy Act. In addition, an unplanned outage at another nuclear generation facility could result in the NRC taking action to shut down the Comanche Peak plant as a precautionary measure.

EFCH participates in industry groups and with regulators to remain current on the latest developments in nuclear safety, operation and maintenance and on emerging threats and mitigating techniques. These groups include, but are not limited to, the NRC and the Institute of Nuclear Power Operations (INPO), EFCH also applies the knowledge gained by continuing to invest in technology, processes and services to improve its operations and detect, mitigate and protect its nuclear generation assets. The Comanche Peak plant has not experienced an extended unplanned outage, and management continues to focus on the safe, reliable and efficient operations at the plant.

Cyber Security and Infrastructure Protection Risk

A breach of cyber/data security measures that impairs EFCH’s information technology infrastructure could disrupt normal business operations and affect its ability to control its generation assets, access retail customer information and limit communication with third parties. Any loss of confidential or proprietary data through a breach could materially and adversely affect EFCH’s reputation, expose the company to legal claims or impair its ability to execute on business strategies.

EFCH participates in industry groups and with regulators to remain current on emerging threats and mitigating techniques. These groups include, but are not limited to: the US Cyber Emergency Response Team, the National Electric Sector Cyber Security Organization, the NRC and NERC. EFCH also applies the knowledge gained by continuing to invest in technology, processes and services to detect, mitigate and protect its cyber assets. These investments include upgrades to network architecture, regular intrusion detection monitoring and compliance with emerging industry regulation.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

EFCH’s significant accounting policies are discussed in Note 1 to Financial Statements. EFCH follows accounting principles generally accepted in the US. Application of these accounting policies in the preparation of EFCH’s consolidated financial statements requires management to make estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and revenues and expenses during the periods covered. The following is a summary of certain critical accounting policies that are impacted by judgments and uncertainties and under which different amounts might be reported using different assumptions or estimation methodologies.

Purchase Accounting

In 2007, the Merger was accounted for under purchase accounting, whereby the purchase price of the transaction was allocated to EFCH’s identifiable assets acquired and liabilities assumed based upon their fair values. The estimates of the fair values recorded were determined based on the principles in accounting standards related to the determination of fair value (see Note 11 to Financial Statements) and reflect significant assumptions and judgments. Material valuation inputs for long-lived assets and liabilities included forward electricity and natural gas price curves and market heat rates, discount rates, nonperformance risk adjustments related to liabilities, retail customer attrition rates, generation plant operating and construction costs and asset lives. The valuations reflected considerations unique to the competitive wholesale power market in ERCOT as well as EFCH’s assets. For example, the valuation of the baseload generation facilities considered EFCH’s lignite fuel reserves and mining capabilities.

The results of the purchase price allocation included an increase in the total carrying value of EFCH’s baseload generation plants and the recording of intangible assets related to the retail customer base, the TXU Energy trade name and emission credits. Further, commodity and other contracts not already subject to fair value accounting were valued, and amounts representing favorable or unfavorable contracts (versus market conditions as of the date of the Merger) were recorded as intangible assets or liabilities, respectively. Management believes all material intangible assets were identified. See Note 2 to Financial Statements for details of the intangible assets recorded.

The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as goodwill. The goodwill amount recorded upon finalization of purchase accounting totaled $18.3 billion. Purchase accounting impacts, including goodwill recognition, have been “pushed down”, resulting in the assets and liabilities of EFCH being recorded at their fair values as of October 10, 2007. The assignment of purchase price was based on the relative estimated enterprise value of EFCH’s operations as of the date of the Merger. In accordance with accounting guidance related to goodwill and other intangible assets, goodwill is not amortized to net income, but is required to be tested for impairment at least annually. Management believes the drivers of the goodwill amount recorded by EFCH included the incremental value of the future cash flow potential of the baseload generation facilities, including facilities under construction, over the values assigned to those assets under purchase accounting rules, considering the market-pricing mechanisms and growth potential in the ERCOT market, as well as the value derived from the scale of the retail business. Also see discussion below under “Impairment of Assets.”

In the third quarter 2010, EFCH recorded a goodwill impairment charge totaling $4.1 billion. In the first quarter 2009 and fourth quarter 2008, EFCH recorded goodwill impairment charges totaling $8.070 billion. The $70 million charge in the first quarter 2009 resulted from the completion of the previously estimated fair value calculations supporting the initial $8.0 billion goodwill impairment charge that was recorded in the fourth quarter 2008. See discussion immediately below under “Impairment of Goodwill and Other Long-Lived Assets.”

Push Down of Merger-Related Debt

Merger-related debt of EFH Corp. and its subsidiaries consists of debt issued or existing as of the time of the Merger. Debt issued in exchange for Merger-related debt is considered Merger-related. Debt issuances are considered Merger-related debt to the extent the proceeds are used to repurchase Merger-related debt. Merger-related debt that is fully and unconditionally guaranteed on a joint and several basis by EFCH and EFIH is subject to push down in accordance with SEC Staff Accounting Bulletin Topic 5-J, and as a result, a portion of such debt and related interest expense is reflected in the financial statements of EFCH. The amount reflected on EFCH’s balance sheet represents 50% of the EFH Corp. Merger-related debt it has guaranteed. This percentage reflects the fact that as of the time of the Merger, the equity investments of EFCH and EFIH in their respective operating subsidiaries were essentially equal amounts. Because payment of principal and interest on the notes is the responsibility of EFH Corp., EFCH records the settlement of such amounts as noncash capital contributions from EFH Corp. See Note 8 to Financial Statements.

Impairment of Goodwill and Other Long-Lived Assets

EFCH evaluates long-lived assets (including intangible assets with finite lives) for impairment, in accordance with accounting standards related to impairment or disposal of long-lived assets, whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. One of those indications is a current expectation that “more likely than not” a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life (as was the case for the natural gas-fueled generation assets in 2008 discussed below). For EFCH’s baseload generation assets, another possible indication would be an expected long-term decline in natural gas prices and/or market heat rates. The determination of the existence of these and other indications of impairment involves judgments that are subjective in nature and may require the use of estimates in forecasting future results and cash flows related to an asset or group of assets. Further, the unique nature of EFCH’s property, plant and equipment, which includes a fleet of generation assets with a diverse fuel mix and individual plants that have varying production or output rates, requires the use of significant judgments in determining the existence of impairment indications and the grouping of assets for impairment testing.

Goodwill and intangible assets with indefinite useful lives are required to be tested for impairment at least annually (EFCH has selected December 1) or whenever events or changes in circumstances indicate an impairment may exist, such as the possible impairments to long-lived assets discussed above. As required by accounting guidance related to goodwill and other intangible assets, EFCH has allocated goodwill to its reporting unit, which essentially consists of TCEH and goodwill impairment testing is performed at the reporting unit level. Under this goodwill impairment analysis, if at the assessment date, a reporting unit’s carrying value exceeds its estimated fair value (enterprise value), the estimated enterprise value of the reporting unit is compared to the estimated fair values of the reporting unit’s operating assets (including identifiable intangible assets) and liabilities at the assessment date, and the resultant implied goodwill amount is then compared to the recorded goodwill amount. Any excess of the recorded goodwill amount over the implied goodwill amount is written off as an impairment charge.

The determination of enterprise value involves a number of assumptions and estimates. EFCH uses a combination of three fair value inputs to estimate enterprise values of its reporting unit: internal discounted cash flow analyses (income approach), comparable company values and any recent pending and/or completed relevant transactions. The income approach involves estimates of future performance that reflect assumptions regarding, among other things, forward natural gas and electricity prices, market heat rates, generation plant performance and retail sales volume trends. Another key variable in the income approach is the discount rate, or weighted average cost of capital. The determination of the discount rate takes into consideration the capital structure, debt ratings and current debt yields of comparable companies as well as an estimate of return on equity that reflects historical market returns and current market volatility for the industry. Enterprise value estimates based on comparable company values involve using trading multiples of EBITDA of those selected companies to derive appropriate multiples to apply to the EBITDA of the reporting units. This approach requires an estimate, using historical acquisition data, of an appropriate control premium to apply to the reporting unit values calculated from such multiples. Critical judgments include the selection of comparable companies and the weighting of the three value inputs in developing the best estimate of enterprise value.

The 2010 annual impairment testing performed as of December 1, 2010 for goodwill and intangible assets with indefinite useful lives in accordance with accounting guidance resulted in no impairment. The goodwill testing determined that the carrying value of EFCH exceeded its estimated fair value (enterprise value), so the estimated enterprise value of EFCH was compared to the estimated fair values of its operating assets and liabilities. This additional testing indicated that the recorded goodwill amount did not exceed the estimated implied goodwill amount, and thus no additional goodwill impairment was indicated beyond the charge recorded in the third quarter 2010 as discussed immediately below. Key variables in the tests included forward natural gas prices, electricity prices, market heat rates and discount rates, assumptions regarding each of which could have a significant effect on valuations. Because of the volatility of these factors, EFCH cannot predict the likelihood of any future impairment.

See Note 2 to Financial Statements for a discussion of the goodwill impairment charges of $4.1 billion recorded in 2010 and $8.070 billion recorded largely in 2008. The total $12.170 billion of impairment charges represented almost 67% of EFCH’s goodwill balance resulting from purchase accounting for the Merger and reflected a decline of approximately 35% in the estimated enterprise value of TCEH as of December 1, 2010 from the indicated value at the October 2007 Merger date. The impairment in 2010 reflected the estimated effect of lower wholesale power prices on the enterprise value of EFCH, driven by the sustained decline in forward natural gas prices. The impairment in 2008 primarily arose from the dislocation in the capital markets that increased interest rate spreads and the resulting discount rates used in estimating fair values and the effect of declines in market values of debt and equity securities of comparable companies in the second half of 2008. Also see Note 2 to Financial Statements for discussion of the impairment charge of $481 million ($310 million after-tax) related to the trade name intangible asset recorded in the fourth quarter 2008. The estimated fair value of this intangible asset is based on an assumed royalty methodology. Impairment charges totaling $501 million in 2008 related to environmental allowances and credits are also discussed in Note 2 to Financial Statements.

In 2008, EFCH recorded an impairment charge of $229 million ($147 million after-tax) related to its natural gas-fueled generation facilities. The natural gas-fueled generation units are generally operated to meet peak demands for electricity, and the facilities were tested for impairment as an asset group. See Note 3 to Financial Statements for a discussion of the impairment. The estimated impairment was based on numerous judgments including forecasted production, forward prices of natural gas and electricity, overall generation availability in ERCOT and ERCOT grid congestion. See “Business — Significant Activities and Events” for discussion of natural gas-fueled units mothballed (idled) or retired in 2009 consistent with the factors that resulted in the impairment.

Derivative Instruments and Mark-to-Market Accounting

EFCH enters into contracts for the purchase and sale of energy-related commodities, and also enters into other derivative instruments such as options, swaps, futures and forwards primarily to manage commodity price and interest rate risks. Under accounting standards related to derivative instruments and hedging activities, these instruments are subject to mark-to-market accounting, and the determination of market values for these instruments is based on numerous assumptions and estimation techniques.

Mark-to-market accounting recognizes changes in the fair value of derivative instruments in the financial statements as market prices change. Such changes in fair value are accounted for as unrealized mark-to-market gains and losses in net income with an offset to derivative assets and liabilities. The availability of quoted market prices in energy markets is dependent on the type of commodity (e.g., natural gas, electricity, etc.), time period specified and delivery point. In computing fair value for derivatives, each forward pricing curve is separated into liquid and illiquid periods. The liquid period varies by delivery point and commodity. Generally, the liquid period is supported by exchange markets, broker quotes and frequent trading activity. For illiquid periods, fair value is estimated based on forward price curves developed using modeling techniques that take into account available market information and other inputs that might not be readily observable in the market. EFCH estimates fair value as described in Note 11 to Financial Statements and discussed under “Fair Value Measurements” below.

Accounting standards related to derivative instruments and hedging activities allow for “normal” purchase or sale elections and hedge accounting designations at the inception of the contract, which generally eliminate or defer the requirement for mark-to-market recognition in net income and thus reduce the volatility of net income that can result from fluctuations in fair values. “Normal” purchases and sales are contracts that provide for physical delivery of quantities expected to be used or sold over a reasonable period in the normal course of business and are not subject to mark-to-market accounting if the election as normal is made. Hedge accounting designations are made with the intent to match the accounting recognition of the contract’s financial performance to that of the transaction the contract is intended to hedge.

Under hedge accounting, changes in fair value of instruments designated as cash flow hedges are recorded in other comprehensive income with an offset to derivative assets and liabilities to the extent the change in value is effective; that is, it mirrors the offsetting change in fair value of the forecasted hedged transaction. Changes in value that represent ineffectiveness of the hedge are recognized in net income immediately, and the effective portion of changes in fair value initially recorded in other comprehensive income are recognized in net income in the period that the hedged transactions are recognized. Although as of December 31, 2010, EFCH does not have any derivatives designated as cash flow or fair value hedges, EFCH continually assesses potential hedge elections and could designate positions as cash flow hedges in the future. In March 2007, the instruments making up a significant portion of the long-term hedging program that were previously designated as cash flow hedges were dedesignated as allowed under accounting standards related to derivative instruments and hedging activities, and subsequent changes in their fair value are being marked-to-market in net income. In addition, in August 2008, interest rate swap transactions in effect at that time were dedesignated as cash flow hedges in accordance with accounting standards, and subsequent changes in their fair value are being marked-to-market in net income. See further discussion of the long-term hedging program and interest rate swap transactions under “Significant Activities and Events.”

The following tables provide the effects on both net income and other comprehensive income of mark-to-market accounting for those derivative instruments that EFCH has determined to be subject to fair value measurement under accounting standards related to derivative instruments and hedging activities.

	Year Ended December 31,
	2010	2009	2008
Amounts recognized in net income (loss) (after-tax):
Unrealized net gains on positions marked-to-market in net income (a)	$1,257	$1,573	$517
Unrealized net (gains) losses representing reversals of previously recognized fair values of positions settled in the period (a)	(607)	(333)	25
Unrealized ineffectiveness net losses on positions accounted for as cash flow hedges	—	—	(3)
Reversals of previously recognized unrealized net losses related to cash flow hedge positions settled in the period	1	1	—

Total	$651	$1,241	$539

Amounts recognized in other comprehensive income (after-tax):
Net losses in fair value of positions accounted for as cash flow hedges	$—	$(20)	$(181)
Net losses on cash flow hedge positions recognized in net income to offset hedged transactions	59	129	122

Total	$59	$109	$(59)

(a)	Amounts for 2010, 2009 and 2008 include $785 million, $788 million and $1.503 billion in net after-tax gains related to commodity positions, respectively, and $135 million in net after-tax losses, $452 million in net after-tax gains and $960 million in net after-tax losses related to interest rate swaps, respectively.

The effect of mark-to-market and hedge accounting for derivatives on the balance sheet is as follows:

	December 31, 2010	December 31, 2009
Commodity contract assets	$4,705	$3,860
Commodity contract liabilities	$(1,608)	$(2,146)
Interest rate swap assets	$6	$12
Interest rate swap liabilities	$(1,425)	$(1,224)

Net accumulated other comprehensive loss included in shareholders’ equity (amounts after-tax)	$(68)	$(127)

EFCH reports derivative assets and liabilities in the balance sheet without taking into consideration netting arrangements it has with counterparties. Margin deposits that contractually offset these assets and liabilities are reported separately in the balance sheet. See Note 11 to Financial Statements.

Fair Value Measurements

EFCH determines value under the fair value hierarchy established in accounting standards. EFCH utilizes several valuation techniques to measure the fair value of assets and liabilities, relying primarily on the market approach of using prices and other market information for identical and/or comparable assets and liabilities for those items that are measured on a recurring basis. These techniques include, but are not limited to, the use of broker quotes and statistical relationships between different price curves and are intended to maximize the use of observable inputs and minimize the use of unobservable inputs. In applying the market approach, EFCH uses a mid-market valuation convention (the mid-point between bid and ask prices) as a practical expedient.

Under the fair value hierarchy, Level 1 and Level 2 valuations generally apply to EFCH’s commodity-related contracts for natural gas and electricity derivative instruments entered into for hedging purposes, securities associated with the nuclear decommissioning trust, and interest rate swaps intended to fix and/or lower interest payments on long-term debt. Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. Level 2 valuations are based on evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences. Level 2 inputs include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in markets that are not active;

•	inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves observable at commonly quoted intervals, and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Examples of Level 2 valuation inputs utilized include over-the-counter broker quotes and quoted prices for similar assets or liabilities that are corroborated by correlation or through statistical relationships between different price curves. For example, certain physical power derivatives are executed for a particular location at specific time periods that might not have active markets; however, an active market might exist for such derivatives for a different time period at the same location. EFCH utilizes correlation techniques to compare prices for inputs at both time periods to provide a basis to value the non-active derivative. (See Note 11 to Financial Statements for additional discussion of how broker quotes are utilized.)

Level 3 valuations generally apply to EFCH’s more complex long-term power purchases and sales agreements, including longer-term wind and other power purchase and sales contracts and certain natural gas positions (collars) in the long-term hedging program. Level 3 valuations use largely unobservable inputs, with little or no supporting market activity, and assets and liabilities are classified as Level 3 if such inputs are significant to the fair value determination. EFCH uses the most meaningful information available from the market, combined with its own internally developed valuation methodologies, to develop its best estimate of fair value. The determination of fair value for Level 3 assets and liabilities requires significant management judgment and estimation.

Valuations of Level 3 assets and liabilities are sensitive to the assumptions used for the significant inputs. Where market data is available, the inputs used for valuation reflect that information as of EFCH’s valuation date. In periods of extreme volatility, lessened liquidity or in illiquid markets, there may be more variability in market pricing or a lack of market data to use in the valuation process. An illiquid market is one in which little or no observable activity has occurred or one that lacks willing buyers. Valuation risk is mitigated through the performance of stress testing of the significant inputs to understand the impact that varying assumptions may have on the valuation and other review processes performed to ensure appropriate valuation.

As part of EFCH’s valuation of assets subject to fair value accounting, counterparty credit risk is taken into consideration by measuring the extent of netting arrangements in place with the counterparty along with credit enhancements and the estimated credit rating of the counterparty. EFCH’s valuation of liabilities subject to fair value accounting takes into consideration the market’s view of EFCH’s credit risk along with the existence of netting arrangements in place with the counterparty and credit enhancements posted by EFCH. EFCH considers the credit risk adjustment to be a Level 3 input since judgment is used to assign credit ratings, recovery rate factors and default rate factors.

Level 3 assets totaled $401 million and $350 million as of December 31, 2010 and 2009, respectively, and represented approximately 8% of the assets measured at fair value in both years, or approximately 1% and less than 1% of total assets, respectively. Level 3 liabilities totaled $59 million and $269 million as of December 31, 2010 and 2009, respectively, and represented approximately 2% and 8%, respectively, of the liabilities measured at fair value, or less than 1% of total liabilities.

Valuations of several of EFCH’s Level 3 assets and liabilities are sensitive to changes in discount rates, option-pricing model inputs such as volatility factors and credit risk adjustments. As of December 31, 2010, a $5.00 per MWh change in electricity price assumptions across unobservable inputs would cause an approximate $5 million change in net Level 3 assets. A 10% change in coal price assumptions across unobservable inputs would cause an approximate $1 million change in net Level 3 assets. See Note 11 to Financial Statements for additional information about fair value measurements, including a table presenting the changes in Level 3 assets and liabilities for the twelve months ended December 31, 2010, 2009 and 2008.

Variable Interest Entities

A variable interest entity (VIE) is an entity with which EFCH has a relationship or arrangement that indicates some level of control over the entity or results in economic risks to EFCH. Determining whether or not to consolidate a VIE requires interpretation of accounting rules and their application to existing business relationships and underlying agreements. Amended accounting rules related to VIEs became effective January 1, 2010. In determining the appropriateness of consolidation of a VIE, EFCH evaluates its purpose, governance structure, decision making processes and risks that are passed on to its interest holders. EFCH also examines the nature of any related party relationships among the interest holders of the VIE and the rights granted to the interest holders of the VIE to determine whether EFCH has the right or obligation to absorb profit and loss from the VIE and the power to direct the significant activities of the VIE. See Note 18 to Financial Statements for information regarding EFCH’s consolidated variable interest entities.

Revenue Recognition

EFCH’s revenue includes an estimate for unbilled revenue that represents estimated daily kWh consumption after the meter read date to the end of the period multiplied by the applicable billing rates. Estimated daily kWh usage is derived using historical kWh usage information adjusted for weather and other measurable factors affecting consumption. Calculations of unbilled revenues during certain interim periods are generally subject to more estimation variability because of seasonal changes in demand. Accrued unbilled revenues totaled $297 million, $468 million and $427 million as of December 31, 2010, 2009 and 2008, respectively.

Accounting for Contingencies

EFCH’s financial results may be affected by judgments and estimates related to loss contingencies. A significant contingency that EFCH accounts for is the loss associated with uncollectible trade accounts receivable. The determination of such bad debt expense is based on factors such as historical write-off experience, aging of accounts receivable balances, changes in operating practices, regulatory rulings, general economic conditions, effects of hurricanes and other natural disasters and customers’ behaviors. Changes in customer count and mix due to competitive activity and seasonal variations in amounts billed add to the complexity of the estimation process. Historical results alone are not always indicative of future results, causing management to consider potential changes in customer behavior and make judgments about the collectability of accounts receivable. Bad debt expense, the substantial majority of which relates to EFCH’s retail operations, totaled $108 million, $116 million and $81 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Litigation contingencies also may require significant judgment in estimating amounts to accrue. EFCH accrues liabilities for litigation contingencies when such liabilities are considered probable of occurring and the amount is reasonably estimable. No significant amounts have been accrued for such contingencies during the three-year period ended December 31, 2010. See Note 9 to Financial Statements for discussion of major litigation.

Accounting for Income Taxes

EFCH’s income tax expense and related balance sheet amounts involve significant management estimates and judgments. Amounts of deferred income tax assets and liabilities, as well as current and noncurrent accruals, involve judgments and estimates of the timing and probability of recognition of income and deductions by taxing authorities. In assessing the likelihood of realization of deferred tax assets, management considers estimates of the amount and character of future taxable income. Actual income taxes could vary from estimated amounts due to the future impacts of various items, including changes in income tax laws, EFCH’s forecasted financial condition and results of operations in future periods, as well as final review of filed tax returns by taxing authorities. EFH Corp.’s income tax returns are regularly subject to examination by applicable tax authorities. In management’s opinion, the liability recorded pursuant to income tax accounting guidance related to uncertain tax positions reflects future taxes that may be owed as a result of any examination. See Notes 1, 4 and 5 to Financial Statements for discussion of income tax matters.

Depreciation and Amortization

Depreciation expense related to generation facilities is based on the estimates of fair value and economic useful lives as determined in the application of purchase accounting described above. The accuracy of these estimates directly affects the amount of depreciation expense. If future events indicate that the estimated lives are no longer appropriate, depreciation expense will be recalculated prospectively from the date of such determination based on the new estimates of useful lives.

The estimated remaining lives range from 22 to 59 years for the lignite/coal- and nuclear-fueled generation units.

Finite-lived intangibles identified as a result of purchase accounting are amortized over their estimated useful lives based on the expected realization of economic effects. See Note 2 to Financial Statements for additional information.

Defined Benefit Pension Plans and OPEB Plans

Subsidiaries of EFCH are participating employers in the pension plan sponsored by EFH Corp. and offer pension benefits through either a traditional defined benefit formula or a cash balance formula to eligible employees. Subsidiaries of EFCH also participate in health care and life insurance benefit plans offered by EFH Corp. to eligible employees and their eligible dependents upon the retirement of such employees from EFCH. Reported costs of providing noncontributory defined pension benefits and OPEB are dependent upon numerous factors, assumptions and estimates.

PURA provides for the recovery by Oncor of pension and OPEB costs for all applicable former employees of the regulated predecessor integrated electric utility. These costs are associated with Oncor’s active and retired employees, as well as active and retired personnel engaged in TCEH’s activities, related to their service prior to the deregulation and disaggregation of EFH Corp.’s business effective January 1, 2002. Accordingly, Oncor and TCEH entered into an agreement whereby Oncor assumed responsibility for applicable pension and OPEB costs related to those personnel. Oncor is authorized to establish a regulatory asset or liability for the difference between the amounts of pension and OPEB costs reflected in Oncor’s approved (by the PUCT) billing rates and the actual amounts that would otherwise have been recorded as charges or credits to earnings. Accordingly, Oncor defers (principally as a regulatory asset or property) additional pension and OPEB costs consistent with PURA. Amounts deferred are ultimately subject to regulatory approval.

Benefit costs are impacted by actual employee demographics (including but not limited to age, compensation levels and years of accredited service), the level of contributions made to retiree plans, expected and actual earnings on plan assets and the discount rates used in determining the projected benefit obligation. Changes made to the provisions of the plans may also impact current and future benefit costs. Fluctuations in actual equity market returns as well as changes in general interest rates may result in increased or decreased benefit costs in future periods.

In accordance with accounting rules, changes in benefit obligations associated with these factors may not be immediately recognized as costs in the income statement, but are recognized in future years over the remaining average service period of plan participants. As such, significant portions of benefit costs recorded in any period may not reflect the actual level of cash benefits provided to plan participants. Pension and OPEB costs as determined under applicable accounting rules are summarized in the following table:

	Year Ended December 31,
	2010	2009	2008
Pension costs	$28	$13	$6
OPEB costs	11	9	8

Total benefit costs and net amounts recognized as expense	$39	$22	$14

Discount rate (a)	5.90%	6.90%	6.55%
Funding of pension and OPEB plans (b)	$1	$19	$1

(a)	Discount rate for OPEB was 6.85% in 2009.
(b)	The increase in 2009 reflects transfers of investments related to the salary deferral and supplemental retirement plans.

See Note 16 to Financial Statements regarding other disclosures related to pension and OPEB obligations.

RESULTS OF OPERATIONS

Effects of Change in Wholesale Electricity Market

As discussed above under “Significant Activities and Events,” the nodal wholesale market design implemented by ERCOT in December 2010 resulted in operational changes that facilitate hedging and trading of power. As part of ERCOT’s transition to a nodal wholesale market, volumes under nontrading bilateral purchase and sales contracts are no longer scheduled as physical power with ERCOT. As a result of these changes in market operations, reported wholesale revenues and purchased power costs in 2011 will be materially less than amounts reported in prior periods. Effective with the nodal market implementation, if volumes delivered to EFCH’s retail and wholesale customers are less than its generation volumes (as determined on a daily settlement basis), EFCH records additional wholesale revenues. Conversely, if volumes delivered to EFCH’s retail and wholesale customers exceed its generation volumes, EFCH records additional purchased power costs. The resulting additional wholesale revenues or purchased power costs are offset in net gain/(loss) from commodity hedging and trading activities.

Sales Volume and Customer Count Data

	Year Ended December 31,			2010 % Change	2009 % Change
	2010	2009	2008
Sales volumes:
Retail electricity sales volumes — (GWh):
Residential	28,208	28,046	28,135	0.6	(0.3)
Small business (a)	8,042	7,962	7,363	1.0	8.1
Large business and other customers	15,339	14,573	13,945	5.3	4.5

Total retail electricity	51,589	50,581	49,443	2.0	2.3
Wholesale electricity sales volumes (b)	51,359	42,320	46,743	21.4	(9.5)

Total sales volumes	102,948	92,901	96,186	10.8	(3.4)

Average volume (kWh) per residential customer (c)	15,532	14,855	14,780	4.6	0.5

Weather (North Texas average) – percent of normal (d):
Cooling degree days	108.9%	98.1%	107.3%	11.0	(8.6)
Heating degree days	116.6%	105.8%	98.3%	10.2	7.6

Customer counts:
Retail electricity customers (end of period and in thousands) (e):
Residential	1,771	1,862	1,914	(4.9)	(2.7)
Small business (a)	217	262	275	(17.2)	(4.7)
Large business and other customers	20	23	25	(13.0)	(8.0)

Total retail electricity customers	2,008	2,147	2,214	(6.5)	(3.0)

(a)	Customers with demand of less than 1 MW annually.
(b)	Includes net amounts related to sales and purchases of balancing energy in the “real-time market.”
(c)	Calculated using average number of customers for the period.
(d)	Weather data is obtained from Weatherbank, Inc., an independent company that collects and archives weather data from reporting stations of the National Oceanic and Atmospheric Administration (a federal agency under the US Department of Commerce). Normal is defined as the average over a 10-year period.
(e)	Based on number of meters. Typically, large business and other customers have more than one meter; therefore, number of meters does not reflect the number of individual customers. The year ended December 31, 2008 reflects reclassification of 18 thousand meters from residential to small business to conform to current presentation.

Revenue and Commodity Hedging and Trading Activities

	Year Ended December 31,			2010 % Change	2009 % Change
	2010	2009	2008
Operating revenues:
Retail electricity revenues:
Residential	$3,663	$3,806	$3,782	(3.8)	0.6
Small business (a)	1,052	1,164	1,099	(9.6)	5.9
Large business and other customers	1,211	1,261	1,447	(4.0)	(12.9)

Total retail electricity revenues	5,926	6,231	6,328	(4.9)	(1.5)
Wholesale electricity revenues (b) (c)	2,005	1,383	3,115	45.0	(55.6)
Amortization of intangibles (d)	16	5	(36)	—	—
Other operating revenues	288	292	380	(1.4)	(23.2)

Total operating revenues	$8,235	$7,911	$9,787	4.1	(19.2)

Net gain from commodity hedging and trading activities:
Unrealized net gains from changes in fair value	$2,162	$1,741	$2,290	24.2	(24.0)
Unrealized net losses representing reversals of previously recognized fair values of positions settled in the current period	(1,009)	(464)	(9)	—	—
Realized net gains (losses) on settled positions	1,008	459	(97)	—	—

Total gain	$2,161	$1,736	$2,184	24.5	(20.5)

(a)	Customers with demand of less than 1 MW annually.
(b)	Upon settlement of physical derivative power sales and purchase contracts that are marked-to-market in net income, wholesale electricity revenues and fuel and purchased power costs are reported at approximated market prices, as required by accounting rules, instead of the contract price. As a result, these line item amounts include a noncash component, which the company considers “unrealized.” (The offsetting differences between contract and market prices are reported in net gain from commodity hedging and trading activities.) These amounts are as follows:

	Year Ended December 31,
	2010	2009	2008
Reported in revenues	$(28)	$(166)	$42
Reported in fuel and purchased power costs	96	114	6

Net gain (loss)	$68	$(52)	$48

(c)	Includes net amounts related to sales and purchases of balancing energy in the “real-time market.”
(d)	Represents amortization of the intangible net asset value of retail and wholesale power sales agreements resulting from purchase accounting.

Production, Purchased Power and Delivery Cost Data

	Year Ended December 31,				2010 % Change	2009 % Change
	2010	2009		2008
Fuel, purchased power costs and delivery fees ($ millions):
Nuclear fuel	$159	$121	(e)	$95	31.4	27.4
Lignite/coal	910	670		640	35.8	4.7

Total baseload fuel	1,069	791		735	35.1	7.6
Natural gas fuel and purchased power (a)	1,502	1,224		2,881	22.7	(57.5)
Amortization of intangibles (b)	161	285	(e)	318	(43.5)	(10.4)
Other costs	187	202		351	(7.4)	(42.5)

Fuel and purchased power costs	2,919	2,502		4,285	16.7	(41.6)
Delivery fees	1,452	1,432		1,315	1.4	8.9

Total	$4,371	$3,934		$5,600	11.1	(29.8)

Fuel and purchased power costs (which excludes generation facilities operating costs) per MWh:
Nuclear fuel	$7.89	$5.98	(e)	$4.92	31.9	21.5
Lignite/coal (c)	$19.19	$16.47		$15.80	16.5	4.2
Natural gas fuel and purchased power	$52.37	$44.36		$81.99	18.1	(45.9)
Delivery fees per MWh	$28.06	$28.09		$26.33	(0.1)	6.7

Production and purchased power volumes (GWh):
Nuclear	20,208	20,104		19,218	0.5	4.6
Lignite/coal	54,775	45,684		44,923	19.9	1.7

Total baseload generation	74,983	65,788		64,141	14.0	2.6
Natural gas-fueled generation	1,648	2,447		4,122	(32.7)	(40.6)
Purchased power (d)	26,317	24,666		27,923	6.7	(11.7)

Total energy supply volumes	102,948	92,901		96,186	10.8	(3.4)

Baseload capacity factors:
Nuclear	100.3%	100.0%		95.2%	0.3	5.0
Lignite/coal	82.2%	86.5%		87.6%	(5.0)	(1.3)
Total baseload	86.6%	90.3%		89.8%	(4.1)	0.6

(a)	See note (b) on previous page.
(b)	Represents amortization of the intangible net asset values of emission credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel resulting from purchase accounting.
(c)	Includes depreciation and amortization of lignite mining assets, which is reported in the depreciation and amortization expense line item, but is part of overall fuel costs.
(d)	Includes amounts related to line loss and power imbalances.
(e)	Reflects reclassification to correct amortization.

Financial Results — Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Operating revenues increased $324 million, or 4%, to $8.235 billion in 2010.

Wholesale electricity revenues increased $622 million, or 45%, to $2.005 billion in 2010. A 21% increase in wholesale electricity sales volumes, reflecting production from the new generation units and increased sales to third-party REPs, increased revenues by $332 million. An 8% increase in average wholesale electricity prices, reflecting higher natural gas prices at the time the underlying contracts were executed, increased revenues by $149 million. The balance of the revenue increase reflected lower unrealized losses in 2010 related to physical derivative commodity sales contracts as discussed in footnote (b) to the “Revenue and Commodity Hedging and Trading Activities” table above.

Retail electricity revenues decreased $305 million, or 5%, to $5.926 billion and reflected the following:

•

Lower average pricing decreased revenues by $429 million reflecting declines in both the business and residential markets. Lower average pricing is reflective of competitive activity in a lower wholesale power price environment and a change in business customer mix.

•

A 2% increase in sales volumes increased revenues by $124 million reflecting increases in both the business and residential markets. A 4% increase in business markets sales volumes reflected a change in customer mix resulting from contracts executed with new customers. Residential sales volumes increased 1% reflecting higher average consumption driven by colder winter weather and hotter summer weather, partially offset by a decline in residential customer counts.

Fuel, purchased power costs and delivery fees increased $437 million, or 11%, to $4.371 billion in 2010. Higher purchased power costs contributed $255 million to the increase and reflected increased planned generation unit outages and higher retail demand, as well as increased prices driven by the effect of higher natural gas prices at the time the underlying contracts were executed. Other factors contributing to the increase included $126 million in higher lignite/coal costs at existing plants, reflecting higher purchased coal transportation and commodity costs, $114 million in increased lignite fuel costs related to production from the new generation units, a $39 million increase in nuclear fuel expense reflecting increased uranium and conversion costs, a $23 million increase in natural gas and fuel oil costs driven by higher prices, $20 million in higher delivery fees, reflecting increased retail sales volumes and tariffs, and an $18 million decrease in unrealized gains related to physical derivative commodity purchase contracts. These increases were partially offset by $124 million in lower amortization of the intangible net asset values (including the stepped-up value of nuclear fuel) resulting from purchase accounting, which reflected expiration of commodity contracts and consumption of the nuclear fuel.

Overall baseload generation production increased 14% in 2010 driven by production from the new generation units. Nuclear production increased 1%, and existing lignite/coal-fueled generation decreased 2% driven by increased economic backdown.

Following is an analysis of amounts reported as net gain from commodity hedging and trading activities for the years ended December 31, 2010 and 2009, which totaled $2.161 billion and $1.736 billion, respectively:

Year Ended December 31, 2010 — Unrealized mark-to-market net gains totaling $1.153 billion included:

•

$1.157 billion in net gains related to hedge positions, which includes $2.133 billion in net gains from changes in fair value, driven by the impact of lower forward natural gas prices on the value of positions in the long-term hedging program, and $976 million in net losses that represent reversals of previously recorded net gains on positions settled in the period, and

•

$4 million in net losses related to trading positions, which includes $29 million in net gains from changes in fair value, and $33 million in net losses that represent reversals of previously recorded net gains on positions settled in the period.

Realized net gains totaling $1.008 billion included:

•	$961 million in net gains related to positions that primarily hedged electricity revenues recognized in the period, and

•	$47 million in net gains related to trading positions.

Year Ended December 31, 2009 — Unrealized mark-to-market net gains totaling $1.277 billion included:

•

$1.260 billion in net gains related to hedge positions, which includes $1.719 billion in net gains from changes in fair value, driven by the impact of lower forward natural gas prices on the value of positions in the long-term hedging program, and $459 million in net losses that represent reversals of previously recorded net gains on positions settled in the period, and

•

$17 million in net gains related to trading positions, which includes $22 million in net gains from changes in fair value, and $5 million in net losses that represent reversals of previously recorded net gains on positions settled in the period.

Realized net gains totaling $459 million included:

•	$449 million in net gains related to positions that primarily hedged electricity revenues recognized in the period, and

•	$10 million in net gains related to trading positions.

Unrealized gains and losses that are related to physical derivative commodity contracts and are reported as revenues and purchased power costs, as required by accounting rules, totaled $68 million in net gains in 2010 and $52 million in net losses in 2009.

Operating costs increased $144 million, or 21%, to $837 million in 2010. The increase reflected $90 million in incremental expense related to the new generation units. The balance of the increase was driven by installation and maintenance of emissions control equipment at the existing lignite/coal-fueled generation facilities and higher maintenance costs at both the nuclear and existing lignite/coal-fueled facilities reflecting timing and scope of project work.

Depreciation and amortization increased $208 million, or 18%, to $1.380 billion in 2010. The increase reflected $162 million in incremental expense related to the new generation units and associated mining operations. The balance of the increase was driven by equipment additions.

SG&A expenses decreased $19 million, or 3%, to $722 million in 2010. The decrease reflected:

•	$31 million in lower transition costs associated with outsourced services and the retail customer information management system implemented in 2009;

•	$16 million in lower employee compensation-related expense in 2010;

•	$12 million of accounts receivable securitization program fees that are reported in 2010 as interest expense and related charges (see Note 7 to Financial Statements), and

•	$8 million in lower bad debt expense,

partially offset by $46 million of costs allocated from corporate in 2010, principally fees paid to the Sponsor Group.

See Note 2 to Financial Statements for discussion of the $4.1 billion impairment of goodwill recorded in 2010 and of the $70 million impairment of goodwill recorded in 2009 that resulted from the completion of fair value calculations supporting a goodwill impairment charge recorded in the fourth quarter of 2008.

Other income totaled $903 million in 2010 and $59 million in 2009. Other income in 2010 included debt extinguishment gains of $687 million, a $116 million gain on termination of a power sales contract, a $44 million gain on the sale of land and related water rights and a $37 million gain associated with the sale of interests in a natural gas gathering pipeline business. The 2009 amount included a $23 million reversal of a use tax accrual, an $11 million reversal of exit liabilities recorded in connection with the termination of outsourcing arrangements and $25 million in several individually immaterial items. Other deductions totaled $18 million in 2010 and $63 million in 2009. The 2010 amount included several individually immaterial items. The 2009 amount included $34 million in charges for the impairment of land expected to be sold, $7 million in severance charges and other individually immaterial miscellaneous expenses. See Note 6 to Financial Statements for additional details.

Interest income increased $28 million, or 45%, to $90 million in 2010 reflecting higher notes receivable balances from affiliates.

Interest expense and related charges increased by $946 million, or 45%, to $3.067 billion in 2010 reflecting a $207 million unrealized mark-to-market net loss related to interest rate swaps in 2010 compared to a $696 million net gain in 2009 and a $214 million decrease in capitalized interest due to completion of new generation facility construction activities, partially offset by a $96 million decrease in noncash amortization of losses on interest rate swaps dedesignated as cash flow hedges and $55 million in lower average borrowings.

Income tax expense totaled $318 million in 2010 compared to $351 million in 2009. Excluding the $4.1 billion and $70 million nondeductible goodwill impairment charges in 2010 and 2009, respectively, the effective tax rates were 35.8% and 37.5%, respectively. The decrease in the rate reflected lower interest accrued on uncertain tax positions in 2010.

Results decreased $4.045 billion in 2010 to a loss of $3.530 billion reflecting the $4.1 billion goodwill impairment charge and increased interest expense, partially offset by debt extinguishment gains and an increase in net gains from commodity hedging and trading activities.

Financial Results — Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Operating revenues decreased $1.876 billion, or 19%, to $7.911 billion in 2009.

Wholesale electricity revenues decreased $1.732 billion, or 56%, to $1.383 billion in 2009 as compared to 2008. Volatility in wholesale revenues and purchased power costs reflects movements in natural gas prices, as lower natural gas prices in 2009 drove a 46% decline in average wholesale electricity sales prices. Reported wholesale revenues and purchased power costs also reflect changes in volumes of bilateral contracting activity entered into to mitigate the effects of demand volatility and congestion. Results in 2009 reflect lower demand volatility and a decline in congestion, which drove a 10% decline in wholesale sales volumes. Net purchases of balancing electricity from ERCOT totaling $80 million in 2009 and $214 million in 2008, which were previously disclosed separately, are now included within wholesale electricity revenues.

Retail electricity revenues declined $97 million, or 2%, to $6.231 billion and reflected the following:

•

Lower average pricing contributed $242 million to the revenue decline. The change in average pricing reflected lower average contracted business rates driven by lower wholesale electricity prices, partially offset by higher average pricing in the residential and non-contract business markets resulting from advanced meter surcharges as well as customer mix.

•

Retail sales volume growth of 2% increased revenues by $145 million. Volumes rose in the business markets driven by changes in customer mix resulting from contracting activity, but declined slightly in the residential market driven by a 3% decrease in customers.

Other operating revenues decreased $88 million, or 23%, to $292 million in 2009 due to lower natural gas prices and lower volumes on sales of natural gas to industrial customers.

The change in operating revenues also reflected a $41 million decrease in amortization of intangible assets arising from purchase accounting reflecting expiration of retail sales contracts.

Fuel, purchased power costs and delivery fees decreased $1.666 billion, or 30%, to $3.934 billion in 2009. This decrease was driven by lower purchased power costs due to the effect of lower natural gas prices, decreased demand volatility and reduced congestion as discussed above regarding wholesale revenues. Lower costs of replacement power during unplanned generation unit repair outages contributed to improved margin. Other factors contributing to lower fuel and purchased power costs included lower natural gas-fueled generation and lower related fuel costs ($374 million), the effect of lower natural gas prices on natural gas purchased for sale to industrial customers ($116 million) and lower amortization of intangible assets arising from purchase accounting ($26 million).

Overall baseload generation production increased 3% in 2009 reflecting a 5% increase in nuclear production and a 2% increase in lignite/coal-fueled production. The increase in nuclear production, which reflects two refueling outages in 2008 compared to one refueling outage in 2009 and investments to increase generation capacity, resulted in improved margin. The increase in lignite/coal-fueled production reflected generation from the new units placed in service in the fourth quarter 2009, partially offset by generation reductions during certain periods when power could be purchased in the wholesale market at prices below production costs, which was largely due to lower natural gas prices and higher wind generation availability.

Following is an analysis of amounts reported as net gain from commodity hedging and trading activities for the years ended December 31, 2009 and 2008, which totaled $1.736 billion and $2.184 billion, respectively:

Year Ended December 31, 2009 — Unrealized mark-to-market net gains totaling $1.277 billion included:

•

$1.260 billion in net gains related to hedge positions, which includes $1.719 billion in net gains from changes in fair value, driven by the impact of lower forward natural gas prices on the value of positions in the long-term hedging program, and $459 million in net losses that represent reversals of previously recorded net gains on positions settled in the period, and

•

$17 million in net gains related to trading positions, which includes $22 million in net gains from changes in fair value and $5 million in net losses that represent reversals of previously recorded net gains on positions settled in the period.

Realized net gains totaling $459 million included:

•	$449 million in net gains related to positions that primarily hedged electricity revenues recognized in the period, and

•	$10 million in net gains related to trading positions.

Year Ended December 31, 2008 — Unrealized mark-to-market net gains totaling $2.281 billion included:

•

$2.324 billion in net gains related to hedge positions, which includes $2.282 billion in net gains from changes in fair value and $42 million in net gains that represent reversals of previously recorded fair values of positions settled in the period;

•	$68 million in “day one” net losses related to large hedge positions (see Note 13 to Financial Statements), and

•

$25 million in net gains related to trading positions, which includes $76 million in net gains from changes in fair value and $51 million in net losses that represent reversals of previously recorded fair values of positions settled in the period.

Realized net losses totaling $97 million included:

•	$177 million in net losses related to hedge positions that primarily offset hedged electricity revenues and fuel and purchased power costs recognized in the period, and

•	$80 million in net gains related to trading positions.

Unrealized gains and losses that are related to physically settled derivative commodity contracts and are reported as revenues and purchased power costs, as required by accounting rules, totaled $52 million in net losses in 2009 and $48 million in net gains in 2008.

Operating costs increased $16 million, or 2%, to $693 million in 2009 driven by $28 million in costs related to the new lignite-fueled generation facilities. The change also reflected $19 million in higher maintenance costs incurred during planned and unplanned lignite-fueled generation unit outages in 2009 that was more than offset by the $31 million effect of two planned nuclear generation unit outages in 2008 as compared to one in 2009.

Depreciation and amortization increased $80 million, or 7%, to $1.172 billion in 2009. The increase was driven by $39 million in higher amortization expense related to the intangible asset representing retail customer relationships recorded in purchase accounting and $24 million due to the placement in service of two new generation units and related mining assets. Increased lignite generation unit depreciation as a result of normal capital additions as well as adjustments to useful lives of components was partially offset by lower natural gas generation unit depreciation resulting from an impairment in 2008.

SG&A expenses increased $61 million, or 9%, to $741 million in 2009. The increase reflected $36 million in higher retail bad debt expense, reflecting higher delinquencies due to delays in final bills and disconnects resulting from a system conversion, customer losses and general economic conditions. The increase also reflected higher employee related expenses, the implementation of a new retail customer information management system and the transition of certain previously outsourced customer operations, partially offset by $13 million in lower fees associated with the sale of receivables program.

See Note 2 to Financial Statements for discussion of the impairments of goodwill of $70 million in 2009 and $8.0 billion in 2008.

Other income totaled $59 million in 2009 and $35 million in 2008. The 2009 amount included a $23 million reversal of a use tax accrual, an $11 million reversal of exit liabilities recorded in connection with the termination of outsourcing arrangements (see Note 15 to Financial Statements), a $6 million fee received related to an interest rate swap/commodity hedge derivative agreement, $5 million in royalty income and $5 million in sales/use tax refunds. The 2008 amount included an insurance recovery of $21 million and $4 million in royalty income. See Note 6 to Financial Statements for more details.

Other deductions totaled $63 million in 2009 and $1.263 billion in 2008. The 2009 amount included $34 million in charges for the impairment of land expected to be sold within the next 12 months, $7 million in charges for severance and other individually immaterial miscellaneous expenses. The 2008 amount included $501 million in impairment charges related to NOx and SO2 environmental allowances intangible assets and $481 million related to trade name intangible assets, both discussed in Note 2 to Financial Statements, $229 million in impairment charges related to the natural gas-fueled generation facilities discussed in Note 3 to Financial Statements and $26 million in charges to reserve for net receivables (excluding termination related costs) from terminated hedging transactions with subsidiaries of Lehman Brothers Holdings Inc., which filed for bankruptcy under Chapter 11 of the US Bankruptcy Code. See Note 6 to Financial Statements for more details.

Interest expense and related charges decreased $2.066 billion, or 49%, to $2.121 billion in 2009. The decrease reflected a $696 million unrealized mark-to-market net gain related to interest rate swaps in 2009 compared to a $1.477 billion net loss in 2008, partially offset by $117 million in increased noncash amortization of losses on interest rate swaps dedesignated as cash flow hedges in August 2008.

Income tax expense totaled $351 million in 2009 compared to an income tax benefit totaling $504 million in 2008. Excluding the impacts of the goodwill impairment of $70 million in 2009 and $8.0 billion in 2008, the effective income tax rate was 37.5% in 2009 and 32.7% in 2008. (These nondeductible charges distort the comparison; therefore, they have been excluded for purposes of a more meaningful discussion.) The increase in the rate reflects the effect of interest accrued for uncertain tax positions, which increased the rate on income in 2009 and decreased the rate on a loss in 2008.

After-tax results improved $9.554 billion to net income of $515 million in 2009, reflecting the 2008 impairment of goodwill, the 2008 impairment charges reported in other deductions and the change in unrealized mark-to-market values of interest rate swaps reported in interest expense, partially offset by lower net gains from commodity hedging and trading activities driven by lower unrealized mark-to-market net gains.

Energy-Related Commodity Contracts and Mark-to-Market Activities

The table below summarizes the changes in commodity contract assets and liabilities for the periods presented. The net changes in these assets and liabilities, excluding “other activity” as described below, represent the pretax effect on earnings of positions in the commodity contract portfolio that are marked-to-market in net income (see Note 13 to Financial Statements). The portfolio consists primarily of economic hedges but also includes trading positions.

	Year Ended December 31,
	2010	2009	2008
Commodity contract net asset (liability) as of beginning of period	$1,718	$430	$(1,917)
Settlements of positions (a)	(943)	(518)	39
Changes in fair value (b)	2,162	1,741	2,294
Other activity (c)	160	65	14

Commodity contract net asset as of end of period	$3,097	$1,718	$430

(a)	Represents reversals of previously recognized unrealized gains and losses upon settlement (offsets realized gains and losses recognized in the settlement period).
(b)	Represents unrealized gains and losses recognized, primarily related to positions in the long-term hedging program (see discussion above under “Long-Term Hedging Program”). Includes gains and losses recorded at contract inception dates (see Note 13 to the Financial Statements).
(c)	The 2010 amount includes a $116 million noncash gain on termination of a long-term power sales contract. Includes amounts related to options purchased and sold and physical natural gas exchange transactions.

Unrealized gains and losses related to commodity contracts are summarized as follows:

	Year Ended December 31,
	2010	2009	2008
Unrealized gains (losses) related to contracts marked-to-market	$1,219	$1,223	$2,333
Ineffectiveness gains (losses) related to cash flow hedges	2	2	(4)

Total unrealized gains (losses) related to commodity contracts	$1,221	$1,225	$2,329

Maturity Table — The following table presents the net commodity contract asset arising from recognition of fair values under mark-to-market accounting as of December 31, 2010, scheduled by the source of fair value and contractual settlement dates of the underlying positions.

	Maturity dates of unrealized commodity contract asset as of December 31, 2010
Source of fair value	Less than 1 year	1-3 years	4-5 years	Excess of 5 years	Total
Prices actively quoted	$(139)	$(9)	$—	$—	$(148)
Prices provided by other external sources	1,248	1,655	—	—	2,903
Prices based on models	(7)	(21)	370	—	342

Total	$1,102	$1,625	$370	$—	$3,097

Percentage of total fair value	36%	52%	12%	—%	100%

The “prices actively quoted” category reflects only exchange traded contracts for which active quotes are readily available. The “prices provided by other external sources” category represents forward commodity positions valued using prices for which over-the-counter broker quotes are available in active markets. Over-the-counter quotes for power in ERCOT that are deemed active markets (excluding the West hub) generally extend through 2013 and over-the-counter quotes for natural gas generally extend through 2015, depending upon delivery point. The “prices based on models” category contains the value of all nonexchange traded options, valued using option pricing models. In addition, this category contains other contractual arrangements that may have both forward and option components, as well as other contracts that are valued using proprietary long-term pricing models that utilize certain market based inputs. See Note 11 to Financial Statements for fair value disclosures and discussion of fair value measurements.

COMPREHENSIVE INCOME

Cash flow hedge activity reported in other comprehensive income included (all amounts after-tax):

	Year Ended December 31,
	2010	2009	2008
Net decrease in fair value of cash flow hedges:
Commodities	$—	$(20)	$(8)
Financing – interest rate swaps	—	—	(173)

	—	(20)	(181)

Derivative value net losses reported in net income that relate to hedged transactions recognized in the period:
Commodities	1	11	11
Financing – interest rate swaps	58	118	111

	59	129	122

Total income (loss) effect of cash flow hedges reported in other comprehensive income	$59	$109	$(59)

EFCH has historically used, and expects to continue to use, derivative instruments that are effective in offsetting future cash flow variability in interest rates and energy commodity prices, but as of December 31, 2010 and 2009, there were no such instruments accounted for as cash flow or fair value hedges. Amounts in accumulated other comprehensive income include the value of dedesignated and terminated cash flow hedges at the time of such dedesignation/termination, less amounts reclassified to earnings as the original hedged transactions are recognized, unless the hedged transactions become probable of not occurring. The effects of the hedge will be recorded in the statement of income as the hedged transactions are actually settled and affect earnings. Also see Note 13 to Financial Statements.

FINANCIAL CONDITION

Liquidity and Capital Resources

Operating Cash Flows

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009 — Cash provided by operating activities decreased $127 million to $1.257 billion in 2010. The decrease reflected a $350 million effect of the amended accounting standard related to the accounts receivable securitization program (see Note 7 to Financial Statements), under which the $383 million of funding under the program as of the January 1, 2010 adoption is reported as a use of operating cash flows and a source of financing cash flows, with subsequent 2010 activity reported as financing, and the $33 million decline in funding in 2009 is reported as use of operating cash flows. The change in cash provided by operating activities also reflected improved working capital performance, particularly in retail accounts receivable due to the effects in 2009 of the implementation of a new customer information management system and more timely collections in 2010, as well as higher cash earnings driven by the contribution of the new generation units. These benefits were partially offset by an increase in cash interest payments net of capitalized interest and a decline in cash received as margin deposits.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008 — Cash provided by operating activities totaled $1.384 billion and $1.657 billion in 2009 and 2008, respectively. The $273 million decrease reflected:

•	a $347 million unfavorable change in net margin deposits received primarily due to the effects of forward natural gas prices on positions in the long-term hedging program and

•	a $267 million increase in income taxes paid,

partially offset by

•	a $253 million decrease in cash interest paid driven by the payment of approximately $202 million of interest with new notes instead of cash as discussed under “Toggle Notes Interest Election” below.

Depreciation and amortization expense reported in the statement of cash flows exceeded the amount reported in the statement of income by $329 million, $409 million and $457 million for the years ended December 31, 2010, 2009 and 2008, respectively. The difference represented amortization of nuclear fuel, which is reported as fuel costs in the statement of income consistent with industry practice, and amortization of intangible net assets and debt fair value discounts arising from purchase accounting that is reported in various other income statement line items including operating revenues, fuel and purchased power costs and delivery fees, other income and interest expense and related charges.

Financing Cash Flows

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009 — Cash provided by financing activities totaled $27 million in 2010 compared to $279 million in 2009. The $252 million change was driven primarily by debt repurchases under EFCH’s liability management program and repayments of debt at maturity, partially offset by the effect of the amended accounting standard related to the accounts receivable securitization program (see Note 7 to Financial Statements), under which the $96 million of funding under the program in 2010 is reported as financing cash flows.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008 — Cash provided by financing activities totaled $279 million and $1.289 billion in 2009 and 2008, respectively. The $1.010 billion decrease reflected reduced borrowings under the TCEH Senior Secured Facilities driven by the decrease in expenditures related to the construction of new generation facilities which were nearing completion.

See Note 8 to Financial Statements for further detail of short-term borrowings and long-term debt.

Investing Cash Flows

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009 — Cash used in investing activities totaled $1.338 billion and $2.048 billion in 2010 and 2009, respectively. Capital expenditures (excluding nuclear fuel purchases) totaled $796 million and $1.324 billion in 2010 and 2009, respectively. The $528 million decline in capital spending reflected a decrease in spending related to the construction of the now complete new generation facilities. The change in investing activities also reflects lower amounts loaned (in the form of a demand note) to EFH Corp.

Capital expenditures in 2010 consisted of:

•	$487 million for major maintenance, primarily in existing generation operations;

•	$140 million related to completion of the construction of a second generation unit and mine development at Oak Grove;

•	$106 million for environmental expenditures related to existing generation units;

•	$42 million for information technology and other corporate investments;

•	$34 million related to nuclear generation development, and

•	$29 million primarily related to the new retail customer information system.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008 — Cash used in investing activities totaled $2.048 billion and $2.682 billion in 2009 and 2008, respectively, including capital expenditures totaling $1.324 billion and $1.908 billion, respectively. The decline in capital spending primarily reflected a decrease in spending related to the construction of the new generation facilities. The decrease in capital spending was partially offset by increased amounts loaned (in the form of a demand note) to EFH Corp.

Debt Financing Activity — Activities related to short-term borrowings and long-term debt during the year ended December 31, 2010 are as follows (all amounts presented are principal, and repayments and repurchases include amounts related to capital leases and exclude amounts related to debt discount, financing and reacquisition expenses):

	Borrowings (a)	Repayments and Repurchases (b)
TCEH	$1,786	$2,565
EFCH	—	9
EFH Corp (pushed down to EFCH)	425	1,946

Total long-term	2,211	4,520

Total short-term – TCEH (c)	172	—

Total	$2,383	$4,520

(a)	Includes the following activities:

•	$350 million of TCEH 15% Notes issued by TCEH, the net proceeds from which were used to repurchase TCEH Senior Notes;

•	Principal increases in payment of accrued interest totaling $212 million of TCEH Toggle Notes;

•	$1.221 billion of TCEH 15% Notes issued by TCEH in debt exchanges;

•	$656 million of EFH Corp. 10% Notes issued by EFH Corp. in debt exchanges or for cash used to repurchase Merger-related debt (50% pushed down to EFCH), and

•	Principal increases in payment of accrued interest totaling $194 million of EFH Corp. Toggle Notes (50% pushed down to EFCH).

(b)	Includes $3.873 billion of noncash retirements (including discounts captured on cash repurchases) as a result of 2010 debt repurchase and exchange transactions.
(c)	Short-term amounts represent net borrowings/repayments.

See Note 8 to Financial Statements for further detail of long-term debt and other financing arrangements.

EFCH regularly monitors the capital and bank credit markets for liability management opportunities that EFCH believes will improve its balance sheet, including capturing debt discount and extending debt maturities. As a result, EFCH may engage, from time to time, in liability management transactions. Future activities under the liability management program may include the purchase of EFCH’s outstanding debt for cash in open market purchases or privately negotiated transactions (including pursuant to a Section 10b-5(1) plan) or via public or private exchange or tender offers. Moreover, as part of the liability management program, EFCH may refinance its existing debt, including the TCEH Senior Secured Credit Facilities.

In evaluating whether to undertake any liability management transaction, including any refinancing, EFCH will take into account liquidity requirements, prospects for future access to capital, contractual restrictions, the market price of its outstanding debt and other factors. Any liability management transaction, including any refinancing, may occur on a stand-alone basis or in connection with, or immediately following, other liability management transactions.

Available Liquidity — The following table summarizes changes in available liquidity for the year ended December 31, 2010.

	Available Liquidity
	December 31, 2010	December 31, 2009	Change
Cash and cash equivalents	$47	$94	$(47)
TCEH Revolving Credit Facility (a)	1,440	1,721	(281)
TCEH Letter of Credit Facility	261	399	(138)

Subtotal	$1,748	$2,214	$(466)
Short-term investment (b)	—	65	(65)

Total liquidity (c)	$1,748	$2,279	$(531)

(a)	As of December 31, 2010 and 2009, the TCEH Revolving Credit Facility includes $94 million and $141 million, respectively, of commitments from the Lehman that are only available from the fronting banks and the swingline lender.
(b)	December 31, 2009 amount includes $65 million in letters of credit posted related to certain interest rate swaps transactions. Pursuant to the related agreement, the collateral was returned in March 2010. See Note 13 to Financial Statements.
(c)	As of December 31, 2010 and 2009, total liquidity includes $465 million and $333 million, respectively, of net receipts of margin deposits from counterparties related to commodity positions (net of $166 million and $187 million, respectively, posted with counterparties).

Note: Available liquidity in the future could benefit from additional exercises of the payment-in-kind (PIK) option on the TCEH Toggle Notes, which for the remaining payment dates from May 2011 through November 2012 would avoid cash interest payments of approximately $295 million.

See Note 8 to Financial Statements for additional discussion of the credit facilities.

The $531 million decrease in liquidity reflected the increase in amounts loaned to EFH Corp. and an increase in letters of credit posted as collateral support with ERCOT in conjunction with ERCOT’s transition to a nodal wholesale market structure.

Toggle Notes Interest Election — EFH Corp. and TCEH have the option every six months at their discretion, ending with the interest payment due November 2012, to use the payment-in-kind (PIK) feature of their respective toggle notes in lieu of making cash interest payments. EFH Corp. and TCEH elected to do so beginning with the May 2009 interest payment as an efficient and cost-effective method to further enhance liquidity. Once EFH Corp. and/or TCEH make a PIK election, the election is valid for each succeeding interest payment period until EFH Corp. and/or TCEH revoke the applicable election. Use of the PIK feature will be evaluated at each election period, taking into account market conditions and other relevant factors at such time.

TCEH made its 2010 and 2009 interest payments and will make its May 2011 interest payment on the TCEH Toggle Notes by using the PIK feature of those notes. During the applicable interest periods, the interest rate on the notes is increased from 10.50% to 11.25%. TCEH increased the aggregate principal amount of the notes by approximately $212 million in 2010, including $7 million principal amount paid to EFH Corp. and $202.5 million in 2009, and is expected to further increase the aggregate principal amount of the notes by $79 million in May 2011. The elections increased liquidity in 2010 by an amount equal to $198 million and is expected to further increase liquidity in May 2011 by an amount equal to an estimated $74 million, constituting the amounts of cash interest that otherwise would have been payable on the notes.

Similarly, EFH Corp. made its 2010 and 2009 interest payments and will make its May 2011 interest payment on the EFH Corp. Toggle Notes by using the PIK feature of those notes. During such applicable interest periods, the interest rate on these notes is increased from 11.25% to 12.00%. EFH Corp. increased the aggregate principal amount of the notes by $194 million in 2010 (excluding $130 million principal amount issued to EFIH as holder of $2.166 billion principal amount of EFH Corp. Toggle Notes acquired in the debt exchange completed in August 2010) and $309 million in 2009 and is expected to further increase the aggregate principal amount of the notes by $34 million in May 2011 (excluding $138 million principal amount expected to be issued to EFIH). The elections increased liquidity in 2010 by an amount equal to approximately $182 million (excluding $122 million related to notes held by EFIH) and is expect to further increase liquidity in May 2011 by an amount equal to a currently estimated $32 million, (excluding $129 million related to notes held by EFIH), constituting the amounts of cash interest that otherwise would have been payable on the notes.

Liquidity Effects of Commodity Hedging and Trading Activities — Commodity hedging and trading transactions typically require a counterparty to post collateral if the forward price of the underlying commodity moves such that the hedging or trading instrument held by such counterparty has declined in value. TCEH uses cash, letters of credit, asset-backed liens and other forms of credit support to satisfy such collateral obligations. In addition, TCEH’s Commodity Collateral Posting Facility (CCP facility), an uncapped senior secured revolving credit facility that matures in December 2012, funds the cash collateral posting requirements for a significant portion of the positions in the long-term hedging program not otherwise secured by a first-lien in the assets of TCEH. The aggregate principal amount of the CCP facility is determined by the exposure arising from higher forward market prices, regardless of the amount of such exposure, on a portfolio of certain natural gas hedging transaction volumes. Including those hedging transactions where margin deposits are covered by unlimited borrowings under the CCP facility, as of December 31, 2010, more than 95% of the long-term natural gas hedging program transactions were secured by a first-lien interest in the assets of TCEH that is pari passu with the TCEH Senior Secured Facilities, the effect of which is a significant reduction in the liquidity exposure associated with collateral requirements for those hedging transactions. Due to declines in forward natural gas prices, no amounts were borrowed against the CCP facility at December 31, 2010 and 2009. See Note 8 to Financial Statements for more information about the TCEH Senior Secured Facilities, which includes the CCP facility.

As of December 31, 2010, TCEH received or posted cash and letters of credit for commodity hedging and trading activities as follows:

•	$165 million in cash has been posted with counterparties for exchange cleared transactions (including initial margin), as compared to $183 million posted as of December 31, 2009;

•

$630 million in cash has been received from counterparties, net of $1 million in cash posted, for over-the-counter and other non-exchange cleared transactions, as compared to $516 million received, net of $4 million in cash posted, as of December 31, 2009;

•	$473 million in letters of credit have been posted with counterparties, as compared to $379 million posted as of December 31, 2009, and

•	$25 million in letters of credit have been received from counterparties, as compared to $44 million received as of December 31, 2009.

With respect to exchange cleared transactions, these transactions typically require initial margin (i.e., the upfront cash and/or letter of credit posted to take into account the size and maturity of the positions and credit quality) in addition to variance margin (i.e., the daily cash margin posted to take into account changes in the value of the underlying commodity). The amount of initial margin required is generally defined by exchange rules. Clearing agents, however, typically have the right to request additional initial margin based on various factors including market depth, volatility and credit quality, which may be in the form of cash, letters of credit, a guaranty or other forms as negotiated with the clearing agent. With respect to cash collateral that is received, such cash collateral is either used for working capital and other corporate purposes, including reducing short-term borrowings under credit facilities, or it is required to be deposited in a separate account and restricted from being used for working capital and other corporate purposes. With respect to over-the-counter transactions, counterparties generally have the right to substitute letters of credit for such cash collateral. In such event, the cash collateral previously posted would be returned to such counterparties thereby reducing liquidity in the event that it was not restricted. As of December 31, 2010, restricted cash collateral held totaled $33 million. See Note 20 to Financial Statements regarding restricted cash.

With the long-term hedging program, increases in natural gas prices generally result in increased cash collateral and letter of credit postings to counterparties. As of December 31, 2010, approximately 300 million MMBtu of positions related to the long-term hedging program were not directly secured on an asset-lien basis and thus have cash collateral posting requirements. The uncapped CCP facility supports the collateral posting requirements related to most of these transactions.

Interest Rate Swap Transactions — See Note 8 to Financial Statements for TCEH interest rate swaps entered into as of December 31, 2010.

Income Tax Refunds/Payments — Income tax payments related to the Texas margin tax are expected to total approximately $42 million, and net refunds of federal income taxes are expected to total approximately $20 million. Income tax payments totaled $49 million and $27 million in the years ended December 31, 2010 and 2009, respectively.

Accounts Receivable Securitization Program — TXU Energy participates in EFH Corp.’s accounts receivable securitization program with financial institutions (the funding entities). As discussed in Note 1 to Financial Statements, in accordance with amended transfers and servicing accounting standards, the trade accounts receivable amounts under the program are reported as pledged balances and the related funding amounts are reported as short-term borrowings. Under the program, TXU Energy (originator) sells retail trade accounts receivable to TXU Receivables Company, a consolidated wholly-owned bankruptcy-remote direct subsidiary of EFH Corp., which sells undivided interests in the purchased accounts receivable for cash to entities established for this purpose by the funding entities. All new trade receivables under the program generated by the originator are continuously purchased by TXU Receivables Company with the proceeds from collections of receivables previously purchased. Funding under the program totaled $96 million and $383 million as of December 31, 2010 and 2009, respectively. See Note 7 to Financial Statements for a more complete description of the program including amendments to the program in June 2010 and a related reduction in funding, the impact of the program on the financial statements for the periods presented and the contingencies that could result in termination of the program and a reduction of liquidity should the underlying financing be settled.

Liquidity Needs, Including Capital Expenditures — Capital expenditures, including capitalized interest, for 2011 are expected to total approximately $650 million and include:

•	$450 million for major maintenance, primarily in generation operations;

•	$75 million for environmental expenditures related to generation units (a), and

•	$125 million for nuclear fuel purchases.

(a)	Expenditures are classified as environmental in nature if the projects are the direct result of environmental regulations.

EFCH expects cash flows from operations combined with availability under its credit facilities discussed in Note 8 to Financial Statements to provide sufficient liquidity to fund its current obligations, projected working capital requirements and capital spending for a period that includes the next twelve months.

Capitalization — EFCH’s capitalization ratios consisted of 126.4% and 115.1% long-term debt, less amounts due currently, and (26.4)% and (15.1)% common stock equity, as of December 31, 2010 and 2009, respectively. Total debt to capitalization, including short-term debt, was 124.4% and 114.5% as of December 31, 2010 and 2009, respectively.

Financial Covenants, Credit Rating Provisions and Cross Default Provisions — The terms of certain of EFCH’s financing arrangements contain maintenance covenants with respect to leverage ratios and/or minimum net worth. As of December 31, 2010, EFCH was in compliance with all such maintenance covenants.

Covenants and Restrictions under Financing Arrangements — Each of the TCEH Senior Secured Facilities and the indentures governing substantially all of the debt EFCH has issued in connection with, and subsequent to, the Merger contain covenants that could have a material impact on the liquidity and operations of EFCH and its subsidiaries.

Adjusted EBITDA (as used in the maintenance covenant contained in the TCEH Senior Secured Facilities) for the year ended December 31, 2010 totaled $3.850 billion for TCEH. See Exhibit 99(b) and 99(c) for a reconciliation of net income to Adjusted EBITDA for TCEH and EFH Corp., respectively, for the years ended December 31, 2010 and 2009.

The table below summarizes TCEH’s secured debt to Adjusted EBITDA ratio under the maintenance covenant in the TCEH Senior Secured Facilities and various other financial ratios of EFH Corp. and TCEH that are applicable under certain other threshold covenants in the TCEH Senior Secured Facilities and the indentures governing the TCEH Senior Notes, the TCEH Senior Secured Second Lien Notes (for 2010), the EFH Corp. Senior Notes, and the EFH Corp. Senior Secured Notes as of December 31, 2010 and 2009. The debt incurrence and restricted payments/limitations on investments covenants thresholds described below represent levels that must be met in order for EFH Corp. or TCEH to incur certain permitted debt or make certain restricted payments and/or investments. EFCH and its consolidated subsidiaries are in compliance with their maintenance covenants.

	December 31, 2010	December 31, 2009	Threshold Level as of December 31, 2010
Maintenance Covenant:
TCEH Senior Secured Facilities:
Secured debt to Adjusted EBITDA ratio (a)	5.19 to 1.00	4.76 to 1.00	Must not exceed 6.75 to 1.00 (b)

Debt Incurrence Covenants:
EFH Corp. Senior Secured Notes:
EFH Corp. fixed charge coverage ratio	1.3 to 1.0	1.2 to 1.0	At least 2.0 to 1.0
TCEH fixed charge coverage ratio	1.5 to 1.0	1.5 to 1.0	At least 2.0 to 1.0
TCEH Senior Notes and TCEH Senior Secured Second
Lien Notes:
TCEH fixed charge coverage ratio	1.5 to 1.0	1.5 to 1.0	At least 2.0 to 1.0
TCEH Senior Secured Facilities:
TCEH fixed charge coverage ratio	1.5 to 1.0	1.5 to 1.0	At least 2.0 to 1.0

Restricted Payments/Limitations on Investments Covenants:
EFH Corp. Senior Notes:
General restrictions (Sponsor Group payments):
EFH Corp. leverage ratio	8.5 to 1.0	9.4 to 1.0	Equal to or less than 7.0 to 1.0
EFH Corp. Senior Secured Notes:
General restrictions (non-Sponsor Group payments):
EFH Corp. fixed charge coverage ratio (c)	1.6 to 1.0	1.4 to 1.0	At least 2.0 to 1.0
General restrictions (Sponsor Group payments):
EFH Corp. fixed charge coverage ratio (c)	1.3 to 1.0	1.2 to 1.0	At least 2.0 to 1.0
EFH Corp. leverage ratio	8.5 to 1.0	9.4 to 1.0	Equal to or less than 7.0 to 1.0
TCEH Senior Notes and TCEH Senior Secured Second
Lien Notes:
TCEH fixed charge coverage ratio	1.5 to 1.0	1.5 to 1.0	At least 2.0 to 1.0
TCEH Senior Secured Facilities:
Payments to Sponsor Group:
TCEH total debt to Adjusted EBITDA ratio	7.9 to 1.0	8.4 to 1.0	Equal to or less than 6.5 to 1.0

(a)	In accordance with the terms of the TCEH Senior Secured Facilities and as the result of the new Sandow and first Oak Grove generating units achieving average capacity factors of greater than or equal to 70% for the three months ended March 31, 2010, the maintenance covenant as of December 31, 2010 includes Adjusted EBITDA for the units and the proportional amount of outstanding debt under the Delayed Draw Term Loan (see Note 8 to Financial Statements) applicable to the two units.
(b)	Threshold level will decrease to a maximum of 6.50 to 1.00 effective December 31, 2011. Calculation excludes secured debt that ranks junior to the TCEH Senior Secured Facilities.
(c)	The EFH Corp. fixed charge coverage ratio for non-Sponsor Group payments includes the results of Oncor Holdings and its subsidiaries. The EFH Corp. fixed charge coverage ratio for Sponsor Group payments excludes the results of Oncor Holdings and its subsidiaries.

Material Credit Rating Covenants and Credit Worthiness Effects on Liquidity — As a result of TCEH’s non-investment grade credit rating and considering collateral thresholds of certain retail and wholesale commodity contracts, as of December 31, 2010, counterparties to those contracts could have required TCEH to post up to an aggregate of $17 million in additional collateral. This amount largely represents the below market terms of these contracts as of December 31, 2010; thus, this amount will vary depending on the value of these contracts on any given day.

Certain transmission and distribution utilities in Texas have tariffs in place to assure adequate credit worthiness of any REP to support the REP’s obligation to collect securitization bond-related (transition) charges on behalf of the utility. Under these tariffs, as a result of TCEH’s below investment grade credit rating, TCEH is required to post collateral support in an amount equal to estimated transition charges over specified time periods. The amount of collateral support required to be posted, as well as the time period of transition charges covered, varies by utility. As of December 31, 2010, TCEH has posted collateral support in the form of letters of credit to the applicable utilities in an aggregate amount equal to $28 million, with $14 million of this amount posted for the benefit of Oncor.

The PUCT has rules in place to assure adequate credit worthiness of each REP, including the ability to return customer deposits, if necessary. Under these rules, as of December 31, 2010, TCEH posted letters of credit in the amount of $73 million, which are subject to adjustments.

The RRC has rules in place to assure adequate credit worthiness of parties that have mining reclamation obligations. Under these rules, should the RRC determine that the credit worthiness of Luminant Generation Company LLC (a subsidiary of TCEH) is not sufficient to support its reclamation obligations, TCEH may be required to post cash or letter of credit collateral support in an amount currently estimated to be approximately $650 million to $900 million. The actual amount (if required) could vary depending upon numerous factors, including Luminant Generation Company LLC’s credit worthiness and the level of mining reclamation obligations.

ERCOT has rules in place to assure adequate credit worthiness of parties that participate in the “day-ahead” and “real-time markets” operated by ERCOT. Under these rules, TCEH has posted collateral support, predominantly in the form of letters of credit, totaling $240 million as of December 31, 2010 (which is subject to weekly adjustments based on settlement activity with ERCOT). This amount includes an increase of approximately $200 million in letters of credit in the fourth quarter 2010 driven by the December 2010 implementation of the nodal wholesale market.

Other arrangements of EFCH and its subsidiaries, including the accounts receivable securitization program (see Note 7 to Financial Statements) and certain leases, contain terms pursuant to which the interest rates charged under the agreements may be adjusted depending on the relevant credit ratings.

In the event that any or all of the additional collateral requirements discussed above are triggered, EFCH believes it will have adequate liquidity to satisfy such requirements.

Material Cross Default Provisions — Certain financing arrangements contain provisions that may result in an event of default if there were a failure under other financing arrangements to meet payment terms or to observe other covenants that could or does result in an acceleration of payments due. Such provisions are referred to as “cross default” provisions.

A default by TCEH or any of its restricted subsidiaries in respect of indebtedness, excluding indebtedness relating to the accounts receivable securitization program, in an aggregate amount in excess of $200 million may result in a cross default under the TCEH Senior Secured Facilities. Under these facilities, such a default will allow the lenders to accelerate the maturity of outstanding balances ($22.304 billion as of December 31, 2010) under such facilities.

The indentures governing the TCEH Senior Notes and the TCEH Senior Secured Second Lien Notes contain a cross acceleration provision where a payment default at maturity or on acceleration of principal indebtedness under any instrument or instruments of TCEH or any of its restricted subsidiaries in an aggregate amount equal to or greater than $250 million may cause the acceleration of the TCEH Senior Notes and TCEH Senior Secured Second Lien Notes.

Under the terms of a TCEH rail car lease, which had $45 million in remaining lease payments as of December 31, 2010 and terminates in 2017, if TCEH failed to perform under agreements causing its indebtedness in aggregate principal amount of $100 million or more to become accelerated, the lessor could, among other remedies, terminate the lease and effectively accelerate the payment of any remaining lease payments due under the lease.
Under the terms of another TCEH rail car lease, which had $50 million in remaining lease payments as of December 31, 2010 and terminates in 2028, if obligations of TCEH in excess of $200 million in the aggregate for payments of obligations to third party creditors under lease agreements, deferred purchase agreements or loan or credit agreements are accelerated prior to their original stated maturity, the lessor could, among other remedies, terminate the lease and effectively accelerate the payment of any remaining lease payments due under the lease.

The indentures governing the EFH Corp. Senior Secured Notes contain a cross acceleration provision whereby a payment default at maturity or on acceleration of principal indebtedness under any instrument or instruments of EFH Corp. or any of its restricted subsidiaries in an aggregate amount equal to or greater than $250 million may cause the acceleration of the EFH Corp. Senior Secured Notes.

The accounts receivable securitization program contains a cross default provision with a threshold of $200 million that applies in the aggregate to the originator, any parent guarantor of an originator or any subsidiary acting as collection agent under the program. TXU Receivables Company and EFH Corporate Services Company (a direct subsidiary of EFH Corp.), as collection agent, in the aggregate have a cross default threshold of $50,000. If any of the aforementioned defaults on indebtedness of the applicable threshold were to occur, the program could terminate.

EFCH and its subsidiaries enter into energy-related and financial contracts, the master forms of which contain provisions whereby an event of default or acceleration of settlement would occur if EFCH or those subsidiaries were to default under an obligation in respect of borrowings in excess of thresholds, which vary, stated in the contracts. The subsidiaries whose default would trigger cross default vary depending on the contract.

Each of TCEH’s natural gas hedging agreements and interest rate swap agreements that are secured with a lien on its assets on a pari passu basis with the TCEH Senior Secured Facilities contains a cross default provision. In the event of a default by TCEH or any of its subsidiaries relating to indebtedness (such amounts varying by contract but ranging from $200 million to $250 million) that results in the acceleration of such debt, then each counterparty under these hedging agreements would have the right to terminate its hedge or interest rate swap agreement with TCEH and require all outstanding obligations under such agreement to be settled.

Other arrangements, including leases, have cross default provisions, the triggering of which would not be expected to result in a significant effect on liquidity.

Long-Term Contractual Obligations and Commitments — The following table summarizes EFCH’s contractual cash obligations as of December 31, 2010 (see Notes 8 and 9 to Financial Statements for additional disclosures regarding these long-term debt and noncancellable purchase obligations).

Contractual Cash Obligations	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years	Total
Long-term debt — principal (a)	$644	$520	$24,131	$4,905	$30,200
Long-term debt — interest (b)	2,285	4,414	2,597	2,579	11,875
Operating and capital leases (c)	56	112	91	272	531
Obligations under commodity purchase and services agreements (d)	1,316	1,276	695	1,019	4,306

Total contractual cash obligations	$4,301	$6,322	$27,514	$8,775	$46,912

(a)	Excludes capital lease obligations, unamortized discounts and fair value premiums and discounts related to purchase accounting. Also excludes $96 million of additional principal amount of notes expected to be issued in May 2011 and due in 2016 and 2017, reflecting the election of the PIK feature on toggle notes as discussed above under “Toggle Notes Interest Election.” More than five years period includes $850 million of EFH Corp. notes pushed down to EFCH (See Note 8 to Financial Statements.)
(b)	Includes net amounts payable under interest rate swaps. Variable interest payments and net amounts payable under interest rate swaps are calculated based on interest rates in effect as of December 31, 2010.
(c)	Includes short-term noncancellable leases.
(d)	Includes capacity payments, nuclear fuel and natural gas take-or-pay contracts, coal contracts, business services and nuclear-related outsourcing and other purchase commitments. Amounts presented for variable priced contracts assumed the year-end 2010 price remained in effect for all periods except where contractual price adjustment or index-based prices were specified.

The following are not included in the table above:

•	contracts between affiliated entities and intercompany debt;

•

individual contracts that have an annual cash requirement of less than $1 million (however, multiple contracts with one counterparty that are more than $1 million on an aggregated basis have been included);

•	contracts that are cancellable without payment of a substantial cancellation penalty;

•	employment contracts with management;

•	estimated funding of pension plan totaling $400 thousand in 2011 and approximately $102 million for the 2011 to 2015 period, and

•	liabilities related to uncertain tax positions totaling $931 million discussed in Note 4 to Financial Statements as the ultimate timing of payment is not known.

Guarantees — See Note 9 to Financial Statements for details of guarantees.

OFF BALANCE SHEET ARRANGEMENTS

See Notes 9 and 18 to Financial Statements regarding guarantees and VIEs.

COMMITMENTS AND CONTINGENCIES

See Note 9 to Financial Statements for discussion of commitments and contingencies.

CHANGES IN ACCOUNTING STANDARDS

See Note 1 to Financial Statements for a discussion of changes in accounting standards.

REGULATORY MATTERS

Regulatory Investigations and Reviews

See discussions in “Energy Future Competitive Holdings Company and Subsidiaries Businesses and Strategy — Environmental Regulations and Related Considerations” and in Note 9 to Financial Statements.

Sunset Review

PURA, the PUCT, the RRC, ERCOT, the TCEQ and the Office of Public Utility Counsel (OPUC) will be subject to “sunset” review by the Texas Legislature in the 2011 legislative session. Sunset review includes, generally, a comprehensive review of the need for and effectiveness of an administrative agency (the PUCT, the RRC, ERCOT, the TCEQ or the OPUC), along with an evaluation of the advisability of any changes to that agency’s authorizing legislation (PURA). In 2010, the Texas Sunset Advisory Commission adopted various recommendations regarding these agencies and submitted its recommendations for the Texas Legislature’s consideration early in the session, which began in January 2011. EFCH cannot predict the outcome of the sunset review process.

Mine Safety Disclosures — Required by the Dodd-Frank Wall Street Reform and Consumer Protection Act

Safety is a top priority in all EFCH’s businesses, and accordingly, it is a key component of EFCH’s focus on operational excellence, its employee performance reviews and employee compensation. EFCH’s health and safety program objectives are to prevent workplace accidents and ensure that all employees return home safely and comply with all regulations.

EFCH currently owns and operates 12 surface lignite coal mines in Texas to provide fuel for EFCH’s electricity generation facilities. These mining operations are regulated by the US Mine Safety and Health Administration (MSHA) under the Federal Mine Safety and Health Act of 1977, as amended (the Mine Act) as well as other regulatory agencies such as the RRC. The MSHA inspects US mines, including EFCH’s, on a regular basis and if it believes a violation of the Mine Act or any health or safety standard or other regulation has occurred, it may issue a citation or order, generally accompanied by a proposed fine or assessment. Such citations and orders can be contested and appealed to the Federal Mine Safety and Health Review Commission (FMSHRC), which often results in a reduction of the severity and amount of fines and assessments and sometimes results in dismissal. The number of citations, orders and proposed assessments vary depending on the size of the mine as well as other factors.

Disclosures related to specific mines pursuant to Section 1503 of the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act sourced from data documented as of January 10, 2011 and January 17, 2011 in the MSHA Data Retrieval System for the three months and year ended December 31, 2010, respectively (except pending legal actions, which are as of December 31, 2010), are as follows:

	Three Months Ended December 31, 2010			Year Ended December 31, 2010
Mine (a)	Section 104 S and S Citations (b)	Proposed MSHA Assessments ($ thousands) (c)	Pending Legal Action (d)	Section 104 S and S Citations (b)	Proposed MSHA Assessments ($ thousands) (c)	Pending Legal Action (d)
Beckville	1	—	1	8	18	1
Big Brown	—	—	2	4	9	2
Kosse	6	—	—	6	1	—
Oak Hill	3	11	1	7	13	1
Sulphur Springs	1	2	3	3	3	3
Tatum	—	—	1	—	—	1
Three Oaks	1	—	1	3	9	1
Winfield South	—	1	1	1	4	1

(a)	Excludes mines for which there were no applicable events.
(b)	Includes MSHA citations for health or safety standards that could significantly and substantially contribute to a serious injury if left unabated.
(c)	Total dollar value for proposed assessments received from MSHA for all citations and orders issued in the period ended December 31, 2010, including but not limited to Sections 104, 107 and 110 citations and orders that are not required to be reported.
(d)	Pending actions before the FMSHRC involving a coal or other mine.

During the three months ended December 31, 2010, EFCH’s mining operations received two citations and orders under Section 104(d) (Oak Hill mine), no citations, orders or written notices under Sections 104(b), 104(e), 107(a) or 110(b)(2) of the Mine Act, and experienced no fatalities. During the year ended December 31, 2010, EFCH’s mining operations received two citations and orders under Section 104(d) (Oak Hill Mine), one order under Section 107(a) (Beckville mine), no citations, orders or written notices under Sections 104(b), 104(e) or 110(b)(2) of the Mine Act, and experienced no fatalities.

Summary

EFCH cannot predict future regulatory or legislative actions or any changes in economic and securities market conditions. Such actions or changes could significantly alter EFCH’s basic financial position, results of operations or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk that EFCH may experience a loss in value as a result of changes in market conditions affecting factors, such as commodity prices and interest rates, that may be experienced in the ordinary course of business. EFCH’s exposure to market risk is affected by a number of factors, including the size, duration and composition of its energy and financial portfolio, as well as the volatility and liquidity of markets. Instruments used to manage this exposure include interest rate swaps to manage interest rate risk related to debt, as well as exchange traded, over-the-counter contracts and other contractual arrangements to manage commodity price risk.

Risk Oversight

EFCH manages the commodity price, counterparty credit and commodity-related operational risk related to the unregulated energy business within limitations established by senior management and in accordance with overall risk management policies. Interest rate risk is managed centrally by the corporate treasury function. Market risks are monitored by risk management groups that operate independently of the wholesale commercial operations, utilizing defined practices and analytical methodologies. These techniques measure the risk of change in value of the portfolio of contracts and the hypothetical effect on this value from changes in market conditions and include, but are not limited to, Value at Risk (VaR) methodologies. Key risk control activities include, but are not limited to, transaction review and approval (including credit review), operational and market risk measurement, validation of transaction capture, portfolio valuation and reporting, including mark-to-market valuation, VaR and other risk measurement metrics.

EFH Corp. has a corporate risk management organization that is headed by the Chief Financial Officer, who also functions as the Chief Risk Officer. The Chief Risk Officer, through his designees, enforces applicable risk limits, including the respective policies and procedures to ensure compliance with such limits and evaluates the risks inherent in EFCH’s businesses.

Commodity Price Risk

EFCH is subject to the inherent risks of market fluctuations in the price of electricity, natural gas and other energy-related products it markets or purchases. The company actively manages its portfolio of owned generation assets, fuel supply and retail sales load to mitigate the near-term impacts of these risks on results of operations. Similar to other participants in the market, EFCH cannot fully manage the long-term value impact of structural declines or increases in natural gas and power prices and spark spreads (differences between the market price of electricity and its cost of production).

In managing energy price risk, EFCH enters into a variety of market transactions including, but not limited to, short- and long-term contracts for physical delivery, exchange traded and over-the-counter financial contracts and bilateral contracts with customers. Activities include hedging, the structuring of long-term contractual arrangements and proprietary trading. EFCH continuously monitors the valuation of identified risks and adjusts positions based on current market conditions. EFCH strives to use consistent assumptions regarding forward market price curves in evaluating and recording the effects of commodity price risk.

Long-Term Hedging Program — See “Significant Activities and Events” above for a description of the program, including potential effects on reported results.

VaR Methodology — A VaR methodology is used to measure the amount of market risk that exists within the portfolio under a variety of market conditions. The resultant VaR produces an estimate of a portfolio’s potential for loss given a specified confidence level and considers, among other things, market movements utilizing standard statistical techniques given historical and projected market prices and volatilities.

A Monte Carlo simulation methodology is used to calculate VaR and is considered by management to be the most effective way to estimate changes in a portfolio’s value based on assumed market conditions for liquid markets. The use of this method requires a number of key assumptions, such as use of (i) an assumed confidence level; (ii) an assumed holding period (i.e., the time necessary for management action, such as to liquidate positions); and (iii) historical estimates of volatility and correlation data.

Trading VaR — This measurement estimates the potential loss in fair value, due to changes in market conditions, of all contracts entered into for trading purposes based on a 95% confidence level and an assumed holding period of five to 60 days.

	Year Ended December 31, 2010	Year Ended December 31, 2009
Month-end average Trading VaR:	$3	$4
Month-end high Trading VaR:	$4	$7
Month-end low Trading VaR:	$1	$2

VaR for Energy-Related Contracts Subject to Mark-to-Market (MtM) Accounting — This measurement estimates the potential loss in fair value, due to changes in market conditions, of all contracts marked-to-market in net income (principally hedges not accounted for as cash flow hedges and trading positions), based on a 95% confidence level and an assumed holding period of five to 60 days.

	Year Ended December 31, 2010	Year Ended December 31, 2009
Month-end average MtM VaR:	$426	$1,050
Month-end high MtM VaR:	$621	$1,470
Month-end low MtM VaR:	$321	$638

Earnings at Risk (EaR) — This measurement estimates the potential reduction of pretax earnings for the periods presented, due to changes in market conditions, of all energy-related contracts marked-to-market in net income and contracts not marked-to-market in net income that are expected to be settled within the fiscal year (physical purchases and sales of commodities). Transactions accounted for as cash flow hedges are also included for this measurement. A 95% confidence level and a five to 60 day holding period are assumed in determining EaR.

	Year Ended December 31, 2010	Year Ended December 31, 2009
Month-end average EaR:	$477	$1,088
Month-end high EaR:	$662	$1,511
Month-end low EaR:	$323	$676

The decreases in the risk measures (MtM VaR and EaR) above reflected fewer positions in the long-term hedging program due to settlement upon maturity, lower market volatility and lower underlying commodity prices.

Interest Rate Risk

The table below provides information concerning EFCH’s financial instruments as of December 31, 2010 and 2009 that are sensitive to changes in interest rates, which include debt obligations and interest rate swaps. EFCH has entered into interest rate swaps under which it has exchanged the difference between fixed-rate and variable-rate interest amounts calculated with reference to specified notional principal amounts at dates that generally coincide with interest payments under its credit facilities. In addition, in connection with entering into certain interest rate basis swaps to further reduce fixed borrowing costs, TCEH has changed the variable interest rate terms of certain debt from three-month LIBOR to one-month LIBOR, as discussed in Note 8 to Financial Statements. The weighted average interest rate presented is based on the rate in effect at the reporting date. Capital leases and the effects of unamortized premiums and discounts and fair value hedges are excluded from the table. See Note 8 to Financial Statements for a discussion of changes in debt obligations.

	Expected Maturity Date
	(millions of dollars, except percentages)
	2011	2012	2013	2014	2015	There- After	2010 Total Carrying Amount	2010 Total Fair Value	2009 Total Carrying Amount	2009 Total Fair Value
Long-term debt (including current maturities):
Fixed rate debt amount (a)	$439	$26	$84	$43	$3,505	$4,700	$8,797	$5,879	$10,824	$8,422
Average interest rate	5.82%	7.99%	7.10%	6.35%	10.24%	11.63%	10.71%		10.21%
Variable rate debt amount	$205	$205	$205	$20,583	$—	$205	$21,403	$16,558	$21,608	$17,463
Average interest rate	3.76%	3.76%	3.76%	3.76%	—	0.32%	3.73%		3.71%

Total debt	$644	$231	$289	$20,626	$3,505	$4,905	$30,200	$22,437	$32,432	$25,885

Debt swapped to fixed:
Amount	$600	$2,600	$3,600	$9,000	$—	$—	$15,800		$16,300
Average pay rate	7.57%	7.99%	7.60%	8.18%	—	—	7.99%		7.98%
Average receive rate	3.79%	3.79%	3.79%	3.79%	—	—	3.79%		3.74%
Variable basis swaps:
Amount	$5,450	$7,200	$1,500	$1,050	$—	$—	$15,200		$16,250
Average pay rate	0.32%	0.33%	0.29%	0.33%	—	—	0.32%		0.33%
Average receive rate	0.26%	0.26%	0.26%	0.26%	—	—	0.26%		0.24%

(a)	Reflects the remarketing date and not the maturity date for certain debt that is subject to mandatory tender for remarketing prior to maturity. See Note 8 to Financial Statements for details concerning long-term debt subject to mandatory tender for remarketing.

As of December 31, 2010, the potential reduction of annual pretax earnings due to a one percentage point (100 basis points) increase in floating interest rates on long-term debt totaled approximately $45 million, taking into account the interest rate swaps discussed in Note 8 to Financial Statements.

Credit Risk

Credit risk relates to the risk of loss associated with nonperformance by counterparties. EFCH maintains credit risk policies with regard to its counterparties to minimize overall credit risk. These policies prescribe practices for evaluating a potential counterparty’s financial condition, credit rating and other quantitative and qualitative credit criteria and specify authorized risk mitigation tools including, but not limited to, use of standardized master netting contracts and agreements that allow for netting of positive and negative exposures associated with a single counterparty. EFCH has processes for monitoring and managing credit exposure of its businesses including methodologies to analyze counterparties’ financial strength, measurement of current and potential future exposures and contract language that provides rights for netting and set-off. Credit enhancements such as parental guarantees, letters of credit, surety bonds and margin deposits are also utilized. Additionally, individual counterparties and credit portfolios are managed to assess overall credit exposure. This evaluation results in establishing exposure limits or collateral requirements for entering into an agreement with a counterparty that creates exposure. Additionally, EFCH has established controls to determine and monitor the appropriateness of these limits on an ongoing basis. Prospective material adverse changes in the payment history or financial condition of a counterparty or downgrade of its credit quality result in the reassessment of the credit limit with that counterparty. This process can result in the subsequent reduction of the credit limit or a request for additional financial assurances.

Credit Exposure — EFCH’s gross exposure to credit risk associated with trade accounts receivable (retail and wholesale) and net asset positions (before credit collateral) arising from commodity contracts and hedging and trading activities totaled $2.869 billion as of December 31, 2010. The components of this exposure are discussed in more detail below.

Assets subject to credit risk as of December 31, 2010 include $615 million in retail trade accounts receivable before taking into account cash deposits held as collateral for these receivables totaling $70 million. The risk of material loss (after consideration of bad debt allowances) from nonperformance by these customers is unlikely based upon historical experience. Allowances for uncollectible accounts receivable are established for the potential loss from nonpayment by these customers based on historical experience, market or operational conditions and changes in the financial condition of large business customers.

The remaining credit exposure arises from wholesale trade receivables, commodity contracts and hedging and trading activities, including interest rate hedging. Counterparties to these transactions include energy companies, financial institutions, electric utilities, independent power producers, oil and gas producers, local distribution companies and energy trading and marketing companies. As of December 31, 2010, the exposure to credit risk from these counterparties totaled $2.254 billion taking into account the standardized master netting contracts and agreements described above but before taking into account $648 million in credit collateral (cash, letters of credit and other credit support). The net exposure (after credit collateral) of $1.606 billion increased $309 million in the year ended December 31, 2010, reflecting the increase in derivative assets related to the long-term hedging program due to the decline in forward natural gas prices, partially offset by the return of collateral posted by EFH Corp. and EFCH as an investment in 2009 (see Note 13 to Financial Statements) and the increase in derivative liabilities related to interest rate swaps due to lower interest rates.

Of this $1.606 billion net exposure, essentially all is with investment grade customers and counterparties, as determined using publicly available information including major rating agencies’ published ratings and EFCH’s internal credit evaluation process. Those customers and counterparties without a S&P rating of at least BBB- or similar rating from another major rating agency are rated using internal credit methodologies and credit scoring models to estimate a S&P equivalent rating. The company routinely monitors and manages credit exposure to these customers and counterparties on this basis.

The following table presents the distribution of credit exposure as of December 31, 2010 arising from wholesale trade receivables, commodity contracts and hedging and trading activities. This credit exposure represents wholesale trade accounts receivable and net asset positions on the balance sheet arising from hedging and trading activities after taking into consideration netting provisions within each contract, setoff provisions in the event of default and any master netting contracts with counterparties. See Note 13 to Financial Statements for further discussion of portions of this exposure related to activities marked-to-market in the financial statements.

				Gross Exposure by Maturity
	Exposure Before Credit Collateral	Credit Collateral	Net Exposure	2 years or less	Between 2-5 years	Greater than 5 years	Total
Investment grade	$2,229	$646	$1,583	$1,597	$632	$—	$2,229
Noninvestment grade	25	2	23	26	(1)	—	25

Totals	$2,254	$648	$1,606	$1,623	$631	$—	$2,254

Investment grade	98.9%		98.6%
Noninvestment grade	1.1%		1.4%

In addition to the exposures in the table above, contracts classified as “normal” purchase or sale and non-derivative contractual commitments are not marked-to-market in the financial statements. Such contractual commitments may contain pricing that is favorable considering current market conditions and therefore represent economic risk if the counterparties do not perform. Nonperformance could have a material adverse impact on future results of operations, financial condition and cash flows.

Significant (10% or greater) concentration of credit exposure exists with three counterparties, which represented 41%, 35% and 12% of the net $1.606 billion exposure. EFCH views exposure to these counterparties to be within an acceptable level of risk tolerance due to the applicable counterparty’s credit rating and the importance of EFCH’s business relationship with the counterparty. However, this concentration increases the risk that a default would have a material effect on results of operations.

With respect to credit risk related to the long-term hedging program, essentially all of the transaction volumes are with counterparties with an A credit rating or better. However, there is current and potential credit concentration risk related to the limited number of counterparties that comprise the substantial majority of the program with such counterparties being in the banking and financial sector. The transactions with these counterparties contain certain credit rating provisions that would require the counterparties to post collateral in the event of a material downgrade in the credit rating of the counterparties. An event of default by one or more hedge counterparties could subsequently result in termination-related settlement payments that reduce available liquidity if amounts are owed to the counterparties related to the commodity contracts or delays in receipts of expected settlements if the hedge counterparties owe amounts to EFCH. While the potential concentration of risk with these counterparties is viewed to be within an acceptable risk tolerance, the exposure to hedge counterparties is managed through the various ongoing risk management measures described above.

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY AND SUBSIDIARIES BUSINESSES AND STRATEGY

EFCH’s Business and Strategy

EFCH, a wholly-owned subsidiary of EFH Corp., is a Dallas, Texas-based holding company that conducts its operations almost entirely through its wholly-owned subsidiary, TCEH. TCEH is a Dallas-based holding company for subsidiaries engaged in competitive electricity market activities largely in Texas, including electricity generation, wholesale energy sales and purchases, commodity risk management and trading activities and retail electricity sales. Key management activities, including commodity risk management, are performed on an integrated basis; consequently, there are no reportable business segments.

TCEH owns or leases 15,427 MW of generation capacity in Texas, which consists of lignite/coal, nuclear and natural gas-fueled generation facilities. This capacity includes two new lignite-fueled units that achieved substantial completion (as defined in the EPC agreements for the units) in the fourth quarter 2009 and a third new lignite-fueled unit that achieved substantial completion (as defined in the EPC agreement for the unit) in the second quarter 2010. In addition, TCEH is the largest purchaser of wind-generated electricity in Texas and the fifth largest in the US. TCEH provides competitive electricity and related services to approximately two million retail electricity customers in Texas.

As of December 31, 2010, EFCH had approximately 5,100 full-time employees, including approximately 2,100 employees under collective bargaining agreements.

EFCH’s Market

EFCH operates primarily within the ERCOT market. This market represents approximately 85% of the electricity consumption in Texas. ERCOT is the regional reliability coordinating organization for member electricity systems in Texas and the system operator of the interconnected transmission grid for those systems. ERCOT’s membership consists of approximately 300 corporate and associate members, including electric cooperatives, municipal power agencies, independent generators, independent power marketers, investor-owned utilities, REPs and consumers.

The ERCOT market operates under reliability standards set by the NERC. The PUCT has primary jurisdiction over the ERCOT market to ensure adequacy and reliability of power supply across Texas’s main interconnected transmission grid. The ERCOT independent system operator is responsible for procuring energy on behalf of its members while maintaining reliable operations of the electricity supply system in the market. Its responsibilities include centralized dispatch of the power pool and ensuring that electricity production and delivery are accurately accounted for among the generation resources and wholesale buyers and sellers. The ERCOT independent system operator also serves as agent for procuring ancillary services for those members who elect not to provide their own ancillary services.

Significant changes in the operations of the wholesale electricity market resulted from the change from a zonal to a nodal market implemented by ERCOT in December 2010. The nodal market design reflects a substantial increase in settlement price points for participants and establishes a new “day-ahead market,” operated by ERCOT, in which participants can enter into forward sales and purchases of electricity. The nodal market also establishes hub trading prices, which represent the average of node prices within geographic regions, at which participants can hedge and trade power through bilateral transactions. See “Energy Future Competitive Holdings Company and Subsidiaries Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Activities and Events – Wholesale Market Design – Nodal Market” for additional discussion of the ERCOT nodal market.

The following data is derived from information published by ERCOT:

Installed generation capacity in the ERCOT market estimated for 2011 totals approximately 85,000 MW, including approximately 3,000 MW mothballed (idled) capacity, as well as more than 10,000 MW of wind, water and other resources that may not be available coincident with system need. In August 2010, ERCOT’s hourly demand peaked at a record 65,776 MW. Of ERCOT’s estimate of total available capacity for 2011, approximately 60% is natural gas-fueled generation and approximately 28% is lignite/coal and nuclear-fueled baseload generation and approximately 12% in wind and other renewable resources. In November 2010, ERCOT changed its minimum reserve margin planning criterion to 13.75% from 12.5%; the reserve margin is projected by ERCOT to be 15.94% in 2011, 15.78% in 2012, and 13.14% by 2013. Reserve margin is the difference between system generation capability and anticipated peak load.

The ERCOT market has limited interconnections to other markets in the US, which currently limits potential imports into and exports out of the ERCOT market to 1,106 MW of generation capacity (or approximately 2% of peak demand). In addition, wholesale transactions within the ERCOT market are generally not subject to regulation by the FERC.

Natural gas-fueled generation is the predominant electricity capacity resource in the ERCOT market and accounted for approximately 39% of the electricity produced in the ERCOT market in 2010. Because of the significant natural gas-fueled capacity and the ability of such facilities to more readily increase or decrease production when compared to baseload generation, marginal demand for electricity is usually met by natural gas-fueled facilities. As a result, wholesale electricity prices in ERCOT largely correlate with natural gas prices.

EFCH’s Strategies

EFCH’s businesses focus operations on key safety, reliability, economic and environmental drivers such as optimizing and developing its generation fleet to safely provide reliable electricity supply in a cost-effective manner and in consideration of environmental impacts, hedging its electricity price risk and providing high quality service and innovative energy products to retail and wholesale customers.

Other elements of EFCH’s strategies include:

•

Increase value from existing business lines. EFCH’s strategy focuses on striving for top quartile or better performance across its operations in terms of safety, reliability, cost and customer service. In establishing tactical objectives, EFCH incorporates the following core operating principles:

•	Safety: Placing the safety of communities, customers and employees first;

•	Environmental Stewardship: Continuing to make strategic and operational improvements that lead to cleaner air, land and water;

•	Customer Focus: Delivering products and superior service to help customers more effectively manage their use of electricity;

•	Community Focus: Being an integral part of the communities in which EFCH employees live, work and serve;

•

Operational Excellence: Incorporating continuous improvement and financial discipline in all aspects of the business to achieve top-tier results that maximize the value of the company for stakeholders, including operating world-class facilities that produce and deliver safe and dependable electricity at affordable prices, and

•	Performance-Driven Culture: Fostering a strong values- and performance-based culture designed to attract, develop and retain best-in-class talent.

•

Pursue growth opportunities across business lines. Scale in EFCH’s operating businesses allows it to take part in large capital investments, such as new generation projects, with a smaller fraction of overall capital at risk and with an enhanced ability to streamline costs. EFCH expects to also explore smaller-scale growth initiatives that are not expected to be material to its performance over the near term but can enhance its growth profile over time. Specific growth initiatives include:

•

Pursue generation development opportunities to help meet ERCOT’s growing electricity needs over the longer term from a diverse range of alternatives such as nuclear, renewable energy and advanced coal technologies.

•

Profitably increase the number of retail customers served throughout the competitive ERCOT market areas by delivering superior value through high quality customer service and innovative energy products, including leading energy efficiency initiatives and service offerings.

•

Reduce the volatility of cash flows through an electricity price risk management strategy. EFCH actively manages its exposure to wholesale electricity prices in ERCOT through contracts for physical delivery of electricity, exchange traded and “over-the-counter” financial contracts, ERCOT “day-ahead market” transactions and bilateral contracts with other wholesale market participants, including other generators and end-use customers. These hedging activities include shorter-term agreements, longer-term electricity sales contracts and forward sales of natural gas.

•

The strong historical correlation between natural gas prices and wholesale electricity prices in the ERCOT market provides EFCH an opportunity to manage its exposure to variability of wholesale electricity prices. EFCH has established a long-term hedging program designed to reduce exposure to changes in future electricity prices due to changes in the price of natural gas. Under the program, TCEH has entered into market transactions involving natural gas-related financial instruments, and as of December 31, 2010, has effectively sold forward approximately 1.0 billion MMBtu of natural gas (equivalent to the natural gas exposure of approximately 125,000 GWh at an assumed 8.0 market heat rate) for the period January 1, 2011 through December 31, 2014 at weighted average annual hedge prices ranging from $7.19 per MMBtu to $7.80 per MMBtu.

•

These transactions, as well as forward power sales, have effectively hedged an estimated 62% of the natural gas price exposure related to TCEH’s expected generation output for the period beginning January 1, 2011 and ending December 31, 2014 (on an average basis for such period and assuming an 8.0 market heat rate). The hedges were entered into with the continuing expectation that wholesale electricity prices in ERCOT will largely correlate with natural gas prices, which are expected to be the marginal fuel for the purpose of setting electricity prices approximately 75% to 90% of the time. If this correlation changes, the cash flows targeted under the long-term hedging program may not be achieved. As of December 31, 2010, more than 95% of the long-term hedging program transactions were directly or indirectly secured by a first-lien interest in TCEH’s assets (including the transactions supported by the TCEH Commodity Collateral Posting Facility), thereby reducing the cash and letter of credit collateral requirements for the hedging program. For additional discussion of the long-term hedging program, see “Energy Future Competitive Holdings Company and Subsidiaries Management’s Discussion and Analysis of Financial Condition and Results of Operations,” specifically sections entitled “Significant Activities and Events — Natural Gas Prices and Long-Term Hedging Program,” “Key Risks and Challenges — Natural Gas Price and Market Heat-Rate Exposure” and “Financial Condition – Liquidity and Capital Resources – Liquidity Effects of Commodity Hedging and Trading Activities.”

•

Strengthen balance sheet through a liability management program. In 2009, EFH Corp. initiated a liability management program focused on improving EFH Corp.’s and its competitive subsidiaries’ (including EFCH’s) balance sheets. Accordingly, EFH Corp. and EFCH expect to opportunistically look for ways to reduce the amount, and extend the maturity, of their outstanding debt. The program has resulted in the capture of $700 million of debt discount for EFCH and the extension of $1.6 billion of maturities from 2015 to 2021. For EFH Corp., the program has resulted in the capture of $2.0 billion of debt discount (including the acquisition of $323 million principal amount of TCEH Senior Notes and $20 million principal amount of borrowings under the TCEH Senior Secured Facilities that are held as an investment by EFH Corp. or EFIH) and the extension of approximately $5.0 billion of maturities from 2014-2017 to 2019-2021. Activities to date have included debt exchanges, issuances and repurchases completed in 2010 and 2009 and the August 2009 amendment to the Credit Agreement governing the TCEH Senior Secured Facilities that provided additional flexibility in restructuring debt obligations. See Note 8 to our December 31, 2010 Financial Statements for additional discussion of these transactions.

•

Future activities under the liability management program may include the purchase of EFCH’s outstanding debt for cash in open market purchases or privately negotiated transactions (including pursuant to a Section 10b-5(1) plan) or via public or private exchange or tender offers. Moreover, as part of the liability management program, EFCH may refinance its existing debt, including the TCEH Senior Secured Credit Facilities.

•

In evaluating whether to undertake any liability management transaction, including any refinancing, EFCH will take into account liquidity requirements, prospects for future access to capital, contractual restrictions, the market price of EFCH’s outstanding debt and other factors. Any liability management transaction, including any refinancing, may occur on a stand-alone basis or in connection with, or immediately following, other liability management transactions.

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Pursue new environmental initiatives. EFCH is committed to continue to operate in compliance with all environmental laws, rules and regulations and to reduce its impact on the environment. EFH Corp.’s Sustainable Energy Advisory Board advises in the pursuit of technology development opportunities that reduce the company’s impact on the environment while balancing the need to help address the energy requirements of Texas. The Sustainable Energy Advisory Board is comprised of individuals who represent the following interests, among others: the environment, labor unions, customers, economic development in Texas and technology/reliability standards. In addition, EFCH is focused on and is pursuing opportunities to reduce emissions from its existing and new lignite/coal-fueled generation units. EFCH has voluntarily committed to reduce emissions of mercury, NOx and SO2 at its existing units. EFCH expects to make these reductions through a combination of investment in new emission control equipment, new coal cleaning technologies and optimizing fuel blends. In addition, EFCH expects to invest $100 million over a five-year period that began in 2008 in programs designed to encourage customer electricity demand efficiencies. As of December 31, 2010, EFCH had invested a cumulative total of $39 million in these programs.

Seasonality

EFCH’s revenues and results of operations are subject to seasonality, weather conditions and other electricity usage drivers, with revenues being highest in the summer.

Business Organization

Key TCEH management activities, including commodity price risk management and electricity sourcing for retail and wholesale customers, are performed on an integrated basis. However, for purposes of operational accountability, performance management and market identity, operations of TCEH have been grouped into Luminant, which is engaged in electricity generation and wholesale markets activities, and TXU Energy, which is engaged in retail electricity sales activities. These activities are conducted through separate legal entities.

Luminant — Luminant’s existing electricity generation fleet consists of 14 plants in Texas with total installed nameplate generating capacity as shown in the table below:

Fuel Type	Installed Nameplate Capacity (MW)	Number of Plants	Number of Units (a)
Nuclear	2,300	1	2
Lignite/coal	8,017	5	12
Natural gas (b)(c)	5,110	8	26

Total	15,427	14	40

(a)	Leased units consist of six natural gas-fueled combustion turbine units totaling 390 MW of capacity. All other units are owned.
(b)	Includes 1,655 MW representing four units mothballed and not currently available for dispatch. See “Natural Gas-Fueled Generation Operations” below.
(c)	Includes 1,268 MW representing eight units currently operated for unaffiliated parties.

The generation plants are located primarily on land owned in fee. Nuclear and lignite/coal-fueled (baseload) plants are generally scheduled to run at capacity except for periods of scheduled maintenance activities or, in the case of lignite/coal-fueled units, short-term production backdown in periods of low wholesale power prices (i.e., economic backdown). The natural gas-fueled generation units supplement the baseload generation capacity in meeting consumption in peak demand periods as production from a certain number of these units can more readily be ramped up or down as demand warrants.

Nuclear Generation Operations — Luminant operates two nuclear generation units at the Comanche Peak facility, each of which is designed for a capacity of 1,150 MW. Comanche Peak’s Unit 1 and Unit 2 went into commercial operation in 1990 and 1993, respectively, and are generally operated at full capacity to meet the load requirements in ERCOT. Refueling (nuclear fuel assembly replacement) outages for each unit are scheduled to occur every eighteen months during the spring or fall off-peak demand periods. Every three years, the refueling cycle results in the refueling of both units during the same year, which is planned for 2011 and last occurred in 2008. While one unit is undergoing a refueling outage, the remaining unit is intended to operate at full capacity. During a refueling outage, other maintenance, modification and testing activities are completed that cannot be accomplished when the unit is in operation. Over the last three years the refueling outage period per unit has ranged from 19 to 26 days. The Comanche Peak facility operated at a capacity factor of 95% in 2008, reflecting refueling of both units and 100% in both 2009 and 2010.

Luminant has contracts in place for all of its uranium, nuclear fuel conversion services and nuclear fuel enrichment services for 2011. For the period of 2012 through 2018, Luminant has contracts in place for the acquisition of approximately 65% of its uranium requirements and 51% of its nuclear fuel conversion services requirements. In addition, Luminant has contracts in place for all of its nuclear fuel enrichment services through 2013, as well as all of its nuclear fuel fabrication services through 2018. Luminant does not anticipate any significant difficulties in acquiring uranium and contracting for associated conversion services and enrichment services in the foreseeable future.

Luminant believes its on-site used nuclear fuel storage capability is sufficient for a minimum of three years. The nuclear industry is continuing to review ways to enhance security of used-fuel storage with the NRC to fully utilize physical storage capacity. Future on-site used nuclear fuel storage capability will require the use of the industry technique of dry cask storage.

The Comanche Peak nuclear generation units have an estimated useful life of 60 years from the date of commercial operation. Therefore, assuming that Luminant receives 20-year license extensions, similar to what has been granted by the NRC to several other commercial generation reactors over the past several years, plant decommissioning activities would be scheduled to begin in 2050 for Comanche Peak Unit 1 and 2053 for Unit 2 and common facilities. Decommissioning costs will be paid from a decommissioning trust that, pursuant to state law, is funded from Oncor’s customers through an ongoing delivery surcharge. (See Note 14 to our December 31, 2010 Financial Statements for discussion of the decommissioning trust fund.)

Nuclear insurance provisions are discussed in Note 9 to our December 31, 2010 Financial Statements.

Nuclear Generation Development — In September 2008, a subsidiary of TCEH filed a combined operating license application with the NRC for two new nuclear generation units, each with approximately 1,700 MW (gross capacity), at its existing Comanche Peak nuclear generation site. In connection with the filing of the application, in January 2009, subsidiaries of TCEH and Mitsubishi Heavy Industries Ltd. (MHI) formed a joint venture, Comanche Peak Nuclear Power Company (CPNPC), to further the development of the two new nuclear generation units using MHI’s US–Advanced Pressurized Water Reactor technology. The TCEH subsidiary owns an 88% interest in CPNPC, and a MHI subsidiary owns a 12% interest.

In March 2009, the NRC announced an official review schedule for the license application. Based on the schedule, the NRC expects to complete its review by December 2011, and it is expected that a license would be issued approximately one year later. In November 2009, CPNPC filed a comprehensive revision to the license application that updated the license application for developments occurring after the initial filing.

In 2009, the DOE announced that it had selected four applicants to proceed to the due diligence phase of its Loan Guarantee Program and to commence negotiations towards potential loan guarantees for their respective generation projects. CPNPC was not among the initial four applicants selected by the DOE; however, CPNPC continues to update the DOE on its progress, with the goal of securing a DOE loan guarantee for financing the proposed units prior to commencement of construction.

Lignite/Coal-Fueled Generation Operations — Luminant’s lignite/coal-fueled generation fleet capacity totals 8,017 MW (including three recently constructed new units) and consists of the Big Brown (2 units), Monticello (3 units), Martin Lake (3 units), Oak Grove (2 units) and Sandow (2 units) plants. These plants are generally operated at full capacity to help meet the load requirements in ERCOT, and maintenance outages are scheduled during seasonal off-peak demand periods. Over the last three years, the total annual scheduled and unscheduled outages per unit (excluding the three new units) averaged 33 days. Luminant’s lignite/coal-fueled generation fleet operated at a capacity factor of 87.6% in 2008, 86.5% in 2009 and 82.2% in 2010, which represents top quartile performance of US coal-fueled generation facilities. The 2008 performance reflects extended unplanned outages at several units, and the 2010 and 2009 performance reflects increased economic backdown of the units, reflecting short-term periods when wholesale electricity market prices were less than production costs.

Luminant recently completed the construction of three lignite-fueled generation units with a total capacity of 2,180 MW. The three units consist of one unit at a leased site that is adjacent to an existing lignite-fueled generation unit (Sandow) and two units at an owned site (Oak Grove). The Sandow unit and the first Oak Grove unit achieved substantial completion (as defined in the EPC agreements for the respective units) in the fourth quarter 2009. The second Oak Grove unit achieved substantial completion (as defined in the EPC agreement for the unit) in the second quarter 2010. Accordingly, Luminant has operational control of these units.

Aggregate cash capital expenditures for these three units totaled approximately $3.25 billion including all construction, site preparation and mining development costs. The investment included approximately $500 million for state-of-the-art emissions controls for the three new units. Including capitalized interest and the step-up in construction work-in-process balances to fair value as a result of purchase accounting for the Merger in 2007, carrying value of the units totaled approximately $4.8 billion upon completion.

Luminant also has an environmental retrofit program under which it plans to install additional environmental control systems at its existing lignite/coal-fueled generation facilities. Capital expenditures associated with these additional environmental control systems could exceed $1.0 billion, of which $377 million was spent through 2010. Luminant has not yet completed all detailed cost and engineering studies for the additional environmental systems, and the cost estimates could change materially as it determines the details of and further evaluates the engineering and construction costs related to these investments.

Approximately 58% of the fuel used at Luminant’s lignite/coal-fueled generation plants in 2010 was supplied from lignite reserves owned in fee or leased surface-minable deposits dedicated to the Big Brown, Monticello, Martin Lake and Oak Grove plants, which were constructed adjacent to the reserves. Luminant owns in fee or has under lease an estimated 800 million tons of lignite reserves dedicated to its generation plants, including 246 million tons associated with an undivided interest in the lignite mine that provides fuel for the Sandow facility. Luminant also owns in fee or has under lease in excess of 85 million tons of reserves not currently dedicated to specific generation plants. In 2010, Luminant recovered approximately 27.5 million tons of lignite to fuel its generation plants. Luminant utilizes owned and/or leased equipment to remove the overburden and recover the lignite.

Luminant’s lignite mining operations include extensive reclamation activities that return the land to productive uses such as wildlife habitats, commercial timberland and pasture land. In 2010, Luminant reclaimed 1,729 acres of land. In addition, Luminant planted 1.2 million trees in 2010, the majority of which were part of the reclamation effort.

Luminant supplements its lignite fuel at Big Brown, Monticello and Martin Lake with western coal from the Powder River Basin in Wyoming. The coal is purchased from multiple suppliers under contracts of various lengths and is transported from the Powder River Basin to Luminant’s generation plants by railcar. Based on its current usage, Luminant believes that it has sufficient lignite reserves for the foreseeable future and has contracted more than 95% of its western coal resources and all of the related transportation through 2012.

Natural Gas-Fueled Generation Operations — Luminant’s fleet of 26 natural gas-fueled generation units totaling 5,110 MW of capacity includes 2,187 MW of currently available capacity, 1,268 MW of capacity being operated for unaffiliated third parties and 1,655 MW of capacity currently mothballed (idled). The natural gas-fueled units predominantly serve as peaking units that can be ramped up or down to balance electricity supply and demand.

Wholesale Operations — Luminant’s wholesale operations play a pivotal role in EFCH’s competitive business portfolio by optimally dispatching the generation fleet, including the baseload facilities, sourcing all of TXU Energy’s electricity requirements and managing commodity price risk associated with electricity sales and generation fuel requirements.

EFCH’s electricity price exposure is managed across the complementary Luminant generation and TXU Energy retail businesses on a portfolio basis. Under this approach, Luminant’s wholesale operations manage the risks of imbalances between generation supply and sales load, as well as exposures to natural gas price movements and market heat rate changes (variations in the relationships between natural gas prices and wholesale electricity prices), through wholesale market activities that include physical purchases and sales and transacting in financial instruments.

Luminant’s wholesale operations provide TXU Energy and other retail and wholesale customers with electricity and related services to meet their demands and the operating requirements of ERCOT. In consideration of operational production and customer consumption levels that can be highly variable, as well as opportunities for long-term purchases and sales with large wholesale market participants, Luminant buys and sells electricity in short-term transactions and executes longer-term forward electricity purchase and sales agreements. Luminant is the largest purchaser of wind-generated electricity in Texas and the fifth largest in the US with more than 900 MW of existing wind power under contract.

Fuel price exposure, primarily relating to Powder River Basin coal, natural gas and fuel oil and the transportation of the fuel, is managed primarily through short- and long-term contracts for physical delivery of fuel as well as financial contracts.

In its hedging activities, Luminant enters into contracts for the physical delivery of electricity and fuel commodities, exchange traded and “over-the-counter” financial contracts and bilateral contracts with other wholesale electricity market participants, including generators and end-use customers. A major part of these hedging activities is a long-term hedging program, described above under “EFCH’s Strategies”, designed to reduce exposure to changes in future electricity prices due to changes in the price of natural gas, principally utilizing natural gas-related financial instruments.

The wholesale operations also dispatch Luminant’s available generation capacity. These dispatching activities result in economic backdown of lignite/coal-fueled units and ramping up and down of natural gas-fueled units as market conditions warrant. Luminant’s dispatching activities are performed through a centrally managed real-time operational staff that synthesizes operational activities across the fleet and interfaces with various wholesale market channels. In addition, the wholesale operations manage the fuel procurement requirements for Luminant’s fossil-fuel generation facilities.

Luminant’s wholesale operations include electricity and natural gas trading and third-party energy management activities. Natural gas transactions include direct purchases from natural gas producers, transportation agreements, storage leases and commercial retail sales. Luminant currently manages approximately 11 billion cubic feet of natural gas storage capacity.

Luminant’s wholesale operations manage exposure to wholesale commodity and credit-related risk within established transactional risk management policies, limits and controls. These policies, limits and controls have been structured so that they are practical in application and consistent with stated business objectives. Risk management processes include capturing transactions, performing and validating valuations and reporting exposures on a daily basis using risk management information systems designed to support a large transactional portfolio. A risk management forum meets regularly to ensure that business practices comply with approved transactional limits, commodities, instruments, exchanges and markets. Transactional risks are monitored to ensure limits comply with the established risk policy. Luminant has a disciplinary program to address any violations of the risk management policies and periodically reviews these policies to ensure they are responsive to changing market and business conditions.

TXU Energy — TXU Energy serves approximately two million residential and commercial retail electricity customers in Texas with approximately 62% of retail revenues in 2010 from residential customers. Texas is one of the fastest growing states in the nation with a diverse economy and, as a result, has attracted a number of competitors into the retail electricity market; consequently, competition is robust. TXU Energy, as an active participant in this competitive market, provides retail electric service to all areas of the ERCOT market now open to competition, including the Dallas/Fort Worth, Houston, Corpus Christi, and lower Rio Grande Valley areas of Texas. TXU Energy continues to market its services in Texas to add new customers and to retain its existing customers. There are approximately 120 active REPs certified to compete within the State of Texas. Based upon data published by the PUCT, as of September 30, 2010, approximately 53% of residential customers in competitive areas of ERCOT are served by REPs not affiliated with the pre-competition utility.

TXU Energy’s strategy focuses on providing its customers with high quality customer service and creating new products and services to meet customer needs; accordingly, a new customer management computer system was implemented in 2009, and other customer care enhancements are being implemented to further improve customer satisfaction. TXU Energy offers a wide range of residential products to meet various customer needs. TXU Energy is investing $100 million over the five-year period ending 2012, including a cumulative total of $39 million spent as of December 31, 2010, in energy efficiency initiatives as part of a program to offer customers a broad set of innovative energy products and services.

An affiliate of EFCH was recently certified by the Pennsylvania Public Utility Commission to sell retail electricity in Pennsylvania. While EFCH has made no commitments to enter markets outside of Texas, EFCH continuously monitors competitive retail markets for potential opportunities.

Regulation — Luminant is an exempt wholesale generator under the Energy Policy Act of 2005 and is subject to the jurisdiction of the NRC with respect to its nuclear generation plant. NRC regulations govern the granting of licenses for the construction and operation of nuclear-fueled generation facilities and subject such facilities to continuing review and regulation. Luminant also holds a power marketer license from the FERC and, with respect to any wholesale power sales outside the ERCOT market, is subject to market behavior and any other competition-related rules and regulations under the Federal Power Act that are administered by the FERC.

Luminant is also subject to the jurisdiction of the PUCT’s oversight of the competitive ERCOT wholesale electricity market. PUCT rules establish robust oversight certain limits and a framework for wholesale power pricing and market behavior. Luminant is also subject to the requirements of the ERCOT Protocols, including Nodal Protocols and ERCOT reliability standards as adopted and enforced by the TRE and the NERC, including NERC critical infrastructure protection (CIP) standards.

TXU Energy is a licensed REP under the Texas Electric Choice Act and is subject to the jurisdiction of the PUCT with respect to provision of electricity service in ERCOT. PUCT rules govern the granting of licenses for REPs, including oversight but not setting of prices charged. TXU Energy is also subject to the requirements of the ERCOT Protocols, including Nodal Protocols and ERCOT reliability standards as adopted and enforced by the TRE and the NERC, including NERC CIP standards.

Environmental Regulations and Related Considerations

Global Climate Change

Background — A growing concern has emerged nationally and internationally about global climate change and how greenhouse gas (GHG) emissions, such as CO2, might contribute to global climate change. EFCH produces GHG emissions from the direct combustion of fossil fuels at its generation plants, primarily its lignite/coal-fueled generation units. CO2, methane and nitrous oxide are emitted in this combustion process, with CO2 representing the largest portion of these GHG emissions. GHG emissions (primarily CO2) from combustion of fossil fuels represent the substantial majority of EFCH’s total GHG emissions. For 2010, EFCH estimates that its generation facilities produced 64 million short tons of CO2 based on continuously monitored data reported to and subject to approval by the EPA. Other aspects of EFCH’s operations result in emissions of GHGs including, among other things, coal piles at its generation plants, refrigerant from its chilling and cooling equipment, fossil fuel combustion in its motor vehicles and electricity usage at its facilities and headquarters. Because a substantial portion of EFCH’s generation portfolio consists of lignite/coal-fueled generation facilities, EFCH’s financial condition and/or results of operations could be materially adversely affected by the enactment of statutes or regulations that mandate a reduction in GHG emissions or that impose financial penalties, costs or taxes on those that produce GHG emissions. See “Risk Factors” for additional discussion of risks posed to EFCH regarding global climate change regulation.

Global Climate Change Legislation — Several bills have been introduced in the US Congress or advocated by the Obama Administration that are intended to address climate change using different approaches, including most prominently a cap on carbon emissions with emitters allowed to trade unused emission allowances (cap-and-trade). In addition to potential federal legislation to regulate GHG emissions, the US Congress might also consider other legislation that could result in the reduction of GHG emissions, such as the establishment of renewable or clean energy portfolio standards.

Through its own evaluation and working in tandem with other companies and industry trade associations, EFCH has supported the development of an integrated package of recommendations for the federal government to address the global climate change issue through federal legislation, including GHG emissions reduction targets for total US GHG emissions and rigorous cost containment measures to ensure that program costs are not prohibitive. In the event GHG legislation involving a cap-and-trade program is enacted, EFCH believes that such a program should be mandatory, economy-wide, consistent with expected technology development timelines and designed in a way to limit potential harm to the economy and protect consumers. EFCH believes that any mechanism for allocation of GHG emission allowances should include substantial allocation of allowances to offset the cost of GHG regulation, including the cost to electricity consumers. In addition, EFCH participates in a voluntary electric utility industry sector climate change initiative in partnership with the DOE. EFCH’s strategies are generally consistent with the “EEI Global Climate Change Points of Agreement” published by the Edison Electric Institute in January 2009 and “The Carbon Principles” announced in February 2008 by three major financial institutions. Finally, EFH Corp. has created a Sustainable Energy Advisory Board that advises EFCH on technology development opportunities that reduce the effects of its operations on the environment while balancing the need to address the energy requirements of Texas. EFH Corp.’s Sustainable Energy Advisory Board is comprised of individuals who represent the following interests, among others: the environment, customers, economic development in Texas and technology/reliability standards. If, despite these efforts, a substantial number of customers or others refuse to do business with EFCH because of its GHG emissions, it could have a material adverse effect on EFCH’s results of operations, financial position and liquidity.

Federal Level — Recent developments in the US Congress indicate that the prospects for passage of any cap-and-trade legislation in the near-term are not likely. However, if such legislation were to be adopted, EFCH’s costs of compliance could be material.

In December 2009, the EPA issued a finding that GHG emissions endanger human health and the environment and that emissions from motor vehicles contribute to that endangerment. The EPA’s finding required it to begin regulating GHG emissions from motor vehicles and ultimately stationary sources under existing provisions of the federal Clean Air Act. Following its endangerment finding, the EPA took three regulatory actions with respect to the control of GHG emissions. First, in March 2010, the EPA completed a reconsideration of a memorandum issued in December 2008 by then EPA Administrator Stephen Johnson on the issue of when the Clean Air Act’s Prevention of Significant Deterioration (PSD) program would apply to newly identified pollutants such as GHG’s. The EPA determined that the Clean Air Act’s PSD permit requirements would apply when a nation-wide rule requiring the control of a pollutant takes effect. Under this determination, PSD permitting requirements became applicable to GHG emissions from planned stationary sources or planned modifications to stationary sources that had not been issued a PSD permit by January 2, 2011 – the first date that new motor vehicles must meet the new GHG standards. Second, in April 2010, the EPA adopted GHG emission standards for certain new motor vehicles. Third, in June 2010, the EPA finalized its so-called “tailoring rule” that established new thresholds of GHG emissions for the applicability of permits under the Clean Air Act for stationary sources, including EFCH’s power generation facilities. The EPA’s tailoring rule defines the threshold of GHG emissions for determining applicability of the Clean Air Act’s PSD and Title V permitting programs at levels greater than the emission thresholds contained in the Clean Air Act. In December 2010, the EPA announced agreements with state and environmental groups to propose New Source Performance Standards for electric power plants by July 2011 and to finalize those standards by May 2012. In addition, in September 2009, the EPA issued a final rule requiring the reporting, by March 2011, of calendar year 2010 GHG emissions from specified large GHG emissions sources in the US (such reporting rule would apply to EFCH’s lignite/coal-fueled generation facilities). If limitations on emissions of GHGs from existing sources are enacted, EFCH’s costs of compliance could be material.

In December 2010, in response to the State of Texas’s indication that it would not take regulatory action to implement the EPA’s tailoring rule, the EPA adopted a rule to take over the issuance of permits for GHG emissions from the Texas Commission on Environmental Quality (TCEQ). The State of Texas is challenging that rule and the GHG permitting rules through litigation and has refused to implement the GHG permitting rules issued by the EPA. A number of members of the US Congress from both parties have introduced legislation to either block or delay EPA regulation of GHGs under the Clean Air Act, and legislative activity in this area over the next year is possible.

In September 2009, the US Court of Appeals for the Second Circuit issued a decision in the case of State of Connecticut v. American Electric Power Company Inc. holding that various states, a municipality and certain private trusts have standing to sue and have sufficiently alleged a cause of action under the federal common law of nuisance for injuries allegedly caused by the defendant power generation companies’ emissions of GHGs. The decision does not address the merits of the nuisance claim. The US Supreme Court has agreed to review the Second Circuit’s decision.

In October 2009, the US Court of Appeals for the Fifth Circuit issued a decision in the case of Comer v. Murphy Oil USA reversing the district court’s dismissal of the case and holding that certain Mississippi residents did have standing to pursue state law nuisance, negligence and trespass claims for injuries purportedly suffered because the defendants’ emissions of GHGs allegedly increased the destructive force of Hurricane Katrina. The Fifth Circuit subsequently agreed to rehear the case, but then dismissed the appeal in its entirety when several judges recused themselves in the case. The Fifth Circuit’s order dismissing the appeal and vacating the earlier panel’s decision had the effect of reinstating the district court’s original dismissal of the case. In January 2011, the US Supreme Court rejected the plaintiffs’ request that their appeal be reinstated in the Fifth Circuit.

In September 2009, the US District Court for the Northern District of California issued a decision in the case of Native Village of Kivalina v. ExxonMobil Corporation dismissing claims asserted by an Eskimo village that emissions of GHGs from approximately 24 oil and energy companies are causing global warming, which has damaged the arctic sea ice that protects the village from winter storms and erosion. The court dismissed the claims because they raised political (not judicial) questions and because plaintiffs lacked standing to sue. An appeal of the district court’s decision is currently pending in the US Court of Appeals for the Ninth Circuit.

While EFCH is not a party to these suits, they could encourage or form the basis for a lawsuit asserting similar nuisance claims regarding emissions of GHGs. If any similar suit is successfully asserted against EFCH in the future, it could have a material adverse effect on EFCH’s business, results of operations and financial condition.

State and Regional Level — There are currently no Texas state regulations in effect concerning GHGs, and there are no regional initiatives concerning GHGs in which the State of Texas is a participant. EFCH opposes state-by-state regulation of GHGs. In October 2009, Public Citizen Inc. filed a lawsuit against the TCEQ and its commissioners seeking to compel the TCEQ to regulate GHG emissions under the Texas Clean Air Act. The Attorney General of Texas has filed special exceptions to the Public Citizen pleading. EFCH is not a party to this litigation.

International Level — The US currently is not a party to the Kyoto Protocol, which is a protocol to the United Nations Framework Convention on Climate Change (UNFCCC). The United Nations’ Kyoto Protocol process generally requires developed countries to cap GHG emissions at certain levels during the 2008 to 2012 time period. At the conclusion of the December 2007 United Nations Climate Change Conference, the Bali Action Plan was adopted, which identifies a work group, process and timeline for the consideration of possible post-2012 international actions to further address climate change. In December 2009, leaders of developed and developing countries met in Copenhagen under the UNFCCC and issued the Copenhagen Accord. The Copenhagen Accord provides a mechanism for countries to make economy-wide GHG emission mitigation commitments for reducing emissions of GHGs by 2020 and provides for developed countries to fund GHG emission mitigation projects in developing countries. President Obama participated in the development of, and endorsed, the Copenhagen Accord. In January 2010, the US informed the United Nations that it would reduce GHG emissions by 17% from 2005 levels by 2020, contingent on Congress passing climate change legislation.

EFCH continues to assess the risks posed by possible future legislative or regulatory changes pertaining to GHG emissions. Because some of the proposals described above are in their formative stages, EFCH is unable to predict the potential effects on its business, financial condition and/or results of operations; however, any such effects could be material. The effect will depend, in large part, on the specific requirements of the legislation or regulation and how much, if any, of the costs are included in wholesale electricity prices.

EFCH’s Voluntary Energy Efficiency, Renewable Energy, and Global Climate Change Efforts — EFCH is considering, or expects to be actively engaged in, business activities that could result in reduced GHG emissions including:

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Investing in Energy Efficiency or Related Initiatives — EFCH expects to invest $100 million in BrightenSM energy saving solutions (energy efficiency) or related initiatives over a five-year period that began in 2008, including software- and hardware-based services deployed behind the meter. These programs leverage advanced meter interval data and in-home devices to provide usage and other information and insights to customers, as well as to control energy-consuming equipment. Examples of these initiatives include: the TXU Energy Electricity Usage Report, an electronic report which shows residential usage by week; the BrightenSM Personal Energy Advisor, an online energy audit tool with personalized tips and projects for saving electricity; the BrightenSM Online Energy Store that provides customers the opportunity to purchase hard-to-find, cost-effective energy-saving products; the BrightenSM Power Monitor, an in-home display device that enables residential customers to monitor whole-house energy usage and cost in real-time and projects month-end bill amounts; the BrightenSM iThermostat, a web-enabled programmable thermostat with a load control feature for cycling air conditioners during times of peak energy demand; time-based electricity rates that work in conjunction with advanced metering infrastructure; rate plans that include electricity from renewable resources; the BrightenSM Energy Efficiency Assistance Program that delivers products and services, as well as grants through social service agencies, to save energy at participating low income customer homes and apartment complexes; a program to refer customers to energy efficiency contractors, and the provision of rebates to business customers for purchasing new energy efficient equipment for their facilities through the Energy Efficiency Rebate Program;

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Purchasing Electricity from Renewable Sources — EFCH expects to remain a leader in the ERCOT market in providing electricity from renewable sources by purchasing up to 1,500 MW of wind power. EFCH’s total wind power portfolio is currently more than 900 MW;

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Promoting the Use of Solar Power — TXU Energy provides qualified customers, through its Solar Lease program, the ability to finance the addition of solar panels to their homes. TXU Energy also purchases surplus renewable distributed generation from qualified customers. In addition, TXU Energy’s Solar Academy works with Texas school districts to teach and demonstrate the benefits of solar power;

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Investing in Technology — EFCH continues to evaluate the development and commercialization of cleaner power facility technologies; technologies that support sequestration and/or reduction of CO2; incremental renewable sources of electricity, including wind and solar power; energy storage, including advanced battery and compressed air storage, as well as related technologies that seek to lower emissions intensity. Additionally, EFCH continues to explore and participate in opportunities to accelerate the adoption of electric cars and plug-in hybrid electric vehicles that have the potential to reduce overall GHG emissions and is furthering the advance of such vehicles by supporting, and helping develop infrastructure for, networks of charging stations for electric vehicles;

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Evaluating the Development of a New Nuclear Generation Facility — EFCH has filed an application with the NRC for combined construction and operating licenses for up to 3,400 MW of new nuclear generation capacity (the lowest GHG emission source of baseload generation currently available) at its Comanche Peak nuclear generation facility. In addition, EFCH has (i) filed a loan guarantee application with the DOE for financing of the proposed units and (ii) formed a joint venture with Mitsubishi Heavy Industries Ltd. (MHI) to further develop the units using MHI’s US-Advanced Pressurized Water Reactor technology, and

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Offsetting GHG Emissions by Planting Trees — EFCH is engaged in a number of tree planting programs that offset GHG emissions, resulting in the planting of over 1.3 million trees in 2010. The majority of these trees were planted as part of EFCH’s mining reclamation efforts but also include TXU Energy’s Urban Tree Farm program, which has planted more than 165,000 trees since its inception in 2002.

Other Recent EPA Actions — The EPA has recently completed several regulatory actions establishing new requirements for control of certain emissions from sources that include lignite/coal-fueled generation facilities. It is also currently considering several other regulatory actions, as well as contemplating future additional regulatory actions, (the more material of which are discussed further below) in each case that may affect EFCH’s lignite/coal-fueled generation facilities.

Each of EFCH’s lignite/coal-fueled generation facilities is currently equipped with substantial emissions control equipment, including equipment installed as part of EFCH’s commitment (in connection with the construction of the three recently completed lignite-fueled generation units) to reduce emissions of NOx, SO2 and mercury through the installation of emissions control equipment at both new and existing units and fuel blending at some existing units. All of EFCH’s lignite/coal-fueled generation facilities are equipped with activated carbon injection systems to reduce mercury emissions. Flue gas desulfurization systems designed primarily to reduce SO2 emissions are installed at Oak Grove Units 1 and 2, Sandow Units 4 and 5, Martin Lake Units 1, 2, and 3, and Monticello Unit 3. Selective catalytic reduction systems designed to reduce NOx emissions are installed at Oak Grove Units 1 and 2 and Sandow Unit 4. Selective non-catalytic reduction systems designed to reduce NOx emissions are installed at Sandow Unit 5, Monticello Units 1, 2, and 3, and Big Brown Units 1 and 2. Fabric filter systems designed primarily to reduce particulate matter emissions are installed at Oak Grove Units 1 and 2, Sandow Unit 5, Monticello Units 1 and 2, and Big Brown Units 1 and 2. Electrostatic precipitator systems designed primarily to reduce particulate matter emissions are installed at Sandow Unit 4, Martin Lake Units 1, 2, and 3, Monticello Units 1, 2, and 3, and Big Brown Units 1 and 2. Sandow Unit 5 uses a fluidized bed combustion process that facilitates control of NOx and SO2. Flue gas desulfurization systems, fabric filter systems, and electrostatic precipitator systems also assist in reducing mercury and other emissions.

There is no assurance that the currently installed emissions control equipment at EFCH’s lignite/coal-fueled generation facilities will satisfy the requirements under any future EPA or TCEQ regulations. Some of the potential EPA or TCEQ regulatory actions could require EFCH to install significant additional control equipment, resulting in material costs of compliance for its generation units, including capital expenditures and higher operating costs. These costs could result in material adverse effects on EFCH’s financial condition, liquidity and results of operations.

Sulfur Dioxide, Nitrogen Oxide and Mercury Air Emissions

The EPA has promulgated Acid Rain Program rules that require fossil-fueled plants to have sufficient SO2 emission allowances and meet certain NOx emission standards. EFCH’s generation plants meet these SO2 allowance requirements and NOx emission rates.

In 2005, the EPA issued a final rule to further reduce SO2 and NOx emissions from power plants. The SO2 and NOx reductions required under the Clean Air Interstate Rule (CAIR), which were required to be phased in between 2009 and 2015, were based on a cap and trade approach (market-based) in which a cap was put on the total quantity of emissions allowed in 28 eastern states (including Texas). Emitters were required to have allowances for each ton emitted, and emitters were allowed to trade emissions under the cap. In July 2008, the US Court of Appeals for the D.C. Circuit (D.C. Circuit Court) vacated CAIR. In December 2008, in response to an EPA petition, the D.C. Circuit Court reversed, in part, its previous ruling. Such reversal confirmed CAIR is not valid, but allowed it to remain in place while the EPA revises CAIR to correct the previously identified shortcomings. In July 2010, the EPA released a proposed rule called the Clean Air Transport Rule (CATR). The CATR, as proposed, would replace CAIR in 2012 and would require no additional emission reductions for Luminant. However, EFCH cannot predict the impact of a final rule on its business, results of operations and financial condition. See Note 2 to our December 31, 2010 Financial Statements for discussion of the impairment of emission allowances intangible assets in 2008.

SO2 reductions required under the proposed regional haze/visibility rule (or so-called BART rule) only apply to units built between 1962 and 1977. The reductions are required on a unit-by-unit basis. In February 2009, the TCEQ submitted a State Implementation Plan (SIP) concerning regional haze to the EPA, which EFCH believes will not have a material impact on its generation facilities. The EPA has not made a decision on this SIP submittal.

The Clean Air Act requires each state to monitor air quality for compliance with federal health standards. The EPA is required to periodically review, and if appropriate, revise all national ambient quality standards. The standards for ozone are not being achieved in several areas of Texas. The TCEQ adopted SIP rules in May 2007 to deal with eight-hour ozone standards, which required NOx emission reductions from certain of EFCH’s peaking natural gas-fueled units in the Dallas-Fort Worth area. In March 2008, the EPA made the eight-hour ozone standards more stringent. In January 2010, the EPA proposed to further reduce the eight-hour ozone standard and to adopt a secondary standard for the protection of sensitive vegetation from ozone-related damage. Since the EPA projects that SIP rules to address attainment of these new more stringent standards will not be required until December 2013, EFCH cannot yet predict the impact of this action on its generation facilities. In January 2010, the EPA added a new one-hour NOx National Ambient Air Quality standard that may require actions within Texas to reduce emissions. The TCEQ will be required to revise its monitoring network and submit an implementation plan with compliance required no earlier than January 2021. In June 2010, the EPA adopted a new one-hour SO2 national ambient air quality standard that may require action within Texas to reduce SO2 emissions. The TCEQ will be required to conduct modeling and develop an implementation plan by 2014, pursuant to which compliance will be required by 2017, according to the EPA’s implementation timeline. EFCH cannot predict the impact of the new standards on its business, results of operations or financial condition until the TCEQ adopts (if required) an implementation plan with respect to the standards.

In 2005, the EPA also published a final rule requiring reductions of mercury emissions from lignite/coal-fueled generation plants. The Clean Air Mercury Rule (CAMR) was based on a nationwide cap and trade approach. The mercury reductions were required to be phased in between 2010 and 2018. In March 2008, the D.C. Circuit Court vacated CAMR. In February 2009, the US Supreme Court refused to hear the appeal of the D.C. Circuit Court’s ruling. The EPA agreed in a consent decree submitted for court approval to propose Maximum Achievable Control Technology rules by March 2011 and finalize those rules by November 2011. EFCH cannot predict the substance of any final EPA regulations on such hazardous air pollutants. However, the EPA has informally indicated that recently proposed regulations regarding hazardous air pollutants from industrial boilers may serve as a template for the forthcoming electricity generation unit regulations. The industrial boiler regulations, if applied to electricity generation units, would likely require material capital expenditures for additions to control equipment at EFCH’s lignite/coal-fueled generation facilities.

In September 2010, the EPA disapproved a portion of the SIP pursuant to which the TCEQ implements its program to achieve the EPA’s National Ambient Air Quality Standards (NAAQS) under the Clean Air Act. The EPA disapproved the Texas standard permit for pollution control projects. EFCH holds several permits issued pursuant to the TCEQ standard permit conditions for pollution control projects. EFCH has challenged the EPA’s disapproval by filing a lawsuit in the US Court of Appeals for the Fifth Circuit arguing that the TCEQ’s adoption of the standard permit conditions for pollution control projects was consistent with the Clean Air Act. EFCH has also formally asked the EPA to stay, reconsider or clarify its disapproval. If the EPA declines to stay or reconsider its disapproval, EFCH asked the EPA to clarify whether it intends that entities, including EFCH, who obtained such permits for pollution control projects should stop operating the pollution control equipment permitted under the standard permit conditions. EFCH cannot predict the outcome of the litigation or the EPA’s response to EFCH’s request.

In November 2010, the EPA disapproved a different portion of the SIP under which the TCEQ had been phasing out a long-standing exemption for certain emissions that unavoidably occur during startup, shutdown and maintenance activities and replacing that exemption with a more limited affirmative defense that will itself be phased out and replaced by TCEQ-issued generation facility-specific permit conditions. EFCH, like many other electricity generation facility operators in Texas, have asserted applicability of the exemption or affirmative defense, and the TCEQ has not objected to that assertion. EFCH has also applied for the generation facility-specific permit conditions. The TCEQ is currently reviewing these applications. EFCH has challenged the EPA’s disapproval by filing a lawsuit in the US Court of Appeals for the Fifth Circuit arguing that the TCEQ’s adoption of the affirmative defense and phase-out of that affirmative defense as permits are issued is consistent with the Clean Air Act. EFCH cannot predict the outcome of this litigation.

In January 2011, the EPA retroactively disapproved a portion of the SIP pursuant to which the TCEQ issued permits for certain formerly non-permitted “grandfathered” facilities approximately 10 years ago. EFCH holds such permits. The EPA took this action despite acknowledging that emissions covered by these standard permits do not threaten attainment or maintenance of the NAAQS under the Clean Air Act. EFCH intends to challenge the EPA’s disapproval by filing a lawsuit in the US Court of Appeals for the Fifth Circuit arguing that the TCEQ’s adoption of the standard permit was consistent with the Clean Air Act. If the EPA’s action stands, and if it causes EFCH to undertake additional permitting activity and install additional emissions control equipment at EFCH’s affected generation facilities, EFCH could incur material capital expenditures.

EFCH believes that it holds all required emissions permits for facilities in operation. If the TCEQ adopts implementation plans that require EFCH to install additional emissions controls, or if the EPA adopts more stringent requirements through any of the number of potential rulemaking activities in which it is or may be engaged, EFCH could incur material capital expenditures, higher operating costs and potential production curtailments, resulting in material adverse effects on its financial condition, liquidity and results of operations.

Water

The TCEQ and the EPA have jurisdiction over water discharges (including storm water) from facilities in Texas. EFCH believes its facilities are presently in material compliance with applicable state and federal requirements relating to discharge of pollutants into water. EFCH believes it holds all required waste water discharge permits from the TCEQ for facilities in operation and have applied for or obtained necessary permits for facilities under construction. EFCH also believes it can satisfy the requirements necessary to obtain any required permits or renewals.

EFCH recently obtained a renewed and amended permit for discharge of waste water from its Oak Grove generation facility. Opponents to that permit renewal have initiated a challenge in Travis County, Texas District Court. EFCH and the State of Texas are defending the issuance of the permit. EFCH cannot predict the outcome of the litigation. If the permit is ultimately rejected by the courts, and EFCH is required to undertake additional permitting activity and install additional temperature-control equipment, EFCH could incur material capital expenditures, which could result in material adverse effects on its results of operations, liquidity and financial condition. (See Note 9 to our December 31, 2010 Financial Statements.)

Diversion, impoundment and withdrawal of water for cooling and other purposes are subject to the jurisdiction of the TCEQ and the EPA. EFCH believes it possesses all necessary permits for these activities from the TCEQ for its present operations. Clean Water Act Section 316(b) regulations pertaining to existing water intake structures at large generation facilities were published by the EPA in 2004. As prescribed in the regulations, EFCH began implementing a monitoring program to determine the future actions that might need to be taken to comply with these regulations. In January 2007, a federal court ruled against the EPA in a lawsuit brought by environmental groups challenging aspects of these regulations, and in July 2007, the EPA announced that it was suspending the regulations pending further rulemaking. The US Supreme Court issued a decision in April 2009 reversing the federal court’s decision, in part, and finding that the EPA permissibly used cost-benefit analysis in the Section 316(b) regulations. In the absence of regulations, the EPA has instructed the states implementing the Section 316(b) program to use best professional judgment in reviewing applications and issuing permits under Section 316(b). The EPA has entered into a settlement agreement that requires it to propose new rules by March 2011 and to finalize those rules by July 2012. EFCH cannot predict the impact on its operations of the suspended regulations or of new regulations that replace them.

Radioactive Waste

EFCH currently ships low-level waste material to a disposal facility outside of Texas. Under the federal Low-Level Radioactive Waste Policy Act of 1980, as amended, the State of Texas is required to provide, either on its own or jointly with other states in a compact, for the disposal of all low-level radioactive waste generated within the state. The State of Texas has agreed to a compact for a disposal facility that would be located in Texas. That compact was ratified by Congress and signed by the President in 1998. In 2003, the State of Texas enacted legislation allowing a private entity to be licensed to accept low-level radioactive waste for disposal, and in 2004 the State received a license application from such an entity for review. In January 2009, the TCEQ approved this permit. EFCH expects to continue to ship low-level waste material off-site for as long as an alternative disposal site is available. Should existing off-site disposal become unavailable, the low-level waste material will be stored on-site. (See discussion under “Luminant — Nuclear Generation Operations” above.) A rate case is currently before the TCEQ to determine the rates to be charged by the owner of waste disposal facilities to customers (potentially including TCEH) for disposal of low-level radioactive waste in Texas.

EFCH believes its on-site used nuclear fuel storage capability is sufficient for a minimum of three years. The nuclear industry is continuing to review ways to enhance security of used-fuel storage with the NRC to fully utilize physical storage capacity. Future on-site used nuclear fuel storage capability will require the use of the industry technique of dry cask storage.

Solid Waste, Including Fly Ash Associated with Lignite/Coal-Fueled Generation

Treatment, storage and disposal of solid waste and hazardous waste are regulated at the state level under the Texas Solid Waste Disposal Act and at the federal level under the Resource Conservation and Recovery Act of 1976, as amended, and the Toxic Substances Control Act. The EPA has issued regulations under the Resource Conservation and Recovery Act of 1976 and the Toxic Substances Control Act, and the TCEQ has issued regulations under the Texas Solid Waste Disposal Act applicable to EFCH’s facilities. EFCH believes it is in material compliance with all applicable solid waste rules and regulations. In addition, EFCH has registered solid waste disposal sites and has obtained or applied for permits required by such regulations.

In December 2008, an ash impoundment facility at a Tennessee Valley Authority (TVA) site ruptured releasing a significant quantity of coal ash slurry. No impoundment failures of this magnitude have ever occurred at any of EFCH’s impoundments, which are significantly smaller than the TVA’s and are inspected on a regular basis. EFCH routinely samples groundwater monitoring wells to ensure compliance with all applicable regulations. As a result of the TVA ash impoundment failure, in May 2010, the EPA released a proposed rule that considers regulating coal combustion residuals as either a hazardous waste or a non-hazardous waste. EFCH is unable to predict the requirements of a final rule; however, the potential cost of compliance could be material.

The EPA issued a notice in December 2009 that it had identified several industries, including the electric power industry, which should be subject to financial responsibility requirements under the Comprehensive Environmental Response, Compensation and Liability Act consistent with the risk associated with their production, transportation, treatment, storage or disposal of hazardous substances. The EPA indicated in its notice that it would develop regulations that define the scope of those financial responsibility requirements. EFCH does not know, at this time, the scope of these requirements, nor is EFCH able to estimate the potential cost (which could be material) of complying with any such new requirements.

Environmental Capital Expenditures

Capital expenditures for EFCH’s environmental projects totaled $106 million in 2010 and are expected to total approximately $75 million in 2011, consisting primarily of environmental projects at existing lignite/coal-fueled generation plants. The 2010 amount is exclusive of emissions control equipment investment as part of the three-unit generation development program, which totaled approximately $500 million over the construction period. See discussion above under “Luminant — Lignite/Coal-Fueled Generation Operations” regarding planned investments in emissions control systems.

Legal and Administrative Proceedings

Litigation Related to Generation Facilities

In November 2010, an administrative appeal challenging the decision of the TCEQ to renew and amend Oak Grove Management Company LLC’s (Oak Grove) (a wholly-owned subsidiary of TCEH) Texas Pollutant Discharge Elimination System (TPDES) permit related to water discharges was filed by Robertson County: Our Land, Our Lives and Roy Henrichson in the Travis County, Texas District Court. Plaintiffs seek a reversal of the TCEQ’s order and a remand back to the TCEQ for further proceedings. In addition to this administrative appeal, in November 2010, two other petitions were filed in Travis County, Texas District Court by Sustainable Energy and Economic Development Coalition and Paul and Lisa Rolke, respectively, who were non-parties to the administrative hearing before the State Office of Administrative Hearings, challenging the TCEQ’s decision to renew and amend Oak Grove’s TPDES permit and asking the District Court to remand the matter to the TCEQ for further proceedings. Although EFCH cannot predict the outcome of these proceedings, EFCH believes that the renewal and amendment of the Oak Grove TPDES permit are protective of the environment and that the application for and the processing of Oak Grove’s TPDES permit renewal and amendment by the TCEQ were in accordance with applicable law. There can be no assurance that the outcome of these matters would not result in an adverse impact on EFCH’s financial condition, results of operations or liquidity.

In September 2010, the Sierra Club filed a lawsuit in the US District Court for the Eastern District of Texas (Texarkana Division) against EFH Corp. and Luminant Generation Company LLC (a wholly-owned subsidiary of TCEH) for alleged violations of the Clean Air Act at Luminant’s Martin Lake generation facility. While EFCH is unable to estimate any possible loss or predict the outcome of the litigation, EFCH believes that the Sierra Club’s claims are without merit, and intends to vigorously defend this litigation. In addition, in February 2010, the Sierra Club informed Luminant that it may sue Luminant, after the expiration of a 60-day waiting period, for allegedly violating federal Clean Air Act provisions in connection with Luminant’s Big Brown generation facility. Subsequently, in December 2010, Sierra Club informed Luminant that it may sue Luminant, after the expiration of a 60-day waiting period, for allegedly violating federal Clean Air Act provisions in connection with Luminant’s Monticello generation facility. EFCH cannot predict whether the Sierra Club will actually file suit or the outcome of any resulting proceedings.

Regulatory Reviews

In June 2008, the EPA issued a request for information to TCEH under the EPA’s authority under Section 114 of the Clean Air Act. The stated purpose of the request is to obtain information necessary to determine compliance with the Clean Air Act, including New Source Review Standards and air permits issued by the TCEQ for the Big Brown, Monticello and Martin Lake generation facilities. Historically, as the EPA has pursued its New Source Review enforcement initiative, companies that have received a large and broad request under Section 114, such as the request received by TCEH, have in many instances subsequently received a notice of violation from the EPA, which has in some cases progressed to litigation or settlement. The company is cooperating with the EPA and is responding in good faith to the EPA’s request, but is unable to predict the outcome of this matter.

Other Proceedings

In addition to the above, EFCH is involved in various other legal and administrative proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect on its financial position, results of operations or cash flows.

MANAGEMENT

Managers of TCEH

The names of TCEH’s managers and information about them, as furnished by the managers themselves, are set forth below:

Name	Age	Served As Manager Since	Business Experience
Frederick M. Goltz	39	2007	Frederick M. Goltz has served as a Manager of TCEH since October 2007. He has been with Kohlberg Kravis Roberts and Co., L.P. (KKR) for 15 years. Mr. Goltz has played a significant role in the development of many of the themes pursued by KKR in the energy space, including those related to integrated utilities, merchant generation, and oil and gas exploration and production. He now heads KKR’s Mezzanine Fund headquartered in San Francisco. He is also a director of EFH Corp., and EFCH. During the past five years, Mr. Goltz also served on the boards of Accuride Corp. and Texas Genco Holdings, Inc.

Paul M. Keglevic	57	2010	Paul M. Keglevic has served as a Manager of TCEH since July 2010. Before joining EFH Corp. and its subsidiaries, Mr. Keglevic was an audit partner at PricewaterhouseCoopers (“PWC”). Mr. Keglevic was PWC’s Utility Sector Leader from 2002 to 2008 and Clients and Sector Assurance Leader from 2007 to 2008.

Scott Lebovitz	35	2007	Scott Lebovitz has served as a Manager of TCEH since October 2007. He joined Goldman, Sachs & Co. in 1997 and has been a Managing Director in its Principal Investment Area since 2007. Mr. Lebovitz serves on the boards of both public and private companies, including CVR Energy, Inc., EFH Corp. and EFCH.

Michael MacDougall	40	2007	Michael MacDougall has served as a Manager of TCEH since October 2007. He is a partner of TPG. Mr. MacDougall leads the firm’s global energy and natural resources investing efforts. Prior to joining TPG in 2002, Mr. MacDougall was a vice president in the Principal Investment Area of the Merchant Banking Division of Goldman, Sachs & Co., where he focused on private equity and mezzanine investments. Mr. MacDougall is a director of both public and private companies, including Copano Energy, L.L.C., Graphic Packaging Holding Company, Harvester Holdings, LLC and its two subsidiaries, Petro Harvester Oil and Gas, LLC and 2CO Energy Limited, Kraton Performance Polymers Inc., Northern Tier Energy, LLC, EFH Corp., and EFCH, and is a director of the general partner of Valerus Compression Services, L.P. During the past five years, he also served on the boards of Aleris International and Texas Genco LLC prior to its sale to NRG Energy, Inc. in February 2006. Mr. MacDougall also serves as the Chairman of the Board of The Opportunity Network and is a member of the Board of the Dwight School Foundation and Islesboro Affordable Property.

John F. Young	54	2010	John F. Young has served as a Manager of TCEH since July 2010. Before joining EFH Corp. and its subsidiaries, Mr. Young served in many leadership roles at Exelon Corporation from March 2003 to January 2008, including Executive Vice President of Finance and Markets and Chief Financial Officer of Exelon Corporation; President of Exelon Generation; and President and Chief Operating Officer of Exelon Power. Prior to joining Exelon, Mr. Young was Senior Vice President of Sierra Pacific Resources Corporation.

Directors of TCEH Finance

The names of TCEH Finance’s directors and information about them, as furnished by the directors themselves, are set forth below:

Name	Age	Served As Director Since	Business Experience
John F. Young	54	2008	John F. Young has served as a Director of TCEH Finance since April 2008. Before joining EFH Corp. and its subsidiaries, Mr. Young served in many leadership roles at Exelon Corporation from March 2003 to January 2008, including Executive Vice President of Finance and Markets and Chief Financial Officer of Exelon Corporation; President of Exelon Generation; and President and Chief Operating Officer of Exelon Power. Prior to joining Exelon, Mr. Young was Senior Vice President of Sierra Pacific Resources Corporation.

Paul M. Keglevic	57	2008	Paul M. Keglevic has served as a Director of TCEH Finance since July 2008. Before joining EFH Corp. and its subsidiaries, Mr. Keglevic was an audit partner at PricewaterhouseCoopers (“PWC”). Mr. Keglevic was PWC’s Utility Sector Leader from 2002 to 2008 and Clients and Sector Assurance Leader from 2007 to 2008.

Manager/Director Qualifications

When considering whether the managers and directors have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board of Managers of TCEH (the “TCEH Board”) and the Board of Directors of TCEH Finance (the “TCEH Finance Board”) to satisfy their oversight responsibilities effectively in light of TCEH’s and TCEH Finance’s business and structure, respectively, the TCEH Board and TCEH Finance Board focused primarily on the information in each of the manager’s or director’s biographical information set forth above. In addition, TCEH believes that each of its managers and each of TCEH Finance’s directors possesses high ethical standards, acts with integrity, and exercises careful judgment. Each is committed to employing his skills and abilities in the long-term interests of TCEH, TCEH Finance and their stakeholders. Finally, each of the managers serving on the TCEH Board and each of the directors serving on the TCEH Finance Board is knowledgeable and experienced in business and civic endeavors, further qualifying them for service as members of the TCEH Board and/or the TCEH Finance Board.

Executive Officers

The names and information regarding TCEH’s and TCEH Finance’s executive officers, as furnished by the executive officers themselves, are set forth below:

Name of Officer	Age	Positions and Offices Presently Held	Date First Elected to Present Offices	Business Experience (Preceding Five Years)
John F. Young	54	President and Chief Executive	April 2008	John F. Young was elected President and Chief Executive of TCEH in April 2008. Before joining EFH Corp. and its subsidiaries, Mr. Young served in many leadership roles at Exelon Corporation from March 2003 to January 2008, including Executive Vice President of Finance and Markets and Chief Financial Officer of Exelon Corporation; President of Exelon Generation; and President and Chief Operating Officer of Exelon Power. Prior to joining Exelon, Mr. Young was Senior Vice President of Sierra Pacific Resources Corporation.

James A. Burke	42	President and Chief Executive of TXU Energy	August 2005	James A. Burke was elected President and Chief Executive of TXU Energy in August 2005. Previously, Mr. Burke was Senior Vice President Consumer Markets of TXU Energy.

David A. Campbell	42	President and Chief Executive of Luminant	June 2008	David A. Campbell was elected President and Chief Executive of Luminant in June 2008. Mr. Campbell was Executive Vice President and Chief Financial Officer of EFH Corp. from April 2007 to June 2008 having previously served as Acting Chief Financial Officer beginning in March 2006 and as Executive Vice President for Corporate Planning, Strategy & Risk when he joined EFH Corp. in May 2004.

Paul M. Keglevic	57	Executive Vice President and Chief Financial Officer	July 2008	Paul M. Keglevic was elected Executive Vice President and Chief Financial Officer of TCEH in July 2008. Before joining EFH Corp. and its subsidiaries, Mr. Keglevic was an audit partner at PWC. Mr. Keglevic was PWC’s Utility Sector Leader from 2002 to 2008 and Clients and Sector Assurance Leader from 2007 to 2008.

M. A. McFarland	41	Executive Vice President and Chief Commercial Officer of Luminant	July 2008	M. A. McFarland was elected Executive Vice President and Chief Commercial Officer of Luminant in July 2008. Before joining Luminant, Mr. McFarland served as Senior Vice President of Mergers, Acquisitions and Divestitures and as a Vice President in the wholesale marketing and trading division power team at Exelon.

There is no family relationship between any of the above-named executive officers.

EXECUTIVE COMPENSATION

Introductory Note

TCEH’s and TCEH Finance’s executive officers are comprised of executive officers of our parent company, EFH Corp. Consequently, TCEH’s and TCEH Finance’s named executive officers are also named executive officers of EFH Corp. All compensation matters, including compensation philosophy, are administered by EFH Corp. As a result, set forth below is substantially the same executive compensation disclosure publicly filed with the SEC by EFH Corp. on February 18, 2011 in EFH Corp.’s Annual Report on Form 10-K. References in this “Executive Compensation” section to “we,” “our” and “us” refer to EFH Corp.

Organization and Compensation Committee

The Organization and Compensation Committee (the “O&C Committee”) of EFH Corp.’s Board of Directors (the “Board”) is comprised of four non-employee directors: Arcilia C. Acosta, Donald L. Evans, Marc S. Lipschultz and Kenneth Pontarelli. The primary responsibility of the O&C Committee is to:

•

determine and oversee the compensation program of EFH Corp. and its subsidiaries (other than the Oncor Ring-Fenced Entities), including making recommendations to the Board with respect to the adoption, amendment or termination of compensation and benefits plans, arrangements, policies and practices;

•

evaluate the performance of EFH Corp.’s Chief Executive Officer (the “CEO”) and the other executive officers of EFH Corp. and its subsidiaries (other than the Oncor Ring-Fenced Entities) (collectively, the “executive officers”), including all of the executive officers named in the Summary Compensation Table (the “Named Executive Officers”), and

•	approve executive compensation based on those evaluations.

Compensation Risk Assessment

EFH Corp.’s management has determined that the risks arising from EFH Corp.’s compensation policies and practices are not reasonably likely to have a material adverse effect on EFH Corp. This determination was based upon, among other things, the following: (1) the mix of cash and equity payouts at various compensation levels; (2) the performance time horizons used by our plans; (3) the use of financial performance metrics that are readily monitored and reviewed; (4) the equity investment that most of our senior and middle management employees have in EFH Corp. common stock; (5) the lack of an active trading market and other impediments to liquidity associated with EFH Corp. common stock; (6) the incorporation of both operational and financial goals and individual performance modifiers; (7) the inclusion of maximum caps and other plan-based mitigants on the amount of certain of our awards; (8) multiple levels of review and approval of awards (including approval of our O&C Committee with respect to awards to executive officers and awards to other employees that exceed monetary thresholds); and (9) our internal risk review and assessment processes.

Compensation Discussion and Analysis

Compensation of the CEO

In determining the compensation of the CEO, the O&C Committee annually follows a thorough and detailed process. At the end of each year, the O&C Committee reviews a self-assessment prepared by the CEO regarding his performance and the performance of our businesses and meets (with and without the CEO) to evaluate and discuss his performance and the performance of our businesses.

In addition to conducting an annual review of the CEO’s performance, the O&C Committee periodically uses independent compensation consultants to assess the compensation of the CEO against a variety of market reference points and competitive data, including the compensation practices of a number of companies that we consider to comprise our peer group, size-adjusted energy services industry survey data and size-adjusted general industry survey data. While the O&C Committee tries to ensure that the bulk of the CEO’s compensation is directly linked to his performance and the performance of our businesses, the O&C Committee also seeks to set his compensation in a manner that is competitive for retention purposes. The most recent assessment of the CEO’s compensation was performed in late 2010, when the O&C Committee engaged Pay Governance LLC to perform a competitive analysis of the CEO’s compensation. In December 2010, Pay Governance delivered its report to the O&C Committee, which report included market data for a peer group composed of the following companies:

Allegheny Energy, Inc.	Ameren Corp.	American Electric Power Co. Inc
Calpine Corp.	Constellation Energy Group Inc.	Dominion Resources Inc.
Duke Energy Corp.	Edison International	Entergy Corp.
Exelon Corp.	FirstEnergy Corp.	GenOn Energy, Inc.
NextEra Energy, Inc.	NRG Energy, Inc.	PPL Corp.
Progress Energy Inc.	Public Service Enterprise Group Inc.	Southern Co.
Xcel Energy Inc.

The data for CEO compensation of the peer group was developed at both the 50th and 75th percentiles of market in order to provide the O&C Committee with a broad market view and multiple benchmarks. The O&C Committee targets total direct compensation at approximately the 75th percentile of the peer group.

While the O&C Committee considers market reference points and competitive data in determining the appropriate compensation of the CEO (and the other executive officers), the O&C Committee also considers qualitative and subjective factors that are more specific to EFH Corp. in making such determinations. One such factor is that EFH Corp. is a highly-leveraged, privately-owned company.

After a comprehensive review of the CEO’s performance and the performance of our businesses in 2010, and taking into consideration the Pay Governance report, the sustained decline in ERCOT wholesale power prices and forward natural gas prices, and other qualitative and subjective factors as described above, the O&C Committee approved certain changes to the long-term incentive compensation for the CEO in February 2011. The O&C Committee made these changes, which are described in more detail in Item 9B above, to provide incentives for retention and performance and to maintain a strong alignment between the CEO and our shareholders. We believe these changes are consistent with our compensation philosophy as described below.

Compensation of Other Executive Officers

In determining whether to make any adjustments to the compensation of any of our executive officers (other than the CEO), the O&C Committee seeks the input of the CEO. At the end of each year, the CEO reviews a self-assessment prepared by each of these executive officers and assesses the executive officer’s performance against business unit and individual goals and objectives. The O&C Committee and the CEO then review the CEO’s assessments and, in that context, the O&C Committee approves any adjustments to the compensation for each of these executive officers.

In addition to these annual reviews/assessments, the CEO periodically assesses the compensation of each of these executive officers. The last assessment of the compensation of the executive officers by the CEO was performed in late 2010. Following that assessment, and taking into consideration the sustained decline in ERCOT wholesale power prices and forward natural gas prices, and other qualitative and subjective factors as described above, the CEO suggested certain changes to the long-term incentive compensation for certain of our executive officers in order to provide incentives for retention and performance and to maintain alignment between our executive officers and shareholders. These changes were approved by the O&C Committee in February 2011 with respect to such executive officers, including each of Messrs. Keglevic, Campbell, Burke and McFarland. We believe these changes are consistent with our compensation philosophy as described below.

Compensation Philosophy

We have a pay-for-performance compensation philosophy, which places an emphasis on pay-at-risk. In other words, a significant portion of an executive officer’s compensation is comprised of variable, at-risk incentive compensation. Our compensation program is intended to compensate executive officers appropriately for their contribution to the attainment of our financial, operational and strategic objectives. In addition, we believe it is important to retain our executive officers and strongly align their interests with EFH Corp.’s shareholders by emphasizing long-term incentive compensation, including equity-based compensation.

To achieve the goals of our compensation philosophy, we believe that:

•	compensation plans should balance both long-term and short-term objectives;

•	the overall compensation program should emphasize variable compensation elements that have a direct link to overall corporate performance and shareholder value, and

•

an executive officer’s individual compensation level should be based upon an evaluation of the financial and operational performance of that executive officer’s business unit as well as the executive officer’s individual performance.

We believe our compensation philosophy supports our businesses by:

•	aligning performance measures with our business objectives to drive the financial and operational performance of EFH Corp. and its business units;

•	rewarding business unit and individual performance by providing compensation levels consistent with the level of contribution and degree of accountability;

•	attracting and retaining the best performers, and

•	strengthening the correlation between the long-term interests of our executive officers and shareholders.

Elements of Compensation

The material elements of our executive compensation program are:

•	a base salary;

•	the opportunity to earn an annual performance-based cash bonus based on the achievement of specific corporate, business unit and individual performance goals, and

•

long-term incentive awards, primarily in the form of (i) long-term cash incentive awards, including the modifications to these awards approved by the O&C Committee in February 2011 and (ii) equity awards granted pursuant to our 2007 Stock Incentive Plan for Key Employees of EFH Corp. and Affiliates (the “2007 Stock Incentive Plan”), including options to purchase shares of EFH Corp.’s common stock (the “Stock Option Awards”) and restricted stock units (the “Restricted Stock Units”).

In addition, executive officers generally have the opportunity to participate in certain of our broad-based employee compensation plans, including our Thrift (401(k)) Plan, retirement plans and non-qualified benefit plans, and to receive certain perquisites.

Assessment of Compensation Elements

We design the majority of an executive officer’s compensation to be directly linked to corporate and business unit performance. For example, an executive officer’s annual performance-based cash bonus is primarily based on the achievement of certain corporate and business unit financial and operational targets (such as management EBITDA, cost management, generation output and customer satisfaction). In addition, each executive officer’s long-term cash incentive award (described below) is based on achievement of certain operational and financial performance metrics. We also try to ensure that our executive compensation program is competitive in order to reduce the risk of losing our executive officers.

The following is a detailed discussion of the principal compensation elements provided to our executive officers. More detail about each of the elements can be found in the compensation tables, including the footnotes to the tables, and the narrative discussion following certain of the tables.

Base Salary

Base salary should reward executive officers for the scope and complexity of their position and the level of responsibility required. We believe that a competitive level of base salary is required to attract and retain qualified talent.

The O&C Committee annually reviews base salaries and periodically uses independent compensation consultants to ensure the base salaries are market-competitive. The O&C Committee may also review an executive officer’s base salary from time to time during a year, including if the executive officer is given a promotion or if his responsibilities are significantly modified.

We want to ensure our cash compensation is competitive and sufficient to incent executive officers to remain with us, recognizing our high performance expectations across a broad set of operational, financial, customer service and community-oriented goals and objectives and the higher risk levels associated with being a significantly-leveraged company.

In light of the significant market dislocation and uncertainty that began in late 2008 and continued into 2009, our Named Executive Officers’ base salaries were increased, effective January 1, 2010. These increases reflect, in part, that none of the Named Executive Officers received a salary increase in 2009. The following table indicates the Named Executive Officers’ base salaries for 2010.

Name	Title	Base Salary—2010
John F. Young	President and Chief Executive Officer of EFH Corp.	$1,200,000

Paul M. Keglevic	Executive Vice President and Chief Financial Officer of EFH Corp.	$650,000

David A. Campbell	Chief Executive Officer of Luminant	$700,000

James A. Burke	Chief Executive Officer of TXU Energy	$630,000

M.A. McFarland	Executive Vice President of EFH Corp. and Executive Vice President and Chief Commercial Officer of Luminant	$600,000

Annual Performance-Based Cash Bonus - Executive Annual Incentive Plan

The Executive Annual Incentive Plan (“EAIP”) provides an annual performance-based cash bonus for the successful attainment of certain annual financial and operational performance targets that are established annually at each of the corporate and business unit levels by the O&C Committee. Under the terms of the EAIP, performance against these targets, which are generally set at challenging levels to incent high performance, drives bonus funding. Based on the level of attainment of these performance targets, an aggregate EAIP funding percentage amount for all participants is determined.

Our financial performance targets typically include “management” EBITDA, a non-GAAP financial measure. When the O&C Committee reviews management EBITDA for purposes of determining our performance against the applicable management EBITDA target, it includes our earnings before interest, taxes, depreciation and amortization plus transaction, management and/or similar fees paid to the Sponsor Group, together with such adjustments as the O&C Committee shall determine appropriate in its discretion after good faith consultation with the CEO and the Chief Financial Officer, including adjustments consistent with those included in the comparable definitions in TCEH’s Senior Secured Facilities (to the extent considered appropriate for executive compensation purposes). Our management EBITDA targets are also expected to be adjusted for acquisitions, divestitures or major capital investment initiatives to the extent that they were not contemplated in our financial plan (the “Financial Plan”). The management EBITDA targets are intended to measure achievement of the Financial Plan and the adjustments to management EBITDA described above primarily represent elements of our performance that are either beyond the control of management or were not predictable at the time the Financial Plan was approved. Under the terms of the EAIP, the O&C Committee has broad authority to make these or any other adjustments to EBITDA that it deems appropriate in connection with its evaluation and compensation of our executive officers. Management EBITDA is an internal measure used only for performance management purposes, and EFH Corp. does not intend for management EBITDA to be an alternative to any measure of financial performance presented in accordance with GAAP. Management EBITDA is not the same as Adjusted EBITDA, which is disclosed elsewhere in this prospectus and defined in the glossary to this prospectus.

Financial and Operational Performance Targets

The following table provides a summary of the performance targets for each of the Named Executive Officers.

	Weight
Name	EFH Corp. Management EBITDA(1)	EFH Business Services Scorecard Multiplier	Luminant Scorecard Multiplier	TXU Energy Scorecard Multiplier	Luminant Energy Scorecard Multiplier	Total	Payout
John F. Young	50%	50%				100%	131%
Paul M. Keglevic	50%	50%				100%	130%
David A. Campbell	25%		75%			100%	132%
James A. Burke	25%			75%		100%	134%
M.A. McFarland	25%	25%	25%		25%	100%	143%

(1)	Mr. Young is measured on EFH Corp. Management EBITDA, including Oncor, while the remainder of the Named Executive Officers is measured on EFH Corp. Management EBITDA, excluding Oncor.

The following table provides a summary of the performance targets included in the EFH Business Services Scorecard Multiplier.

EFH Business Services Scorecard Multiplier	Weight	Performance(1)	Payout
EFH Corp. Management EBITDA (excluding Oncor)	20.0%	126%	25%

Luminant Scorecard Multiplier(2)	20.0%	134%	27%

TXU Energy Scorecard Multiplier(2)	20.0%	137%	27%

EFH Corp. (excluding Oncor) Total Spend	20.0%	129%	26%

EFH Business Services Costs	20.0%	139%	28%

Total	100.0%		133%

(1)	Performance payouts equal 100% if the target amount is achieved for a particular metric, 50% if the threshold amount is achieved and 200% if the superior amount is achieved. The actual performance payouts are interpolated between threshold and target or target and superior, as applicable, with a maximum performance payout for any particular metric being equal to 200%.
(2)	The performance targets included in the Luminant Scorecard Multiplier and the TXU Energy Scorecard Multiplier are summarized below.

The following table provides a summary of the performance targets included in the Luminant Scorecard Multiplier.

Luminant Scorecard Multiplier	Weight	Performance(1)	Payout
Luminant Management EBITDA (excluding Oak Grove and Sandow 5)	35.0%	177%	62%

Luminant Baseload Generation - Coal (excluding Oak Grove and Sandow 5)	16.0%	99%	16%

Luminant Generation – Nuclear	9.0%	109%	10%

Luminant O&M/SG&A	15.0%	124%	18%

Luminant Capital Expenditures	5.0%	200%	10%

Luminant Fossil Fuel Costs	10.0%	111%	11%

Management EBITDA for Oak Grove and Sandow 5	10.0%	67%	7%

Total	100.0%		134%

(1)	Performance payouts equal 100% if the target amount is achieved for a particular metric, 50% if the threshold amount is achieved and 200% if the superior amount is achieved. The actual performance payouts are interpolated between threshold and target or target and superior, as applicable, with a maximum performance payout for any particular metric being equal to 200%.

The following table provides a summary of the performance targets included in the TXU Energy Scorecard Multiplier.

TXU Energy Scorecard Multiplier	Weight	Performance(1)	Payout
TXU Energy Management EBITDA	40.0%	179%	72%

Contribution Margin	15.0%	200%	30%

TXU Energy Total Costs	20.0%	79%	16%

Residential Customer Count	10.0%	50%	5%

Residential Days Meter to Cash	5.0%	100%	5%

PUCT Complaints	5.0%	84%	4%

Customer Satisfaction	5.0%	100%	5%

Total	100.0%		137%

(1)	Performance payouts equal 100% if the target amount is achieved for a particular metric, 50% if the threshold amount is achieved and 200% if the superior amount is achieved. The actual performance payouts are interpolated between threshold and target or target and superior, as applicable, with a maximum performance payout for any particular metric being equal to 200%.

The following table provides a summary of the performance targets included in the Luminant Energy Scorecard Multiplier.

Luminant Energy Scorecard Multiplier	Weight	Performance(1)	Payout(2)
Luminant Management EBITDA (excluding Oak Grove and Sandow 5)	30.0%	177%	53%

Management EBITDA for Oak Grove and Sandow 5	10.0%	79%	8%

Luminant Energy SG&A	10.0%	200%	20%

Incremental Value Created	40.0%	200%	80%

Liquidity Utilization	10.0%	200%	20%

Total	100.0%		181%

Adjusted Total			178%

(1)	Performance payouts equal 100% if the target amount is achieved for a particular metric, 50% if the threshold amount is achieved and 200% if the superior amount is achieved. The actual performance payouts are interpolated between threshold and target or target and superior, as applicable, with a maximum performance payout for any particular metric being equal to 200%.
(2)	Due to plan funding limitations, the actual payout related to the Luminant Energy Scorecard Multiplier has been reduced from 181% to 178%.

Individual Performance Modifier

After approving the actual performance against the applicable targets under the plan, the O&C Committee and/or the CEO reviews the performance of each of our executive officers on an individual and comparative basis. Based on this review, which includes an analysis of both objective and subjective criteria, including the CEO’s recommendations (with respect to all executive officers other than himself), the O&C Committee approves an individual modifier for each executive officer. Under the terms of the EAIP, the individual performance modifier can range from an outstanding rating (150%) to an unacceptable rating (0%). To calculate an executive officer’s final performance-based cash bonus, the executive officer’s corporate/business unit payout percentages are multiplied by the executive officer’s target incentive level, which is computed as a percentage of annualized base salary, and then by the executive officer’s individual performance modifier.

Actual Award

The following table provides a summary of the 2010 performance-based cash bonus for each Named Executive Officer under the EAIP.

Name	Target (% of salary) (1)	Target Award ($ Value)	Actual Award
John F. Young (2)	100%	$1,200,000	2,043,600

Paul M. Keglevic (3)	85%	$552,500	933,725

David A. Campbell (4)	85%	$595,000	981,750

James A. Burke (5)	85%	$535,500	932,841

M.A. McFarland (6)	85%	$510,000	948,090
(1)	Effective with the 2010 award period, the O&C Committee approved an increase in the annual target award under the EAIP from 75% of base salary to 85% of base salary for Messrs. Keglevic, Campbell, Burke and McFarland.
(2)	Mr. Young’s incentive award is based on the successful achievement of the financial performance targets for EFH Corp. and the financial and operational performance targets for Luminant and TXU Energy and an individual performance modifier that increased his incentive award. In 2010, Mr. Young successfully led the company in a difficult year in which wholesale power prices continued to decline. Notwithstanding the difficulties that accompany a sustained decline in forward natural gas prices, Mr. Young created value in many parts of the company’s businesses. In particular, Mr. Young led the company’s efforts in, among other things: liquidity and liability management efforts that captured long-term debt discounts of approximately $2 billion and extended the maturity date for approximately $5 billion of our long-term debt; improving financial and operational results for our legacy baseload generation fleet, including top decile safety, generation and cost performance by our nuclear facility; providing strong contributions to the state and national debates regarding legislative and regulatory issues facing the company, including proposals on federal climate change legislation and resolution of critical regulatory matters between the EPA and the TCEQ; transitioning our generation and wholesale energy businesses to operate successfully within ERCOT’s new nodal wholesale market structure; our continued commitment to build a strong retail brand and customer-focused culture at TXU Energy; and exceeding EFH Corp.’s planned EBITDA for 2010. Given these and other significant achievements, the O&C Committee approved an individual performance modifier that increased Mr. Young’s incentive award.
(3)	Mr. Keglevic’s incentive award is based on the successful achievement of the financial performance targets for EFH Corp. and EFH Business Services and the financial and operational performance targets for Luminant and TXU Energy and an individual performance modifier that increased his incentive award. In 2010, Mr. Keglevic successfully managed several new financial processes at EFH Corp. and its business units, including processes for managing the varied risks of our businesses and preserving effective liquidity levels. In addition, Mr. Keglevic led the company’s liquidity and liability management efforts, including capturing long-term debt discounts of approximately $2 billion, extending the maturity date for approximately $5 billion of our long-term debt, and a resulting reduction in our interest expense of approximately $1.2 billion. Given these significant accomplishments and other achievements (including the successful resolution of a significant tax matter related to our discontinued Europe business), the O&C Committee approved an individual performance modifier that increased Mr. Keglevic’s incentive award.
(4)	Mr. Campbell’s incentive award is based on the successful achievement of a financial performance target for EFH Corp. and the financial and operational performance targets for Luminant and an individual performance modifier that increased his incentive award. In 2010, Mr. Campbell was successful in overseeing strong financial and operational results, primarily at Luminant’s nuclear and lignite/coal-fueled plants and in Luminant’s wholesale energy organization. Also, Mr. Campbell continued to provide significant contributions in the public affairs arena on a local, state and national level, particularly with regard to environmental issues facing Luminant. In addition, under Mr. Campbell’s leadership, Luminant had a strong year for safety in its nuclear and mining operations, while implementing improved safety processes and metrics for its gas and lignite/coal-fueled plants and mines. Given these significant accomplishments and other achievements (including his focus on developing a collaborative, team-oriented culture across the organization), the O&C Committee approved an individual performance modifier that increased Mr. Campbell’s incentive award.
(5)	Mr. Burke’s incentive award is based on the successful achievement of a financial performance target for EFH Corp. and the financial and operational performance targets for TXU Energy and an individual performance modifier that increased his incentive award. In 2010, Mr. Burke continued to build on TXU Energy’s brand and reputation with its customers and public stakeholders, while driving continuous improvement in customer service, billing, marketing and retention activities. Given these significant accomplishments and other achievements (including his continued commitment to build a strong retail and customer-focused culture at TXU Energy), the O&C Committee approved an individual performance modifier that increased Mr. Burke’s incentive award.
(6)	Mr. McFarland’s incentive award is based on the successful achievement of the financial performance targets for EFH Corp., the financial and operational performance targets for Luminant and Luminant Energy and an individual performance modifier that increased his incentive award. In 2010, Mr. McFarland successfully transitioned our generation and wholesale energy businesses to operate successfully within ERCOT’s new nodal wholesale market structure, successfully managed Luminant’s fuel strategy, and developed several new processes for managing Luminant’s long-term hedging strategy with minimal impacts to liquidity. Given these significant accomplishments and other achievements (including his strategic contributions with regard to a number of development opportunities), the O&C Committee approved an individual performance modifier that increased Mr. McFarland’s incentive award.

Long-Term Incentive Awards

Long-Term Cash Incentive

In October 2009 (and in February 2010, with respect to Mr. Young), each of our Named Executive Officers was granted a long-term cash incentive award (the “LTI”) that entitles such Named Executive Officer to receive on September 30, 2012, to the extent such Named Executive Officer remains employed by EFH Corp. on such date (with customary exceptions in limited circumstances, including death, disability, and leaving for “good reason” or termination without “cause”), an additional one-time, lump-sum cash payment equal to 75% (100% with respect to Mr. Young) of the aggregate EAIP award received by such executive officer for fiscal years 2009, 2010 and 2011. These awards provide significant retentive value because an award is not paid to an executive officer unless the executive officer remains employed with us until September 30, 2012 (subject to the customary exceptions described above). In addition, these awards provide additional incentive to our executive officers to achieve top operational and financial performance because the award is based on a percentage of the executive officers’ annual performance-based cash bonuses.

Long-Term Equity Incentives

We believe it is important to strongly align the interests of our executive officers and shareholders through equity-based compensation. In December 2007, our Board approved and adopted our 2007 Stock Incentive Plan pursuant to which we granted Stock Option Awards to our executive officers. The purpose of the 2007 Stock Incentive Plan is to:

•

promote our long-term financial interests and growth by attracting and retaining management and other personnel with the training, experience and ability to make a substantial contribution to our success;

•	motivate management and other personnel by means of growth-related incentives to achieve long-range goals, and

•	strengthen the correlation between the long-term interests of our shareholders and the interests of our executive officers through opportunities for stock (or stock-based) ownership in EFH Corp.

Please refer to the outstanding Equity Awards at Fiscal Year-End—2010 table, including the footnotes thereto, for a more detailed description of the outstanding Stock Option Awards held by each of the Named Executive Officers. In the future, we may make additional discretionary grants of stock options or other equity-based compensation to reward high performance or achievement.

The O&C Committee recently approved an exchange program pursuant to which our executive officers, including the Named Executive Officers, may exchange any and all of their outstanding Stock Option Awards for restricted stock units that cliff-vest on September 30, 2014.

Other Elements of Compensation

General

Our executive officers generally have the opportunity to participate in certain of our broad-based employee compensation plans, including our Thrift (401(k)) Plan, retirement plans and non-qualified benefit plans. Please refer to the footnotes to the Summary Compensation table for a more detailed description of our Thrift Plan, the narrative that follows the Pension Benefits table for a more detailed description of our Retirement Plan and Supplemental Retirement Plan and the footnotes to the Nonqualified Deferred Compensation table for a more detailed description of our Salary Deferral Program. However, beginning in 2010, our Named Executive Officers are no longer eligible to participate in the Salary Deferral Program.

Perquisites

We provide our executives with certain perquisites on a limited basis. Those perquisites that exist are generally intended to enhance our executive officers’ ability to conduct company business. These benefits include, financial planning, preventive health maintenance, and reimbursement for certain club memberships and certain spousal travel expenses. Expenditures for the perquisites described below are disclosed by individual in footnotes to the Summary Compensation Table. The following is a summary of perquisites offered to our Named Executive Officers that are not available to all employees:

Executive Financial Planning: We pay for our executive officers to receive financial planning services. This service is intended to support them in managing their financial affairs, which we consider especially important given the high level of time commitment and performance expectation required of our executive officers. Furthermore, we believe that such service helps ensure greater accuracy and compliance with individual tax regulations by our executive officers.

Health Services: We pay for our executive officers to receive annual physical health exams. Also, in 2010, we purchased an annual membership for Messrs. Young and Keglevic to participate in a comprehensive health plan that provides anytime personal and private physician access and health care. The health of our executive officers is important given the vital leadership role they play in directing and operating the company. Our executive officers are important assets of EFH Corp., and these benefits are designed to help ensure their health and long-term ability to serve our shareholders.

Club Memberships: We reimburse certain of our executives for the cost of golf and social club memberships, provided that the club membership provides for a business-use opportunity, such as client networking and entertainment. The club membership reimbursements are provided to assist the executives in cultivating business relationships.

Spouse Travel Expenses: From time to time, we pay for an executive officer’s spouse to travel with the executive officer when taking a business trip.

Contingent Payments

We have entered into employment agreements with Messrs. Young, Keglevic, Campbell, Burke and McFarland. Each of the employment agreements provides that certain payments and benefits will be paid upon the expiration or termination of the agreement under various circumstances, including termination without cause, resignation for good reason and termination of employment within a fixed period of time following a change in control. We believe these provisions are important in order to attract and retain the caliber of executive officers that our business requires and provide incentive for our executive officers to fully consider potential changes that are in our and our shareholders’ best interest, even if such changes would result in the executive officers’ termination of employment. For a description of the applicable provisions in the employment agreements of our Named Executive Officers see “Potential Payments upon Termination or Change in Control.”

Other

After a comprehensive review of the CEO’s performance and the performance of our businesses in 2009, the O&C Committee approved several changes to Mr. Young’s compensation arrangement in February 2010, each of which was described in greater detail in last year’s annual report on Form 10-K. In connection with these changes, Mr. Young’s employment arrangement was amended to provide him a 10-year term life insurance policy in an insured amount equal to $10,000,000 and a supplemental retirement plan that vests on December 31, 2014 (with customary exceptions for death, disability and leaving for “good reason” or termination “without cause”) with a value of $3,000,000.

Accounting and Tax Considerations

Accounting Considerations

Under FASB ASC Topic 718, the total amount of compensation expense to be recorded for stock-based awards (e.g., Stock Option Awards granted under the 2007 Stock Incentive Plan) is based on the fair value of the award on the grant date. This fair value is then recorded as expense over the vesting period, with an offsetting increase in paid-in capital. The amount of compensation expense is not subsequently adjusted for changes in our share price, for the actual number of shares distributed, or for any other factors except for true-ups related to estimated forfeitures compared to actual forfeitures.

As previously disclosed, in connection with a grant of new stock options in February 2010, Mr. Young surrendered unvested performance-related stock options that were granted to him when he joined EFH Corp. The shares surrendered by Mr. Young in February 2010 are considered modifications to the original awards and are treated as an exchange of the original award for a new award. The compensation expense related to the new award represents the incremental costs of the new award over the surrendered award and is based on the new grant date fair value and is recognized over its new vesting period.

Income Tax Considerations

Section 162(m) of the Code limits the tax deductibility by a publicly held company of compensation in excess of $1 million paid to the CEO or any other of its three most highly compensated executive officers other than the principal financial officer. Because EFH Corp. is a privately-held company, Section 162(m) will not limit the tax deductibility of any executive compensation for 2010.

The O&C Committee administers our compensation programs with the good faith intention of complying with Section 409A of the Code.

Organization and Compensation Committee Report

The O&C Committee has reviewed and discussed with management the Compensation Discussion and Analysis set forth in this prospectus. Based on this review and discussions, the committee recommended to the Board that the Compensation Discussion and Analysis be included in EFH Corp.’s Annual Report on Form 10-K for the year ended December 31, 2010.

Organization and Compensation Committee

Donald L. Evans, Chair

Arcilia C. Acosta

Marc S. Lipschultz

Kenneth Pontarelli

Summary Compensation Table—2010

The following table provides information for the fiscal years ended December 31, 2010, 2009 and 2008 regarding the aggregate compensation paid to our Named Executive Officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(6)	Non-Equity Incentive Plan Compensation ($)(7)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)(8)	All Other Compensation ($)(9)	Total ($)
John F. Young (1) President & CEO of EFH Corp.	2010 2009 2008	1,200,000 1,000,000 912,500	— — —	— — 3,000,000	3,405,000 — 13,635,000	2,043,600 1,469,000 1,418,000	2,761 — —	210,826 105,291 462,258	6,862,187 2,574,291 19,427,758

Paul M. Keglevic (2) EVP & Chief Financial Officer of EFH Corp.	2010 2009 2008	650,000 600,000 293,182	50,000 150,000 250,000	— — 1,125,000	— 1,325,000 6,442,500	933,725 664,200 613,800	3,185 — —	39,416 73,320 88,508	1,676,326 2,812,520 8,812,990

David A. Campbell (3) President & CEO of Luminant	2010 2009 2008	700,000 600,000 545,500	— — 5,092,250	— — 2,500,000	— 2,120,000 7,272,000	981,750 642,600 625,950	76,485 68,861 22,779	17,911 15,020 3,395,878	1,776,146 3,446,481 19,454,357

James A. Burke (4) President & CEO of TXU Energy	2010 2009 2008	630,000 600,000 600,000	— — —	— — —	— 933,100 4,454,100	932,841 856,800 473,918	76,713 55,931 25,501	17,305 23,885 639,136	1,656,859 2,469,716 6,192,655

M.A. McFarland (5) EVP-EFH Corp. & EVP & Chief Commercial Officer of Luminant	2010 2009 2008	600,000 500,000 236,744	— — 150,000	— — 500,000	— 1,060,000 5,114,000	948,090 687,750 529,032	— — —	17,418 7,424 87,725	1,565,508 2,255,174 6,617,501

(1)	Mr. Young commenced employment with EFH Corp. in January 2008. The amounts for 2010 reported as “All Other Compensation” for Mr. Young represent (i) the costs of providing certain perquisites, including $3,299 for an executive physical, $11,169 for an annual membership in a comprehensive personal physician care program, $140,922 for the cost of his country club membership, including the one-time initiation fee, $10,120 for financial planning, $17,185 for insurance premiums in respect of a 10-year term life insurance policy, $1,121 for personal use of a car service and $12,310 of taxable reimbursements partially related to his spouse’s travel and (ii) $14,700 for our matching contributions to the EFH Thrift Plan.
(2)	Mr. Keglevic commenced employment with EFH Corp. in July 2008. Mr. Keglevic’s employment agreement provides that we pay him a signing bonus equal to $550,000 as follows: (i) $250,000 payable in July 2008; (ii) $150,000 payable in July 2009 and (iii) $50,000 payable in July 2010, 2011 and 2012. The amount for 2010 reported as “Bonus” for Mr. Keglevic represents the 2010 portion of his signing bonus. The amounts for 2010 reported as “All Other Compensation” for Mr. Keglevic represent (i) the costs of providing certain perquisites, including $11,026 for an annual membership in a comprehensive personal physician care program, and $18,853 for the cost of his country club membership, including a pro-rated portion of his initiation fee and (ii) $9,537 for our matching contributions to the EFH Thrift Plan.
(3)	The amount reported as “All Other Compensation” in 2010 for Mr. Campbell represents (i) the costs of providing certain perquisites, including $10,120 for financial planning and $2,891 for an executive physical and (ii) $4,900 for our matching contributions to the EFH Thrift Plan.
(4)	The amounts for 2010 reported as “All Other Compensation” for Mr. Burke represent (i) the costs of providing certain perquisites, including $8,875 for financial planning, and (ii) $8,430 for our matching contributions to the EFH Thrift Plan.
(5)	Mr. McFarland commenced employment with EFH Corp. in July 2008. The amounts for 2010 reported as “All Other Compensation” for Mr. McFarland represent (i) the costs of providing certain perquisites, including $2,718 for an executive physical and (ii) $14,700 for our matching contributions to the EFH Thrift Plan.
(6)	The amounts reported as “Option Awards” represent the grant date fair value of Stock Option Awards granted in the fiscal year computed for the stock options awarded under the 2007 Stock Incentive Plan in accordance with FASB ASC Topic 718 and do not take into account estimated forfeitures. Mr. Young’s 2010 options were granted with an exercise price of $3.50 per share. Please refer to the table below entitled “Grants of Plan-Based Awards – 2010” for more information.
(7)	The amounts in 2010 reported as “Non-Equity Incentive Plan Compensation” were earned by the executive officers in 2010 under the EAIP and are expected to be paid in March 2011.

(8)	The amounts in 2010 reported under “Change in Pension Value and Nonqualified Deferred Compensation Earnings” include the aggregate increase in actuarial value of EFH Corp.’s Retirement Plan and Supplemental Retirement Plan. For a more detailed description of EFH Corp.’s retirement plans, including the transfers of certain assets and liabilities from the Supplemental Retirement Plan and/or Salary Deferral Program to the cash balance component of the Retirement Plan, please refer to the narrative that follows the table titled “Pension Benefits”. There are no above market earnings for nonqualified deferred compensation that is deferred under the Salary Deferral Program.
(9)	For purposes of preparing this column, all perquisites are valued on the basis of the actual cost to the company. As described above, “All Other Compensation” includes amounts associated with our matching contributions to the EFH Thrift Plan. Our Thrift Plan allows participating employees to contribute a portion of their regular salary or wages to the plan. Under the EFH Thrift Plan, EFH Corp. matches a portion of an employee’s contributions. This matching contribution is 100% of each Named Executive Officer’s contribution up to 6% of the named Executive Officer’s salary up to the IRS annual compensation limit. All matching contributions are invested in Thrift Plan investments as directed by the participant.

Grants of Plan-Based Awards – 2010

The following table sets forth information regarding grants of compensatory awards to our Named Executive Officers during the fiscal year ended December 31, 2010.

Name	Grant Date	Date of Board Action	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Option Awards: # of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/sh)(3)	Grant Date Fair Value of Stock and Option Awards(4)
			Threshold ($)	Target ($)	Max. ($)
John F. Young	02/18/10	02/18/10	600,000	1,200,000	2,400,000	3,000,000	3.50	3,405,000

Paul M. Keglevic		02/18/10	276,250	552,500	1,105,000

David A. Campbell		02/18/10	297,500	595,000	1,190,000

James A. Burke		02/18/10	267,750	535,500	1,071,000

M.A. McFarland		02/18/10	255,000	510,000	1,020,000

(1)	The amounts disclosed under the heading “Estimated Possible Payouts under Non-Equity Incentive Plan Awards” reflect the threshold, target and maximum amounts available under the EAIP for each executive officer and each executive officer’s employment agreement. The actual awards for the 2010 plan year are expected to be paid in March 2011 and are reported in the Summary Compensation Table under the heading “Non-Equity Incentive Plan Compensation” and described above under the section entitled “Annual Performance Bonus - EAIP”.
(2)	Represents grants of new Time Vested Options and Cliff Vested Options under the 2007 Stock Incentive Plan, as described above under “Long-Term Incentive Awards.”
(3)

There is no established public market for our common stock. Our board of directors values our common stock on a semi-annual basis (on June 30th and December 31st of each year). The valuation is primarily done to set the exercise or base price of awards granted under the 2007 Stock Incentive Plan. In determining the valuation of our common stock, our Board, with the assistance of third party valuation experts, utilizes several valuation techniques, including discounted cash flow and comparable company analysis.

(4)	The amounts reported under “Grant Date Fair Value of Stock and Option Awards” represent the grant date fair value of stock options related to the 2010 Awards in accordance with FASB ASC Topic 718.

For a discussion of certain material terms of the employment agreements with the Named Executive Officers, please see “Assessment of Compensation Elements” and “Potential Payments upon Termination or Change in Control.”

Outstanding Equity Awards at Fiscal Year-End– 2010

	Option Awards (1)						Stock Awards
				Equity Incentive Plan Awards: # of Securities Underlying Unexercised Unearned Options (5)	Option Exercise Price	Option Expiration Date	# of Shares or Units of Stock That Have Not Vested (6)	Market Value of Shares or Units of Stock That Have Not Vested (7)	Equity Incentive Plan Awards: # of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market Payout Value of Unearned Shares, Units or Rights That Have Not Vested
	# of Securities Underlying Unexercised Options
Name	Exercisable	Unexercisable
John F. Young	3,375,000 300,000	1,500,000 1,200,000 1,500,000	(2) (3) (4)	1,125,000	5.00 3.50 3.50	02/01/2018 02/18/2020 02/18/2020

Paul M. Keglevic	1,125,000 100,000	500,000 400,000 500,000	(2) (3) (4)	375,000	5.00 3.50 3.50	12/22/2018 12/17/2019 12/17/2019	225,000	281,250

David A. Campbell	1,800,000 160,000	800,000 640,000 800,000	(2) (3) (4)	600,000	5.00 3.50 3.50	05/20/2018 12/17/2019 12/17/2019

James A. Burke	1,102,500 40,000	490,000 160,000 490,000	(2) (3) (4)	367,500	5.00 3.50 3.50	05/20/2018 12/17/2019 12/17/2019

M.A. McFarland	900,000 80,000	400,000 320,000 400,000	(2) (3) (4)	300,000	5.00 3.50 3.50	12/22/2018 12/17/2019 12/17/2019

(1)	In 2008, Messrs. Young, Keglevic, Campbell, Burke and McFarland were granted 7,500,000, 2,500,000, 4,000,000, 2,450,000 and 2,000,000 Stock Option Awards, respectively, half of which were “Time Vested Options” and half of which were “Performance Vested Options”. The exercise price of the Stock Option Awards granted in 2008 (the fair market value on the grant date) is $5.00 per share. In late 2009 (February 2010, with respect to Mr. Young), the O&C Committee granted Messrs. Young, Keglevic, Campbell, Burke and McFarland 1,500,000, 500,000, 800,000, 200,000 and 400,000 new Time Vested Options, respectively, and 1,500,000, 500,000, 800,000, 490,000 and 400,000 “Cliff Vested Options,” respectively. In connection with these new Stock Option Award grants, each Named Executive Officer surrendered to EFH Corp. a portion of the Performance Vested Options that were granted to him in 2008. The exercise price of the Stock Option Awards granted in 2009 (2010, with respect to Mr. Young) is $3.50 per share. As described in greater detail in Item 9B above, the O&C Committee recently approved an exchange program pursuant to which our executive officers, including the Named Executive Officers, may exchange any and all of their outstanding Stock Option Awards for restricted stock units that cliff-vest on September 30, 2014.
(2)	The Time Vested Options vest in 20% increments on each of the first five anniversaries of September 30, 2007 and September 30, 2009, respectively. Accordingly, the Time Vested Options granted in 2008 are scheduled to become exercisable ratably in September 2010, 2011 and 2012 provided the Named Executive Officer has remained continuously employed by EFH Corp. through the applicable vesting date (with customary exceptions for death, disability, and leaving for “good reason” or termination without “cause”).
(3)	The Time Vested Options granted in 2009 (2010, with respect to Mr. Young) are scheduled to become exercisable ratably in September 2010, 2011, 2012, 2013 and 2014 provided the Named Executive Officer has remained continuously employed by EFH Corp. through the applicable vesting date (with customary exceptions for death, disability, and leaving for “good reason” or termination without “cause”).
(4)	The Cliff Vested Options are scheduled to become exercisable in September 2014 provided the Named Executive Officer has remained continuously employed by EFH Corp. through that date (with customary exceptions for death, disability, and leaving for “good reason” or termination without “cause”).

(5)	The Performance Vested Options vest in 20% increments on each of the first five anniversaries of December 31, 2007, subject to our achievement of the annual management EBITDA target for the given fiscal year (or certain cumulative performance targets) as detailed in the stock option agreements. In deciding whether to vest the Performance Vested Options, the O&C Committee considers EFH Corp.’s quantitative performance against certain management EBITDA targets. The method of calculating management EBITDA for purposes of vesting the Performance Vested Options is the same as the method for calculating management EBITDA for purposes of the EAIP, as described above. The O&C Committee also has broad discretion to consider other qualitative and quantitative criteria that it deems appropriate in connection with its decision to vest the Performance Vested Options.
(6)	This column reflects restricted stock units described above under “Long-Term Incentive Awards-Equity Investment.” Pursuant to his employment arrangement, Mr. Keglevic is entitled to receive 225,000 shares of EFH Corp.’s common stock if he is employed by EFH Corp. on September 30, 2012, or if his employment terminates for any reason prior to September 30, 2012, other than for “cause” or without “good reason.” If Mr. Keglevic receives the 225,000 shares, he has the right to sell the shares to EFH Corp. for $3,140,000, at any time during the period beginning on September 30, 2012 and ending on the sixtieth business day following his termination of employment (or, in the event Mr. Keglevic receives the shares upon his termination of employment, at any time during the period ending on the sixtieth business day following his termination of employment).
(7)	There is no established public market for our common stock. Our board of directors values our common stock on a semi-annual basis (on June 30th and December 31st of each year). The valuation is primarily done to set the exercise or base price of awards granted under the 2007 Stock Incentive Plan. In determining the valuation of our common stock, our Board, with the assistance of third party valuation experts, utilizes several valuation techniques, including discounted cash flow and comparable company analysis. The amount reported above under the heading “Market Value of Shares or Units of Stock That Have Not Vested” reflects the fair market value (as determined by our Board) of our common stock as of December 31, 2010.

Options Exercised and Stock Vested – 2010

The table sets forth information regarding the vesting of equity awards held by the Named Executive Officers during 2010:

	Option Awards		Stock Awards
Name	Number of Shares Acquired or Exercised	Value Realized on Exercise($)	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)
John F. Young (1)	0	0	600,000	1,950,000

Paul M. Keglevic	0	0	0	0

David A. Campbell	0	0	0	0

James A. Burke	0	0	0	0

M.A. McFarland (1) (2)	0	0	100,000	200,000

(1)	As described in greater detail above, our board of directors values our common stock on a semi-annual basis (on June 30th and December 31st of each year). The valuation is conducted, in part, to set the price of shares granted under the 2007 Stock Incentive Plan. At the time that Mr. Young’s shares vested, our board of directors valued our common stock at $3.25 per share. At the time that Mr. McFarland’s shares vested, our board of directors valued our common stock at $2.00 per share.
(2)	Mr. McFarland’s deferred shares were distributed to him in October 2010, but they remain subject to a substantial risk of forfeiture.

Pension Benefits – 2010

The table set forth below illustrates present value on December 31, 2010 of each Named Executive Officer’s Retirement Plan benefit and benefits payable under the Supplemental Retirement Plan, based on their years of service and remuneration through December 31, 2010:

Name	Plan Name	Number of Years Credited Service (#)(1)	PV of Accumulated Benefit ($)
John F. Young	Retirement Plan Supplemental Retirement Plan	— —	36,074 0

Paul M. Keglevic	Retirement Plan Supplemental Retirement Plan	— —	47,594 0

David A. Campbell	Retirement Plan Supplemental Retirement Plan	5.5833 8.5000	135,418 85,817

James A. Burke	Retirement Plan Supplemental Retirement Plan	5.1667 5.1667	123,253 82,253

M.A. McFarland	Retirement Plan Supplemental Retirement Plan	— —	0 0

(1)	Because they were hired after October 1, 2007, Messrs. Young, Keglevic and McFarland are not eligible to receive monthly contribution credits under the cash balance component of our Retirement Plan. However, as described further in the narrative that follows, Messrs. Young and Keglevic participate in the cash balance component of the Retirement Plan solely with respect to amounts that were transferred from the Salary Deferral Program in 2009.

EFH Corp. and its participating subsidiaries maintain the Retirement Plan, which is intended to be qualified under applicable provisions of the Code and covered by ERISA. The Retirement Plan contains both a traditional defined benefit component and a cash balance component. Only employees hired before January 1, 2002 may participate in the traditional defined benefit component. Because none of our Named Executive Officers were hired before January 1, 2002, no Named Executive Officer participates in the traditional defined benefit component. Employees hired after January 1, 2002 and before October 1, 2007 are eligible to participate in the cash balance component and receive monthly contribution credits based on age and years of accredited service. In addition, effective December 31, 2009, certain assets and liabilities under the Salary Deferral Program and the Supplemental Retirement Plan were transferred to the cash balance component of the Retirement Plan. Because they were hired in 2004, Messrs. Campbell and Burke have participated and may continue to participate in the cash balance component of the Retirement Plan, and because they were hired after October 2007, Messrs. Young and Keglevic participate in the cash balance component of the Retirement Plan solely with respect to amounts that were transferred from the Salary Deferral Program.

Under the cash balance component of the Retirement Plan, hypothetical accounts are established for participants and credited with monthly contribution credits equal to a percentage of the participant’s compensation (3.5%, 4.5%, 5.5% or 6.5% depending on the participant’s combined age and years of accredited service), contribution credits equal to the amounts transferred from the Salary Deferral Program and/or the Supplemental Retirement Plan in 2009 and interest credits on all of such amounts based on the average yield of the 30-year Treasury bond for the 12 months ending November 30 of the prior year.

The Supplemental Retirement Plan provides for the payment of retirement benefits, which would otherwise be limited by the Code or the definition of earnings under the Retirement Plan. Under the Supplemental Retirement Plan, retirement benefits under the cash balance component are calculated in accordance with the same formula used under the Retirement Plan. Participation in EFH Corp.’s Supplemental Retirement Plan has been limited to employees of all of its businesses other than Oncor, who were employed by EFH Corp. (or its participating subsidiaries) on or before October 1, 2007. Because they were hired in 2004, Messrs. Campbell and Burke participate in the Supplemental Retirement Plan, and because they were hired after October 2007, Messrs. Young, Keglevic and McFarland are not eligible to participate in the Supplemental Retirement Plan.

Benefits accrued under the Supplemental Retirement Plan after December 31, 2004, are subject to Section 409A of the Code. Accordingly, certain provisions of the Supplemental Retirement Plan have been modified in order to comply with the requirements of Section 409A and related guidance.

The present value of the accumulated benefit for the Retirement Plan (the cash balance component) was calculated as the value of their cash balance account projected to age 65 at an assumed growth rate of 4.75% and then discounted back to December 31, 2010 at 5.5%. No mortality or turnover assumptions were applied.

Nonqualified Deferred Compensation – 2010(1)

The following table sets forth information regarding plans that provide for the deferral of the Named Executive Officers’ compensation on a basis that is not tax-qualified for the fiscal year ended December 31, 2010:

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(2)
John F. Young	0	0	27,686		309,402

Paul M. Keglevic	0	0	(46)		87,656

David A. Campbell (3)	0	0	42,965		863,856

James A. Burke (3)	0	0	44,135		839,898

M.A. McFarland	0	0	0		0

(1)	The amounts reported in the Nonqualified Deferred Compensation table include deferrals and the company match under the Salary Deferral Program. Under EFH Corp.’s Salary Deferral Program each employee of EFH Corp. and its participating subsidiaries who is in a designated job level and whose annual salary is equal to or greater than an amount established under the Salary Deferral Program ($110,840 for the program year beginning January 1, 2010) may elect to defer up to 50% of annual base salary, and/or up to 85% of the annual incentive award, for a maturity period of seven years, for a maturity period ending with the retirement of such employee, or for a combination thereof. EFH Corp. provided no matching contributions for 2010. Deferrals are credited with earnings or losses based on the performance of investment alternatives under the Salary Deferral Program selected by each participant. At the end of the applicable maturity period, the trustee for the Salary Deferral Program distributes the deferred compensation, any vested matching awards and the applicable earnings in cash as a lump sum or in annual installments at the participant’s election made at the time of deferral. EFH Corp. is financing the retirement option portion of the Salary Deferral Program through the purchase of corporate-owned life insurance on the lives of participants. The proceeds from such insurance are expected to allow EFH Corp. to fully recover the cost of the retirement option. Beginning in 2010, certain executive officers, including the Named Executive Officers, are not eligible to participate in the Salary Deferral Program.
(2)	A portion of the amounts reported as “Aggregate Balance at Last FYE” are also included in the Summary Compensation Table as follows: for Mr. Young, $80,000 and $66,667 of executive contributions are included as “Salary” for 2009 and 2008, respectively, and $80,000 and $66,667 of company matching contributions are included as “All Other Compensation” for 2009 and 2008, respectively; for Mr. Keglevic, $48,000 and $20,000 of executive contributions are included as “Salary” for, 2009 and 2008, respectively, and $48,000 and $20,000 of company matching contributions are included as “All Other Compensation” for 2009 and 2008, respectively; for Mr. Burke, $48,000 and $27,417 of executive contributions are included as “Salary” for 2009 and 2008, respectively, and $48,000 and $27,417 of company matching contributions are included as “All Other Compensation” for 2009 and 2008, respectively.
(3)	The amounts reported as “Aggregate Balance at Last FYE” for Messrs. Campbell and Burke include the fair market value of deferred shares (500,000 with respect to Mr. Campbell and 450,000 with respect to Mr. Burke) that each of them is entitled to receive on the earlier to occur of their termination of employment or a change in the effective control of EFH Corp.

Potential Payments upon Termination or Change in Control

The tables and narrative below provide information for payments to each of the Named Executive Officers (or, as applicable, enhancements to payments or benefits) in the event of his termination, including if such termination is voluntary, for cause, as a result of death, as a result of disability, without cause or for good reason or without cause or for good reason in connection with a change in control.

The information in the tables below is presented in accordance with SEC rules, assuming termination of employment as of December 31, 2010.

Employment Arrangements with Contingent Payments

As of December 31, 2010, each of Messrs. Young, Keglevic, Campbell, Burke and McFarland had employment agreements with change in control and severance provisions as described in the following tables. In addition, in 2010, the O&C Committee approved certain changes to the compensation arrangements for Messrs. Young and Keglevic, which changes were effective on or before December 31, 2010 but not yet documented in such Named Executive Officers’ employment agreements. Certain of these changes affected the potential payments of Messrs. Young and Keglevic and are reflected in the following tables.

With respect to each Named Executive Officer’s employment agreement, a change in control is generally defined as (i) a transaction that results in a sale of substantially all of our assets to another person and such person having more seats on our Board than the Sponsor Group, (ii) a transaction that results in a person not in the Sponsor Group owning more than 50% of our common stock and such person having more seats on our Board than the Sponsor Group or (iii) a transaction that results in the Sponsor Group owning less than 20% of our common stock and the Sponsor Group not being able to appoint a majority of the directors to our Board.

Each Named Executive Officer’s employment agreement includes customary non-compete and non-solicitation provisions that generally restrict the Named Executive Officer’s ability to compete with us or solicit our customers or employees for his own personal benefit during the term of the employment agreement and 24 months (with respect to Mr. Young) or 18 months (with respect to Messrs. Keglevic, Campbell, Burke and McFarland) after the employment agreement expires or is terminated.

Each of our Named Executive Officers has been granted a long-term cash incentive award (the “LTI”) that entitles such Named Executive Officer to receive on September 30, 2012, to the extent such Named Executive Officer remains employed by EFH Corp. on such date (with customary exceptions for death, disability, and leaving for “good reason” or termination without “cause”), an additional one-time, lump-sum cash payment equal to 75% (100% with respect to Mr. Young) of the aggregate EAIP award received by such executive officer for fiscal years 2009, 2010 and 2011.

As of December 31, 2010, each of Messrs. Young, Keglevic, Campbell, Burke and McFarland had stock option agreements. Under the stock option agreement for each Named Executive Officer, in the event of such Named Executive Officer’s termination without cause or resignation for good reason (or in certain circumstances when the Named Executive Officer’s employment term is not extended) following a change in control of EFH Corp., such Named Executive Officer’s Time Vested Options would become immediately exercisable as to 100% of the shares of EFH Corp. common stock subject to such options immediately prior to the change in control. As of December 31, 2010, the fair market value of the shares of EFH Corp. common stock underlying each Named Executive Officer’s Time Vested Options (as determined from time to time by our Board) was less than the exercise price of such options.

1. Mr. Young

Potential Payments to Mr. Young upon Termination as of December 31, 2010 (per employment agreement, restricted stock agreement and stock option agreement, each in effect as of December 31, 2010, and revisions to such employment agreement that were adopted by the O&C Committee and effective as of December 31, 2010)

Benefit	Voluntary	For Cause	Death	Disability	Without Cause Or For Good Reason	Without Cause Or For Good Reason In Connection With Change in Control
Cash Severance	N/A	N/A			$6,869,000	$9,869,000
EAIP	N/A	N/A	$1,200,000	$1,200,000
Annuity	N/A	N/A	$3,000,000	$3,000,000	$3,000,000	$3,000,000
LTI Cash Retention Award	N/A	N/A	$2,669,000	$2,669,000
Deferred Compensation
- Salary Deferral Program	N/A	N/A	$175,346	$175,346		$175,346
Health & Welfare
- Medical/COBRA	N/A	N/A			$33,323	$33,323
- Dental/COBRA	N/A	N/A			$2,990	$2,990
Totals	N/A	N/A	$7,044,346	$7,044,346	$9,905,313	$13,080,659

Mr. Young has entered into an employment agreement that provides for certain payments and benefits upon the expiration or termination of the agreement under the following circumstances:

1.	In the event of Mr. Young’s death or disability:

a.	a prorated annual incentive bonus for the year of termination;

b.	value of supplemental retirement plan (the “Annuity”) for Mr. Young that vests on December 31, 2014;

c.	the pro-rata retention award earned prior to termination date, and

d.	payment of employee benefits, including stock compensation, if any, to which Mr. Young may be entitled.

2.	In the event of Mr. Young’s termination without cause or resignation for good reason:

a.	a lump sum payment equal to two and one-half times the sum of (i) his annualized base salary and (ii) a prorated annual incentive bonus for the year of termination;

b.	value of supplemental retirement plan (the “Annuity”) for Mr. Young that vests on December 31, 2014;

c.	the pro-rata retention award earned prior to termination date;

d.	payment of employee benefits, including stock compensation, if any, to which Mr. Young may be entitled, and

e.	certain continuing health care and company benefits.

3.	In the event of Mr. Young’s termination without cause or resignation for good reason within 24 months following a change in control of EFH Corp.:

a.	a lump sum payment equal to two and one-half times the sum of (i) his annualized base salary and (ii) his annual bonus target;

b.	value of supplemental retirement plan (the “Annuity”) for Mr. Young that vests on December 31, 2014;

c.	the pro-rata retention award earned prior to termination date;

d.	a prorated annual incentive bonus for the year of termination;

e.	payment of employee benefits, including stock compensation, if any, to which Mr. Young may be entitled;

f.	certain continuing health care and company benefits, and

g.	a tax gross-up payment to offset any excise tax which may result from the change in control payments.

2. Mr. Keglevic

Potential Payments to Mr. Keglevic upon Termination as of December 31, 2010 (per employment agreement, deferred share agreement and stock option agreement, each in effect as of December 31, 2010, and revisions to such employment agreement that were adopted by the O&C Committee and effective as of December 31, 2010)

Benefit	Voluntary	For Cause	Death	Disability	Without Cause Or For Good Reason	Without Cause Or For Good Reason In Connection With Change in Control
Cash Severance	N/A	N/A			$2,765,025	$3,317,525
EAIP	N/A	N/A	$552,500	$552,500
Payment of EFH Corp. Common Stock in respect of Restricted Stock Units (1)	N/A	N/A	$3,140,000	$3,140,000	$3,140,000	$3,140,000
Acceleration of Stock Option Awards	N/A	N/A
LTI Cash Retention Award	N/A	N/A	$912,525	$912,525
Deferred Compensation
- Salary Deferral Program	N/A	N/A	$68,071	$68,071		$68,071
Health & Welfare
- Dental/COBRA	N/A	N/A			$1,590	$1,590
Totals	N/A	N/A	$4,673,096	$4,673,096	$5,906,615	$6,527,186

(1)	Pursuant to his amended employment arrangement, Mr. Keglevic is entitled to receive 225,000 shares of EFH Corp.’s common stock if he is employed by EFH Corp. on September 30, 2012, or if his employment terminates for any reason prior to September 30, 2012, other than for “cause” or without “good reason.” If Mr. Keglevic receives the 225,000 shares, he has the right to sell the shares to EFH Corp. for $3,140,000, at any time during the period beginning on September 30, 2012 and ending on the sixtieth business day following his termination of employment (or, in the event Mr. Keglevic receives the shares upon his termination of employment, at any time during the period ending on the sixtieth business day following his termination of employment).

Mr. Keglevic entered into an employment agreement that provides for certain payments and benefits upon the expiration or termination of the agreement under the following circumstances:

1.	In the event of Mr. Keglevic’s death or disability:

a.	a prorated annual incentive bonus for the year of termination;

b.	the pro-rata retention award earned prior to termination, and

c.	payment of employee benefits, including stock compensation, if any, to which Mr. Keglevic may be entitled.

2.	In the event of Mr. Keglevic’s termination without cause or resignation for good reason:

a.	a lump sum payment equal to (i) two times his annualized base salary, (ii) a prorated annual incentive bonus for the year of termination;

b.	the pro-rata retention award earned prior to termination;

c.	payment of employee benefits, including stock compensation, if any, to which Mr. Keglevic may be entitled, and

d.	certain continuing health care and company benefits.

3.	In the event of Mr. Keglevic’s termination without cause or resignation for good reason within 24 months following a change in control of EFH Corp.:

a.	a lump sum payment equal to two times the sum of (i) his annualized base salary and (ii) his annual bonus target;

b.	the pro-rata retention award earned prior to termination;

c.	payment of employee benefits, including stock compensation, if any, to which Mr. Keglevic may be entitled;

d.	certain continuing health care and company benefits, and

e.	a tax gross-up payment to offset any excise tax which may result from the change in control payments.

3. Mr. Campbell

Potential Payments to Mr. Campbell upon Termination as of December 31, 2010 (per employment agreement, deferred share agreement and stock option agreement, each in effect as of December 31, 2010)

Benefit	Voluntary	For Cause	Death	Disability	Without Cause Or For Good Reason	Without Cause Or For Good Reason In Connection With Change in Control
Cash Severance					$2,923,200	$3,518,200
EAIP			$595,000	$595,000
Distribution of Deferred Shares (1)	$625,000	$625,000	$625,000	$625,000	$625,000	$625,000
Acceleration of Stock Option Awards
LTI Cash Retention Award			$928,200	$928,200
Retirement Benefits
- Supplemental Retirement Plan	$99,096	$99,096	$99,096	$99,096	$99,096	$99,096
Deferred Compensation
- Salary Deferral Program (2)
Health & Welfare
- Medical/COBRA					$25,873	$25,873
- Dental/COBRA					$2,392	$2,392
Totals	$724,096	$724,096	$2,247,296	$2,247,296	$3,675,561	$4,270,561

(1)	The amount reported under the heading “Distribution of Deferred Shares” represents the fair market value of 500,000 shares of EFH Corp. common stock that Mr. Campbell is entitled to receive, pursuant to the terms of his deferred share agreement, on the earlier to occur of his termination of employment for any reason or a change in the effective control of EFH Corp.
(2)	Mr. Campbell is fully vested in the company matching portion of the Salary Deferral Plan.

Mr. Campbell entered into an employment agreement that provides for certain payments and benefits upon the expiration or termination of the agreement under the following circumstances:

1.	In the event of Mr. Campbell’s death or disability:

a.	a prorated annual incentive bonus for the year of termination;

b.	the pro-rata retention award earned prior to the date of termination, and

c.	payment of employee benefits, including stock compensation, if any, to which Mr. Campbell may be entitled.

2.	In the event of Mr. Campbell’s termination without cause or resignation for good reason:

a.	a lump sum payment equal to (i) two times his annualized base salary, (ii) a prorated annual incentive bonus for the year of termination and (iii) the pro-rata retention award earned prior to the date of termination;

b.	payment of employee benefits, including stock compensation, if any, to which Mr. Campbell may be entitled, and

c.	certain continuing health care and company benefits.

3.	In the event of Mr. Campbell’s termination without cause or resignation for good reason within 24 months following a change in control of EFH Corp.:

a.	a lump sum payment equal to two times the sum of (i) his annualized base salary and (ii) his annual bonus target;

b.	the pro-rata retention award;

c.	payment of employee benefits, including stock compensation, if any, to which Mr. Campbell may be entitled;

d.	certain continuing health care and company benefits, and

e.	a tax gross-up payment to offset any excise tax which may result from the change in control payments.

4. Mr. Burke

Potential Payments to Mr. Burke upon Termination as of December 31, 2010 (per employment agreement and stock option agreement, each in effect as of December 31, 2010)

Benefit	Voluntary	For Cause	Death	Disability	Without Cause Or For Good Reason	Without Cause Or For Good Reason In Connection With Change in Control
Cash Severance					$2,839,725	$3,375,225
EAIP			$535,500	$535,500
Acceleration of Stock Option Awards Vesting of Options Distribution of Deferred Shares (1)	$562,500	$562,500	$562,500	$562,500	$562,500	$562,500
LTI Cash Retention Award			$1,044,225	$1,044,225
Retirement Benefits
- Supplemental Retirement Plan	$93,464	$93,464	$93,464	$93,464	$93,464	$93,464
Deferred Compensation
- Salary Deferral Program			$74,077	$74,077		$74,077
Health & Welfare
- Medical/COBRA					$25,873	$25,873
- Dental/COBRA					$2,392	$2,392
Totals	$655,964	$655,964	$2,309,766	$2,309,766	$3,523,954	$4,133,531

(1)	The amount reported under the heading “Distribution of Deferred Shares” represents the fair market value of 450,000 shares of EFH Corp. common stock that Mr. Burke is entitled to receive, pursuant to the terms of his deferred share agreement, on the earlier to occur of his termination of employment for any reason or a change in the effective control of EFH Corp.

Mr. Burke entered into an employment agreement that provides for certain payments and benefits upon the expiration or termination of the agreement under the following circumstances:

1.	In the event of Mr. Burke’s death or disability:

a.	a prorated annual incentive bonus for the year of termination;

b.	the pro-rata retention award earned prior to termination, and

c.	payment of employee benefits, including stock compensation, if any, to which Mr. Burke may be entitled.

2.	In the event of Mr. Burke’s termination without cause or resignation for good reason:

a.	a lump sum payment equal to (i) two times his annualized base salary, (ii) a prorated annual incentive bonus for the year of termination;

b.	the pro-rata retention award earned prior to termination;

c.	payment of employee benefits, including stock compensation, if any, to which Mr. Burke may be entitled, and

d.	certain continuing health care and company benefits.

3.	In the event of Mr. Burke’s termination without cause or resignation for good reason within 24 months following a change in control of EFH Corp.:

a.	a lump sum payment equal to two times the sum of (i) his annualized base salary and (ii) his annual bonus target;

b.	the pro-rata retention award earned prior to termination;

c.	payment of employee benefits, including stock compensation, if any, to which Mr. Burke may be entitled;

d.	certain continuing health care and company benefits and

e.	a tax gross-up payment to offset any excise tax which may result from the change in control payments.

5. Mr. McFarland

Potential Payments to Mr. McFarland upon Termination as of December 31, 2010 (per employment agreement and stock option agreement, each in effect as of December 31, 2010)

Benefit	Voluntary	For Cause	Death	Disability	Without Cause Or For Good Reason	Without Cause Or For Good Reason In Connection With Change in Control
Cash Severance	N/A	N/A			$2,608,313	$3,118,313
EAIP	N/A	N/A	$510,000	$510,000
Acceleration of Stock Option Awards	N/A	N/A
LTI Cash Retention Award	N/A	N/A	$898,313	$898,313
Lump Sum Payment	N/A	N/A
Deferred Compensation
- Salary Deferral Program	N/A	N/A
Health & Welfare
- Medical/COBRA	N/A	N/A			$25,873	$25,873
- Dental/COBRA	N/A	N/A			$2,392	$2,392
Totals	N/A	N/A	$1,408,313	$1,408,313	$2,636,578	$3,146,578

Mr. McFarland entered into an employment agreement that provides for certain payments and benefits upon the expiration or termination of the agreement under the following circumstances:

1.	In the event of Mr. McFarland’s death or disability:

a.	a prorated annual incentive bonus for the year of termination;

b.	the pro-rata retention award earned prior to termination, and

c.	payment of employee benefits, including stock compensation, if any, to which Mr. McFarland may be entitled.

2.	In the event of Mr. McFarland’s termination without cause or resignation for good reason:

a.	a lump sum payment equal to (i) two times his annualized base salary, (ii) a prorated annual incentive bonus for the year of termination;

b.	the pro-rata retention award earned prior to termination;

c.	payment of employee benefits, including stock compensation, if any, to which Mr. McFarland may be entitled, and

d.	certain continuing health care and company benefits.

3.	In the event of Mr. McFarland’s termination without cause or resignation for good reason within 24 months following a change in control of EFH Corp.:

a.	a lump sum payment equal to two times the sum of (i) his annualized base salary and (ii) his annual bonus target;

b.	the pro-rata retention award earned prior to termination;

c.	payment of employee benefits, including stock compensation, if any, to which Mr. McFarland may be entitled;

d.	certain continuing health care and company benefits, and

e.	a tax gross-up payment to offset any excise tax which may result from the change in control payments.

Excise Tax Gross-Ups

Pursuant to their employment agreements, if any of our Named Executive Officers would be subject to the imposition of the excise tax imposed by Section 4999 of the Code, related to the executive’s employment, but the imposition of such tax could be avoided by approval of our shareholders as described in Section 280G(b)(5)(B) of the Code, then such executive may cause EFH Corp. to seek such approval, in which case EFH Corp. will use its reasonable best efforts to cause such approval to be obtained and such executive will cooperate and execute such waivers as may be necessary so that such approval avoids imposition of any excise tax under Section 4999. If such executive fails to cause EFH Corp. to seek such approval or fails to cooperate and execute the waivers necessary in the approval process, such executive shall not be entitled to any gross-up payment for any resulting tax under Section 4999.

Compensation Committee Interlocks and Insider Participation

There are no relationships among our executive officers, members of the O&C Committee or entities whose executives served on the O&C Committee that required disclosure under applicable SEC rules and regulations. For a description of related person transactions involving members of the O&C Committee, see “Certain Relationships and Related Transactions, and Director Independence — Related Person Transactions.”

Director Compensation

The table below sets forth information regarding the aggregate compensation paid to the members of the Board during the year ended December 31, 2010. Directors who are officers of EFH Corp. or members of the Sponsor Group (or their respective affiliates) do not receive any fees for service as a director. EFH Corp. reimburses directors for certain reasonable expenses incurred in connection with their services as directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Arcilia C. Acosta (1)	150,000	100,000	—	250,000
David Bonderman	—	—	—	—
Donald L. Evans (2)	2,000,000	—	—	2,000,000
Thomas D. Ferguson	—	—	—	—
Frederick M. Goltz	—	—	—	—
James R. Huffines (1)	150,000	100,000	—	250,000
Scott Lebovitz	—	—	—	—
Jeffrey Liaw	—	—	—	—
Marc S. Lipschultz	—	—	—	—
Michael MacDougall	—	—	—	—
Lyndon L. Olson, Jr. (1)	150,000	100,000	—	250,000
Kenneth Pontarelli	—	—	—	—
William K. Reilly (1)	150,000	100,000	—	250,000
Jonathan D. Smidt	—	—	—	—
John F. Young	—	—	—	—
Kneeland Youngblood (1)	150,000	100,000	—	250,000

(1)	Ms. Acosta and Messrs. Huffines, Olson, Reilly and Youngblood receive $150,000 annually and an annual equity award (paid in shares of EFH Corp. common stock) valued at $100,000 (the grant date fair value) for their service as a director.
(2)	In February 2010, EFH Corp. entered into a new consulting agreement with Mr. Evans effective retroactively to October 10, 2009, pursuant to which Mr. Evans receives an annual fee of $2,000,000. The term of the new consulting agreement expires in October 2012.

DIRECTOR COMPENSATION

TCEH and TCEH Finance did not pay any compensation to the members of their current and former board of directors during the fiscal year ended December 31, 2010. TCEH and TCEH Finance reimburse some directors for certain reasonable expenses incurred in connection with their services as directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

All of TCEH’s equity interests are owned by EFCH. All of EFCH’s equity interests are owned by EFH Corp. All of TCEH Finance’s equity interests are owned by TCEH.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,

AND DIRECTOR INDEPENDENCE

Policies and Procedures Relating to Related Party Transactions

EFH Corp.’s Board has adopted a policy governing EFH Corp. and its subsidiaries, including TCEH and TCEH Finance, regarding related person transactions. Under this policy, a related person transaction shall be consummated or shall continue only if:

1.	the Audit Committee of the Board approves or ratifies such transaction in accordance with the policy and if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party;

2.	the transaction is approved by the disinterested members of the Board or the Executive Committee of the Board; or

3.	the transaction involves compensation approved by the Organization and Compensation Committee of the Board.

For purposes of this policy, the term “related person” includes EFH Corp.’s directors, executive officers, 5% shareholders and their immediate family members. “Immediate family members” means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law or any person (other than a tenant or employee) sharing the household of a director, executive officer or 5% shareholder.

A “related person transaction” is a transaction between EFH Corp. or its subsidiaries, including TCEH and TCEH Finance, and a related person, other than the types of transactions described below, which are deemed to be pre-approved by the Audit Committee of the Board:

1.	any compensation paid to a director if the compensation is required to be reported under Item 402 of Regulation S-K of the Securities Act;

2.	any transaction with another company at which a related person’s only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10% of that company’s ownership interests;

3.	any charitable contribution, grant or endowment by EFH Corp. to a charitable organization, foundation or university at which a related person’s only relationship is as an employee (other than an executive officer) or director;

4.	transactions where the related person’s interest arises solely from the ownership of EFH Corp.’s equity securities and all holders of that class of equity securities received the same benefit on a pro rata basis;

5.	transactions involving a related party where the rates or charges involved are determined by competitive bids;

6.	any transaction with a related party involving the rendering of services as a common or contract carrier, or public utility, as rates or charges fixed in conformity with law or governmental authority;

7.	any transaction with a related party involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar service;

8.	transactions available to all employees or customers generally (unless required to be disclosed under Item 404 of Regulation S-K of the Securities Act, if applicable);

9.	transactions involving less than $100,000 when aggregated with all similar transactions;

10.	transactions between EFH Corp. and its subsidiaries or between subsidiaries of EFH Corp.;

11.	transactions not required to be disclosed under Item 404 of Regulation S-K under the Securities Act, as amended, and

12.	open market purchases of EFH Corp. or its subsidiaries’ debt or equity securities and interest payments on such debt.

The Board has determined that it is appropriate for the Audit Committee of the Board to review and approve or ratify related person transactions. Accordingly, at least annually, management reviews related person transactions to be entered into by EFH Corp. or its subsidiaries, if any. After review, the Audit Committee of the Board approves/ratifies or disapproves such transactions. Management updates the Audit Committee of the Board as to any material changes to such related person transactions. In unusual circumstances, EFH Corp. or its subsidiaries may enter into related person transactions in advance of receiving approval, provided that such related person transactions are reviewed and ratified as soon as reasonably practicable by the Audit Committee of the Board. If the Audit Committee of the Board determines not to ratify such transactions, EFH Corp. makes all reasonable efforts to cancel or otherwise terminate the affected transactions.

The related person transactions described below under “Related Person Transactions—Business Affiliations,” were ratified by the Audit Committee of the EFH Corp. Board pursuant to the policy described above. All other related person transactions were approved prior to the EFH Corp. Board’s adoption of this policy, but were approved by either the EFH Corp. Board or its Executive Committee. Transactions described below under “Related Person Transactions—Transactions with Sponsor Affiliates” are not related person transactions under the EFH Corp. policy because they are not with a director, executive officer, 5% shareholder or any of their immediate family members, but are described in the interest of greater disclosure.

Related Person Transactions

Limited Partnership Agreement of Texas Energy Future Holdings Limited Partnership; Limited Liability Company Agreement of Texas Energy Future Capital Holdings LLC

The Sponsor Group and certain investors who agreed to co-invest with the Sponsor Group or through a vehicle jointly controlled by the Sponsor Group to provide equity financing for the Merger (Co-Investors) entered into (i) a limited partnership agreement (LP Agreement) in respect of EFH Corp.’s parent company, Texas Holdings and (ii) the LLC Agreement in respect of Texas Holdings’ sole general partner, Texas Capital. The LP Agreement provides that Texas Capital has the right to vote or execute consents with respect to any shares of EFH Corp.’s common stock owned by Texas Holdings. The LLC Agreement and LP Agreement contain agreements among the parties with respect to the election of EFH Corp.’s directors, restrictions on the issuance or transfer of interests in EFH Corp., including tag-along rights and drag-along rights, and other corporate governance provisions (including the right to approve various corporate actions).

The LLC Agreement provides that Texas Capital and its members will take all action required to ensure that the managers of Texas Capital are also members of EFH Corp.’s Board. Pursuant to the LLC Agreement each of (i) KKR 2006 Fund L.P. and affiliated investment funds, (ii) TPG Partners V, L.P. and affiliated investment funds and (iii) certain funds affiliated with Goldman Sachs, has the right to designate three managers of Texas Capital. These rights are subject to maintenance of certain investment levels in Texas Holdings.

Registration Rights Agreement

The Sponsor Group and the Co-Investors entered into a registration rights agreement with EFH Corp. upon completion of the Merger. Pursuant to this agreement, in certain circumstances, the Sponsor Group can cause EFH Corp. to register shares of EFH Corp.’s common stock owned directly or indirectly by them under the Securities Act. In certain circumstances, the Sponsor Group and the Co-Investors are also entitled to participate on a pro rata basis in any registration of EFH Corp.’s common stock under the Securities Act that it may undertake. In 2008 and 2009, Ms. Acosta and Messrs. Evans, Huffines, Olson, Reilly and Youngblood, each of whom are members of EFH Corp.’s Board, and Messrs. Young, Campbell, Burke, Keglevic, McFarland, Kaplan and Landy, each of whom are executive officers of EFH Corp., became parties to this agreement.

Management Services Agreement

In October 2007, in connection with the Merger, the Sponsor Group and Lehman Brothers Inc. entered into a management agreement with EFH Corp. (Management Agreement), pursuant to which affiliates of the Sponsor Group provide management, consulting, financial and other advisory services to EFH Corp. Pursuant to the Management Agreement, affiliates of the Sponsor Group are entitled to receive an aggregate annual management fee of $35 million, which amount increases 2% annually, and reimbursement of out-of-pocket expenses incurred in connection with the provision of services pursuant to the Management Agreement. The Management Agreement will continue in effect from year to year, unless terminated upon a change of control of EFH Corp. or in connection with an initial public offering of EFH Corp. or if the parties thereto mutually agree to terminate the Management Agreement. Pursuant to the Management Agreement, affiliates of the Sponsor Group and Lehman Brothers Inc. were paid transaction fees an aggregate $300 million for certain services provided in connection with the Merger and related transactions. In addition, the Management Agreement provides that the Sponsor Group will be entitled to receive a fee equal to a percentage of the gross transaction value in connection with certain subsequent financing, acquisition, disposition, merger combination and change of control transactions, as well as a termination fee based on the net present value of future payment obligations under the Management Agreement in the event of an initial public offering or under certain other circumstances. Under terms of the Management Agreement, EFH Corp. paid approximately $37 million, inclusive of expenses, to the Sponsor Group during 2010.

Indemnification Agreement

Concurrently with entering into the Management Agreement, the Sponsor Group, Texas Holdings and EFH Corp. entered into an indemnification agreement (Indemnification Agreement), pursuant to which EFH Corp. and Texas Holdings agree to indemnify the Sponsor Group and their affiliates against any claims relating to (i) certain securities and financing transactions relating to the Merger, (ii) the performance of transaction services pursuant to the Management Agreement, (iii) actions or failures to act by EFH Corp., Texas Holdings, Texas Capital or their subsidiaries or affiliates (collectively, Company Group), (iv) service as an officer or director of, or at the request of, any member of the Company Group, and (v) any breach or alleged breach of fiduciary duty as a director or officer of any member of the Company Group.

Sale Participation Agreement

Ms. Acosta and Messrs. Evans, Huffines, Olson, Reilly and Youngblood, each of whom are members of the EFH Corp. Board, and Messrs. Young, Campbell, Burke, Keglevic, McFarland, Kaplan and Landry, each of whom are executive officers of EFH Corp., entered into sale participation agreements with EFH Corp. Pursuant to the terms of these agreements, among other things, shares of EFH Corp.’s common stock held by these individuals are subject to tag-along and drag-along rights in the event of a sale by the Sponsor Group of shares of EFH Corp.’s common stock held by the Sponsor Group.

Certain Charter Provisions

EFH Corp.’s restated certificate of formation contains provisions limiting its directors’ obligations in respect of corporate opportunities.

Management Stockholders’ Agreement

Subject to a management stockholders’ agreement, certain members of management, including EFH Corp.’s directors, executive officers, along with other members of management, elected to invest in EFH Corp. by contributing cash or common stock, or a combination of both, to EFH Corp. prior to or following the Merger and receiving common stock in EFH Corp. in exchange therefore. The net aggregate amount of this investment as of December 31, 2010 is approximately $40.5 million. The management stockholders’ agreement creates certain rights and restrictions on these shares of common stock, including transfer restrictions and tag-along, drag-along, put, call and registration rights in certain circumstances.

Director Stockholders’ Agreement

Certain members of EFH Corp.’s Board have entered into a stockholders’ agreement with EFH Corp. These stockholders’ agreements create certain rights and restrictions on the equity, including transfer restrictions and tag-along, drag-along, put, call and registration rights in certain circumstances.

Business Affiliations

Mr. Olson, a member of EFH Corp.’s board, has an ownership interest in Texas Meter and Device Company (TMD), a company that conducts tests on Oncor’s high voltage personal protective equipment. Mr. Olson and his brother collectively directly own approximately 24% of TMD. This entity is majority owned by its chief executive officer who is not related to Mr. Olson. In 2010, Oncor paid TMD approximately $1 million. The business relationship with TMD commenced several years prior to Mr. Olson joining the EFH Corp. Board.

Transactions with Sponsor Affiliates

TCEH has entered into the TCEH Senior Secured Facilities, and Oncor has entered into a revolving credit facility, each with syndicates of financial institutions and other lenders. These syndicates included affiliates of GS Capital Partners. These transactions were approved by the EFH Corp. Board.

Goldman participated in the issuance of new senior secured notes by EFH Corp. in January 2010 and senior secured second lien notes by TCEH in October 2010 and was paid fees in the amounts of approximately $3 million and $1 million, respectively, as compensation for its services. Also, Goldman acted as dealer manager and solicitation agent in connection with the debt exchange offers completed in August 2010 by EFIH and EFIH Finance and was paid a fee in the amount of $7 million for its services (see Note 19 to our December 31, 2010 Financial Statements for additional information).

Affiliates of GS Capital Partners have from time to time engaged in commercial and investment banking and financial advisory transactions with EFH Corp. in the normal course of business. Affiliates of Goldman are party to certain commodity and interest rate hedging transactions with EFH Corp. in the normal course of business.

From time to time affiliates of the Sponsor Group may acquire debt or debt securities issued by EFH Corp. or its subsidiaries in open market transactions or through loan syndications.

Members of the Sponsor Group and/or their respective affiliates have from time to time entered into, and may continue to enter into, arrangements with EFH Corp. and its subsidiaries to use their products and services in the ordinary course of their business, which often result in revenues to EFH Corp. and its subsidiaries in excess of $120,000 annually. In addition, EFH Corp. and its subsidiaries have entered into, and may continue to enter into, arrangements with members of the Sponsor Group and/or their respective affiliates to use their products and services in the ordinary course of their business, which often result in revenues to members of the Sponsor Group or their respective affiliates in excess of $120,000 annually.

Director Independence

Because of their relationships with the Sponsor Group or with EFH Corp. directly, none of the managers on the TCEH Board or the directors on the TCEH Finance Board would be considered independent.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Neither TCEH nor TCEH Finance has a compensation committee or other board committee performing equivalent function. As described above, all compensation matters for TCEH and TCEH Finance, including compensation philosophy, are administered by EFH Corp. For a description of the compensation committee interlocks and insider participation of the O&C Committee of EFH Corp., please see the disclosure set forth under “Executive Compensation—Compensation Committee Interlocks and Insider Participation” above.

DESCRIPTION OF THE NOTES

General

Certain terms used in this description are defined under the subheading “Certain Definitions.” In this description, (i) the terms “we,” “our” and “us” each refer to EFCH and its consolidated Subsidiaries, (ii) the term “Issuer” refers only to collectively, TCEH and TCEH Finance, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of TCEH, and not any of their respective subsidiaries and (iii) the term “Parent Guarantor” refers only to EFCH and not any of its subsidiaries.

As of the date of this prospectus, $2,045,956,000 aggregate principal amount of the Issuer’s 10.25% senior notes due 2015 (the “Initial Cash Pay Notes”) are outstanding. The Initial Cash Pay Notes were issued under an Indenture dated as of October 31, 2007 (the “Initial Indenture”) among the Issuer, the Guarantors and The Bank of New York Mellon, as trustee (the “Trustee”). As of the date of this prospectus, $1,441,957,000 aggregate principal amount of the Issuer’s 10.25% Senior Notes due 2015, Series B (the “Series B Cash Pay Notes”) and $1,405,665,671 aggregate principal amount of the Issuer’s 10.50%/11.25% optional PIK interest senior notes due 2016 (the “Toggle Notes”) are outstanding. The Series B Cash Pay Notes and the Toggle Notes were issued under the Initial Indenture, as supplemented by a supplemental indenture dated as of December 6, 2007 (the “Supplemental Indenture” and, together with the Initial Indenture, the “Indenture”).

The Initial Cash Pay Notes, the Series B Cash Pay Notes and the Toggle Notes each constitute a separate series of senior notes under the Indenture. Except as set forth herein, the Initial Cash Pay Notes, the Series B Cash Pay Notes and the Toggle Notes have substantially identical terms. The Initial Cash Pay Notes and the Series B Cash Pay Notes are collectively referred to as the “Cash Pay Notes.”

The Cash Pay Notes and the Toggle Notes are collectively referred to herein as the “Notes.”

The term “Issue Date” refers to October 31, 2007, the date the Initial Cash Pay Notes were issued, and the term “Toggle Notes issue date” refers to December 6, 2008, the date the Toggle Notes were issued.

Except as set forth herein, the terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

The Holders of the Notes, by accepting the Notes, acknowledge (i) the legal separateness of the Parent Guarantor and its subsidiaries from the Oncor Subsidiaries, (ii) that the lenders under the Oncor Electric Delivery Facility and the holders of Oncor’s existing debt instruments have likely advanced funds thereunder in reliance upon the separateness of the Oncor Subsidiaries from the Parent Guarantor and its subsidiaries, (iii) that the Oncor Subsidiaries have assets and liabilities that are separate from those of the Parent Guarantor and its subsidiaries, (iv) that the obligations owing under the Notes are obligations and liabilities of the Issuer, the Parent Guarantor and the other Guarantors only, and are not the obligations or liabilities of any Oncor Subsidiary, (v) that the Holders of the Notes shall look solely to the Parent Guarantor and its subsidiaries and their assets, and not to any assets, or to the pledge of any assets, owned by any Oncor Subsidiary, for the repayment of any amounts payable pursuant to the Notes and for satisfaction of any other obligations owing to the Holders under the Indenture, the applicable Registration Rights Agreement and any related documents and (vi) that none of the Oncor Subsidiaries shall be personally liable to the Holders of the Notes for any amounts payable, or any other obligation, under the Indenture, the applicable Registration Rights Agreement or any related documents.

The Holders of the Notes, by accepting the Notes, acknowledge and agree that the Holders of the Notes shall not (i) initiate any legal proceeding to procure the appointment of an administrative receiver or (ii) institute any bankruptcy, reorganization, insolvency, winding up, liquidation, or any like proceeding under applicable law, against any Oncor Subsidiary, or against any of the Oncor Subsidiaries’ assets. The Holders further acknowledge and agree that each of the Oncor Subsidiaries is a third party beneficiary of the forgoing covenant and shall have the right to specifically enforce such covenant in any proceeding at law or in equity. The foregoing acknowledgements and agreements are contained in the Indenture.

The following description is only a summary of the material provisions of the Indenture relating to each series of Notes, does not purport to be complete and is qualified in its entirety by reference to the provisions of the Indenture, including the definitions therein of certain terms used below. We urge you to read the Indenture because it, and not this description, defines your rights as Holders of the Notes. You may request copies of the Indenture at our address set forth under the heading “Prospectus Summary.”

Brief Description of the Notes and the Guarantees

The Notes:

•	are senior unsecured obligations of the Issuer and rank equally in right of payment with all Senior Indebtedness of the Issuer (including the applicable Existing Notes);

•

are effectively subordinated to any Indebtedness of the Issuer secured by assets of the Issuer, including the Issuer’s obligations under the TCEH Senior Secured Facilities, to the extent of the value of the assets securing such Indebtedness;

•

are structurally subordinated to all Indebtedness and other liabilities of the Issuer’s non-guarantor Subsidiaries, including any of the Issuer’s Foreign Subsidiaries and any other Unrestricted Subsidiaries;

•	are senior in right of payment to any future Subordinated Indebtedness of the Issuer; and

•

are unconditionally guaranteed, jointly and severally, on a senior unsecured basis by Energy Future Competitive Holdings Company (which we refer to herein as the “Parent Guarantor”) and by each Restricted Subsidiary that guarantees the Issuer’s obligations under the TCEH Senior Secured Facilities as described below under “—Guarantees.”

The Guarantees:

•	are a general unsecured senior obligation of each Guarantor;

•	rank equally in right of payment with all Senior Indebtedness of each Guarantor;

•	are effectively subordinated to all Secured Indebtedness of each Guarantor to the extent of the value of the assets securing such Indebtedness (including the TCEH Senior Secured Facilities);

•	are structurally subordinated to all Indebtedness and other liabilities of Subsidiaries of a Guarantor that do not Guarantee the Notes, and any other Unrestricted Subsidiaries; and

•	are senior in right of payment to any future Subordinated Indebtedness of each Guarantor.

See “Risk Factors—Risks Related to the Notes and Our Substantial Indebtedness—Federal and state statutes allow courts, under specific circumstances, to void guarantees, subordinate claims in respect of guarantees and require note holders to return payments received from the Guarantors.”

Guarantees

The Guarantors, as primary obligors and not merely as sureties, initially jointly and severally fully and unconditionally guaranteed, on a senior basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuer under the Indenture and the Notes, whether for payment of principal of, premium, if any, or interest in respect of the Notes, expenses, indemnification or otherwise, on the terms set forth in the Indenture by executing the Indenture.

Any entity that makes a payment under its Guarantee will be entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance under applicable law. However, this limitation may not be effective to prevent a Guarantee from being voided under fraudulent conveyance law, or may reduce or eliminate a Guarantor’s obligation to an amount that effectively makes its Guarantee worthless.

If a Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such indebtedness, a Guarantor’s liability on its Guarantee could be reduced to zero. See “Risk Factors—Risks Related to the Notes and Our Substantial Indebtedness—Federal and state statutes allow courts, under specific circumstances, to void guarantees, subordinate claims in respect of guarantees and require note holders to return payments received from Guarantors.”

Each Guarantee by a Guarantor (other than the Parent Guarantor) will provide by its terms that it will be automatically and unconditionally released and discharged upon:

(1) (a) any sale, exchange or transfer (by merger or otherwise) of the Capital Stock of such Guarantor (including any sale, exchange or transfer), after which the applicable Guarantor is no longer a Restricted Subsidiary or sale of all or substantially all the assets of such Guarantor, which sale, exchange or transfer is made in compliance with the applicable provisions of the Indenture;

(b) the release or discharge of its guarantee under the TCEH Senior Secured Facilities or of the guarantee by such Guarantor that resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee;

(c) the designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in compliance with the applicable provisions of the Indenture; or

(d) the exercise by the Issuer of its legal defeasance option or covenant defeasance option as described under “Legal Defeasance and Covenant Defeasance” or the discharge of the Issuer’s obligations under the Indenture in accordance with the terms of the Indenture; and

(2) such Guarantor delivering to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

Holding Company Structure

Each of the Parent Guarantor and the Issuer is a holding company for its Subsidiaries, with no material operations of its own and only limited assets. Accordingly, each of the Parent Guarantor and the Issuer is dependent upon the distribution of the earnings of its Subsidiaries, whether in the form of dividends, advances or payments on account of intercompany obligations, to service its debt obligations.

Paying Agent and Registrar for the Notes

The Issuer will maintain one or more paying agents for the Notes. As of the date of this prospectus, the paying agent for the Notes is the Trustee at its offices in Houston, Texas.

The Issuer will also maintain a registrar. As of the date of this prospectus, the registrar is the Trustee at its offices in Houston, Texas. The registrar will maintain a register reflecting ownership of the Notes outstanding from time to time and will make payments on and facilitate transfer of Notes on behalf of the Issuer.

The Issuer may change the paying agents or the registrars without prior notice to the Holders. The Issuer or any of its Subsidiaries may act as a paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. The Issuer will not be required to transfer or exchange any Note selected for redemption. Also, the Issuer will not be required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Principal, Maturity and Interest

As of the date of this prospectus, $2,045,956,000 in aggregate principal amount of Initial Cash Pay Notes is outstanding and $1,441,957,000 in aggregate principal amount of Series B Cash Pay Notes is outstanding. The Cash Pay Notes mature on November 1, 2015.

As of the date of this prospectus, $1,405,665,671 in aggregate principal amount of Toggle Notes is outstanding. On May 1, 2009, the Issuer increased the aggregate principal amount of the Toggle Notes by $98,439,000 in payment of interest due on such date. On May 1, 2016, the Issuer will repay in full in U.S. Dollars an amount of Toggle Notes equal to $50,000,000, which shall be made on a pro rata basis based on the aggregate principal amount of Toggle Notes outstanding.

        Subject to compliance with the covenant described below under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” the Issuer may issue additional cash pay notes and/or toggle notes from time to time under the Indenture (any such cash pay notes or toggle notes, “Additional Notes”). The Notes are “Required Debt” under the Indenture and we may issue additional debt securities that constitute Required Debt. In addition, in connection with the payment of PIK Interest (as defined below) or Partial PIK Interest (as defined below) in respect of Toggle Notes, the Issuer is entitled to, without the consent of the Holders, increase the outstanding principal amount of Toggle Notes or issue additional toggle notes (the “PIK Notes”) under the Indenture on the same terms and conditions as the Toggle Notes (in each case, the “PIK Payment”). Each of the Series B Cash Pay Notes, the Initial Cash Pay Notes and the Toggle Notes are each a separate series of Notes but are treated as a single class of securities under the Indenture, except as otherwise stated herein. As a result, Holders of each series of Notes have no separate rights to, among other things, give notice of Defaults or to direct the Trustee to exercise remedies during an Event of Default or otherwise. Except as described under “—Amendment, Supplement and Waiver,” the Notes, the PIK Notes, any Additional Notes subsequently issued under the Indenture and any additional Required Debt issued under the Indenture will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context requires otherwise, references to “Notes” for all purposes of the Indenture and this “Description of Notes” include any PIK Notes and Additional Notes that are actually issued, and references to “principal amount” of the Notes includes any increase in the principal amount of the outstanding Notes as a result of a PIK Payment.

Cash Pay Notes

Interest on the Cash Pay Notes accrues at the rate of 10.25% per annum and is payable semi-annually in arrears on May 1 and November 1 to the Holders of Cash Pay Notes of record on the immediately preceding April 15 and October 15. Interest on the Cash Pay Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest on the Cash Pay Notes is computed on the basis of a 360-day year comprised of twelve 30-day months.

Toggle Notes

Interest on the Toggle Notes is payable semi-annually in arrears on May 1 and November 1 to the Holders of Toggle Notes of record on the immediately preceding April 15 and October 15. Interest on the Toggle Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Toggle Notes issue date. Interest on the Toggle Notes is computed on the basis of a 360-day year comprised of twelve 30-day months.

For any interest payment period after the initial interest payment period and prior to November 1, 2012, the Issuer may, at its option, elect to pay interest on the Toggle Notes:

•	entirely in cash (“Cash Interest”);

•	entirely by increasing the principal amount of the outstanding Toggle Notes or by issuing PIK Notes (“PIK Interest”); or

•

on 50% of the outstanding principal amount of the Toggle Notes in cash and on 50% of the principal amount by increasing the principal amount of the outstanding Toggle Notes or by issuing PIK Notes (“Partial PIK Interest”).

The Issuer must elect the form of interest payment for the Toggle Notes with respect to each interest period by delivering a notice to the Trustee prior to the beginning of each interest period. The Trustee shall promptly deliver a corresponding notice to the Holders. In the absence of such an election for any interest period, interest on the Toggle Notes shall be payable according to the election for the previous interest period. After November 1, 2012, the Issuer will make all interest payments on the Toggle Notes entirely in cash. Notwithstanding anything to the contrary, the payment of accrued interest in connection with any redemption of Toggle Notes as described under “—Optional Redemption—Toggle Notes” or “—Repurchase at the Option of Holders” shall be made solely in cash.

Cash Interest on the Toggle Notes accrues at a rate of 10.50% per annum and be payable in cash. PIK Interest on the Toggle Notes accrues at a rate of 11.25% per annum and be payable (x) with respect to Toggle Notes represented by one or more global notes registered in the name of, or held by, The Depository Trust Company (“DTC”) or its nominee on the relevant record date, by increasing the principal amount of the outstanding global Toggle Note by an amount equal to the amount of PIK Interest for the applicable interest period (rounded up to the nearest $1,000) (or, if necessary, pursuant to the requirements of DTC, to authenticate new global Toggle Notes executed by the Issuer with such increased principal amounts) and (y) with respect to Toggle Notes represented by certificated notes, by issuing PIK Notes in certificated form in an aggregate principal amount equal to the amount of PIK Interest for the applicable period (rounded up to the nearest whole dollar), and the Trustee will, at the request of the Issuer, authenticate and deliver such PIK Notes in certificated form for original issuance to the Holders on the relevant record date, as shown by the records of the register of Holders. In the event that the Issuer elects to pay Partial PIK Interest for any interest period, each Holder will be entitled to receive Cash Interest in respect of 50% of the principal amount of the Toggle Notes held by such Holder on the relevant record date and PIK Interest in respect of 50% of the principal amount of the Toggle Notes held by such Holder on the relevant record date. Following an increase in the principal amount of the outstanding global Toggle Notes as a result of a PIK Payment, the global Toggle Notes will bear interest on such increased principal amount from and after the date of such PIK Payment. Any PIK Notes issued in certificated form will be dated as of the applicable interest payment date and will bear interest from and after such date. All Toggle Notes issued pursuant to a PIK Payment will be governed by, and subject to the terms, provisions and conditions of, the Indenture and shall have the same rights and benefits as the Toggle Notes issued on the Toggle Notes issue date. Any certificated PIK Notes will be issued with the description PIK on the face of such PIK Note.

Principal of, premium, if any, and interest on the Notes will be payable at the office or agency of the Issuer maintained for such purpose within the City of Houston and State of Texas or, at the option of the Issuer, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders; provided that all payments of principal, premium, if any, and interest with respect to the Notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. Until otherwise designated by the Issuer, the Issuer’s office or agency in Houston, Texas will be the office of the Trustee maintained for such purpose.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

Except as set forth under “—Principal, Maturity and Interest” above, the Issuer will not be required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuer may be required to offer to purchase Notes as described under “Repurchase at the Option of Holders.” The Issuer may at any time and from time to time purchase Notes in the open market or otherwise.

Optional Redemption

Cash Pay Notes

Except as set forth below, the Issuer will not be entitled to redeem any series of Cash Pay Notes at its option prior to November 1, 2011.

At any time prior to November 1, 2011, the Issuer may redeem each of the Series B Cash Pay Notes or the Initial Cash Pay Notes, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to the registered address of each Holder of such series of Cash Pay Notes to be redeemed or otherwise in accordance with the procedures of DTC, at a redemption price equal to 100% of the principal amount of the series of Cash Pay Notes to be redeemed plus the Applicable Premium as of, and accrued and unpaid interest to the date of redemption (the “Redemption Date”), subject to the rights of Holders of such series of Cash Pay Notes on the relevant record date to receive interest due on the relevant interest payment date.

On and after November 1, 2011, the Issuer may redeem each of the Series B Cash Pay Notes or the Initial Cash Pay Notes, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to the registered address of each Holder of such series of Cash Pay Notes to be redeemed or otherwise in accordance with the procedures of DTC, at the redemption prices (expressed as percentages of principal amount of the series of Cash Pay Notes to be redeemed) set forth below, plus accrued and unpaid interest to the applicable Redemption Date, subject to the right of Holders of record of such series of Cash Pay Notes to be redeemed on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on November 1 of each of the years indicated below:

Year	Percentage
2011	105.125%
2012	102.563%
2013 and thereafter	100.000%

Any notice of any redemption may be given prior to the redemption thereof, and any such redemption or notice may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of an Equity Offering or other corporate transaction.

If the Issuer redeems less than all of the outstanding Cash Pay Notes of a series, the Trustee shall select the Cash Pay Notes of such series to be redeemed in the manner described under “—Repurchase at the Option of Holders—Selection and Notice.”

Toggle Notes

Except as set forth below, the Issuer will not be entitled to redeem Toggle Notes at its option prior to November 1, 2012.

At any time prior to November 1, 2012, the Issuer may redeem all or a part of the Toggle Notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to the registered address of each Holder of Toggle Notes or otherwise in accordance with the procedures of DTC, at a redemption price equal to 100% of the principal amount of the Toggle Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to the Redemption Date, subject to the rights of Holders of Toggle Notes on the relevant record date to receive interest due on the relevant interest payment date.

On and after November 1, 2012, the Issuer may redeem the Toggle Notes, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to the registered address of each Holder of Toggle Notes or otherwise in accordance with the procedures of DTC, at the redemption prices (expressed as percentages of principal amount of the Toggle Notes to be redeemed) set forth below, plus accrued and unpaid interest to the applicable Redemption Date, subject to the right of Holders of Toggle Notes of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on November 1 of each of the years indicated below:

Year	Percentage
2012	105.250%
2013	103.500%
2014	101.750%
2015 and thereafter	100.000%

At the end of any “accrual period” (as defined in Section 1272(a)(5) of the Code) ending after the fifth anniversary of the issue date of the Toggle Notes (each, an “Optional Interest Repayment Date”), the Issuer may pay in cash, without duplication, all accrued and unpaid interest, if any, and all accrued and unpaid “original issue discount” (as defined in Section 1273(a)(1) of the Code) on each Toggle Note then outstanding up to, in the aggregate, the Optional Interest Repayment Amount (each such redemption, an “Optional Interest Repayment”). The “Optional Interest Repayment Amount” means, as of each Optional Interest Repayment Date, the excess, if any, of (a) the aggregate amount of accrued and unpaid interest and all accrued and unpaid “original issue discount” (as defined in Section 1273(a)(1) of the Code) with respect to the Toggle Notes, over (b) an amount equal to the product of (i) the “issue price” (as defined in Sections 1273(b) and 1274(a) of the Code) of the Toggle Notes multiplied by (ii) the “yield to maturity” (as defined in the Treasury Regulation Section 1.1272-1(b)(1)(i)) of the Toggle Notes minus (c) $50,000,000.

Any notice of any redemption may be given prior to the redemption thereof, and any such redemption or notice may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of an Equity Offering or other corporate transaction.

If the Issuer redeems less than all of the outstanding Toggle Notes, the Trustee shall select the Toggle Notes to be redeemed in the manner described under “—Repurchase at the Option of Holders—Selection and Notice.”

Repurchase at the Option of Holders

Change of Control

The Indenture provides that if a Change of Control occurs, unless the Issuer has previously or concurrently mailed a redemption notice with respect to all the outstanding Notes as described under “Optional Redemption” and will redeem all of the outstanding Notes pursuant thereto, the Issuer will make an offer to purchase all of the Notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest to the date of purchase, subject to the right of Holders of the Notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuer will send notice of such Change of Control Offer by first-class mail, with a copy to the Trustee, to each Holder of Notes to the address of such Holder appearing in the security register with a copy to the Trustee or otherwise in accordance with the procedures of DTC, with the following information:

(1) that a Change of Control Offer is being made pursuant to the covenant entitled “Change of Control” and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuer;

(2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”);

(3) that any Note not properly tendered will remain outstanding and continue to accrue interest;

(4) that unless the Issuer defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5) that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6) that Holders will be entitled to withdraw their tendered Notes and their election to require the Issuer to purchase such Notes; provided that the paying agent receives, not later than the close of business on the expiration date of the Change of Control Offer, a telegram, facsimile transmission or letter setting forth the name of the Holder of the Notes, the principal amount of Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Notes and its election to have such Notes purchased;

(7) that the Holders whose Notes are being repurchased only in part will be issued new Notes and such new Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered. The unpurchased portion of the Notes must be equal to $2,000 or an integral multiple of $1,000 in excess thereof; and

(8) the other instructions, as determined by TCEH, consistent with the covenant described under this “—Repurchase at the Option of Holders—Change of Control” section, that a Holder must follow.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

On the Change of Control Payment Date, the Issuer will, to the extent permitted by law,

(1) accept for payment all Notes issued by it or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3) deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officer’s Certificate to the Trustee stating that such Notes or portions thereof have been tendered to and purchased by the Issuer.

The TCEH Senior Secured Facilities, and future credit agreements or other agreements relating to Senior Indebtedness to which the Issuer becomes a party may, provide that certain change of control events with respect to the Issuer would constitute a default thereunder (including a Change of Control under the Indenture). If we experience a change of control that triggers a default under the TCEH Senior Secured Facilities, we could seek a waiver of such default or seek to refinance the TCEH Senior Secured Facilities. In the event we do not obtain such a waiver or refinance the TCEH Senior Secured Facilities, such default could result in amounts outstanding under the TCEH Senior Secured Facilities being declared due and payable and could cause a Receivables Facility to be wound down. Additionally, the terms of the Notes provide that certain change of control events with respect to the Issuer (including a Change of Control under the Indenture) would result in the Issuer being required to offer to repurchase such Notes.

Our ability to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. As of the Issue Date, we had no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to engage in such a transaction in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Liens.” Such restrictions in the Indenture can be waived with the consent of the Required Holders of a majority in principal amount of the Required Debt. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders of the Notes protection in the event of a highly leveraged transaction.

        The Issuer will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Issuer to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Issuer to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relating to the Issuer’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Required Holders of a majority in principal amount of the Required Debt.

Asset Sales

The Indenture provides that TCEH will not, and will not permit any of its Restricted Subsidiaries to consummate, directly or indirectly, an Asset Sale, unless:

(1) TCEH or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by TCEH) of the assets sold or otherwise disposed of; and

(2) except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by TCEH or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that the amount of:

(a) any liabilities (as shown on TCEH’s or such Restricted Subsidiary’s most recent balance sheet or in the footnotes thereto) of TCEH or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the Notes or that are owed to TCEH or an Affiliate of TCEH, that are assumed by the transferee of any such assets and for which TCEH and all of its Restricted Subsidiaries have been validly released by all applicable creditors in writing,

(b) any securities received by TCEH or such Restricted Subsidiary from such transferee that are converted by TCEH or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale, and

(c) any Designated Non-cash Consideration received by TCEH or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed 5% of Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be cash for purposes of this provision and for no other purpose.

Within 450 days after the receipt of any Net Proceeds of any Asset Sale, TCEH or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale,

(1) to permanently reduce:

(a) Obligations under Senior Indebtedness which is Secured Indebtedness permitted by the Indenture, and to correspondingly reduce commitments with respect thereto;

(b) Obligations under other Senior Indebtedness (and to correspondingly reduce commitments with respect thereto); provided that the Issuer shall equally and ratably reduce Obligations under the Notes as provided under “—Optional Redemption,” through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or otherwise by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase their Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any;

(c) Obligations under the Existing Notes which have a final maturity date (as in effect on the Closing Date) on or prior to October 15, 2016; provided that, at the time of, and after giving effect to, such repurchase, redemption or defeasance, the aggregate amount of Net Proceeds used to repurchase, redeem or defease Existing Notes pursuant to this subclause (c) following the Closing Date shall not exceed 3.5% of Total Assets at such time; or

(d) Indebtedness of a Restricted Subsidiary (other than TCEH Finance, Inc.) that is not a Guarantor, other than Indebtedness owed to TCEH or another Restricted Subsidiary (or any Affiliate thereof);

(2) to make (a) an Investment in any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in TCEH or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) capital expenditures or (c) acquisitions of other assets, in each of (a), (b) and (c), used or useful in a Similar Business; or

(3) to make an Investment in (a) any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in TCEH or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) properties or (c) acquisitions of other assets that, in each of (a), (b) and (c), replace the businesses, properties and/or assets that are the subject of such Asset Sale;

provided that, in the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as TCEH, or such other Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment (an “Acceptable Commitment”) (and reinvest within the later of 450 days from the date of receipt of Net Proceeds and 180 days of receipt of such commitment) and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, TCEH or such Restricted Subsidiary enters into another Acceptable Commitment (a “Second Commitment”) within the later of (a) 180 days of such cancellation or termination or (b) the initial 450-day period; provided further, that if any Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied, then such Net Proceeds shall constitute Excess Proceeds.

Notwithstanding the preceding paragraph, to the extent that regulatory approval is necessary for an asset purchase or investment, or replacement, repair or restoration on any asset or investment, then TCEH or any Restricted Subsidiary shall have an additional 365 days to apply the Net Proceeds from such Asset Sale in accordance with the preceding paragraph.

Any Net Proceeds from Asset Sales that are not invested or applied as provided and within the time period set forth in the first sentence of the second preceding paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $200.0 million, the Issuer shall make an offer to all Holders of the Notes and, if required or permitted by the terms of any Senior Indebtedness, to the holders of such Senior Indebtedness (an “Asset Sale Offer”), to purchase the maximum aggregate principal amount of the Notes and such Senior Indebtedness that is a minimum of $2,000 or an integral multiple of $1,000 in excess thereof that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuer will commence an Asset Sale Offer with respect to Excess Proceeds within 10 Business Days after the date that Excess Proceeds exceed $200.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee.

To the extent that the aggregate amount of Notes and such Senior Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, TCEH may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Notes or the Senior Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and such Senior Indebtedness to be purchased on a pro rata basis based on the accreted value or principal amount of the Notes or such Senior Indebtedness tendered. Additionally, the Issuer may, at its option, make an Asset Sale Offer using proceeds from any Asset Sale at any time after consummation of such Asset Sale; provided that such Asset Sale Offer shall be in an aggregate amount of not less than $25.0 million. Upon consummation of an Asset Sale Offer, any Net Proceeds not required to be used to purchase Notes shall not be deemed Excess Proceeds and any remaining amounts may be used to make Restricted Payments to the extent permitted by clause (16) of the second paragraph described under the caption “Limitation on Restricted Payments.”

Pending the final application of any Net Proceeds pursuant to this covenant, the holder of such Net Proceeds may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

Selection and Notice

If the Issuer is redeeming less than all of the Notes issued by it at any time, the Trustee will select the Notes to be redeemed (a) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed, (b) on a pro rata basis to the extent practicable or (c) by lot or such other similar method in accordance with the procedures of DTC. No Notes of $2,000 or less can be redeemed in part.

Notices of purchase or redemption shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or Redemption Date to each Holder of Notes at such Holder’s registered address or otherwise in accordance with the procedures of DTC, except that redemption notices may be mailed more than 60 days prior to a Redemption Date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. If any Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed. The notice will also state any conditions applicable to a redemption.

The Issuer will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the Holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption, but such redemption may be subject to one or more conditions precedent. On and after the Redemption Date, interest ceases to accrue on Notes or portions thereof called for redemption.

Certain Covenants

Limitation on Restricted Payments

TCEH will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(I) declare or pay any dividend or make any payment or distribution on account of TCEH’s, or any of its Restricted Subsidiaries’ Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation other than:

(a) dividends or distributions by TCEH payable solely in Equity Interests (other than Disqualified Stock) of TCEH; or

(b) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, TCEH or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

(II) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of TCEH or any direct or indirect parent of TCEH, including in connection with any merger or consolidation;

(III) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than:

(a) Indebtedness permitted under clauses (7) and (8) of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(b) the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

(IV) make any Restricted Investment

(all such payments and other actions set forth in clauses (I) through (IV) above (other than any exception thereto) being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(1) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(2) immediately after giving effect to such transaction on a pro forma basis, TCEH could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by TCEH and its Restricted Subsidiaries after the Closing Date (including Restricted Payments permitted by clauses (1), (2) (with respect to the payment of dividends on Refunding Capital Stock (as defined below) pursuant to clause (b) thereof only), (6)(c), (9) and (14) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):

(a) 50% of the Consolidated Net Income of TCEH for the period (taken as one accounting period) beginning October 1, 2007, to the end of TCEH’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit; plus

(b) 100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by TCEH, of marketable securities or other property received by TCEH since immediately after the Closing Date (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of:

(i)(A) Equity Interests of TCEH, including Treasury Capital Stock (as defined below), but excluding cash proceeds and the fair market value, as determined in good faith by TCEH, of marketable securities or other property received from the sale of:

(x) Equity Interests to members of management, directors or consultants of TCEH, any direct or indirect parent company of TCEH and TCEH’s Subsidiaries after the Closing Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and

(y) Designated Preferred Stock; and

(B) to the extent such net cash proceeds are actually contributed to the capital of TCEH, Equity Interests of TCEH’s direct or indirect parent companies (excluding contributions of the proceeds from the sale of Designated Preferred Stock of such companies or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph); or

(ii) debt securities of TCEH that have been converted into or exchanged for such Equity Interests of TCEH;

provided, however, that this clause (b) shall not include the proceeds from (V) Refunding Capital Stock (as defined below), (W) Equity Interests or debt securities of TCEH sold to a Restricted Subsidiary, as the case may be, (X) Disqualified Stock or debt securities that have been converted into or exchanged for Disqualified Stock or (Y) Excluded Contributions; plus

(c) 100% of the aggregate amount of cash and the fair market value, as determined in good faith by TCEH, of marketable securities or other property contributed to the capital of TCEH following the Closing Date (other than net cash proceeds to the extent such net cash proceeds (i) have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” (ii) are contributed by a Restricted Subsidiary or (iii) constitute Excluded Contributions); plus

(d) 100% of the aggregate amount received in cash and the fair market value, as determined in good faith by TCEH, of marketable securities or other property received by means of:

(i) the sale or other disposition (other than to TCEH or a Restricted Subsidiary) of Restricted Investments made by TCEH or its Restricted Subsidiaries after the Closing Date and repurchases and redemptions of such Restricted Investments from TCEH or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by TCEH or its Restricted Subsidiaries, after the Closing Date; or

(ii) the sale (other than to TCEH or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary (other than to the extent the Investment in such Unrestricted Subsidiary was made by TCEH or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) or a distribution or dividend from an Unrestricted Subsidiary after the Closing Date; plus

(e) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary after the Closing Date, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by TCEH in good faith (or if such fair market value exceeds $200.0 million, in writing by an Independent Financial Advisor), at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary other than to the extent the Investment in such Unrestricted Subsidiary was made by TCEH or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment.

The foregoing provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2)(a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Treasury Capital Stock”) or Subordinated Indebtedness of the Issuer or a Guarantor or any Equity Interests of any direct or indirect parent company of TCEH, in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of TCEH or any direct or indirect parent company of TCEH to the extent contributed to the capital of TCEH (in each case, other than any Disqualified Stock) (“Refunding Capital Stock”) and (b) if immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under clause (6) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of TCEH) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

(3) the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Issuer or a Guarantor (other than the Parent Guarantor) made in exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuer or a Guarantor, as the case may be, which is incurred in compliance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a) the principal amount (or accreted value) of such new Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, plus the amount of any reasonable premium (including reasonable tender premiums), defeasance costs and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness;

(b) such new Indebtedness is subordinated to the Notes or the applicable Guarantee at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value;

(c) such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired; and

(d) such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

(4) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of TCEH or any of its direct or indirect parent companies held by any future, present or former employee, director or consultant of TCEH, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, including any Equity Interests rolled over by management of TCEH or any of its direct or indirect parent companies in connection with the Transactions; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed in any calendar year $25.0 million (which shall increase to $50.0 million subsequent to the consummation of an underwritten public Equity Offering by TCEH or any direct or indirect parent entity of TCEH) (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $75.0 million in any calendar year (which shall increase to $150.0 million subsequent to the consummation of an underwritten public Equity Offering by TCEH or any direct or indirect parent entity of TCEH)); provided further that such amount in any calendar year may be increased by an amount not to exceed:

(a) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of TCEH and, to the extent contributed to the capital of TCEH, Equity Interests of any of TCEH’s direct or indirect parent companies, in each case to members of management, directors or consultants of the TCEH, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Closing Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3) of the preceding paragraph; plus

(b) the cash proceeds of key man life insurance policies received by TCEH or its Restricted Subsidiaries after the Closing Date; less

(c) the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a) and (b) of this clause (4);

and provided, further that cancellation of Indebtedness owing to TCEH or any Restricted Subsidiary from members of management of TCEH, any of TCEH’s direct or indirect parent companies or any of TCEH’s Restricted Subsidiaries in connection with a repurchase of Equity Interests of TCEH or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(5) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of TCEH or any of its Restricted Subsidiaries or any class or series of Preferred Stock of any Restricted Subsidiary issued in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” to the extent such dividends are included in the definition of “Fixed Charges”;

(6)(a) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by TCEH after the Closing Date;

(b) the declaration and payment of dividends to a direct or indirect parent company of TCEH, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of such parent corporation issued after the Closing Date; provided that the amount of dividends paid pursuant to this clause (b) shall not exceed the aggregate amount of cash actually contributed to the capital of TCEH from the sale of such Designated Preferred Stock; or

(c) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

provided, however, in the case of each of (a) and (c) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, TCEH and its Restricted Subsidiaries on a consolidated basis would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

(7) Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities, not to exceed 1.0% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(9) the declaration and payment of dividends on TCEH’s common stock (or the payment of dividends to any direct or indirect parent entity to fund a payment of dividends on such entity’s common stock), following consummation of the first public offering of TCEH’s common stock or the common stock of any of its direct or indirect parent companies after the Closing Date, of up to 6% per annum of the net cash proceeds received by or contributed to TCEH in or from any such public offering, other than public offerings with respect to TCEH’s common stock registered on Form S-4 or Form S-8 and other than any public sale constituting an Excluded Contribution;

(10) Restricted Payments that are made with Excluded Contributions;

(11) (A) other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (A) not to exceed 2.0% of Total Assets at the time made; and (B) dividends to or, the making of loans to, EFH Corp. in an aggregate amount not to exceed $1,000.0 million, to the extent the proceeds of such loans or dividends are invested in any of the Oncor Subsidiaries; provided that no more than $500.0 million of payments under this clause (B) may be made other than by Intercompany Loans;

(12) distributions or payments of Receivables Fees;

(13) any Restricted Payment made as part of or in connection with the Transactions (including any payments made after the Closing Date in respect of the Issuer’s and its Subsidiaries’ long-term incentive plan or in respect of tax gross-ups and other deferred compensation) and the fees and expenses related thereto or used to fund amounts owed to Affiliates (including dividends to any direct or indirect parent of TCEH to permit payment by such parent of such amount), in each case to the extent permitted by the covenant described under “—Transactions with Affiliates”;

(14) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness in accordance with the provisions similar to those described under “Repurchase at the Option of Holders—Change of Control” and “Repurchase at the Option of Holders—Asset Sales”; provided that all Notes tendered by Holders in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(15) the declaration and payment of dividends or distributions by TCEH to, or the making of loans to, any direct or indirect parent company in amounts required for any direct or indirect parent companies to pay, in each case without duplication,

(a) franchise and excise taxes and other fees, taxes and expenses required to maintain their corporate existence;

(b) foreign, federal, state and local income taxes (including any amounts reimbursable to the Oncor Subsidiaries in respect of such taxes pursuant to a tax sharing agreement), to the extent such income taxes are attributable to the income of (i) EFH Corp. and its Subsidiaries (other than the Oncor Subsidiaries) and (ii) the Oncor Subsidiaries, to the extent the Oncor Subsidiaries have not reimbursed EFH Corp. or such direct or indirect parent of TCEH for such payments in amounts required to pay such taxes; provided that the amount of such payments in any fiscal year does not exceed the amount that EFH Corp. and its Subsidiaries, is required to pay in respect of foreign, federal, state and local income taxes for such fiscal year (including any amounts reimbursable to the Oncor Subsidiaries in respect of such taxes pursuant to a tax sharing agreement);

(c) customary salary, bonus and other benefits payable to officers and employees of EFH Corp. or any direct or indirect parent company of EFH Corp. that are paid in the ordinary course of business to the extent such salaries, bonuses and other benefits are attributable to (i) the ownership or operation of EFH Corp. and its Restricted Subsidiaries or (ii) the ownership and operation of the Oncor Subsidiaries, to the extent the Oncor Subsidiaries have not reimbursed EFH Corp. or such direct or indirect parent company of EFH Corp. for such payments;

(d) general corporate operating and overhead costs and expenses of EFH Corp. or any direct or indirect parent company of EFH Corp. that are incurred in the ordinary course of business to the extent such costs and expenses are attributable to (i) the ownership or operation of EFH Corp. and its Restricted Subsidiaries or (ii) the ownership and operation of the Oncor Subsidiaries, to the extent the Oncor Subsidiaries have not reimbursed EFH Corp. or such direct or indirect parent company of EFH Corp. for such payments;

(e) fees and expenses other than to Affiliates of TCEH related to any unsuccessful equity or debt offering of such parent entity;

(16) Restricted Payments that are made with Excess Proceeds remaining after the completion of any Asset Sale Offer in an amount not to exceed $200 million;

(17) the making of Intercompany Loans to EFH Corp. so long as TCEH is a Subsidiary of EFH Corp. (A) in amounts required for EFH Corp. to pay, in each case without duplication, principal, premium and interest when due on (x) the EFH Corp. Notes and any Indebtedness incurred to replace, refund or refinance such debt and (y) Indebtedness of EFH Corp. and Parent Guarantor in existence on the Closing Date, including the Existing EFH Corp. Notes and the Existing Parent Guarantor Notes, and any Indebtedness incurred to replace, refund or refinance such debt and (B) in amounts required for EFH Corp. and its Subsidiaries (other than the Issuer and its Subsidiaries) that guarantee debt of EFH Corp. to pay, without duplication, principal, premium and interest when due on any Indebtedness incurred after the Closing Date by EFH Corp. or such Subsidiaries after the Issue Date; provided that the aggregate amount of Intercompany Loans to EFH Corp. pursuant to this subclause (B) shall not exceed $600.0 million;

(18) any distributions of, or Investments in, accounts receivable for purposes of inclusion in any Receivables Facility for the benefit of TCEH or its Restricted Subsidiaries, in each case made in the ordinary course of business or consistent with past practices; or

(19) making of Intercompany Loans to EFH Corp. in an amount sufficient to permit EFH Corp. to make any Optional Interest Repayment (as defined in the EFH Corp. Notes), permitted by the terms of the EFH Corp. Notes or any similar payments on Indebtedness incurred to replace, refund or refinance such debt; provided that in connection with any such replacement, refunding or refinancing, the aggregate principal amount of such Indebtedness is not increased (except by an amount equal to accrued interest, fees and expenses payable in connection therewith);

provided, however, that at the time of, and after giving effect to (A) any Restricted Payment permitted under clause (7), (11) and (19), no Default shall have occurred and be continuing or would occur as a consequence thereof and (B) any Restricted Payment permitted under clause (17), no Default under clauses (1) or (2) under “Events of Default and Remedies” shall have occurred and be continuing or would occur as a consequence thereof or any payment default or bankruptcy event of default under the EFH Corp. Notes (or any Indebtedness incurred to replace, refund or refinance such debt) shall have occurred and be continuing.

On the date of this prospectus, all of TCEH’s Subsidiaries were Restricted Subsidiaries (other than Comanche Peak Nuclear Power Company, Nuclear Energy Future Holdings LLC and Nuclear Energy Future Holdings II LLC). TCEH will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by TCEH and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clause (7), (10) or (11) of the second paragraph of this covenant, or pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

TCEH will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness), and TCEH will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided, however, that TCEH may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any of its Restricted Subsidiaries may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis for TCEH and its Restricted Subsidiaries’ most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period; provided, further, that Restricted Subsidiaries that are not Guarantors may not incur Indebtedness or issue Disqualified Stock or Preferred Stock if, after giving pro forma effect to such incurrence or issuance (including a pro forma application of the net proceeds therefrom), more than an aggregate of $1,250.0 million of Indebtedness or Disqualified Stock or Preferred Stock of Restricted Subsidiaries that are not Guarantors would be outstanding pursuant to this paragraph and clauses (12) and (14) below at such time.
The foregoing limitations will not apply to:

(1) the incurrence of Indebtedness under (x) Credit Facilities by TCEH or any of its Restricted Subsidiaries and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount of $26,500.0 million outstanding at any one time and (y) any Collateral Posting Facility;

(2) the incurrence by the Issuer and any Guarantor of Indebtedness represented by the Notes (including any Guarantee thereof) (other than any Additional Notes or Guarantees thereof);

(3) Indebtedness of TCEH and its Restricted Subsidiaries in existence on the Closing Date (other than Indebtedness described in clauses (1) and (2)), including the Existing Notes and Indebtedness under the TCEH Senior Interim Facility (including any PIK Interest which may be paid with respect thereto);

(4) Indebtedness consisting of Capitalized Lease Obligations and Purchase Money Obligations, so long as such Indebtedness (except Environmental CapEx Debt) exists at the date of such purchase, lease or improvement, or is created within 270 days thereafter;

(5) Indebtedness incurred by TCEH or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation or employee health claims, or other Indebtedness with respect to reimbursement-type obligations regarding workers’ compensation or employee health claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(6) Indebtedness arising from agreements of TCEH or its Restricted Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that such Indebtedness is not reflected on the balance sheet of TCEH, or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (6));

(7) Indebtedness of TCEH to a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not the Issuer or a Guarantor is expressly subordinated in right of payment to the Notes; provided, further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to TCEH or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause (7);

(8) Indebtedness of a Restricted Subsidiary to TCEH or another Restricted Subsidiary; provided that if the Issuer or a Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not the Issuer or a Guarantor, such Indebtedness is expressly subordinated in right of payment to the Guarantee of the Notes of such Guarantor; provided, further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause (8);

(9) shares of Preferred Stock of a Restricted Subsidiary issued to TCEH or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to TCEH or another of its Restricted Subsidiaries) shall be deemed in each case to be an issuance of such shares of Preferred Stock not permitted by this clause (9);

(10) Hedging Obligations; provided that (i) other than in the case of commodity Hedging Obligations, such Hedging Obligations are not entered into for speculative purposes (as determined by TCEH in its reasonable discretion acting in good faith) and (ii) in the case of speculative commodity Hedging Obligations, such Hedging Obligations are entered into in the ordinary course of business and are consistent with past practice;

(11) obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by TCEH or any of its Restricted Subsidiaries in the ordinary course of business;

(12)(a) Indebtedness or Disqualified Stock of TCEH and Indebtedness, Disqualified Stock or Preferred Stock of TCEH or any Restricted Subsidiary equal to 100.0% of the net cash proceeds received by TCEH since immediately after the Closing Date from the issue or sale of Equity Interests of TCEH or cash contributed to the capital of TCEH (in each case, other than Excluded Contributions or proceeds of Disqualified Stock or sales of Equity Interests to TCEH or any of its Subsidiaries) as determined in accordance with clauses (3)(b) and (3)(c) of the first paragraph of “—Limitation on Restricted Payments” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of “—Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof) and (b) Indebtedness or Disqualified Stock of TCEH and Indebtedness, Disqualified Stock or Preferred Stock of TCEH or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and incurred pursuant to this clause (12)(b), does not at any one time outstanding exceed $1,750.0 million (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (12)(b) shall cease to be deemed incurred or outstanding for purposes of this clause (12)(b) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which TCEH or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (12)(b)); provided, however that on a pro forma basis, together with any amounts incurred and outstanding by Restricted Subsidiaries that are not Guarantors pursuant to the first paragraph of this covenant and clause (14), no more than $1,250.0 million of Indebtedness, Disqualified Stock or Preferred Stock at any one time outstanding and incurred pursuant to this clause (12) shall be incurred by Restricted Subsidiaries that are not Guarantors;

(13) the incurrence or issuance by TCEH or any Restricted Subsidiary of Indebtedness, Disqualified Stock or Preferred Stock which serves to refund or refinance any Indebtedness, Disqualified Stock or Preferred Stock of TCEH or any Restricted Subsidiary incurred as permitted under the first paragraph of this covenant and clauses (2), (3), (4) and (12)(a) above, this clause (13) and clause (14) below or any Indebtedness, Disqualified Stock or Preferred Stock of TCEH or any Restricted Subsidiary issued to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock of TCEH or any Restricted Subsidiary including additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums (including reasonable tender premiums), defeasance costs and fees in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(a) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced,

(b) to the extent such Refinancing Indebtedness refinances (i) Indebtedness subordinated or pari passu to the Notes or any Guarantee thereof, such Refinancing Indebtedness is subordinated or pari passu to the Notes or the Guarantee at least to the same extent as the Indebtedness being refinanced or refunded or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively, and

(c) shall not include Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of TCEH that is not the Issuer or a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of TCEH or a Guarantor;

and, provided, further that subclause (a) of this clause (13) will not apply to any refunding or refinancing of any Obligations under Credit Facilities secured by Permitted Liens or the TCEH Senior Interim Facilities; provided, further, that with respect to any pollution control revenue bonds or similar instruments, the maturity of any series thereof shall be deemed to be the date set forth in any instrument governing such Indebtedness for the remarketing of such Indebtedness;

(14) Indebtedness, Disqualified Stock or Preferred Stock of (x) TCEH or a Restricted Subsidiary incurred to finance an acquisition or (y) Persons that are acquired by TCEH or any Restricted Subsidiary or merged into TCEH or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that after giving effect to such acquisition or merger, either

(a) TCEH would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant, or

(b) such Fixed Charge Coverage Ratio of TCEH and the Restricted Subsidiaries is greater than immediately prior to such acquisition or merger;

provided, however that on a pro forma basis, together with any amounts incurred and outstanding by Restricted Subsidiaries that are not Guarantors pursuant to the first paragraph of this covenant and clause (12), no more than $1,250.0 million of Indebtedness, Disqualified Stock or Preferred Stock at any one time outstanding and incurred pursuant to this clause (14) shall be incurred by Restricted Subsidiaries that are not Guarantors;

(15) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within two Business Days of its incurrence;

(16) Indebtedness of TCEH or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to any Credit Facilities, in a principal amount not in excess of the stated amount of such letter of credit;

(17)(a) any guarantee by TCEH or a Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary, so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture, or (b) any guarantee by a Restricted Subsidiary of Indebtedness of TCEH; provided that such guarantee is incurred in accordance with the covenant described under “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”;

(18) Indebtedness of TCEH or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements, in each case, incurred in the ordinary course of business;

(19) Indebtedness consisting of Indebtedness issued by TCEH or any of its Restricted Subsidiaries to current or former officers, directors and employees thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of TCEH or any direct or indirect parent company of TCEH to the extent described in clause (4) of the second paragraph under “—Limitation on Restricted Payments”; and

(20) Indebtedness of TCEH or any Restricted Subsidiary to EFH Corp. or any of its Subsidiaries consistent with past practice in an aggregate amount not to exceed $25.0 million; provided, that at the time of incurring, and after giving effect to, such Indebtedness, no Default described in clauses (1) and (2) under the caption “—Events of Default and Remedies” shall have occurred and be continuing or would occur as a consequence thereof; provided, further, that any such Indebtedness owing to an entity that is not a Guarantor is expressly subordinated in right of payment to the Notes.

For purposes of determining compliance with this covenant:

(1) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (1) through (20) above or is entitled to be incurred pursuant to the first paragraph of this covenant, TCEH, in its sole discretion, will classify or reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one of the above clauses; and

(2) at the time of incurrence, TCEH will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above;

provided that all Indebtedness outstanding under the TCEH Senior Secured Facilities on the Closing Date will be treated as incurred on the Closing Date under clause (1) of the preceding paragraph.

Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness, Disqualified Stock or Preferred Stock will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar- denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

The Indenture provides that TCEH will not, and will not permit TCEH Finance, Inc. or any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinated or junior in right of payment to any Indebtedness of TCEH, TCEH Finance, Inc. or such Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the Notes or such Guarantor’s Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of TCEH, TCEH Finance, Inc. or such Guarantor, as the case may be.

The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Liens

TCEH will not, and will not permit TCEH Finance, Inc. or any Guarantor to, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) that secures obligations under any Indebtedness or any related guarantee, on any asset or property of the Issuer or any Guarantor, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

(1) in the case of Liens securing Subordinated Indebtedness, the Notes and any related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

(2) in all other cases, the Notes or any Guarantees are equally and ratably secured or are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens;

except that the foregoing shall not apply to (a) Liens securing the Notes and the related Guarantees, (b) Liens securing Indebtedness permitted to be incurred under Credit Facilities, including any letter of credit relating thereto, that was permitted by the terms of the Indenture to be incurred pursuant to clause (1) of the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (c) Liens incurred to secure Obligations in respect of any Indebtedness permitted to be incurred pursuant to the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” provided that, with respect to Liens securing Obligations permitted under this subclause (c), at the time of incurrence and after giving pro forma effect thereto, the Consolidated Secured Debt Ratio for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio would be no greater than 5.0 to 1.0. Any Lien which is granted to secure the Notes under this covenant shall be discharged at the same time as the discharge of the Lien (other than through the exercise of remedies with respect thereto) that gave rise to the obligation to so secure the Notes.

Merger, Consolidation or Sale of All or Substantially All Assets

Neither TCEH nor the Parent Guarantor may consolidate or merge with or into or wind up into (whether or not TCEH or the Parent Guarantor, as the case may be, is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1) TCEH or the Parent Guarantor, as the case may be, is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than TCEH or the Parent Guarantor, as the case may be) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership, limited liability corporation or trust organized or existing under the laws of the jurisdiction of organization of TCEH or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Person, as the case may be, being herein called the “Successor Company”);

(2) the Successor Company, if other than TCEH or the Parent Guarantor, as the case may be, expressly assumes (i) all the obligations of TCEH or the Parent Guarantor, as the case may, be under the Notes and the Indenture pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee and (ii) the Registration Rights Agreement;

(3) immediately after such transaction, no Default exists;

(4) in the case of TCEH, immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

(a) the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or

(b) such Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such ratio for TCEH and its Restricted Subsidiaries immediately prior to such transaction;

(5) each Guarantor, unless it is the other party to the transactions described above, in which case clause (b) of the second succeeding paragraph shall apply, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the Indenture, the Notes and the Registration Rights Agreement; and

(6) TCEH shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture, if any, comply with the Indenture and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture shall comply with the applicable provisions of the Indenture.

The Successor Company will succeed to, and be substituted for TCEH or the Parent Guarantor, as the case may be, under the Indenture and the Notes, as applicable. Notwithstanding the foregoing clauses (3) and (4),

(1) any Restricted Subsidiary may consolidate with or merge into or transfer all or part of its properties and assets to TCEH, and

(2) TCEH may merge with an Affiliate of TCEH, solely for the purpose of reincorporating TCEH in a State of the United States, the District of Columbia or any territory thereof so long as the amount of Indebtedness of TCEH and its Restricted Subsidiaries is not increased thereby.

Subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a Guarantor (other than the Parent Guarantor), no Guarantor will, and TCEH will not permit any Guarantor to, consolidate or merge with or into or wind up into (whether or not TCEH or the Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1)(a) such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership, limited partnership, limited liability corporation or trust organized or existing under the laws of the jurisdiction of organization of such Guarantor, as the case may be, or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the “Successor Person”);

(b) the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor’s related Guarantee pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(c) immediately after such transaction, no Default exists; and

(d) TCEH shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture; or

(2) the transaction is made in compliance with the covenant described under “—Repurchase at the Option of Holders—Asset Sales.”

Subject to certain limitations described in the Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee. Notwithstanding the foregoing, any Guarantor may (i) merge into or transfer all or part of its properties and assets to another Guarantor or TCEH, (ii) merge with an Affiliate of TCEH solely for the purpose of reincorporating the Guarantor in the United States, any state thereof, the District of Columbia or any territory thereof or (iii) convert into a corporation, partnership, limited partnership, limited liability corporation or trust organized or existing under the laws of the jurisdiction of organization of such Guarantor.

TCEH Finance, Inc. may not consolidate or merge with or into or wind up into (whether or not TCEH Finance, Inc. is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of TCEH Finance, Inc.’s properties or assets, in one or more related transactions, to any Person unless:

(1)(a) concurrently therewith, a corporate Wholly-Owned Subsidiary of TCEH that is a Restricted Subsidiary organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof expressly assumes (i) all the obligations of TCEH Finance, Inc. under the Notes and the Indenture pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee and (ii) the Registration Rights Agreement; or

(b) after giving effect thereto, at least one obligor on the Notes shall be a corporation organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof; and

(2) immediately after such transaction, no Default exists;

(3) TCEH Finance shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture, if any, comply with the Indenture and, if a supplemental indenture is required in connection with such transaction, such supplement shall comply with the applicable provisions of the Indenture.

Transactions with Affiliates

TCEH will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of TCEH (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $25.0 million, unless:

(1) such Affiliate Transaction is on terms that are not materially less favorable to TCEH or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by TCEH or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis; and

(2) TCEH delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $50.0 million, a resolution adopted by the majority of the board of directors of TCEH approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (1) above.

The foregoing provisions will not apply to the following:

(1) transactions between or among TCEH or any of its Restricted Subsidiaries or between or among TCEH, and its Restricted Subsidiaries and EFH Corp. and any of its Subsidiaries in the ordinary course of business;

(2) Restricted Payments permitted by the provisions of the Indenture described under the covenant “—Limitation on Restricted Payments” and “Permitted Investments”;

(3) the payment of management, consulting, monitoring and advisory fees and related expenses to the Investors pursuant to the Sponsor Management Agreement (plus any unpaid management, consulting, monitoring and advisory fees and related expenses accrued in any prior year) and the termination fees pursuant to the Sponsor Management Agreement, in each case as in effect on the Closing Date, or any amendment thereto (so long as any such amendment is not disadvantageous in the good faith judgment of the board of directors of TCEH to the Holders when taken as a whole as compared to the Sponsor Management Agreement in effect on the Closing Date);

(4) the payment of reasonable and customary fees paid to, and indemnities provided for the benefit of, officers, directors, employees or consultants of TCEH, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

(5) transactions in which TCEH or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to TCEH or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable to TCEH or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by TCEH or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis;

(6) any agreement as in effect as of the Closing Date, or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders when taken as a whole as compared to the applicable agreement as in effect on the Closing Date);

(7) the existence of, or the performance by TCEH or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Closing Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by TCEH or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Closing Date shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders when taken as a whole;

(8) the Transactions (including any payments made after the Closing Date in respect of the Issuer’s and its Subsidiaries’ long-term incentive plan or in respect of tax gross-ups and other deferred compensation) and the payment of all fees and expenses related to the Transactions, in each case as disclosed in this prospectus;

(9) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, including EFH Corp. and its subsidiaries, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to TCEH and its Restricted Subsidiaries, in the reasonable determination of the board of directors of TCEH or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(10) the issuance of Equity Interests (other than Disqualified Stock) of TCEH to any Permitted Holder or to any director, officer, employee or consultant;

(11) sales of accounts receivable, or participations therein, in connection with any Receivables Facility for the benefit of TCEH or any of its Restricted Subsidiaries;

(12) payments by TCEH or any of its Restricted Subsidiaries to any of the Investors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are approved by a majority of the board of directors of TCEH in good faith;

(13) payments or loans (or cancellation of loans) to employees or consultants of TCEH, any of its direct or indirect parent companies or any of its Restricted Subsidiaries and employment agreements, stock option plans and other similar arrangements with such employees or consultants which, in each case, are approved by TCEH in good faith;

(14) investments by the Investors in securities of TCEH or any of its Restricted Subsidiaries so long as (i) the investment is being offered generally to other investors on the same or more favorable terms and (ii) the investment constitutes less than 5% of the proposed or outstanding issue amount of such class of securities; and

(15) payments by TCEH (and any direct or indirect parent thereof) and its Subsidiaries pursuant to tax sharing agreements among TCEH (and any such parent) and its Subsidiaries on customary terms to the extent attributable to the ownership or operation of TCEH and its Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that TCEH, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent of amounts received from Unrestricted Subsidiaries) would be required to pay in respect of foreign, federal, state and local taxes for such fiscal year were TCEH and its Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

TCEH will not, and will not permit any of its Restricted Subsidiaries that are not Guarantors to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

(1)(a) pay dividends or make any other distributions to TCEH or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or

(b) pay any Indebtedness owed to TCEH or any of its Restricted Subsidiaries;

(2) make loans or advances to TCEH or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to TCEH or any of its Restricted Subsidiaries,

except (in each case) for such encumbrances or restrictions existing under or by reason of:

(a) contractual encumbrances or restrictions in effect on the Closing Date, including pursuant to the TCEH Senior Secured Facilities and the related documentation, the TCEH Senior Interim Facility and the related documentation and the Existing Notes Indentures and the related documentation;

(b) the Indenture and the Notes;

(c) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (3) above on the property so acquired;

(d) applicable law or any applicable rule, regulation or order;

(e) any agreement or other instrument of a Person acquired by TCEH or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(f) contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of TCEH pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(g) Secured Indebtedness that limits the right of the debtor to dispose of the assets securing such Indebtedness that is otherwise permitted to be incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens”;

(h) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(i) other Indebtedness, Disqualified Stock or Preferred Stock of Foreign Subsidiaries permitted to be incurred subsequent to the Closing Date pursuant to the provisions of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(j) customary provisions in joint venture agreements and other agreements or arrangements relating solely to such joint venture;

(k) customary provisions contained in leases or licenses of intellectual property and other agreements, in each case entered into in the ordinary course of business;

(l) any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancing of the contracts, instruments or obligations referred to in clauses (a) through (k) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of TCEH, no more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing;

(m) restrictions created in connection with any Receivables Facility for the benefit of TCEH or any of its Restricted Subsidiaries that, in the good faith determination of TCEH, are necessary or advisable to effect the transactions contemplated under such Receivables Facility; and

(n) restrictions or conditions contained in any trading, netting, operating, construction, service, supply, purchase, sale, hedging or similar agreement to which TCEH or any Restricted Subsidiary of TCEH is a party entered into in the ordinary course of business; provided, that such agreement prohibits the encumbrance solely to the property or assets of TCEH or such Restricted Subsidiary that are the subject of such agreement, the payment rights arising thereunder and/or the proceeds thereof and does not extend to any other asset or property of TCEH or such Restricted Subsidiary or the assets or property of any other Restricted Subsidiary.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

TCEH will not permit any of its Wholly-Owned Subsidiaries that are Restricted Subsidiaries (and non-Wholly-Owned Subsidiaries if such non-Wholly-Owned Subsidiaries guarantee other capital markets debt securities of TCEH, TCEH Finance, Inc. or any Guarantor), other than TCEH Finance, Inc., a Guarantor, a Foreign Subsidiary or a Receivables Subsidiary, to guarantee the payment of any Indebtedness of TCEH, TCEH Finance, Inc. or any Guarantor unless:

(1) such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the Indenture providing for a Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of Indebtedness of the Issuer or any Guarantor:

(a) if the Notes or such Guarantor’s Guarantee is subordinated in right of payment to such Indebtedness, the Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary’s guarantee with respect to such Indebtedness substantially to the same extent as the Notes are subordinated to such Indebtedness; and

(b) if such Indebtedness is by its express terms subordinated in right of payment to the Notes or such Guarantor’s Guarantee, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee substantially to the same extent as such Indebtedness is subordinated to the Notes or such Guarantor’s Guarantee; and

(2) such Restricted Subsidiary waives, and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against TCEH or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee;

provided that this covenant shall not be applicable to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

Limitations on Business Activities of TCEH Finance, Inc.

TCEH Finance, Inc. may not hold assets, become liable for any obligations or engage in any business activities; provided that it may be a co-obligor with respect to the Notes or any other Indebtedness issued by TCEH, and may engage in any activities directly related thereto or necessary in connection therewith. TCEH Finance, Inc. shall be a Wholly-Owned Subsidiary of TCEH at all times.

Reports and Other Information

Notwithstanding that TCEH may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Indenture requires TCEH to file with the SEC (and make available to the Trustee and Holders of the Notes (without exhibits), without cost to any Holder, within 15 days after it files them with the SEC) from and after the Issue Date,

(1) within 90 days (or any other time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of a Form 10-K by a non-accelerated filer) after the end of each fiscal year, annual reports on Form 10-K, or any successor or comparable form, containing the information required to be contained therein, or required in such successor or comparable form;

(2) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q containing all quarterly information that would be required to be contained in Form 10-Q, or any successor or comparable form;

(3) promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K, or any successor or comparable form; and

(4) any other information, documents and other reports which TCEH would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

in each case in a manner that complies in all material respects with the requirements specified in such form; provided that TCEH shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event TCEH will make available such information to prospective purchasers of Notes, in addition to providing such information to the Trustee and the Holders of the Notes, in each case within 15 days after the time TCEH would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act. In addition, to the extent not satisfied by the foregoing, each of the Parent Guarantor and the Issuer have agreed that, for so long as any Notes are outstanding, it will furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

In the event that any direct or indirect parent company of TCEH is or becomes a Guarantor of the Notes (including the Parent Guarantor), the Indenture permits TCEH to satisfy its obligations in this covenant with respect to financial information relating to TCEH by furnishing financial information relating to such parent; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to TCEH and its Restricted Subsidiaries on a standalone basis, on the other hand.

Notwithstanding anything herein to the contrary, TCEH will not be deemed to have failed to comply with any of its obligations hereunder for purposes of clause (3) under “Events of Default and Remedies” until 60 days after the date any report hereunder is due.

Events of Default and Remedies

The Indenture provides that each of the following is an “Event of Default”:

(1) default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Notes;

(2) default for 30 days or more in the payment when due of interest on or with respect to the Notes;

(3) failure by the Issuer or any Restricted Subsidiary for 60 days after receipt of written notice given by the Trustee or the Required Holders of not less than 30% in principal amount of the Required Debt to comply with any of its obligations, covenants or agreements (other than a default referred to in clauses (1) and (2) above) contained in the Indenture or the Notes;

(4) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by TCEH or any of its Restricted Subsidiaries or the payment of which is guaranteed by TCEH or any of its Restricted Subsidiaries, other than Indebtedness owed to TCEH or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Notes, if both:

(a) such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

(b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $250.0 million or more at any one time outstanding;

(5) failure by the Issuer or any Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $250.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(6) certain events of bankruptcy or insolvency with respect to the Issuer or any Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary); or

(7) the Guarantee of the Parent Guarantor or any Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary) shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor that is a Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary), as the case may be, denies that it has any further liability under its Guarantee or gives notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture.

If any Event of Default (other than of a type specified in clause (6) above) occurs and is continuing under the Indenture, the Trustee or the Required Holders of at least 30% in principal amount of the Required Debt may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately.

Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all outstanding Notes will become due and payable without further action or notice. The Indenture provides that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the Notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders of the Notes.

The Indenture provides that the Required Holders of a majority in aggregate principal amount of the Required Debt by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default and its consequences under the Indenture except a continuing Default in the payment of interest on, premium, if any, or the principal of any Note held by a non-consenting Holder. In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose:

(1) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged; or

(2) holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(3) the default that is the basis for such Event of Default has been cured.

Subject to the provisions of the Indenture relating to the duties of the Trustee thereunder, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Notes unless the Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Required Holders of at least 30% in principal amount of the Required Debt have requested the Trustee to pursue the remedy;

(3) Holders of the Notes have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) Required Holders of a majority in principal amount of the Required Debt have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, under the Indenture the Required Holders of a majority in principal amount of the Required Debt are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability.

The Indenture provides that TCEH is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and TCEH is required, within five Business Days, upon becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Issuer, the Parent Guarantor or any other Guarantor or any of their parent companies (other than the Issuer and the Guarantors) shall have any liability for any obligations of the Issuer, the Parent Guarantor or the other Guarantors under the Notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting the Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The obligations of the Issuer and the Guarantors under the Indenture will terminate (other than certain obligations) and will be released upon payment in full of all of the Notes. The Issuer may, at its option and at any time, elect to have all of its obligations discharged with respect to the Notes and have the Issuer’s and each Guarantor’s obligation discharged with respect to its Guarantee (“Legal Defeasance”) and cure all then existing Events of Default except for:

(1) the rights of Holders of Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due solely out of the trust created pursuant to the Indenture;

(2) the Issuer’s obligations with respect to Notes concerning issuing temporary notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have its obligations and those of each Guarantor released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuer) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes:

(1) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the Notes on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on such Notes, and the Issuer must specify whether such Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

(a) the Issuer has received from, or there has been published by, the United States Internal Revenue Service a ruling, or

(b) since the issuance of the Notes, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the TCEH Senior Secured Facilities or any other material agreement or instrument (other than the Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

(6) the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of Section 547 of Title 11 of the United States Code;

(7) the Issuer shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or any Guarantor or others; and

(8) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes, when either:

(1) all Notes theretofore authenticated and delivered, except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(2)(a) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or may be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b) no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) with respect to the Indenture or the Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit, and such deposit will not result in a breach or violation of, or constitute a default under, the TCEH Senior Secured Facilities or any other material agreement or instrument (other than the Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

(c) the Issuer has paid or caused to be paid all sums payable by it under the Indenture; and

(d) the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture, any Guarantee and the Notes may be amended or supplemented with the consent of the Required Holders of at least a majority in principal amount of the Required Debt, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Required Debt, and any existing Default or compliance with any provision of the Indenture, the Notes issued thereunder or any Guarantee may be waived with the consent of the Required Holders of a majority in principal amount of the Required Debt, other than Required Debt beneficially owned by the Issuer or its Affiliates (including consents obtained in connection with a purchase of or tender offer or exchange offer for the Required Debt).

The Indenture provides that, without the consent of each affected Holder of Notes, an amendment or waiver may not, with respect to any Notes held by a non-consenting Holder:

(1) reduce the principal amount of such Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed final maturity of any such Note or alter or waive the provisions with respect to the redemption of such Notes (other than provisions relating to the covenants described under the caption “Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any Note;

(4) waive a Default in the payment of principal of or premium, if any, or interest on the Notes, except a rescission of acceleration of the Notes by the Required Holders of at least a majority in aggregate principal amount of the Required Debt and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all Holders;

(5) make any Note payable in money other than that stated therein;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the Notes;

(7) make any change in these amendment and waiver provisions;

(8) impair the right of any Holder to receive payment of principal of, or interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

(9) make any change to or modify the ranking of the Notes that would adversely affect the Holders; or

(10) except as expressly permitted by the Indenture, modify the Guarantees of any Significant Subsidiary in any manner adverse to the Holders of the Notes.

Notwithstanding the foregoing, the Issuer, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture and any Guarantee or Notes without the consent of any Holder:

(1) to cure any ambiguity, omission, mistake, defect or inconsistency;

(2) to provide for uncertificated Notes of such series in addition to or in place of certificated Notes;

(3) to comply with the covenant relating to mergers, consolidations and sales of assets;

(4) to provide for the assumption of the Issuer’s or any Guarantor’s obligations to the Holders;

(5) to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder;

(6) to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuer or any Guarantor;

(7) to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(8) to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

(9) to provide for the issuance of Exchange Notes or private exchange notes, which are identical to Exchange Notes except that they are not freely transferable;

(10) to add a Guarantor under the Indenture;

(11) to conform the text of the Indenture, Guarantees or the Notes to any provision of this “Description of Notes” to the extent that such provision in this “Description of Notes” was intended to be a verbatim recitation of a provision of the Indenture, Guarantee or Notes;

(12) to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes as permitted by the Indenture, including, without limitation, to facilitate the issuance and administration of the Notes; provided, however, that (i) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Notes;

(13) to mortgage, pledge, hypothecate or grant any other Lien in favor of the Trustee for the benefit of the Holders of the Notes, as security for the payment and performance of all or any portion of the Obligations, in any property or assets; or

(14) in the event that PIK Notes are issued in certificated form, to make appropriate amendments to the Indenture to reflect an appropriate minimum denominations of certificated PIK Notes and establish minimum redemption amounts for certificated PIK Notes.

In addition, the terms of the Indenture permit the Issuer, the Guarantors and the Trustee to amend or supplement the Indenture at any time, without the consent of any Holder, to provide for the issuance of Additional Notes and Required Debt in accordance with the terms of the Indenture.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

Notices given by publication will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustee

The Indenture contains certain limitations on the rights of the Trustee thereunder, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indenture provides that the Required Holders of a majority in principal amount of the Required Debt will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture, the Notes and any Guarantee are governed by and will be construed in accordance with the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. For purposes of the Indenture, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person on a consolidated basis in accordance with GAAP, but excluding from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

“Acquired Indebtedness” means, with respect to any specified Person,

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Interest” means all additional interest then owing pursuant to the applicable Registration Rights Agreement.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means, with respect to any Note on any Redemption Date, the greater of:

(1) 1.0% of the principal amount of such Note; and

(2) (A) with respect to Cash Pay Notes, the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Cash Pay Note at November 1, 2011 (such redemption price being set forth in the tables appearing under the caption “Optional Redemption—Cash Pay Notes”), plus (ii) all required interest payments due on such Cash Pay Note through November 1, 2011 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) the principal amount of such Cash Pay Note, or

(B) with respect to the Toggle Notes, the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Toggle Note at November 1, 2012 (such redemption price being set forth in the table appearing under “Optional Redemption—Toggle Notes”), plus (ii) all required interest payments (calculated based on the cash interest rate payable on the Toggle Notes) due on such Toggle Note through November 1, 2012 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) the principal amount of such Toggle Note.

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Lease-Back Transaction) of TCEH or any of its Restricted Subsidiaries (each referred to in this definition as a “disposition”); or

(2) the issuance or sale of Equity Interests of any Restricted Subsidiary, whether in a single transaction or a series of related transactions (other than Preferred Stock of Restricted Subsidiaries issued in compliance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”);

in each case, other than:

(a) any disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out equipment (including any such equipment that has been refurbished in contemplation of such disposition) in the ordinary course of business or any disposition of inventory or goods (or other assets) held for sale in the ordinary course of business;

(b) the disposition of all or substantially all of the assets of TCEH in a manner permitted pursuant to the provisions described under “Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(c) the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described under “—Certain Covenants—Limitation on Restricted Payments”;

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of related transactions with an aggregate fair market value of less than $75.0 million;

(e) any disposition of property or assets or issuance of securities by a Restricted Subsidiary of TCEH to TCEH or by TCEH or a Restricted Subsidiary of TCEH to another Restricted Subsidiary of TCEH;

(f) to the extent allowable under Section 1031 of the Code or any comparable or successor provision, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(g) the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

(h) any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i) foreclosures on assets;

(j) sales of accounts receivable, or participations therein, in connection with any Receivables Facility for the benefit of TCEH or any of its Restricted Subsidiaries;

(k) any financing transaction with respect to property built or acquired by TCEH or any Restricted Subsidiary after the Closing Date, including Sale and Lease-Back Transactions and asset securitizations permitted by the Indenture;

(l) [Intentionally omitted];

(m) sales, transfers and other dispositions (i) of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell or put/call arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements or (ii) to joint ventures in connection with the dissolution or termination of a joint venture to the extent required pursuant to joint venture and similar arrangements;

(n) [Intentionally omitted];

(o) [Intentionally omitted];

(p) [Intentionally omitted];

(q) any Casualty Event provided the net proceeds therefrom are deemed to be Net Proceeds and are applied in accordance with the second paragraph under “Repurchase at the Option of Holders—Asset Sales” or TCEH or such Restricted Subsidiary delivers to the Trustee a Restoration Certificate with respect to plans to invest (and reinvests within 450 days from the date of receipt of the Net Proceeds);

(r) the execution of (or amendment to), settlement of or unwinding of any Hedging Obligation in the ordinary course of business;

(s) any disposition of mineral rights (other than coal and lignite mineral rights), provided the net proceeds therefrom are deemed to be Net Proceeds and are applied in accordance with the second paragraph under “Repurchase at the Option of Holders—Asset Sales”;

(t) any sale, transfer or other disposal of any real property that is (i) primarily used or intended to be used for mining which has either been reclaimed, or has not been used for mining in a manner which requires reclamation, and in either case has been determined by TCEH not to be necessary for use for mining, (ii) used as buffer land, but no longer serves such purpose or its use is restricted such that it will continue to be buffer land, or (iii) was acquired in connection with power generation facilities, but has been determined by TCEH to no longer be commercially suitable for such purpose;

(u) [Intentionally omitted];

(v) dispositions of power, capacity, heat rate, renewable energy credits, waste by-products, energy, electricity, coal and lignite, oil and other petroleum based liquids, emissions and other environmental credits, ancillary services, fuel (including all forms of nuclear fuel and natural gas) and other related assets or products of services, including assets related to trading activities or the sale of inventory or contracts related to any of the foregoing, in each case in the ordinary course of business;

(w) [Intentionally omitted];

(x) any disposition of assets in connection with salvage activities, provided the net proceeds therefrom are deemed to be Net Proceeds and are applied in accordance with the second paragraph under “Repurchase at the Option of Holders—Asset Sales”; and

(y) any sale, transfer or other disposition of any assets required by any Government Authority; provided the net proceeds therefrom are deemed to be Net Proceeds and are applied in accordance with the second paragraph under “Repurchase at the Option of Holders—Asset Sales.”

“Asset Sale Offer” has the meaning set forth in the fourth paragraph under “Repurchase at the Option of Holders—Asset Sales.”

“Bankruptcy Code” means Title 11 of the United States Code, as amended.

“Bankruptcy Law” means the Bankruptcy Code and any similar federal, state or foreign law for the relief of debtors.

“Business Day” means each day which is not a Legal Holiday.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP; provided that any obligations existing on the Closing Date (i) that were not included on the balance sheet of TCEH as capital lease obligations and (ii) that are subsequently recharacterized as capital lease obligations due to a change in accounting treatment shall for all purposes not be treated as Capitalized Lease Obligations.

“Capitalized Software Expenditures” means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of a Person and its Restricted Subsidiaries.

“Cash Equivalents” means:

(1) United States dollars;

(2) euros or any national currency of any participating member state of the EMU or such local currencies held by TCEH and its Restricted Subsidiaries from time to time in the ordinary course of business;

(3) securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government (or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of the U.S. government) with maturities, unless such securities are deposited to defease Indebtedness, of 24 months or less from the date of acquisition;

(4) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus of not less than $500.0 million in the case of U.S. banks and $100.0 million (or the U.S. dollar equivalent as of the date of determination) in the case of non-U.S. banks;

(5) repurchase obligations for underlying securities of the types described in clauses (3) and (4) entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6) commercial paper rated at least P-1 by Moody’s or at least A-1 by S&P and in each case maturing within 24 months after the date of creation thereof;

(7) marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof;

(8) investment funds investing 95% of their assets in securities of the types described in clauses (1) through (7) above;

(9) readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P with maturities of 24 months or less from the date of acquisition;

(10) Indebtedness or Preferred Stock issued by Persons with a rating of A or higher from S&P or A2 or higher from Moody’s with maturities of 24 months or less from the date of acquisition; and

(11) Investments with average maturities of 24 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) and (2) above; provided that such amounts are converted into any currency listed in clauses (1) and (2) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

“Casualty Event” means any taking under power of eminent domain or similar proceeding and any insured loss; provided that any such taking or similar proceeding or insured loss that results in Net Proceeds of less than $75.0 million shall not be deemed a Casualty Event.

“Change of Control” means the occurrence of any of the following:

(1) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Parent Guarantor or TCEH and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder;

(2) TCEH becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act or any successor provision), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of TCEH or any of its direct or indirect parent companies; or

(3) at any time, EFH Corp. shall cease to own directly or indirectly beneficially and of record at least a majority of the total voting power of the voting stock of TCEH.

“Closing Date” means October 10, 2007.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor thereto.

“Collateral Posting Facility” means any senior cash posting credit facility, the size of which is capped by the mark-to-market loss, inclusive of any unpaid settlement amounts, of TCEH and its subsidiaries on a hypothetical portfolio of commodity swaps, forwards and futures transactions that correspond to or replicate all or a portion of actual transactions by TCEH and its subsidiaries that are outstanding on, or entered into from time to time on or after, the Closing Date.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees, nuclear fuel costs, depletion of coal or lignite reserves, debt issuance costs, commissions, fees and expenses and Capitalized Software Expenditures, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit, bankers’ acceptances or any Collateral Posting Facility or similar facilities, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations, and (e) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding, (u) accretion of asset retirement obligations and accretion or accrual of discounted liabilities not constituting Indebtedness, (v) any expense resulting from the discounting of the Existing Notes or other Indebtedness in connection with the application of purchase accounting, (w) any Additional Interest and any comparable “additional interest” with respect to other securities, (x) amortization of reacquired Indebtedness, deferred financing fees, debt issuance costs, commissions, fees and expenses, (y) any expensing of bridge, commitment and other financing fees and (z) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Receivables Facility); plus

(2) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(3) interest income of such Person and its Restricted Subsidiaries for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that, without duplication,

(1) any after-tax effect of extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including Transaction fees and expenses to the extent incurred on or prior to December 31, 2008), severance, relocation costs, consolidation and closing costs, integration and facilities opening costs, business optimization costs, transition costs, restructuring costs, signing, retention or completion bonuses, and curtailments or modifications to pension and post-retirement employee benefit plans shall be excluded;

(2) the cumulative effect of a change in accounting principles during such period shall be excluded;

(3) any after-tax effect of income (loss) from disposed, abandoned or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations shall be excluded;

(4) any after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions or abandonments other than in the ordinary course of business, as determined in good faith by TCEH, shall be excluded;

(5) the Net Income for such period of any Person that is (a) not a Subsidiary, (b) an Unrestricted Subsidiary or (c) accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of TCEH shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(6) solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of “—Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived; provided that Consolidated Net Income of TCEH will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) or Cash Equivalents to TCEH or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein;

(7) effects of all adjustments (including the effects of such adjustments pushed down to TCEH and its Restricted Subsidiaries) in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting in relation to the Transactions or any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded;

(8) any net after-tax effect of income (loss) attributable to the early extinguishment of Indebtedness (other than Hedging Obligations) shall be excluded;

(9) any impairment charge or asset write-off, including, without limitation, impairment charges or asset write-offs related to intangible assets, long-lived assets or investments in debt and equity securities, in each case, pursuant to GAAP and the amortization of intangibles arising pursuant to GAAP shall be excluded;

(10) any non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights, and any cash charges associated with the rollover, acceleration or payout of Equity Interests by management of TCEH or any of its direct or indirect parent companies in connection with the Transactions, shall be excluded;

(11) any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, Asset Sale, issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to the Closing Date and any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction shall be excluded;

(12) accruals and reserves that are established or adjusted within twelve months after the Closing Date that are so required to be established as a result of the Transactions in accordance with GAAP, or changes as a result of adoption or modification of accounting policies, shall be excluded;

(13) to the extent covered by insurance and actually reimbursed, or, so long as TCEH has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) not denied by the applicable carrier in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), expenses with respect to liability or casualty events or business interruption shall be excluded;

(14) any net after-tax effect of unrealized income (loss) attributable to Hedging Obligations or other derivative instruments shall be excluded; and

(15) any benefit from any fair market value of any contract as recorded on the balance sheet at the time of the Transactions shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only (other than clause (3)(d) thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by TCEH and its Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from TCEH and its Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by TCEH or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(d) thereof.

“Consolidated Secured Debt Ratio” means, as of any date of determination, the ratio of (x) Consolidated Secured Indebtedness computed as of the end of the most recent fiscal quarter for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur to (y) the aggregate amount of EBITDA of TCEH for the period of the most recently ended four full consecutive fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Secured Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio.”

“Consolidated Secured Indebtedness” means Consolidated Total Indebtedness secured by a Lien on any assets of TCEH or any of its Restricted Subsidiaries.

“Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to (1) the aggregate amount of all outstanding Indebtedness of TCEH and its Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, debt obligations evidenced by promissory notes and similar instruments, letters of credit (only to the extent of any unreimbursed drawings thereunder) and Obligations in respect of Capitalized Lease Obligations, plus (2) the aggregate amount of all outstanding Disqualified Stock of TCEH and all Disqualified Stock and Preferred Stock of its Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP, less (3) the aggregate amount of all Unrestricted Cash and less (4) all Deposit L/C Loans and Incremental Deposit L/C Loans outstanding on such date of determination. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by TCEH.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2) to advance or supply funds

(a) for the purchase or payment of any such primary obligation, or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Covered Commodity” means any energy, electricity, generation capacity, power, heat rate, congestion, natural gas, nuclear fuel (including enrichment and conversion), diesel fuel, fuel oil, other petroleum-based liquids, coal, lignite, weather, emissions and other environmental credits, waste by-products, renewable energy credit, or any other energy related commodity or service (including ancillary services and related risks (such as location basis)).

“Credit Facilities” means, with respect to TCEH or any of its Restricted Subsidiaries, one or more debt facilities, including the TCEH Senior Secured Facilities or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted by the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Deposit L/C Loan” means Deposit L/C Loans under, and as defined in, the TCEH Senior Secured Facilities.

“Designated Non-cash Consideration” means the fair market value of non-cash consideration received by TCEH or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, executed by the principal financial officer of TCEH, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of TCEH or any parent corporation thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by TCEH or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate executed by the principal financial officer of TCEH or the applicable parent corporation thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments.”

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control or asset sale) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the Notes or the date the Notes are no longer outstanding; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of TCEH or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by TCEH or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period.

(1) increased (without duplication) by:

(a) provision for taxes based on income or profits or capital gains, including, without limitation, foreign, federal, state, franchise, excise, value-added and similar taxes and foreign withholding taxes (including penalties and interest related to such taxes or arising from tax examinations) of such Person paid or accrued during such period, deducted (and not added back) in computing Consolidated Net Income; plus

(b) Fixed Charges of such Person for such period (including (x) net losses on Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk and (y) costs of surety bonds in connection with financing activities, in each case, to the extent included in Fixed Charges), together with items excluded from the definition of “Consolidated Interest Expense” pursuant to clauses (1) (u), (v), (w), (x), (y) and (z) of the definition thereof, and, in each such case, to the extent the same were deducted (and not added back) in calculating such Consolidated Net Income; plus

(c) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same was deducted (and not added back) in computing Consolidated Net Income; plus

(d) any fees, expenses or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by such Person and its Restricted Subsidiaries by the Indenture (including a refinancing transaction or amendment or other modification of any debt instrument) (whether or not successful), including (i) such fees, expenses or charges related to the offering of the Notes, the TCEH Senior Secured Facilities, the TCEH Senior Interim Facilities and any Receivables Facility, (ii) any amendment or other modification of the Notes, (iii) any such transaction consummated prior to the Closing Date and any such transaction undertaken but not completed, and (iv) any charges or non-recurring merger costs as a result of any such transaction, in each case, deducted (and not added back) in computing Consolidated Net Income; plus

(e) the amount of any restructuring charge or reserve deducted (and not added back) in such period in computing Consolidated Net Income, including any costs incurred in connection with acquisitions after the Closing Date, costs related to the closure and/or consolidation of facilities; plus

(f) any other non-cash charges, including any write-offs or write-downs, reducing Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

(g) the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly Owned Subsidiary deducted (and not added back) in such period in calculating Consolidated Net Income; plus

(h) the amount of management, monitoring, consulting and advisory fees and related indemnities and expenses paid in such period to the Investors to the extent otherwise permitted under “Certain Covenants—Transactions with Affiliates” and deducted (and not added back) in calculating Consolidated Net Income; plus

(i) the amount of net cost savings projected by TCEH in good faith to be realized as a result of specified actions taken or to be taken prior to or during such period (calculated on a pro forma basis as though such cost savings had been realized on the first day of such period and added to EBITDA until fully realized), net of the amount of actual benefits realized during such period from such actions; provided that (w) such cost savings are reasonably identifiable and factually supportable, (x) such actions have been taken or are to be taken within 12 months after the date of determination to take such action and some portion of the benefit is expected to be realized within 12 months of taking such action, (y) no cost savings shall be added pursuant to this clause (i) to the extent duplicative of any expenses or charges relating to such cost savings that are included in clause (e) above with respect to such period and (z) the aggregate amount of cost savings added pursuant to this clause (i) shall not exceed $150.0 million for any four consecutive quarter period (which adjustments may be incremental to pro forma adjustments made pursuant to the second paragraph of the definition of “Fixed Charge Coverage Ratio”); plus

(j) the amount of loss on sales of receivables and related assets to the Receivables Subsidiary in connection with a Receivables Facility deducted (and not added back) in calculating Consolidated Net Income; plus

(k) any costs or expense incurred by TCEH or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of TCEH or net cash proceeds of an issuance of Equity Interests (other than Disqualified Stock) of TCEH (or any direct or indirect parent thereof) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments”; plus

(l) Expenses Relating to a Unit Outage; provided that the only Expenses Relating to a Unit Outage that may be included in EBITDA shall be, without duplication, (i) up to $250.0 million per fiscal year of Expenses Relating to a Unit Outage incurred within the first 12 months after any planned or unplanned outage of any Unit by reason of any action by any regulatory body or other Government Authority or to comply with any applicable law, and (ii) up to $100.0 million per fiscal year of Expenses Relating to a Unit Outage incurred within the first 12 months after any planned outage of any Unit for purposes of expanding or upgrading such Unit;

(m) cash receipts (or any netting arrangements resulting in increased cash receipts) not added in arriving at EBITDA or Consolidated Net Income in any period to the extent the non-cash gains relating to such receipts were deducted in the calculation of EBITDA pursuant to paragraph (2) below for any previous period and not added; and

(2) decreased by (without duplication) (a) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced EBITDA in any prior period, (b) cash expenditures (or any netting arrangements resulting in increased cash expenditures) not deducted in arriving at EBITDA or Consolidated Net Income in any period to the extent non-cash losses relating to such expenditures were added in the calculation of EBITDA pursuant to paragraph (1) above for any previous period and not deducted, and (c) the amount of any minority interest income consisting of Subsidiary losses attributable to minority equity interests of third parties in a non-Wholly Owned Subsidiary to the extent such minority interest income is included in Consolidated Net Income.

“EFH Corp.” means Energy Future Holdings Corp.

“EFH Corp. Notes” means the $2,000,000,000 aggregate principal amount of 10.875% Senior Notes due 2017 and the $2,500,000,000 aggregate principal amount of 11.250%/12.000% Senior Toggle Notes due 2017 issued by EFH Corp. and any PIK notes issued (or increase in principal amount) as payment of interest thereon.

“EFH Senior Interim Facility” means the senior interim loan agreement dated as of the Closing Date by and among EFH Corp., as borrower, the lenders party thereto in their capacities as lenders thereunder and Morgan Stanley Senior Funding, Inc., as Administrative Agent, including any guarantee instruments and agreements executed in connection therewith and any amendments, supplements, modifications or restatements thereof.

“Energy Future Intermediate Holding Company” means Energy Future Intermediate Holding Company LLC.

“Environmental CapEx Debt” means Indebtedness of TCEH or any of its Restricted Subsidiaries incurred for the purpose of financing Environmental Capital Expenditures.

“EMU” means the economic and monetary union as contemplated in the Treaty on European Union.

“Environmental Capital Expenditures” means capital expenditures deemed necessary by TCEH or its Restricted Subsidiaries to comply with, or in anticipation of having to comply with, Environmental Law or otherwise undertaken voluntarily by TCEH or any of its Restricted Subsidiaries in connection with environmental matters.

“Environmental Law” means any applicable Federal, state, foreign or local statute, law, rule, regulation, ordinance, code and rule of common law now or hereafter in effect and in each case as amended, and any applicable judicial or administrative interpretation thereof, including any applicable judicial or administrative order, consent decree or judgment, relating to the environment, human health or safety or Hazardous Materials.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale of common stock or Preferred Stock of TCEH or any of its direct or indirect parent companies (excluding Disqualified Stock), other than:

(1) public offerings with respect to TCEH’s or any direct or indirect parent company’s common stock registered on Form S-8;

(2) issuances to any Subsidiary of TCEH; and

(3) any such public or private sale that constitutes an Excluded Contribution.

“ERCOT” means the Electric Reliability Council of Texas.

“euro” means the single currency of participating member states of the EMU.

“Event of Default” has the meaning set forth under “Events of Default and Remedies.”

“Excess Proceeds” has the meaning set forth in the fourth paragraph under “Repurchase at the Option of Holders—Asset Sales.”

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Exchange Notes” means any notes issued in exchange for the Notes pursuant to the Registration Rights Agreement or similar agreement.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by TCEH after the Closing Date from

(1) contributions to its common equity capital, and

(2) the sale (other than to a Subsidiary of TCEH or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Issuer or TCEH) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of TCEH.

in each case designated as Excluded Contributions pursuant to an Officer’s Certificate executed by the principal financial officer of TCEH on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments.”

“Existing Notes” means

•	Parent Guarantor’s Floating Rate Junior Subordinated Debentures, Series D due 2037;

•	Parent Guarantor’s 8.175% Fixed Junior Subordinated Debentures, Series E due 2037;

•	TCEH’s 6.125% Senior Notes due 2008;

•	TCEH’s 7.000% Senior Notes due 2013;

•	Parent Guarantor’s 7.460% Fixed Secured Bonds with amortizing payments to 2015;

•	Parent Guarantor’s 7.480% Fixed Secured Bonds;

•	Parent Guarantor’s 9.580% Fixed Notes due in semi-annual installments to 2019;

•	Parent Guarantor’s 8.254% Fixed Notes due in quarterly installments to 2021;

Pollution Control Revenue Bonds—Brazos River Authority:

•	5.400% Fixed Series 1994A due May 1, 2029;

•	7.700% Fixed Series 1999A due April 1, 2033;

•	6.750% Fixed Series 1999B due September 1, 2034;

•	7.700% Fixed Series 1999C due March 1, 2032;

•	Floating Rate Series 2001A due October 1, 2030;

•	5.750% Fixed Series 2001C due May 1, 2036;

•	Floating Rate Series 2001D due May 1, 2033;

•	Floating Rate Taxable Series 2001I due December 1, 2036;

•	Floating Rate Series 2002A due May 1, 2037;

•	6.750% Fixed Series 2003A due April 1, 2038;

•	6.300% Fixed Series 2003B due July 1, 2032;

•	6.750% Fixed Series 2003C due October 1, 2038;

•	5.400% Fixed Series 2003D due October 1, 2029, remarketing date October 1, 2014;

•	5.000% Fixed Series 2006 due March 1, 2041;

Pollution Control Revenue Bonds—Sabine River Authority of Texas:

•	6.450% Fixed Series 2000A due June 1, 2021;

•	5.500% Fixed Series 2001A due May 1, 2022, remarketing date November 1, 2011;

•	5.750% Fixed Series 2001B due May 1, 2030, remarketing date November 1, 2011;

•	5.200% Fixed Series 2001C due May 1, 2028;

•	5.800% Fixed Series 2003A due July 1, 2022;

•	6.150% Fixed Series 2003B due August 1, 2022;

Pollution Control Revenue Bonds—Trinity River Authority of Texas:

•	6.250% Fixed Series 2000A due May 1, 2028;

in each case to the extent outstanding on the Closing Date.

“Existing Notes Indentures” means each of the indentures or other documents containing the terms of the Existing Notes.

“Existing Parent Guarantor Notes” means

•	Parent Guarantor’s Floating Rate Junior Subordinated Debentures, Series D due 2037;

•	Parent Guarantor’s 8.175% Fixed Junior Subordinated Debentures, Series E due 2037;

•	Parent Guarantor’s 7.460% Fixed Secured Bonds with amortizing payments to 2015;

•	Parent Guarantor’s 7.480% Fixed Secured Bonds;

•	Parent Guarantor’s 9.580% Fixed Notes due in semi-annual installments to 2019;

•	Parent Guarantor’s 8.254% Fixed Notes due in quarterly installments to 2021;

in each case to the extent outstanding on the Closing Date.

“Existing EFH Corp. Notes” means:

•	EFH Corp. 5.550% Fixed Senior Notes Series P due 2014;

•	EFH Corp. 6.500% Fixed Senior Notes Series Q due 2024;

•	EFH Corp. 6.550% Fixed Senior Notes Series R due 2034;

•	EFH Corp. Floating Convertible Senior Notes due 2033;

•	EFH Corp. 6.375% Series C Senior Notes due 2008; and

•	EFH Corp. 4.800% Series O Senior Notes due 2009,

in each case to the extent outstanding on the Closing Date.

“Expenses Relating to a Unit Outage” means any expenses or other charges as a result of any outage or shut-down of any Unit, including any expenses or charges relating to (a) restarting any such Unit so that it may be placed back in service after such outage or shut-down, (b) purchases of power, natural gas or heat rate to meet commitments to sell, or offset a short position in, power, natural gas or heat rate that would otherwise have been met or offset from production generated by such Unit during the period of such outage or shut-down, net of the expenses not in fact incurred (including fuel and other operating expenses) that would have been incurred absent such outage or shut down and (c) starting up, operating, maintaining and shutting down any other Unit that would not otherwise have been operating absent such outage or shut-down, including the fuel and other operating expenses to the extent in excess of the expenses not in fact incurred (including fuel and other operating costs) that would have been incurred absent such outage or shut down, incurred to start-up, operate, maintain and shut-down such Unit and that are required during the period of time that the shut-down or outaged Unit is out of service in order to meet the commitments of such shut-down or outaged Unit to sell, or offset a short position in, power, natural gas or heat rate.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that TCEH or any Restricted Subsidiary incurs, assumes, guarantees, redeems, retires or extinguishes any Indebtedness (other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Coverage Ratio Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by TCEH or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If, since the beginning of such period, any Person that subsequently became a Restricted Subsidiary or was merged with or into TCEH or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of TCEH. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of TCEH to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate or other rate shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as TCEH may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum of:

(1) Consolidated Interest Expense of such Person for such period;

(2) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock during such period; and

(3) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock during such period.

“Foreign Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state or territory thereof or the District of Columbia and any Restricted Subsidiary of such Foreign Subsidiary.

“GAAP” means generally accepted accounting principles in the United States which are in effect on the Closing Date.

“Government Authority” means any nation or government, any state, province, territory or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including without limitation ERCOT.

“Government Securities” means securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means the guarantee by any Guarantor of the Issuer’s Obligations under the Indenture.

“Guarantor” means the Parent Guarantor and each Restricted Subsidiary that Guarantees the Notes in accordance with the terms of the Indenture.

“Hazardous Materials” means (a) any petroleum or petroleum products, radioactive materials, friable asbestos, urea formaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing regulated levels of polychlorinated biphenyls and radon gas; (b) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “toxic substances,” “toxic pollutants,” “contaminants,” or “pollutants” or words of similar import, under any applicable Environmental Law; and (c) any other chemical, material or substance, which is prohibited, limited or regulated by any Environmental Law.

“Hedging Obligations” means with respect to any Person, the obligations of such Person under (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement and (c) physical or financial commodity contracts or agreements, power purchase or sale agreements, fuel purchase or sale agreements, environmental credit purchase or sale agreements, power transmission agreements, commodity transportation agreements, fuel storage agreements, netting agreements (including Netting Agreements), capacity agreement and commercial or trading agreements, each with respect to the purchase, sale, exchange of (or the option to purchase, sell or exchange), transmission, transportation, storage, distribution, processing, sale, lease or hedge of, any Covered Commodity price or price indices for any such Covered Commodity or services or any other similar derivative agreements, and any other similar agreements.

“Holder” means the Person in whose name a Note is registered on the registrar’s books.

“Incremental Deposit L/C Loans” means Incremental Deposit L/C Loans under, and as defined in, the TCEH Senior Secured Facilities.

“Indebtedness” means, with respect to any Person, without duplication:

(1) any indebtedness (including principal and premium) of such Person, whether or not contingent:

(a) in respect of borrowed money;

(b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof);

(c) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP; or

(d) representing any Hedging Obligations;

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise on, the obligations of the type referred to in clause (1) of a third Person (whether or not such items would appear upon the balance sheet of the such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business; and

(3) to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person provided that the amount of Indebtedness of such first Person for purposes of this clause (3) shall be deemed to be equal to the lesser of (i) the aggregate unpaid amount of such Indebtedness and (ii) the fair market value of the property encumbered thereby as determined by such first Person in good faith;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (a) Contingent Obligations incurred in the ordinary course of business or (b) obligations under or in respect of Receivables Facilities or (c) amounts payable by TCEH and any Restricted Subsidiary in connection with retail clawback or other regulatory transition issues.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of TCEH, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Lehman Brothers Inc.

“Intercompany Loan” means a senior, unsubordinated loan by TCEH or any of its Restricted Subsidiaries to EFH Corp., with an interest rate commensurate with an arm’s length relationship, guaranteed by any Subsidiary of EFH Corp. that has guaranteed any Indebtedness of EFH Corp. and (if outstanding at the time any such proceeds are received) requiring repayment with up to $1,250.0 million of proceeds received by EFH Corp. or any of its Subsidiaries (other than the Oncor Subsidiaries) from the sale of Equity Interests in, Indebtedness of, or all or substantially all of the assets (in one transaction or a series of related transactions) of any of the Oncor Subsidiaries or any direct or indirect parent of the Oncor Subsidiaries.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

(2) debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among TCEH (or any of its direct or indirect parent companies) and its (or their) Subsidiaries;

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commissions, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of TCEH in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(1) “Investments” shall include the portion (proportionate to TCEH’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of TCEH at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, TCEH shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(a) TCEH’s “Investment” in such Subsidiary at the time of such redesignation; less

(b) the portion (proportionate to TCEH’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by TCEH.

“Investors” means Kohlberg Kravis Roberts & Co. L.P., TPG Capital, L.P., J.P. Morgan Ventures Corporation, Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and LB I Group and each of their respective Affiliates but not including, however, any portfolio companies of any of the foregoing.

“Issue Date” means the first date on which any Notes are issued pursuant to the Indenture. The Initial Cash Pay Notes were originally issued on October 31, 2007.

“Issuer” has the meaning set forth in the first paragraph under “General”; provided that when used in the context of determining the fair market value of an asset or liability under the Indenture, “Issuer” shall be deemed to mean the board of directors of the Issuer when the fair market value is equal to or in excess of $500.0 million (unless otherwise expressly stated).

“Legal Holiday” means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Necessary CapEx Debt” means Indebtedness of the Issuer or any of its Restricted Subsidiaries incurred for the purpose of financing Necessary Capital Expenditures.

“Necessary Capital Expenditures” means capital expenditures by the Issuer and its Restricted Subsidiaries that are required by applicable law (other than Environmental Law) or otherwise undertaken voluntarily for health and safety reasons (other than as required by Environmental Law). The term “Necessary Capital Expenditures” does not include any capital expenditure undertaken primarily to increase the efficiency of, expand or re-power any power generation facility.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by TCEH or any of its Restricted Subsidiaries in respect of any Asset Sale (including a Casualty Event), including any cash received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale (including a Casualty Event), net of the direct costs relating to such Asset Sale (including a Casualty Event) and the sale or disposition of such Designated Non-cash Consideration, including legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Senior Indebtedness required (other than required by clause (1) of the second paragraph of “Repurchase at the Option of Holders—Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by TCEH or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by TCEH or any of its Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Netting Agreement” shall mean a netting agreement, master netting agreement or other similar document having the same effect as a netting agreement or master netting agreement and, as applicable, any collateral annex, security agreement or other similar document related to any master netting agreement or Permitted Contract.

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), premium, penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuer.

“Officer’s Certificate” means a certificate signed on behalf of the Issuer by an Officer of the Issuer, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuer that meets the requirements set forth in the Indenture.

“Oncor Electric Delivery Facility” means the revolving credit agreement entered into as of the Closing Date by and among Oncor Electric Delivery, as borrower, the lenders party thereto in their capacities as lenders thereunder and JPMorgan Chase Bank, N.A., as Administrative Agent, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof.

“Oncor Holdings” means Oncor Electric Delivery Holdings LLC.

“Oncor Subsidiaries” means the Subsidiaries of Energy Future Intermediate Holding Company, including Oncor Holdings and its subsidiaries.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer or the Trustee.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between TCEH or any of its Restricted Subsidiaries and another Person; provided, that any cash or Cash Equivalents received must be applied in accordance with the covenant described under “Repurchase at the Option of Holders—Asset Sales.”

“Permitted Holders” means each of the Investors, members of management (including directors) of EFH Corp. or its Subsidiaries who on the Closing Date were or at any time prior to the first anniversary of the Closing Date were holders of Equity Interests of TCEH (or any of its direct or indirect parent companies) and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided that, in the case of such group and without giving effect to the existence of such group or any other group, such Investors and members of management collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of TCEH or any of its direct or indirect parent companies.

“Permitted Investments” means:

(1) any Investment in TCEH or any of its Restricted Subsidiaries;

(2) any Investment in cash and Cash Equivalents or Investment Grade Securities;

(3) any Investment by TCEH or any of its Restricted Subsidiaries in a Person that is engaged in a Similar Business if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary; or

(b) such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, TCEH or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

(4) any Investment in securities or other assets not constituting cash, Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made pursuant to the provisions described under “—Repurchase at the Option of Holders—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on the Closing Date;

(6) any Investment acquired by TCEH or any of its Restricted Subsidiaries:

(a) in exchange for any other Investment or accounts receivable held by TCEH or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable; or

(b) as a result of a foreclosure by TCEH or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7) Hedging Obligations permitted under clause (10) of the second paragraph of the covenant described in “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(8) any Investment in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (8) that are at that time outstanding, not to exceed 3.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(9) Investments the payment for which consists of Equity Interests (exclusive of Disqualified Stock) of TCEH or any of its direct or indirect parent companies; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described in “—Certain Covenants—Limitations on Restricted Payments”;

(10) guarantees of Indebtedness of TCEH or any of its Restricted Subsidiaries permitted under the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under “—Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (5) and (9) of such paragraph);

(12) Investments consisting of purchases and acquisitions of inventory, fuel (including all forms of nuclear fuel), supplies, material or equipment;

(13) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding (without giving effect to the sale of an Investment to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed 3.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(14) Investments relating to a Receivables Subsidiary that, in the good faith determination of TCEH, are necessary or advisable to effect any Receivables Facility for the benefit of TCEH or any of its Restricted Subsidiaries;

(15) advances to, or guarantees of Indebtedness of, employees not in excess of $25.0 million outstanding at any one time, in the aggregate;

(16) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practices or to fund such Person’s purchase of Equity Interests of the Issuer or any direct or indirect parent company thereof;

(17) any Investment in any Subsidiary or any joint venture in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business;

(18) any loans to, letters of credit issued on behalf of, EFH Corp. or any of its Restricted Subsidiaries under the EFH Corp. Notes, and any refinancings thereof, for working capital purposes, in each case made in the ordinary course of business and consistent with past practices;

(19) any Investment in Shell Wind in an aggregate amount not to exceed $1,500.0 million; and

(20) one or more letters of credit in an aggregate amount not to exceed $170.0 million posted by a Restricted Subsidiary in favor of an Oncor Subsidiary to secure that Restricted Subsidiary’s contractual obligations to that Subsidiary.

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business (including in connection with the construction or restoration of facilities for the generation, transmission or distribution of electricity) or otherwise constituting Permitted Investments;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(3) Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(4) Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5) minor survey or title exceptions or irregularities, minor encumbrances, easements or reservations of, or rights of others for, licenses, permits, conditions, covenants, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) Liens securing Indebtedness permitted to be incurred pursuant to clause (4), (12) or (13) of the second paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that (a) Liens securing Indebtedness, Disqualified Stock or Preferred Stock permitted to be incurred pursuant to clause (13) relate only to Refinancing Indebtedness that serves to refund or refinance Indebtedness, Disqualified Stock or Preferred Stock incurred under clause (4) or (12) of the second paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” and (b) Liens securing Indebtedness, Disqualified Stock or Preferred Stock permitted to be incurred pursuant to clause (4) of the second paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” extend only to the assets so financed, purchased, constructed or improved;

(7) Liens existing on the Closing Date (other than Liens in favor of the lenders under the TCEH Senior Secured Facilities);

(8) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by TCEH or any of its Restricted Subsidiaries;

(9) Liens on property at the time TCEH or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into TCEH or any of its Restricted Subsidiaries; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by TCEH or any of its Restricted Subsidiaries;

(10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to TCEH or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) Liens securing Hedging Obligations of TCEH or its Restricted Subsidiaries incurred under clause (10) of the second paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that such agreements were entered into in the ordinary course of business and not for speculative purposes (as determined by TCEH in its reasonable discretion acting in good faith) and, in the case of any commodity Hedging Obligations or any Hedging Obligation of the type described in clause (c) of the definition of “Hedging Obligations,” entered into in order to hedge against or manage fluctuations in the price or availability of any Covered Commodity);

(12) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of TCEH or any of its Restricted Subsidiaries;

(14) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by TCEH and its Restricted Subsidiaries in the ordinary course of business;

(15) Liens in favor of TCEH or any Restricted Subsidiary that is a Guarantor;

(16) [Intentionally omitted];

(17) Liens on accounts receivable, other Receivables Facility assets, or accounts into which collections or proceeds of Receivables Facility assets are deposited, in each case in connection with a Receivables Facility for the benefit of TCEH or its Restricted Subsidiaries;

(18) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8) and (9); provided, however, that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8), and (9) at the time the original Lien became a Permitted Lien under the Indenture, and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(19) deposits made in the ordinary course of business to secure liability to insurance carriers;

(20) other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $100.0 million at any one time outstanding;

(21) Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under “—Events of Default and Remedies” so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(22) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(23) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code, or any comparable or successor provision, on items in the course of collection, and (ii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(24) Liens deemed to exist in connection with Investments in repurchase agreements permitted by the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreements;

(25) ground leases or subleases, licenses or sublicenses in respect of real property on which facilities owned or leased by TCEH or any of its Subsidiaries are located;

(26) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of TCEH or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of TCEH and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of TCEH or any of its Restricted Subsidiaries in the ordinary course of business;

(27) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale or purchase of goods entered into by TCEH or any Restricted Subsidiary in the ordinary course of business;

(28) rights reserved to or vested in others to take or receive any part of, or royalties related to, the power, gas, oil, coal, lignite or other minerals or timber generated, developed, manufactured or produced by, or grown on, or acquired with, any property of TCEH or any of its Restricted Subsidiaries and Liens upon the production from property of power, gas, oil, coal, lignite or other minerals or timber, and the by-products and proceeds thereof, to secure the obligations to pay all or a part of the expenses of exploration, drilling, mining or development of such property only out of such production or proceeds;

(29) Liens arising out of all presently existing and future division and transfer orders, advance payment agreements, processing contracts, gas processing plant agreements, operating agreements, gas balancing or deferred production agreements, pooling, unitization or communitization agreements, pipeline, gathering or transportation agreements, platform agreements, drilling contracts, injection or repressuring agreements, cycling agreements, construction agreements, salt water or other disposal agreements, leases or rental agreements, farm-out and farm-in agreements, exploration and development agreements, and any and all other contracts or agreements covering, arising out of, used or useful in connection with or pertaining to the exploration, development, operation, production, sale, use, purchase, exchange, storage, separation, dehydration, treatment, compression, gathering, transportation, processing, improvement, marketing, disposal or handling of any property of TCEH or any of its Restricted Subsidiaries, provided that such agreements are entered into in the ordinary course of business (including in respect of construction and restoration activities);

(30) any restrictions on any stock or stock equivalents or other joint venture interests of TCEH or any of its Restricted Subsidiaries providing for a breach, termination or default under any owners, participation, shared facility, joint venture, stockholder, membership, limited liability company or partnership agreement between such Person and one or more other holders of such stock or stock equivalents or interest of such Person, if a security interest or other Lien is created on such stock or stock equivalents or interest as a result thereof and other similar Liens;

(31) [Intentionally omitted];

(32) Liens and other exceptions to title, in either case on or in respect of any facilities of TCEH or any of its Restricted Subsidiaries, arising as a result of any shared facility agreement entered into with respect to such facility, except to the extent that any such Liens or exceptions, individually or in the aggregate, materially adversely affect the value of the relevant property or materially impair the use of the relevant property in the operation of business of TCEH or any of its Restricted Subsidiaries, taken as a whole; and

(33) Liens on cash and Cash Equivalents (i) deposited by TCEH or any of its Restricted Subsidiaries in margin accounts with or on behalf of brokers, credit clearing organizations, independent system operators, regional transmission organizations, pipelines, state agencies, federal agencies, futures contract brokers, customers, trading counterparties, or any other parties or issuers of surety bonds or (ii) pledged or deposited as collateral by TCEH or any of its Restricted Subsidiaries with any of the entities described in clause (i) above to secure their respective obligations, in the case of each of clauses (i) and (ii) above, with respect to: (A) any contracts and transactions for the purchase, sale, exchange of, or the option (whether physical or financial) to purchase, sell or exchange (1) natural gas, (2) electricity, (3) coal and lignite, (4) petroleum¬based liquids, (5) oil, (6) nuclear fuel (including enrichment and conversion), (7) emissions or other environmental credits, (8) waste byproducts, (9) weather, (10) power and other generation capacity, (11) heat rate, (12) congestion, (13) renewal energy credit, or (14) any other energy-related commodity or services or derivative (including ancillary services and related risk (such as location basis)); (B) any contracts or transactions for the purchase, processing, transmission, transportation, distribution, sale, lease, hedge or storage of, or any other services related to any commodity or service identified in subparts (1)—(14) above, including any capacity agreement; (C) any financial derivative agreement (including but not limited to swaps, options or swaptions) related to any commodity identified in subparts (1)—(14) above, or to any interest rate or currency rate management activities; (D) any agreement for membership or participation in an organization that facilitates or permits the entering into or clearing of any netting agreement or any agreement described in this clause (33); (E) any agreement combining part or all of a netting agreement or part or all of any of the agreements described in this clause (33); (E) any document relating to any agreement described in this clause (33) that is filed with a Government Authority and any related service agreements; or (F) any commercial or trading agreements, each with respect to, or involving the purchase, transmission, distribution, sale, lease or hedge of, any energy, generation capacity or fuel, or any other energy related commodity or service, price or price indices for any such commodities or services or any other similar derivative agreements, and any other similar agreements (such agreements described in clauses (A) through (F) of this clause (33) being collectively, “Permitted Contracts”), Netting Agreements, Hedging Obligations and letters of credit supporting Permitted Contracts, Netting Agreements and Hedging Obligations;

(34) Liens arising under Section 9.343 of the Texas Uniform Commercial Code or similar statutes of states other than Texas;

(35) Liens created in the ordinary course of business in favor of banks and other financial institutions over credit balances of any bank accounts of TCEH and its Subsidiaries held at such banks or financial institutions, as the case may be, to facilitate the operation of cash pooling and/or interest set-off arrangements in respect of such bank accounts in the ordinary course of business;

(36) any zoning land use, environmental or similar law or right reserved to or vested in any Government Authority to control or regulate the use of any real property that does not materially interfere with the ordinary conduct of the business of TCEH or any of its Restricted Subsidiaries, taken as a whole;

(37) any Liens arising by reason of deposits with or giving of any form of security to any Government Authority for any purpose at any time as required by applicable law as a condition to the transaction of any business or the exercise of any privilege or license, or to enable the Issuer or any of its Restricted Subsidiaries to maintain self-insurance or participate in any fund for liability on any insurance risks;

(38) Liens, restrictions, regulations, easements, exceptions or reservations of any Government Authority applying particularly to nuclear fuel;

(39) rights reserved to or vested in any Government Authority by the terms of any right, power, franchise, grant, license or permit, or by any provision of applicable law, to terminate or modify such right, power, franchise, grant, license or permit or to purchase or recapture or to designate a purchaser of any of the property of such person;

(40) Liens arising under any obligations or duties affecting any of the property of TCEH or any of its Restricted Subsidiaries to any Government Authority with respect to any franchise, grant, license or permit which do not materially impair the use of such property for the purposes for which it is held;

(41) rights reserved to or vested in any Government Authority to use, control or regulate any property of such person;

(42) any obligations or duties, affecting the property of TCEH or any of its Restricted Subsidiaries, to any Government Authority with respect to any franchise, grant, license or permit;

(43) a set-off or netting rights granted by TCEH or any Subsidiary of TCEH pursuant to any agreements related to Hedging Obligations, Netting Agreements or Permitted Contracts solely in respect of amounts owing under such agreements;

(44) Liens (i) on cash advances in favor of the seller of any property to be acquired in an Investment described under “Permitted Investments” to be applied against the purchase price for such Investment and (ii) consisting of an agreement to sell, transfer, lease or otherwise dispose of any property in a transaction excluded from the definition described under “Asset Sale,” in each case, solely to the extent such Investment or sale, disposition, transfer or lease, as the case may be, would have been permitted on the date of the creation of such Lien;

(45) rights of first refusal and purchase options in favor of Aluminum Company of America (“Alcoa”) to purchase Sandow Unit 4 and/or the real property related thereto, as described in (i) the Sandow Unit 4 Agreement dated August 13, 1976, as amended, between Alcoa and Texas Power & Light Company (“TPL”) and (ii) Deeds dated March 14, 1978 and July 21, 1980, as amended, executed by Alcoa conveying to TPL the Sandow Four real property; and

(46) any amounts held by a trustee in the funds and accounts under any indenture securing any revenue bonds issued for the benefit of TCEH or any of its Restricted Subsidiaries.

For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution or winding up.

“Purchase Money Obligations” means any Indebtedness incurred to finance or refinance the acquisition, leasing, construction, repair, restoration, replacement, expansion or improvement of property (real or personal) or assets (other than Capital Stock), and whether acquired through the direct acquisition of such property or assets, or otherwise, incurred in respect of capital expenditures (including Environmental CapEx Debt and Necessary CapEx Debt).

“Qualified Proceeds” means assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business; provided that the fair market value of any such assets or Capital Stock shall be determined by TCEH in good faith.

“Rating Agencies” means Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the applicable Notes or other investment publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by TCEH which shall be substituted for Moody’s or S&P or both, as the case may be.

“Receivables Facility” means any of one or more receivables financing facilities as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the Obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to TCEH or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) pursuant to which TCEH or any of its Restricted Subsidiaries purports to sell its accounts receivable to either (a) a Person that is not a Restricted Subsidiary or (b) a Receivables Subsidiary that in turn funds such purchase by purporting to sell its accounts receivable to a Person that is not a Restricted Subsidiary or by borrowing from such a Person or from another Receivables Subsidiary that in turn funds itself by borrowing from such a Person.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any accounts receivable or participation interest therein issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with any Receivables Facility.

“Receivables Subsidiary” means any Subsidiary formed for the purpose of facilitating or entering into one or more Receivables Facilities, and in each case engages only in activities reasonably related or incidental thereto.

“Redemption Date” has the meaning set forth under “Optional Redemption.”

“Registration Rights Agreement” means, as applicable (1) the Registration Rights Agreement relating to the Initial Cash Pay Notes, dated as of the Issue Date, among the Issuer, the Guarantors and the Initial Purchasers, (2) the Registration Rights Agreement relating to the Series B Cash Pay Notes, dated as of the issue date of the Series B Cash Pay Notes, among the Issuer and the other parties thereto, (3) the Registration Rights Agreement relating to the Toggle Notes, dated as of the Toggle Notes issue date, among the Issuer and the other parties thereto and (4) with respect to any Additional Notes, any registration rights agreement among the Issuer and the other parties thereto relating to the registration by the Issuer of such Additional Notes under the Securities Act.

“Related Business Assets” means assets (other than cash or Cash Equivalents) used or useful in a Similar Business; provided that any assets received by TCEH or a Restricted Subsidiary in exchange for assets transferred by TCEH or a Restricted Subsidiary will not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Required Debt” means, with respect to any action, on any date, the outstanding principal amount of:

(1) the Notes (including any Additional Notes),

(2) the Senior Term Loans under the TCEH Senior Interim Facility (excluding any Senior Term Loans held by Defaulting Lenders (as defined in the TCEH Senior Interim Facility),

(3) the Senior Notes (as defined in the TCEH Senior Interim Facility), and

(4) any other senior unsecured securities issued by the Issuer to refinance or replace any of the items described in clauses (2) and (3) of this definition (including any additional securities of the same series)

at such date, other than, in each case, any such debt beneficially owned by the Issuer or its Affiliates, voting as a single class, except to the extent prohibited by law; provided that (a) Required Debt shall only include debt described in clauses (2) through (4) of this definition, to the extent such debt would require the consent of the holders of the debt described in this definition voting as a single class to take such action, except to the extent described below in clause (b) and (c); (b) if any amendment, waiver or other action would disproportionately affect the holders of the Series B Cash Pay Notes, the Initial Cash Pay Notes or the Toggle Notes, Required Debt shall mean the Series B Cash Pay Notes, the Initial Cash Pay Notes or the Toggle Notes, as the case may be, voting as a single class and the debt described in clauses (1) through (4) voting as a single class; and (c) if any amendment, waiver or other action would affect (i) only the Notes, with equal effect on each series of the Cash Pay Notes and the Toggle Notes, (ii) only the Series B Cash Pay Notes, (iii) only the Initial Cash Pay Notes or (iv) only the Toggle Notes, Required Debt shall mean the Notes, the Series B Cash Pay Notes, the Initial Cash Pay Notes or the Toggle Notes, as the case may be, voting as a single class without the debt described in clauses (2) through (4) of this definition.

“Required Holders” means Persons holding the Required Debt.

“Restoration Certificate” shall mean, with respect to any Casualty Event, an Officer’s Certificate provided to the Trustee prior to the 365th day after such Casualty Event has occurred certifying (a) that TCEH or such Restricted Subsidiary intends to use the proceeds received in connection with such Casualty Event to repair, restore or replace the property or assets in respect of which such Casualty Event occurred, (b) the approximate costs of completion of such repair, restoration or replacement and (c) that such repair, restoration or replacement will be completed within the later of (x) 450 days after the date on which cash proceeds with respect to such Casualty Event were received and (y) 180 days after delivery of such Restoration Certificate.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of TCEH (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon an Unrestricted Subsidiary’s ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Sale and Lease-Back Transaction” means any arrangement providing for the leasing by TCEH or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by TCEH or such Restricted Subsidiary to a third Person in contemplation of such leasing.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of TCEH or any of its Restricted Subsidiaries secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Indebtedness” means:

(1) all Indebtedness of the Issuer or any Guarantor (other than the Parent Guarantor) outstanding under the TCEH Senior Secured Facilities, the TCEH Senior Interim Facility or the Notes and related Guarantees (including interest accruing on or after the filing of any petition in bankruptcy or similar proceeding or for reorganization of the Issuer or any such Guarantor (at the rate provided for in the documentation with respect thereto, regardless of whether or not a claim for post-filing interest is allowed in such proceedings)), and any and all other fees, expense reimbursement obligations, indemnification amounts, penalties, and other amounts (whether existing on the Closing Date or thereafter created or incurred) and all obligations of the Issuer or any such Guarantor to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

(2) all Hedging Obligations (and guarantees thereof) of the Issuer or any Guarantor (other than the Parent Guarantor) owing to a Lender (as defined in the TCEH Senior Secured Facilities) or any Affiliate of such Lender (or any Person that was a Lender or an Affiliate of such Lender at the time the applicable agreement giving rise to such Hedging Obligation was entered into); provided that such Hedging Obligations are permitted to be incurred under the terms of the Indenture;

(3) any other Indebtedness of the Issuer or any Guarantor (other than the Parent Guarantor) permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the Notes or any related Guarantee; and

(4) all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3);

provided, however, that Senior Indebtedness shall not include:

(a) any obligation of such Person to TCEH or any of its Subsidiaries;

(b) any liability for federal, state, local or other taxes owed or owing by such Person;

(c) any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(d) any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

(e) that portion of any Indebtedness which at the time of incurrence is incurred in violation of the Indenture.

“Shell Wind” means a joint venture with Shell WindEnergy Inc. (or a similar entity) in which TCEH and its Restricted Subsidiaries have up to a 50% ownership interest relating to the joint development of a 3,000 megawatt wind project in Texas and other renewable energy projects in Texas.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Closing Date.

“Similar Business” means any business conducted or proposed to be conducted by TCEH and its Subsidiaries on the Closing Date or any business that is similar, reasonably related, incidental or ancillary thereto.

“Sponsor Management Agreement” means the management agreement between certain of the management companies associated with the Investors and EFH Corp.

“Subordinated Indebtedness” means,

(1) any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the Notes, and

(2) any Indebtedness of any Guarantor which is by its terms subordinated in right of payment to the Guarantee of such entity of the Notes.

“Subsidiary” means, with respect to any Person:

(1) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; and

(2) any partnership, joint venture, limited liability company or similar entity of which

(x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

(y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“TCEH” means Texas Competitive Electric Holdings Company LLC.

“TCEH Senior Interim Facility” means the interim loan agreement dated as of the Closing Date, by and among the Parent Guarantor, as guarantor, TCEH, as borrower, the guarantors party thereto, the lenders party thereto in their capacities as lenders thereunder and Morgan Stanley Senior Funding, Inc., as Administrative Agent, including any guarantees, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications or restatements thereof.

“TCEH Senior Secured Facilities” means the credit agreement dated as of the Closing Date by and among the Parent Guarantor, as guarantor, TCEH, as borrower, the other guarantors party thereto the lenders party thereto in their capacities as lenders thereunder and Citibank N.A., as Administrative Agent, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” above).

“Total Assets” means the total assets of TCEH and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent consolidated balance sheet of TCEH or such other Person as may be expressly stated.

“Transactions” means the transactions contemplated by the Transaction Agreement, the TCEH Senior Interim Facility, the EFH Senior Interim Facility, borrowings under the TCEH Senior Secured Facilities, the Oncor Electric Delivery Facility and any Receivables Facility as in effect on the Closing Date and any repayments of indebtedness in connection therewith.

“Transaction Agreement” means the Agreement and Plan of Merger, dated as of February 25, 2007, among Texas Energy Future Merger Sub Corp., Texas Holdings and EFH Corp.

“Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to (x) November 1, 2011, in the case of the Cash Pay Notes, and (y) November 1, 2012, in the case of the Toggle Notes; provided, however, that if the period from the Redemption Date to November 1, 2011 or November 1, 2012, as the case may be, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended (15 U.S.C. §§ 77aaa-77bbbb).

“Unit” means an individual power plant generation system comprised of all necessary physically connected generators, reactors, boilers, combustion turbines and other prime movers operated together to independently generate electricity.

“Unrestricted Cash” means, as of any date, without duplication, (a) all cash and Cash Equivalents (in each case, free and clear of all Liens, other than nonconsensual Liens permitted by the covenant described under “Certain Covenants—Liens” and Liens permitted by clause (23), subclauses (i) and (ii) of clause (26) and clause (33) of the definition of Permitted Liens, included in the cash and cash equivalents accounts listed on the consolidated balance sheet of TCEH and its Restricted Subsidiaries as of such date and (b) all unrestricted margin deposits related to commodity positions listed on the consolidated balance sheet of Issuer and the Restricted Subsidiaries.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of TCEH (other than TCEH Finance, Inc.) which at the time of determination is an Unrestricted Subsidiary (as designated by TCEH, as provided below); and

(2) any Subsidiary of an Unrestricted Subsidiary.

TCEH may designate any Subsidiary of TCEH (including any existing Subsidiary and any newly acquired or newly formed Subsidiary but excluding TCEH Finance, Inc.) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, TCEH or any Subsidiary of TCEH (other than solely any Subsidiary of the Subsidiary to be so designated); provided that

(1) any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or Persons performing a similar function are owned, directly or indirectly, by TCEH;

(2) such designation complies with the covenants described under “—Certain Covenants—Limitation on Restricted Payments”; and

(3) each of:

(a) the Subsidiary to be so designated; and

(b) its Subsidiaries

has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of TCEH or any Restricted Subsidiary.

TCEH may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default shall have occurred and be continuing and either:

(1) TCEH could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in the first paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(2) the Fixed Charge Coverage Ratio for TCEH and its Restricted Subsidiaries would be greater than such ratio for TCEH and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

Any such designation by TCEH shall be notified by TCEH to the Trustee by promptly filing with the Trustee a copy of the resolution of the board of directors of TCEH or any committee thereof giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

(2) the sum of all such payments.

“Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Equity Interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

BOOK ENTRY; SETTLEMENT AND CLEARANCE

The notes are represented by one or more global notes in registered form without interest coupons (collectively, the “global notes”). The global notes have been deposited with the applicable registrar as custodian for The Depository Trust Company (“DTC”) in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for definitive notes in registered certificated form (“certificated notes”) except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the global notes will not be entitled to receive physical delivery of notes in certificated form.

Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, Société Anonyme (“Clearstream, Luxembourg”), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream, Luxembourg is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it:

•	DTC will credit portions of the principal amount of the global notes to the accounts of the Participants; and

•

ownership of these interests in the global notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the global notes).

Investors in the global notes who are Participants may hold their interests therein directly through DTC. Investors in the global notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream, Luxembourg) that are Participants. All interests in a global note, including those held through Euroclear or Clearstream, Luxembourg, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream, Luxembourg may also be subject to the procedures and requirements of such systems. The laws of some jurisdictions require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a global note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, and additional interest, if any, on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, we, the trustee, the registrar, the paying agent and the transfer agent (together with the registrar and the paying agent, the “agents”) will treat the persons in whose names the notes, including the global notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee, the agents, nor any agent of ours or theirs has or will have any responsibility or liability for:

•

any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to, or payments made on account of, beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the global notes; or

•	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be our responsibility or the responsibility of DTC or either trustee. Neither we, the trustee nor the agents will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and we, the trustee and the agents may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Except for trades involving only Euroclear and Clearstream, Luxembourg participants, interests in the global notes are expected to be eligible to trade in DTC’s Same Day Funds Settlement System and secondary market trading activity in such interests will, therefore, settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its Participants. See “— Same Day Settlement and Payment.”

Transfers between the Participants will be effected in accordance with DTC’s procedures and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream, Luxembourg will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream, Luxembourg participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, Luxembourg, as the case may be, by its respective depositary. However, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, Luxembourg, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, Luxembourg, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note from DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream, Luxembourg participants may not deliver instructions directly to the depositories for Euroclear or Clearstream, Luxembourg.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an event of default under the notes, DTC reserves the right to exchange the global notes for legended notes in certificated form and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream, Luxembourg have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we nor the trustee nor any of our or its agents will have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A global note is exchangeable for certificated notes if:

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DTC (1) notifies us that it is unwilling or unable to continue as depositary for the global notes or (2) has ceased to be a clearing agency registered under the Exchange Act and, in either case, we fail to appoint a successor depositary; or

•	there has occurred and is continuing an event of default with respect to the notes.

In addition, beneficial interests in a global note may be exchanged for certificated notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, certificated notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement and Payment

We will make payments in respect of the notes represented by the global notes (including principal, premium, if any, and interest, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. We will make all payments of principal, interest and premium, if any, with respect to certificated notes by wire transfer of immediately available funds to the accounts specified by the holders of the certificated notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the global notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated notes will also be settled in immediately available funds.

Because of time-zone differences, credits of interests in the global notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions involving interests in such global notes settled during such processing will be reported to the relevant Clearstream, Luxembourg or Euroclear participants on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of interests in the global notes by or through a Clearstream, Luxembourg participant or a Euroclear participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

MATERIAL U.S. TAX CONSIDERATIONS

The following is a summary of material U.S. federal income and, in the case of non-U.S. holders (as defined below), estate tax consequences of the purchase, ownership and disposition of the notes as of the date of this prospectus. Unless otherwise stated, this summary deals only with notes held as capital assets (generally, property held for investment).

As used herein, a “U.S. holder” means a beneficial owner of the notes that is for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person.

The term “non-U.S. holder” means a beneficial owner of the notes (other than a partnership or any other entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are a person subject to special tax treatment under the U.S. federal income tax laws, including, without limitation:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt organization;

•	an insurance company;

•	a person holding the notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for its securities;

•	a person liable for alternative minimum tax;

•	a partnership or other pass-through entity for U.S. federal income tax purposes;

•	a U.S. holder whose “functional currency” is not the U.S. dollar;

•	a “controlled foreign corporation”;

•	a “passive foreign investment company”; or

•	a United States expatriate.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, possibly on a retroactive basis, so as to result in U.S. federal income and estate tax consequences different from those summarized below.

If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) holds notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner in a partnership holding notes, you should consult your own tax advisors regarding the tax consequences of an investment in the notes.

This summary does not represent a detailed description of the U.S. federal income and estate tax consequences that may be applicable to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws. It is not intended to be, and should not be construed to be, legal or tax advice to any particular purchaser of notes. You should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership of the notes, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Certain Tax Consequences to the Company

Because (i) the yield-to-maturity on the toggle notes equals or exceeds the sum of (x) the “applicable federal rate” (as determined under Section 1274(d) of the Code) in effect for the calendar month in which the toggle notes were issued (the “AFR”) and (y) 5 percentage points, (ii) the maturity date of the toggle notes is more than five years from the date of issue and (iii) the toggle notes have “significant” original issue discount (“OID”), the toggle notes are considered “applicable high yield discount obligations”. Therefore we will not be allowed to take a deduction for interest (including OID) accrued on the toggle notes for U.S. federal income tax purposes until such time as we actually pay such interest (including OID) in cash or in other property (other than stock or debt issued by us or by a person deemed to be related to us under Section 453(f)(1) of the Code).

Moreover, because the yield-to-maturity on the toggle notes exceeds the sum of (x) the AFR and (y) 6 percentage points (such excess shall be referred to hereinafter as the “Disqualified Yield”), the deduction for interest (including OID) accrued on the toggle notes will be permanently disallowed (regardless of whether we actually pay such interest or OID in cash or in other property) for U.S. federal income tax purposes to the extent such interest or OID is attributable to the Disqualified Yield on the toggle notes (“Dividend-Equivalent Interest”).

Certain Tax Consequences to U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to U.S. holders of the notes.

Initial Cash-Pay Notes

Payments of Interest on Initial Cash-Pay Notes. Interest on an initial cash-pay note will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for U.S. federal income tax purposes.

Market Discount. If you purchase an initial cash-pay note for an amount that is less than its principal amount, the amount of the difference will be treated as “market discount” for U.S. federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, an initial cash-pay note as ordinary income to the extent of the market discount that you have not previously included in income and are treated as having accrued on the note at the time of the payment or disposition.

In addition, you may be required to defer, until the maturity of the initial cash-pay note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the note. You may elect, on a note-by-note basis, to deduct the deferred interest expense in a tax year prior to the year of disposition. You should consult your own tax advisors before making this election.

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the initial cash-pay note, unless you elect to accrue on a constant interest method. You may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply.

Amortizable Bond Premium. If you purchase an initial cash-pay note for an amount in excess of its principal amount, you will be considered to have purchased the initial cash-pay note at a “premium.” You generally may elect to amortize the premium over the remaining term of the initial cash-pay note on a constant yield method as an offset to interest when includible in income under your regular accounting method. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of the initial cash-pay note.

Sale, Exchange, Retirement, or Other Taxable Disposition of Initial Cash-Pay Notes. Upon the sale, exchange, retirement, or other taxable disposition of an initial cash-pay note, you generally will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other taxable disposition (less an amount equal to any accrued interest, which will be taxable as interest income to the extent not previously included in income as discussed above) and the adjusted tax basis of the initial cash-pay note. Your adjusted tax basis in an initial cash-pay note will, in general, be your cost for that initial cash-pay note increased by any market discount previously included in income and reduced by any amortized premium. Except as described above with respect to market discount, any gain or loss will be capital gain or loss. Capital gains of non-corporate U.S. holders derived in respect of capital assets held for more than one year are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Series B Cash-Pay Notes

Payments of Interest on Series B Cash-Pay Notes. Except as set forth below, “qualified stated interest” (as defined below) on a Series B cash-pay note will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for U.S. federal income tax purposes.

Original Issue Discount. The Series B cash-pay notes are treated as having been issued with OID in an amount equal to the difference between their “stated redemption price at maturity” (the sum of all payments to be made on the Series B cash-pay notes other than “qualified stated interest”) and their “issue price.” You generally must include OID in gross income in advance of the receipt of cash attributable to that income. However, you generally will not be required to include separately in income cash payments received on the Series B cash-pay notes, even if denominated as interest, to the extent such payments do not constitute “qualified stated interest.”

The “issue price” of each Series B cash-pay note is the first price at which a substantial amount of the Series B cash-pay notes were sold (other than to an underwriter, placement agent or wholesaler). The term “qualified stated interest” means stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate or, subject to certain conditions, based on one or more interest indices. The stated interest payments on the Series B cash-pay notes are qualified stated interest.

The amount of OID that you must include in income will generally equal the sum of the “daily portions” of OID with respect to the Series B cash-pay note for each day during the taxable year or portion of the taxable year in which you held such Series B cash-pay note (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for a Series B cash-pay note may be of any length and may vary in length over the term of the Series B cash-pay note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period other than the final accrual period is an amount equal to the excess, if any, of:

•

the product of the Series B cash-pay note’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period), over

•	the aggregate of all qualified stated interest allocable to the accrual period.

OID allocable to a final accrual period is the difference between the amount payable at maturity (other than a payment of qualified stated interest) and the adjusted issue price at the beginning of the final accrual period. The yield to maturity of the Series B cash-pay note is the discount rate that causes the present value of all payments on the note as of its original issue date to equal the issue price of such note.

The “adjusted issue price” of a Series B cash-pay note at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period, determined without regard to the amortization of any acquisition or bond premium, as described below. We are required to provide information returns stating the amount of OID accrued on Series B cash-pay notes held by persons of record other than corporations and other holders exempt from information reporting.

You may elect to treat all interest on a Series B cash-pay note as OID and calculate the amount includible in gross income under the constant yield method described above. The election is to be made for the taxable year in which you acquired the Series B cash-pay note, and may not be revoked without the consent of the Internal Revenue Service (“IRS”). You should consult with your own tax advisors about this election.

Market Discount. If you purchase a Series B cash-pay note for an amount that is less than its adjusted issue price, the amount of the difference will be treated as “market discount” for U.S. federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a Series B cash-pay note as ordinary income to the extent of the market discount that you have not previously included in income and are treated as having accrued on the note at the time of the payment or disposition.

In addition, you may be required to defer, until the maturity of the Series B cash-pay note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the note. You may elect, on a note-by-note basis, to deduct the deferred interest expense in a tax year prior to the year of disposition. You should consult your own tax advisors before making this election.

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Series B cash-pay note, unless you elect to accrue on a constant interest method. You may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply.

Acquisition Premium, Amortizable Bond Premium. If you purchase a Series B cash-pay note for an amount that is greater than its adjusted issue price but equal to or less than the sum of all amounts payable on the Series B cash-pay note after the purchase date other than payments of qualified stated interest, you will be considered to have purchased that Series B cash-pay note at an “acquisition premium.” Under the acquisition premium rules, the amount of OID that you must include in gross income with respect to the Series B cash-pay note for any taxable year will be reduced by the portion of the acquisition premium properly allocable to that year.

If you purchase a Series B cash-pay note for an amount in excess of the sum of all amounts payable on the Series B cash-pay note after the purchase date other than qualified stated interest, you will be considered to have purchased the Series B cash-pay note at a premium and you will not be required to include any OID in income. You generally may elect to amortize the premium over the remaining term of the Series B cash-pay note on a constant yield method as an offset to interest when includible in income under your regular accounting method. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of the Series B cash-pay note.

Sale, Exchange, Retirement, or Other Taxable Disposition of Series B Cash-Pay Notes. Upon the sale, exchange, retirement, or other taxable disposition of a Series B cash-pay note, you generally will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition (less an amount equal to any accrued and unpaid qualified stated interest, which will be taxable as interest income to the extent not previously included in income as discussed above) and the adjusted tax basis of the Series B cash-pay note. Your adjusted tax basis in a Series B cash-pay note will, in general, be your cost for that Series B cash-pay note increased by any OID or market discount previously included in income, and reduced by any amortized premium. Except as described above with respect to market discount, any gain or loss will be capital gain or loss. Capital gains of non-corporate U.S. holders derived in respect of capital assets held for more than one year are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Toggle Notes

Original Issue Discount. Because the toggle notes provide us with the option to pay PIK interest in lieu of paying cash interest in any interest payment period until November 1, 2012, and because the issue price of the toggle notes is actually less than their stated redemption price at maturity, the toggle notes are treated as having been issued with OID, as described below. The issuance of PIK Notes generally is not treated as a payment of interest. Instead, the toggle note and any PIK Notes issued in respect of PIK interest thereon are treated as a single debt instrument under the OID rules.

The toggle notes are treated as having been issued with OID in an amount equal to the difference between their “stated redemption price at maturity” (the sum of all payments to be made on the toggle notes other than “qualified stated interest”) and their “issue price.” You generally must include OID in gross income in advance of the receipt of cash attributable to that income.

The “issue price” of each toggle note is the first price at which a substantial amount of the toggle notes were sold (other than to an underwriter, placement agent or wholesaler). The term “qualified stated interest” means stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate or, subject to certain conditions, based on one or more interest indices. Because we have the option in any interest payment period until November 1, 2012 to make interest payments in PIK interest instead of paying cash, the stated interest payments on the toggle notes are not qualified stated interest.

The amount of OID that you must include in income will generally equal the sum of the “daily portions” of OID with respect to the toggle note for each day during the taxable year or portion of the taxable year in which you held such toggle note (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for a toggle note may be of any length and may vary in length over the term of the toggle note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period other than the final accrual period is an amount equal to the product of the toggle note’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period). OID allocable to a final accrual period is the difference between the amount payable at maturity and the adjusted issue price at the beginning of the final accrual period. The yield to maturity of the toggle note is the discount rate that causes the present value of all payments on the note as of its original issue date to equal the issue price of such note. For purposes of determining the yield to maturity, the assumption is that we will pay interest in cash and not exercise the option to pay PIK interest, except in respect of any period in which we actually elect to pay PIK interest.

The “adjusted issue price” of a toggle note at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period, determined without regard to the amortization of any acquisition or bond premium, as described below, and reduced by any cash payments previously made on such toggle note. We are required to provide information returns stating the amount of OID accrued on toggle notes held by persons of record other than corporations and other holders exempt from information reporting.

If we in fact pay interest in cash on the toggle notes, you will not be required to adjust your OID inclusions. Each payment made in cash under a toggle note will be treated first as a payment of any accrued OID that has not been allocated to prior payments and second as a payment of principal. You generally will not be required to include separately in income cash payments received on the toggle notes to the extent such payments constitute payments of previously accrued OID or payments of principal.

With respect to any interest payment period for which we exercise our option to pay interest in the form of PIK interest, including the interest period related to the May 1, 2009 interest payment date, your OID calculation for future periods will be adjusted by treating the toggle note as if it had been retired and then reissued for an amount equal to its adjusted issue price on the date preceding the first date of such interest payment period, and recalculating the yield to maturity of the reissued note by treating the amount of PIK interest (and of any prior PIK interest) as a payment that will be made on the maturity date of such note.

The rules regarding OID are complex and the rules described above may not apply in all cases. Accordingly, you should consult your own tax advisors regarding their application.

Applicable High Yield Discount Obligations. For purposes of the dividends-received deduction, the Dividend-Equivalent Interest, as defined above under “Certain Tax Consequences to the Company”, will be treated as a dividend to the extent it is deemed to have been paid out of our current or accumulated earnings and profits. Accordingly, if you are a corporation, you may be entitled, subject to applicable limitations, to take a dividends-received deduction with respect to any Dividend-Equivalent Interest received by you on such toggle note.

Market Discount. If you purchase a toggle note for an amount that is less than its adjusted issue price, the amount of the difference will be treated as “market discount” for U.S. federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a toggle note as ordinary income to the extent of the market discount that you have not previously included in income and are treated as having accrued on the note at the time of the payment or disposition.

In addition, you may be required to defer, until the maturity of the toggle note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the note. You may elect, on a note-by-note basis, to deduct the deferred interest expense in a tax year prior to the year of disposition. You should consult your own tax advisors before making this election.

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the toggle note, unless you elect to accrue on a constant interest method. You may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply.

Acquisition Premium, Amortizable Bond Premium. If you purchase a toggle note for an amount that is greater than its adjusted issue price but equal to or less than the sum of all amounts payable on the toggle note after the purchase date, you will be considered to have purchased that toggle note at an “acquisition premium.” Under the acquisition premium rules, the amount of OID that you must include in gross income with respect to the toggle note for any taxable year will be reduced by the portion of the acquisition premium properly allocable to that year.

If you purchase a toggle note for an amount in excess of the sum of all amounts payable on the toggle note after the purchase date, you will be considered to have purchased the toggle note at a premium and you will not be required to include any OID in income. You generally may elect to amortize the premium over the remaining term of the toggle note on a constant yield method as an offset to interest when includible in income under your regular accounting method. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of the toggle note.

Sale, Exchange, Retirement, or Other Taxable Disposition of Toggle Notes. Upon the sale, exchange, retirement, or other taxable disposition of a toggle note (or a PIK Note), you generally will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement, or other taxable disposition and the adjusted tax basis of the toggle note (or the PIK Note). Your adjusted tax basis in a toggle note will, in general, be your cost for the toggle note, increased by OID or market discount previously included in income, and reduced by any amortized premium and any cash payments on the toggle note. Although not free from doubt, your adjusted tax basis in the toggle note should be allocated between the original toggle note and any PIK Notes received in respect of PIK interest thereon in proportion to their relative principal amounts. Your holding period in any PIK Note received in respect of PIK interest would likely be identical to your holding period for the original toggle note with respect to which the PIK Note was received. Except as described above with respect to market discount, any gain or loss will be capital gain or loss. Capital gains of non-corporate U.S. holders derived in respect of capital assets held for more than one year are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Legislation Relating to Net Investment Income.

For taxable years beginning after December 31, 2012, recently-enacted legislation is scheduled to impose a 3.8% tax on the “net investment income” of certain United States citizens and resident aliens and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” generally includes interest and certain net gain from the disposition of property, less certain deductions.

You should consult your tax advisors with respect to the tax consequences of the new legislation described above.

Certain Tax Consequences to Non-U.S. Holders

The following is a summary of certain U.S. federal income and estate tax consequences that will apply to non-U.S. holders of the notes.

U.S. Federal Withholding Tax. The 30% U.S. federal withholding tax will not apply to any payment of interest (which for these purposes includes OID) on the notes under the “portfolio interest rule,” provided that:

•	interest paid on the notes (including OID) is not effectively connected with your conduct of a trade or business in the United States;

•

you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable United States Treasury regulations;

•	you are not a controlled foreign corporation that is related to us actually or constructively through stock ownership;

•	you are not a bank whose receipt of interest (including OID) on the notes is described in Section 881(c)(3)(A) of the Code; and

•

either (a) you provide your name and address on an IRS Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person as defined under the Code or (b) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable United States Treasury regulations. Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, payments of interest (including OID) made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed:

•	IRS Form W-8BEN (or other applicable form) certifying an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•

IRS Form W-8ECI (or other applicable form) certifying that interest (including OID) paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as discussed below under “—U.S. Federal Income Tax”).

The 30% U.S. federal withholding tax generally will not apply to any payment of principal or gain that you realize on the sale, exchange, retirement or other taxable disposition of a note.

U.S. Federal Income Tax. If you are engaged in a trade or business in the United States and interest (including OID) on the notes is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), then you will be subject to U.S. federal income tax on that interest (including OID) on a net income basis (although you will be exempt from the 30% U.S. federal withholding tax, provided you furnish us with a properly executed IRS Form W-8 ECI as discussed above in “—U.S. Federal Withholding Tax”) in generally the same manner as if you were a U.S. holder. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of such interest (including OID), subject to adjustments.

Any gain realized on the disposition of a note generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment); or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

If a non-U.S. holder of notes is described in the first bullet point above, any gain realized upon a sale, exchange, retirement, or other taxable disposition of the notes will be subject to U.S. federal income tax in the same manner as effectively connected interest as described above. If a non-U.S. holder of notes is described in the second bullet point above, any gain realized upon a sale, exchange, retirement, or other taxable disposition of the notes will be subject to U.S. federal income tax at a statutory rate of 30%, which gain may be offset by certain losses.

U.S. Federal Estate Tax. Your estate will not be subject to U.S. federal estate tax on notes beneficially owned by you at the time of your death, provided that any payment to you on the notes would be eligible for exemption from the 30% U.S. federal withholding tax under the “portfolio interest rule” described above under “—U.S. Federal Withholding Tax” without regard to the statement requirement described in the fifth bullet point of that section.

Information Reporting and Backup Withholding

U.S. Holders

In general, information reporting requirements will apply to certain payments of principal and interest (including OID) paid on the notes and to the proceeds of sale or other disposition (including retirement or a redemption) of a note paid to you (unless you are an exempt recipient such as a corporation). Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or a certification that you are not subject to backup withholding.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders

In general, we must report to the IRS and to you the amount of interest (including OID) paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, you will not be subject to backup withholding with respect to payments of interest (including OID) on the notes that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person as defined under the Code and we have received from you the required certification that you are a non-U.S. holder described above in the fifth bullet point under “—Certain Tax Consequences to Non-U.S. Holders—U.S. Federal Withholding Tax.”

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other taxable disposition (including retirement or a redemption) of notes within the United States or conducted through certain United States-related financial intermediaries, unless you certify to the payor under penalties of perjury that you are a non-U.S. holder (and the payor does not have actual knowledge or reason to know that you are a United States person as defined under the Code), or you otherwise establish an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the notes by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), individual retirement accounts and other plans and arrangements that are subject to Section 4975 of the Code or any federal, state, local, non-U.S. or other laws, rules or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”) and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this prospectus. This summary does not purport to be complete and future legislation, court decisions, administrative regulations, rulings or administrative pronouncements could significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release.

General Fiduciary Matters

ERISA imposes certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (a “Benefit Plan”) and both ERISA and the Code prohibit certain transactions involving the assets of a Benefit Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such a Benefit Plan or the management or disposition of the assets of such a Benefit Plan, or who renders investment advice for a fee or other compensation to such a Benefit Plan, is generally considered to be a fiduciary of the Benefit Plan.

In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should consult with its counsel in order to determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law. In addition, a fiduciary of a Plan should consult with its counsel in order to determine if the investment satisfies the fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit Benefit Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a nonexempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the Benefit Plan that engaged in such a nonexempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes by a Benefit Plan with respect to which we, a Guarantor or the Market Maker are considered a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the United States Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank collective investment funds, PTCE 95-60, respecting life insurance company general accounts and PTCE 96-23, respecting transactions determined by in-house asset managers.

Each of these PTCEs contains conditions and limitations on its application. Fiduciaries of Plans considering acquiring and/or holding the notes in reliance of these or any other PTCE should carefully review the PTCE to assure it is applicable. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide limited relief from the prohibited transaction provisions of ERISA and the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Benefit Plan involved in the transaction and provided further that the Benefit Plan pays no more than adequate consideration in connection with the transaction

Because of the foregoing, the notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding are entitled to exemptive relief from the prohibited transaction provisions of ERISA and the Code and are otherwise permissible under all applicable Similar Laws.

Representation

Accordingly, by acceptance of a note, or any interest therein, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the notes constitutes assets of any Plan or (ii) the acquisition and holding of the notes by such purchaser or transferee are entitled to exemptive relief from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code and are otherwise permissible under all applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering acquiring the notes (and holding the notes) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investments and whether an exemption would be applicable to the purchase and holding of the notes.

PLAN OF DISTRIBUTION

This prospectus is to be used by the Market Maker and its affiliates in connection with offers and sales of the notes in market-making transactions in the secondary market effected from time to time.

The Market Maker and its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any of the proceeds from such sales.

From time to time, the Market Maker and its affiliates have provided, and may in the future provide from time to time, investment banking and commercial banking services and financial advisory services to us for which they have in the past received, and may in the future receive, customary fees. In addition, the Market Maker and certain of its affiliates have provided, and may in the future provide from time to time, certain investment banking and commercial banking services and financial advisory services for certain of our subsidiaries and for the members of the Sponsor Group and certain of their affiliates, for which they have received, or will receive, customary fees.

The Market Maker is one of the members of the Sponsor Group. The Sponsor Group indirectly owns approximately 60% of our capital stock on a fully-diluted basis through its investment in Texas Holdings, which owns approximately 98% of EFH Corp.’s capital stock. Affiliates of the Market Maker may be deemed, as a result of their ownership of approximately 27% of the General Partner’s outstanding units and certain provisions of the General Partner’s Limited Liability Company Agreement, to have shared voting or dispositive power over Texas Holdings.

Each of Scott Lebovitz, Kenneth Pontarelli and Thomas Ferguson, who are members of EFH Corp.’s board of directors, are employees of the Market Maker or its affiliates.

An affiliate of the Market Maker is a co-documentation agent, joint lead arranger and joint lead bookrunner for, and a lender under, the TCEH Senior Secured Facilities. This affiliate is also the sole lead arranger, sole bookrunner and posting agent for the TCEH commodity collateral posting facility. An affiliate of the Market Maker is a co-documentation agent, joint lead arranger and joint lead bookrunner for, and a lender under, Oncor’s revolving credit facility.

The Market Maker acted as dealer manager for the offers to purchase and consent solicitations with respect to $1.0 billion in aggregate principal amount of EFH Corp.’s 4.80% Series O Senior Notes due 2009, $250 million in aggregate principal amount of TCEH’s 6.125% Senior Notes due 2008 and $1.0 billion in aggregate principal amount of TCEH’s 7.000% Senior Notes due 2013. In addition, the Market Maker acted as dealer manager for the debt exchange offers completed in November 2009 by EFH Corp., EFIH and EFIH Finance to exchange EFH Corp. 9.75% Notes and EFIH 9.75% Notes for certain outstanding EFH Corp. and TCEH notes, and acted as dealer manager and solicitation agent in debt exchange offers completed in August 2010 to exchange EFIH 10% Notes and cash for EFH Corp. Senior Notes.

The Market Maker acted as an initial purchaser in connection with the original offering and sale of the EFH Corp. Senior Notes, the TCEH Senior Notes, the EFH Corp. Senior Secured Notes, the TCEH Senior Secured Second Lien Notes and the TCEH Senior Secured Notes, and received customary discounts in connection with those transactions.

The Market Maker and/or its affiliates currently own, and may from time to time trade, the notes for their own accounts in connection with their principal activities. Such sales may be made pursuant to this prospectus or otherwise pursuant to an applicable exemption from registration. Additionally, in the future, the Market Maker and/or its affiliates may, from time to time, own notes as a result of market-making activities.

We have been advised by the Market Maker that, subject to applicable laws and regulations, the Market Maker or its affiliates currently intend to make a market in the notes. However, the Market Maker is not obligated to do so, and any such market-making may be interrupted or discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. We cannot assure you that an active trading market will be sustained. See “Risk Factors—Risks Related to the Notes and Our Substantial Indebtedness—Your ability to transfer the notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the notes.”

We have agreed to indemnify the Market Maker against certain liabilities, including liabilities under the Securities Act and pay all expenses in connection with the performance of our obligations relating to the market-making activities of the Market Maker and its affiliates.

LEGAL MATTERS

The validity and enforceability of the notes and the related guarantees have been passed upon for us by Andrew M. Wright, Vice President & Associate General Counsel of EFH Corporate Services Company, Dallas, Texas. Mr. Wright beneficially owns 50,000 shares of common stock of EFH Corp. In addition, Mr. Wright owns 125,000 restricted share units settleable in shares of EFH. Corp. common stock that vest in October 2014.

EXPERTS

The consolidated financial statements as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 of EFCH included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to EFCH’s adoption of amended guidance regarding transfers of financial assets effective January 1, 2010, on a prospective basis). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

EFCH and the Guarantors have filed with the SEC a post effective amendment to a registration statement on Form S-1 under the Securities Act with respect to the notes. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the notes, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete.

EFCH files annual, quarterly and current reports and other information with the SEC. You may read and copy any document EFCH has filed or will file with the SEC at the SEC’s public website (www.sec.gov) or at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, DC 20549. Copies of such materials can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

The Issuer has agreed that even if it is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise required to report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, EFCH will nonetheless file with the SEC and make available to the trustee and to holders of notes the reports specified under “Description of the Notes—Certain Covenants—Reports and Other Information,” subject to the provisions described in that section.

The Issuer and the Guarantors have filed jointly with the SEC a registration statement on Form S-1 that registers the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about the Issuer, the Guarantors and the securities offered. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

GLOSSARY

Other than under the caption “Description of the Notes,” where a different meaning for a term or abbreviation listed below is provided, when the following terms and abbreviations appear in the text of this prospectus, they have the meanings indicated below.

1999 Restructuring Legislation	Texas Electric Choice Plan, the legislation that restructured the electric utility industry in Texas to provide for retail competition

2009 Form 10-K	EFCH’s Annual Report on Form 10-K for the year ended December 31, 2009

Adjusted EBITDA	Adjusted EBITDA means EBITDA adjusted to exclude noncash items, unusual items and other adjustments allowable under certain debt arrangements of TCEH and EFH Corp. See the definition of EBITDA below. Adjusted EBITDA and EBITDA are not recognized terms under GAAP and, thus, are non-GAAP financial measures. EFCH is providing TCEH’s and EFH Corp.’s Adjusted EBITDA (see reconciliations in Exhibits 99(b) and 99(c)) solely because of the important role that Adjusted EBITDA plays in respect of certain covenants contained in the debt arrangements. EFCH does not intend for Adjusted EBITDA (or EBITDA) to be an alternative to net income as a measure of operating performance or an alternative to cash flows from operating activities as a measure of liquidity or an alternative to any other measure of financial performance presented in accordance with US GAAP. Additionally, EFCH does not intend for Adjusted EBITDA (or EBITDA) to be used as a measure of free cash flow available for management’s discretionary use, as the measure excludes certain cash requirements such as interest payments, tax payments and other debt service requirements. Because not all companies use identical calculations, EFCH’s presentation of Adjusted EBITDA (and EBITDA) may not be comparable to similarly titled measures of other companies.

ancillary services	Refers to services necessary to support the transmission of energy and maintain reliable operations for the entire transmission system.

baseload	Refers to the minimum constant level of electricity demand in a system, such as ERCOT, and/or to the electricity generation facilities or capacity normally expected to operate continuously throughout the year to serve such demand, such as EFCH’s nuclear and lignite/coal-fueled generation units.

CAIR	Clean Air Interstate Rule

Capgemini	Capgemini Energy LP, a provider of business support services to EFCH and its subsidiaries

CATR	Clean Air Transport Rule

CFTC	Commodity Futures Trading Commission

CO2	carbon dioxide

DOE	US Department of Energy

EBITDA	Refers to earnings (net income) before interest expense, income taxes, depreciation and amortization. See the definition of Adjusted EBITDA above.

EFCH	Refers to Energy Future Competitive Holdings Company, a direct, wholly-owned subsidiary of EFH Corp. and the direct parent of TCEH, and/or its subsidiaries, depending on context.

EFH Corp.	Refers to Energy Future Holdings Corp., a holding company, and/or its subsidiaries, depending on context. Its major subsidiaries include TCEH and Oncor.

EFH Corp. Senior Notes	Refers collectively to EFH Corp.’s 10.875% Senior Notes due November 1, 2017 (EFH Corp. 10.875% Notes) and EFH Corp.’s 11.25%/12.00% Senior Toggle Notes due November 1, 2017 (EFH Corp. Toggle Notes).

EFH Corp. Senior Secured Notes	Refers collectively to EFH Corp.’s 9.75% Senior Secured Notes due October 15, 2019 (EFH Corp. 9.75% Notes) and EFH Corp.’s 10.000% Senior Secured Notes due January 15, 2020 (EFH Corp. 10% Notes).

EFIH	Refers to Energy Future Intermediate Holding Company LLC, a direct, wholly-owned subsidiary of EFH Corp. and the direct parent of Oncor Holdings.

EFIH Finance	Refers to EFIH Finance Inc., a direct, wholly-owned subsidiary of EFIH, formed for the sole purpose of serving as co-issuer with EFIH of certain debt securities.

EPA	US Environmental Protection Agency

EPC	engineering, procurement and construction

ERCOT	Electric Reliability Council of Texas, the independent system operator and the regional coordinator of various electricity systems within Texas

ERISA	Employee Retirement Income Security Act of 1974, as amended

FASB	Financial Accounting Standards Board, the designated organization in the private sector for establishing standards for financial accounting and reporting

FERC	US Federal Energy Regulatory Commission

GAAP	generally accepted accounting principles

GHG	greenhouse gas

GWh	gigawatt-hours

IRS	US Internal Revenue Service

kWh	kilowatt-hours

Lehman	Refers to certain subsidiaries of Lehman Brothers Holdings Inc., which filed for bankruptcy under Chapter 11 of the US Bankruptcy Code in 2008.

LIBOR	London Interbank Offered Rate. An interest rate at which banks can borrow funds, in marketable size, from other banks in the London interbank market.

Luminant	Refers to subsidiaries of TCEH engaged in competitive market activities consisting of electricity generation and wholesale energy sales and purchases as well as commodity risk management and trading activities, all largely in Texas.

market heat rate	Heat rate is a measure of the efficiency of converting a fuel source to electricity. Market heat rate is the implied relationship between wholesale electricity prices and natural gas prices and is calculated by dividing the wholesale market price of electricity, which is based on the price offer of the marginal supplier in ERCOT (generally natural gas plants), by the market price of natural gas. Forward wholesale electricity market price quotes in ERCOT are generally limited to two or three years; accordingly, forward market heat rates are generally limited to the same time period. Forecasted market heat rates for time periods for which market price quotes are not available are based on fundamental economic factors and forecasts, including electricity supply, demand growth, capital costs associated with new construction of generation supply, transmission development and other factors.

Merger	The transaction referred to in “Merger Agreement” (defined immediately below) that was completed on October 10, 2007

Merger Agreement	Agreement and Plan of Merger, dated February 25, 2007, under which Texas Holdings agreed to acquire EFH Corp.

Merger Sub	Texas Energy Future Merger Sub Corp, a Texas corporation and a wholly-owned subsidiary of Texas Holdings that was merged into EFH Corp. on October 10, 2007

MMBtu	million British thermal units

Moody’s	Moody’s Investors Services, Inc. (a credit rating agency)

MW	megawatts

MWh	megawatt-hours

NERC	North American Electric Reliability Corporation

NOx	nitrogen oxide

NRC	US Nuclear Regulatory Commission

NYMEX	Refers to the New York Mercantile Exchange, a physical commodity futures exchange.

Oncor	Refers to Oncor Electric Delivery Company LLC, a direct, majority-owned subsidiary of Oncor Holdings and an indirect subsidiary of EFH Corp., and/or its consolidated bankruptcy-remote financing subsidiary, Oncor Electric Delivery Transition Bond Company LLC, depending on context, that is engaged in regulated electricity transmission and distribution activities.

Oncor Holdings	Refers to Oncor Electric Delivery Holdings Company LLC, a direct, wholly-owned subsidiary of EFIH and the direct majority owner of Oncor, and/or its subsidiaries, depending on context.

OPEB	other postretirement employee benefits

PUCT	Public Utility Commission of Texas

PURA	Texas Public Utility Regulatory Act

purchase accounting	The purchase method of accounting for a business combination as prescribed by US GAAP, whereby the cost or “purchase price” of a business combination, including the amount paid for the equity and direct transaction costs are allocated to identifiable assets and liabilities (including intangible assets) based upon their fair values. The excess of the purchase price over the fair values of assets and liabilities is recorded as goodwill.

REP	retail electric provider

RRC	Railroad Commission of Texas, which among other things, has oversight of lignite mining activity in Texas

S&P	Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies Inc. (a credit rating agency)

SEC	US Securities and Exchange Commission

Securities Act	Securities Act of 1933, as amended

SG&A	selling, general and administrative

SO2	sulfur dioxide

Sponsor Group	Refers collectively to the investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P., TPG Capital, L.P. and GS Capital Partners, an affiliate of Goldman Sachs & Co. (See Texas Holdings below.)

TCEH	Refers to Texas Competitive Electric Holdings Company LLC, a direct, wholly-owned subsidiary of EFCH and an indirect subsidiary of EFH Corp., and/or its subsidiaries, depending on context, that are engaged in electricity generation and wholesale and retail energy markets activities. Its major subsidiaries include Luminant and TXU Energy.

TCEH Finance	Refers to TCEH Finance, Inc., a direct, wholly-owned subsidiary of TCEH, formed for the sole purpose of serving as co-issuer with TCEH of certain debt securities.

TCEH Senior Notes	Refers collectively to TCEH’s 10.25% Senior Notes due November 1, 2015 and 10.25% Senior Notes due November 1, 2015 Series B (collectively, TCEH 10.25% Notes) and TCEH’s 10.50%/11.25% Senior Toggle Notes due November 1, 2016 (TCEH Toggle Notes).

TCEH Senior Secured Facilities	Refers collectively to the TCEH Initial Term Loan Facility, TCEH Delayed Draw Term Loan Facility, TCEH Revolving Credit Facility, TCEH Letter of Credit Facility and TCEH Commodity Collateral Posting Facility. See Note 8 to our December 31, 2010 Financial Statements for details of these facilities.

TCEH Senior Secured Second Lien Notes	Refers collectively to TCEH’s 15% Senior Secured Second Lien Notes due April 1, 2021 and TCEH’s 15% Senior Secured Second Lien Notes due April 1, 2021, Series B.

TCEQ	Texas Commission on Environmental Quality

Texas Holdings	Refers to Texas Energy Future Holdings Limited Partnership, a limited partnership controlled by the Sponsor Group that owns substantially all of the common stock of EFH Corp.

Texas Holdings Group	Refers to Texas Holdings and its direct and indirect subsidiaries other than Oncor Holdings and its subsidiaries.

TRE	Refers to Texas Reliability Entity, Inc., an independent organization that develops reliability standards for the ERCOT region and monitors and enforces compliance with NERC standards and ERCOT protocols.

TXU Energy	Refers to TXU Energy Retail Company LLC, a direct, wholly-owned subsidiary of TCEH engaged in the retail sale of electricity to residential and business customers. TXU Energy is a REP in competitive areas of ERCOT.

US	United States of America

VIE	variable interest entity

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

Audited Financial Statements for each of the Three Fiscal Years in the Period Ended December 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Energy Future Competitive Holdings Company

Dallas, Texas

We have audited the accompanying consolidated balance sheets of Energy Future Competitive Holdings Company and subsidiaries (“EFCH”) as of December 31, 2010 and 2009, and the related statements of consolidated income (loss), comprehensive income (loss), cash flows and equity for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of EFCH’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Energy Future Competitive Holdings Company and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in notes 1 and 7 to the consolidated financial statements, EFCH adopted amended guidance regarding transfers of financial assets effective January 1, 2010, on a prospective basis.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), EFCH’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report (not presented herein) dated February 17, 2011 expressed an unqualified opinion on EFCH’s internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
February 17, 2011

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

STATEMENTS OF CONSOLIDATED INCOME (LOSS)

(Millions of Dollars)

	Year Ended December 31,
	2010	2009	2008
Operating revenues	$8,235	$7,911	$9,787
Fuel, purchased power costs and delivery fees	(4,371)	(3,934)	(5,600)
Net gain from commodity hedging and trading activities	2,161	1,736	2,184
Operating costs	(837)	(693)	(677)
Depreciation and amortization	(1,380)	(1,172)	(1,092)
Selling, general and administrative expenses	(722)	(741)	(680)
Franchise and revenue-based taxes	(106)	(108)	(109)
Impairment of goodwill (Note 2)	(4,100)	(70)	(8,000)
Other income (Note 6)	903	59	35
Other deductions (Note 6)	(18)	(63)	(1,263)
Interest income	90	62	59
Interest expense and related charges (Note 20)	(3,067)	(2,121)	(4,187)

Income (loss) before income taxes	(3,212)	866	(9,543)

Income tax (expense) benefit (Note 5)	(318)	(351)	504

Net income (loss)	(3,530)	515	(9,039)

Net (income) loss attributable to noncontrolling interests	—	—	—

Net income (loss) attributable to EFCH	$(3,530)	$515	$(9,039)

See Notes to Financial Statements.

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

(Millions of Dollars)

	Year Ended December 31,
	2010	2009	2008
Net income (loss)	$(3,530)	$515	$(9,039)

Other comprehensive income (loss), net of tax effects:
Cash flow hedges:
Net decrease in fair value of derivatives (net of tax benefit of $—, $10 and $98)	—	(20)	(181)
Derivative value net loss related to hedged transactions recognized during the period and reported in net income (loss) (net of tax benefit of $31, $72 and $66)	59	129	122

Total other comprehensive income (loss)	59	109	(59)

Comprehensive income (loss)	(3,471)	624	(9,098)

Comprehensive (income) loss attributable to noncontrolling interests	—	—	—

Comprehensive income (loss) attributable to EFCH	$(3,471)	$624	$(9,098)

See Notes to Financial Statements.

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

STATEMENTS OF CONSOLIDATED CASH FLOWS

(Millions of Dollars)

	Year Ended December 31,
	2010	2009	2008
Cash flows — operating activities
Net income (loss)	$(3,530)	$515	$(9,039)

Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	1,709	1,581	1,549
Deferred income tax expense (benefit) — net	534	324	(377)
Impairment of goodwill (Note 2)	4,100	70	8,000
Unrealized net gains from mark-to-market valuations of commodity positions	(1,221)	(1,225)	(2,329)
Debt extinguishment gains (Note 8)	(687)	—	—
Effect of Parent’s payment of interest on pushed-down debt	231	265	251
Interest expense on toggle notes payable in additional principal (Notes 8 and 20)	217	207	33
Unrealized net (gains) losses from mark-to-market valuations of interest rate swaps	207	(696)	1,477
Gain on termination of long-term power sales contract (Note 6)	(116)	—	—
Bad debt expense (Note 7)	108	116	81
Losses on dedesignated cash flow hedges (interest rate swaps)	88	183	66
Net gains on sale of assets	(81)	(5)	—
Stock-based incentive compensation expense	7	4	10
Net equity loss from unconsolidated affiliate	5	7	10
Reversal of reserves recorded in purchase accounting (Note 6)	—	(34)	—
Impairment of land	—	34	—
Impairment of emission allowances intangible assets (Note 2)	—	—	501
Impairment of trade name intangible asset (Note 2)	—	—	481
Impairment of natural gas-fueled generation facilities (Note 3)	—	—	229
Charge related to Lehman bankruptcy (Note 6)	—	—	26
Other — net	13	2	(24)
Changes in operating assets and liabilities:
Affiliate accounts receivable/payable — net	5	45	44
Accounts receivable — trade	258	(104)	(491)
Impact of accounts receivable securitization program (Note 7)	(383)	(33)	53
Inventories	(6)	(32)	(12)
Accounts payable — trade	(149)	(141)	366
Commodity and other derivative contractual assets and liabilities	(44)	(64)	(28)
Margin deposits — net	132	248	595
Other — net assets	134	108	374
Other — net liabilities	(274)	9	(189)

Cash provided by operating activities	$1,257	$1,384	$1,657

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

STATEMENTS OF CONSOLIDATED CASH FLOWS (CONT.)

(Millions of Dollars)

	Year Ended December 31,
	2010	2009	2008
Cash flows — financing activities
Issuances of long-term debt/securities (Note 8):
Pollution control revenue bonds	—	—	242
Other long-term debt	353	522	1,443
Repayments/repurchases of long-term debt/securities (Note 8):
Pollution control revenue bonds	—	—	(242)
Other long-term debt	(647)	(279)	(618)
Net short-term borrowings under accounts receivable securitization program (Note 7)	96	—	—
Increase (decrease) in other short-term borrowings (Note 8)	172	53	462
Notes/loans from affiliates	34	—	—
Decrease in income tax-related note payable to Oncor	(37)	(35)	(34)
Contributions from noncontrolling interests	32	48	—
Debt discount, financing and reacquisition expenses	(13)	(35)	(1)
Other, net	37	5	37

Cash provided by financing activities	$27	$279	$1,289

Cash flows — investing activities
Net notes/loans to affiliates	$(503)	$(822)	$(558)
Capital expenditures	(796)	(1,324)	(1,908)
Nuclear fuel purchases	(106)	(197)	(166)
Money market fund redemptions (investments)	—	142	(142)
Reduction of letter of credit facility deposited with trustee (Note 8)	—	115	—
Reduction of restricted cash related to pollution control revenue bonds	—	—	29
Other changes in restricted cash	(33)	3	(4)
Proceeds from sale of assets	141	41	29
Proceeds from sale of environmental allowances and credits	12	19	39
Purchases of environmental allowances and credits	(30)	(19)	(34)
Cash settlements related to outsourcing contract termination (Note 15)	—	—	41
Proceeds from sales of nuclear decommissioning trust fund securities	974	3,064	1,623
Investments in nuclear decommissioning trust fund securities	(990)	(3,080)	(1,639)
Other — net	(7)	10	8

Cash used in investing activities	$(1,338)	$(2,048)	$(2,682)

Net change in cash and cash equivalents	(54)	(385)	264
Effect of consolidation of VIE	7	—	—
Cash and cash equivalents — beginning balance	94	479	215

Cash and cash equivalents — ending balance	$47	$94	$479

See Notes to Financial Statements.

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

CONSOLIDATED BALANCE SHEETS

(Millions of Dollars)

	December 31,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$47	$94
Restricted cash (Note 20)	33	1
Trade accounts receivable — net (2010 includes $612 in pledged amounts related to a VIE (Notes 7 and 18)	991	1,009
Note receivable from parent (Note 19)	1,921	1,406
Inventories (Note 20)	395	393
Commodity and other derivative contractual assets (Note 13)	2,640	2,339
Accumulated deferred income taxes (Note 5)	—	1
Margin deposits related to commodity positions	166	187
Other current assets	37	46

Total current assets	6,230	5,476

Restricted cash (Note 20)	1,135	1,135
Receivable from affiliate (Note 19)	—	85
Investments (Note 14)	602	591
Property, plant and equipment — net (Note 20)	20,155	20,980
Goodwill (Note 2)	6,152	10,252
Identifiable intangible assets — net (Note 2)	2,371	2,593
Commodity and other derivative contractual assets (Note 13)	2,071	1,533
Other noncurrent assets, principally unamortized debt issuance costs	428	600

Total assets	$39,144	$43,245

LIABILITIES AND EQUITY

Current liabilities:
Short-term borrowings (2010 includes $96 related to a VIE (Notes 8 and 18)	$1,221	$953
Long-term debt due currently (Note 8)	658	302
Trade accounts payable	669	748
Trade accounts and other payables to affiliates	210	203
Notes payable to parent (Note 19)	46	—
Commodity and other derivative contractual liabilities (Note 13)	2,164	2,310
Margin deposits related to commodity positions	631	520
Accrued income taxes payable to parent (Note 19)	21	50
Accrued taxes other than income	130	75
Accrued interest	326	349
Other current liabilities	254	339

Total current liabilities	6,330	5,849

Accumulated deferred income taxes (Note 5)	6,000	5,467
Commodity and other derivative contractual liabilities (Note 13)	869	1,060
Notes or other liabilities due affiliates (Note 19)	384	217
Long-term debt held by affiliates (Note 19)	343	143
Long-term debt, less amounts due currently (Note 8)	29,131	31,978
Other noncurrent liabilities and deferred credits (Note 20)	2,236	2,749

Total liabilities	45,293	47,463

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

CONSOLIDATED BALANCE SHEETS (CONT.)

(Millions of Dollars)

	December 31,
	2010	2009

Commitments and Contingencies (Note 9)

Equity (Note 10):
Class A common stock (shares outstanding 2010 and 2009 — 2,062,768)	358	283
Class B common stock (shares outstanding 2010 and 2009 — 39,192,594)	6,793	5,368
Retained earnings	(13,319)	(9,790)
Accumulated other comprehensive income (loss), net of tax effect	(68)	(127)

EFCH shareholder’s equity	(6,236)	(4,266)
Noncontrolling interests in subsidiaries	87	48

Total equity	(6,149)	(4,218)

Total liabilities and equity	$39,144	$43,245

See Notes to Financial Statements.

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

STATEMENTS OF CONSOLIDATED EQUITY

(Millions of Dollars)

	Year Ended December 31,
	2010	2009	2008
Preferred stock — not subject to mandatory redemption:
Balance as of beginning of period	$—	$1	$—
Issuance of preferred stock	—	—	1
Redemption of preferred stock	—	(1)	—

Balance as of end of period (number of shares outstanding:
December 31, 2008 — 4,788 shares	—	—	1

Class A common stock without par value — authorized shares — 9,000,000:
Balance as of beginning of period	283	277	272
Effects of purchase accounting push-down	—	—	(2)
Effects of debt push-down from EFH Corp. (Note 8)	75	6	7

Balance as of end of period (shares outstanding for all periods presented — 2,062,768)	358	283	277

Class B common stock without par value — authorized shares — 171,000,000:
Balance as of beginning of period	5,368	5,261	5,174
Effects of purchase accounting push-down	—	—	(49)
Merger-related transactions	—	—	—
Effects of debt push-down from EFH Corp. (Note 8)	1,417	101	133
Effects of stock-based incentive compensation plans	8	5	3
Other	—	1	—

Balance as of end of period (shares outstanding for all periods presented — 39,192,594)	6,793	5,368	5,261

Retained earnings:
Balance as of beginning of period	(9,790)	(10,305)	(1,266)
Net income (loss)	(3,530)	515	(9,039)
Other	1	—	—

Balance as of end of period	(13,319)	(9,790)	(10,305)

Accumulated other comprehensive income (loss), net of tax effects (a):
Balance as of beginning of period	(127)	(236)	(177)
Change during the period	59	109	(59)

Balance as of end of period	(68)	(127)	(236)

EFCH shareholder’s equity as of end of period	(6,236)	(4,266)	(5,002)

Noncontrolling interests in subsidiaries (Note 10):
Balance as of beginning of period	48	—	—
Net income (loss)	—	—	—
Effect of consolidation of TXU Receivables Company	7	—	—
Investment in subsidiary by noncontrolling interests	32	48	—

Noncontrolling interests in subsidiaries at end of period	87	48	—

Total equity as of end of period	$(6,149)	$(4,218)	$(5,002)

(a)	All amounts relate to cash flow hedges.

See Notes to Financial Statements.

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

EFCH, a wholly-owned subsidiary of EFH Corp., is a Dallas, Texas-based holding company that conducts its operations almost entirely through its wholly-owned subsidiary, TCEH. TCEH is a Dallas-based holding company for subsidiaries engaged in competitive electricity market activities largely in Texas, including electricity generation, wholesale energy sales and purchases, commodity risk management and trading activities and retail electricity sales. Key management activities, including commodity risk management, are performed on an integrated basis; consequently, there are no reportable business segments.

On October 10, 2007, EFH Corp. completed its Merger with Merger Sub. As a result of the Merger, EFH Corp. became a subsidiary of Texas Holdings, which is controlled by the Sponsor Group.

See “Glossary” for definition of terms and abbreviations.

Basis of Presentation

The consolidated financial statements have been prepared in accordance with US GAAP. The consolidated financial statements have been prepared on the same basis as the audited financial statements included in the 2009 Form 10-K with the exception of the prospective adoption of amended guidance regarding transfers of financial assets that resulted in the accounts receivable securitization program no longer being accounted for as a sale of accounts receivable and the funding under the program now reported as short-term borrowings as discussed in Note 7 and the prospective adoption of amended guidance that requires reconsideration of consolidation conclusions for all variable interest entities (VIEs) that resulted in the consolidation of TXU Receivables Company. All intercompany items and transactions have been eliminated in consolidation. All acquisitions of outstanding debt for cash, including notes that had been issued in lieu of cash interest, are presented in the financing activities section of the statement of cash flows. All dollar amounts in the financial statements and tables in the notes are stated in millions of US dollars unless otherwise indicated.

Use of Estimates

Preparation of financial statements requires estimates and assumptions about future events that affect the reporting of assets and liabilities as of the balance sheet dates and the reported amounts of revenue and expense, including fair value measurements. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. No material adjustments, other than those disclosed elsewhere herein, were made to previous estimates or assumptions during the current year.

Derivative Instruments and Mark-to-Market Accounting

EFCH enters into contracts for the purchase and sale of electricity, natural gas and other commodities and also enters into other derivative instruments such as options, swaps, futures and forwards primarily to manage commodity price and interest rate risks. If the instrument meets the definition of a derivative under accounting standards related to derivative instruments and hedging activities, changes in the fair value of the derivative are recognized in net income as unrealized gains and losses, unless the criteria for certain exceptions are met, and an offsetting derivative asset or liability is recorded in the balance sheet. This recognition is referred to as “mark-to-market” accounting. The fair values of EFCH’s unsettled derivative instruments under mark-to-market accounting are reported in the balance sheet as commodity and other derivative contractual assets or liabilities. When derivative instruments are settled and realized gains and losses are recorded, the previously recorded unrealized gains and losses and derivative assets and liabilities are reversed. See Notes 11 and 13 for additional information regarding fair value measurement and commodity and other derivative contractual assets and liabilities. Under the election criteria of accounting standards related to derivative instruments and hedging activities, EFCH may elect the “normal” purchase and sale exemption. A commodity-related derivative contract may be designated as a “normal” purchase or sale if the commodity is to be physically received or delivered for use or sale in the normal course of business. If designated as normal, the derivative contract is accounted for under the accrual method of accounting (not marked-to-market) with no balance sheet or income statement recognition of the contract until settlement.

Because derivative instruments are frequently used as economic hedges, accounting standards related to derivative instruments and hedging activities allow for “hedge accounting,” which provides for the designation of such instruments as cash flow or fair value hedges if certain conditions are met. A cash flow hedge mitigates the risk associated with the variability of the future cash flows related to an asset or liability (e.g., a forecasted sale of electricity in the future at market prices or the payment of interest related to variable rate debt), while a fair value hedge mitigates risk associated with fixed future cash flows (e.g., debt with fixed interest rate payments). In accounting for changes in the fair value of cash flow hedges, derivative assets and liabilities are recorded on the balance sheet with an offset to other comprehensive income or loss to the extent the hedges are effective and the hedged transaction remains probable of occurring. If the hedged transaction becomes probable of not occurring, hedge accounting is discontinued and the amount recorded in other comprehensive income is immediately reclassified into net income. If the relationship between the hedge and the hedged transaction ceases to exist or is dedesignated, hedge accounting is discontinued, and the amounts recorded in other comprehensive income are recognized as the previously hedged transaction impacts earnings. Changes in value of fair value hedges are recorded as derivative assets or liabilities with an offset to net income, and the carrying value of the related asset or liability (hedged item) is adjusted for changes in fair value with an offset to net income. If the fair value hedge is settled prior to the maturity of the hedged item, the cumulative fair value gain or loss associated with the hedge is amortized into income over the remaining life of the hedged item. In the statement of cash flow, the effects of settlements of derivative instruments are classified consistent with the related hedged transactions.

To qualify for hedge accounting, a hedge must be considered highly effective in offsetting changes in fair value of the hedged item. Assessment of the hedge’s effectiveness is tested at least quarterly throughout its term to continue to qualify for hedge accounting. Changes in fair value that represent hedge ineffectiveness, even if the hedge continues to be assessed as effective, are immediately recognized in net income. Ineffectiveness is generally measured as the cumulative excess, if any, of the change in value of the hedging instrument over the change in value of the hedged item. See Notes 8 and 13 for additional information concerning hedging activity.

At December 31, 2010 and 2009, there were no derivative positions accounted for as cash flow or fair value hedges. Accumulated other comprehensive income includes amounts related to interest rate swaps previously designated as cash flow hedges that will be recognized in net income as the hedged transactions impact net income (see Note 8).

Realized and unrealized gains and losses from transacting in energy-related derivative instruments are primarily reported in the income statement in net gain (loss) from commodity hedging and trading activities. In accordance with accounting rules, upon settlement of physical derivative sales and purchase contracts that are marked-to-market in net income, related wholesale electricity revenues and fuel and purchased power costs are reported at approximated market prices, instead of the contract price. As a result, this noncash difference between market and contract prices is included in the operating revenues and fuel and purchased power costs and delivery fees line items of the income statement, with offsetting amounts included in net gain (loss) from commodity hedging and trading activities.

Revenue Recognition

EFCH records revenue from electricity sales under the accrual method of accounting. Revenues are recognized when electricity is provided to customers on the basis of periodic cycle meter readings and include an estimated accrual for the revenues earned from the meter reading date to the end of the period (unbilled revenue).

EFCH reports physically delivered commodity sales and purchases in the income statement on a gross basis in revenues and fuel, purchased power and delivery fees, respectively, and EFCH reports all other commodity related contracts and financial instruments (primarily derivatives) in the income statement on a net basis, in net gain/(loss) from commodity hedging and trading activities. As part of ERCOT’s transition to a nodal wholesale market effective December 1, 2010, volumes under nontrading bilateral purchase and sales contracts, including contracts intended as hedges, are no longer scheduled as physical power with ERCOT. Accordingly, unless the volumes represent physical deliveries to customers or purchases from counterparties, effective with the nodal market implementation, such contracts are reported net in the income statement in net gain/(loss) from commodity hedging and trading activities instead of reported gross as wholesale revenues or purchased power costs. As a result of the changes in wholesale market operations, effective with the nodal market implementation, if volumes delivered to EFCH’s retail and wholesale customers are less than its generation volumes (as determined on a daily settlement basis), EFCH records additional wholesale revenues, and if volumes delivered to EFCH’s retail and wholesale customers exceed its generation volumes, EFCH records additional purchased power costs. The additional wholesale revenues or purchased power costs are offset in net gain/(loss) from commodity hedging and trading activities.

Impairment of Long-Lived Assets

EFCH evaluates long-lived assets (including intangible assets with finite lives) for impairment whenever indications of impairment exist. The carrying value of such assets is deemed to be impaired if the projected undiscounted cash flows are less than the carrying value. If there is such impairment, a loss would be recognized based on the amount by which the carrying value exceeds the fair value. Fair value is determined primarily by discounted cash flows, supported by available market valuations, if applicable. See Note 3 for details of the impairment of the natural gas-fueled generation facilities recorded in 2008.

Finite-lived intangibles identified as a result of purchase accounting are amortized over their estimated useful lives based on the expected realization of economic effects. See Note 2 for additional information.

Goodwill and Intangible Assets with Indefinite Lives

EFCH evaluates goodwill and intangible assets with indefinite lives for impairment at least annually (as of December 1). See Note 2 for details of goodwill and intangible assets with indefinite lives, including discussion of fair value determinations and impairments of goodwill and trade name intangible assets recorded in 2010, 2009 and 2008.

Amortization of Nuclear Fuel

Amortization of nuclear fuel is calculated on the units-of-production method and is reported as fuel costs.

Major Maintenance

Major maintenance costs incurred during generation plant outages and the costs of other maintenance activities are charged to expense as incurred and reported as operating costs.

Defined Benefit Pension Plans and Other Postretirement Employee Benefit Plans

EFCH bears a portion of the costs of the EFH Corp. sponsored pension and OPEB plans offering pension benefits based on either a traditional defined benefit formula or a cash balance formula to eligible employees and also offering certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees from EFCH. Costs of pension and OPEB plans are dependent upon numerous factors, assumptions and estimates. Under multiemployer plan accounting, EFH Corp. has elected to not allocate retirement plan assets and liabilities to EFCH. See Note 16 for additional information regarding pension and OPEB plans.

Stock-Based Incentive Compensation

EFH Corp.’s 2007 Stock Incentive Plan authorizes discretionary grants to directors, officers and qualified managerial employees of EFH Corp. or its affiliates (including EFCH) of non-qualified stock options, stock appreciation rights, restricted shares, shares of common stock, the opportunity to purchase shares of common stock and other EFH Corp. stock-based awards. Stock-based compensation expense is recognized over the vesting period based on the grant-date fair value of those awards. Stock options have been granted to employees of EFCH under the plan. See Note 17 for information regarding stock-based incentive compensation.

Sales and Excise Taxes

Sales and excise taxes are accounted for as a “pass through” item on the balance sheet; i.e., the tax is billed to customers and recorded as trade accounts receivable with an offsetting amount recorded as a liability to the taxing jurisdiction.

Franchise and Revenue-Based Taxes

Unlike sales and excise taxes, franchise and gross receipt taxes are not a “pass through” item. These taxes are assessed to EFCH by state and local government bodies, based on revenues or kWh delivered, as a cost of doing business and are recorded as an expense. Rates EFCH charges to customers are intended to recover EFCH’s costs, including the franchise and gross receipt taxes, but EFCH is not acting as an agent to collect the taxes from customers.

Income Taxes

EFH Corp. files a consolidated federal income tax return; however, EFCH’s income tax expense and related balance sheet amounts are recorded as if EFCH files separate income tax returns. Deferred income taxes are provided for temporary differences between the book and tax basis of assets and liabilities. EFCH reports interest and penalties related to uncertain tax positions as current income tax expense.

Accounting for Contingencies

EFCH’s financial results may be affected by judgments and estimates related to loss contingencies. Accruals for loss contingencies are recorded when management determines that it is probable that an asset has been impaired or a liability has been incurred and that such economic loss can be reasonably estimated. Such determinations are subject to interpretations of current facts and circumstances, forecasts of future events and estimates of the financial impacts of such events. See Note 9 for a discussion of contingencies.

Cash and Cash Equivalents

For purposes of reporting cash and cash equivalents, temporary cash investments purchased with a remaining maturity of three months or less are considered to be cash equivalents.

Restricted Cash

The terms of certain agreements require the restriction of cash for specific purposes. As of December 31, 2010, $1.135 billion of cash was restricted to support letters of credit. See Notes 8 and 20 for more details regarding restricted cash.

Property, Plant and Equipment

As a result of purchase accounting, carrying amounts of property, plant and equipment were adjusted to estimated fair values at the Merger date. Subsequent additions have been recorded at cost. The cost of self-constructed property additions includes materials and both direct and indirect labor and applicable overhead, including payroll-related costs.

Depreciation of EFCH’s property, plant and equipment is calculated on a straight-line basis over the estimated service lives of the properties. Depreciation expense is calculated on a component asset-by-asset basis. Estimated depreciable lives are based on management’s estimates of the assets’ economic useful lives. See Note 20.

Capitalized Interest

Interest related to qualifying construction projects and qualifying software projects is capitalized in accordance with accounting guidance related to capitalization of interest cost. See Note 20.

Inventories

Inventories are reported at the lower of cost (on a weighted average basis) or market unless expected to be used in the generation of electricity. Also see discussion immediately below regarding environmental allowances and credits.

Environmental Allowances and Credits

EFCH accounts for all environmental allowances and credits as identifiable intangible assets with finite lives that are subject to amortization. The recorded values of these intangible assets were originally established reflecting fair value determinations as of the date of the Merger under purchase accounting. Amortization expense associated with these intangible assets is recognized on a unit of production basis as the allowances or credits are consumed in generation operations. The environmental allowances and credits are assessed for impairment when conditions or events occur that could affect the carrying value of the assets. See Note 2 for details of impairment amounts recorded in 2008.

Investments

Investments in a nuclear decommissioning trust fund are carried at current market value in the balance sheet. Assets related to employee benefit plans represent investments held to satisfy deferred compensation liabilities and are recorded at current market value. See Note 14 for details of these and other investment.

Push-Down of EFH Corp. Debt

In accordance with SEC Staff Accounting Bulletin (SAB) Topic 5-J, EFCH reflects amounts of certain EFH Corp. Senior Notes and EFH Corp. Senior Secured Notes on its balance sheet and the related interest expense in its income statement. The amount reflected on EFCH’s balance sheet was calculated based upon the relative equity investment of EFCH and EFIH in their respective operating subsidiaries at the time of the Merger (see Note 8).

Changes in Accounting Standards

As of January 1, 2010, EFCH adopted new FASB guidance that requires reconsideration of consolidation conclusions for all VIEs and other entities with which EFCH is involved. See Note 18 for discussion of EFCH’s evaluation of VIEs. There were no material effects on EFCH’s financial statements as a result of the adoption of this new guidance.

As of January 1, 2010, EFCH adopted new FASB guidance regarding accounting for transfers of financial assets that eliminates the concept of a qualifying special purpose entity, changes the requirements for derecognizing financial assets and requires additional disclosures. Accordingly, the trade accounts receivable amounts under the accounts receivable securitization program discussed in Note 7 are now reported as pledged balances, and the related funding amounts are reported as short-term borrowings. Prior to January 1, 2010, the activity was accounted for as a sale of accounts receivable in accordance with previous accounting standards, which resulted in the funding being recorded as a reduction of accounts receivable. This new guidance does not impact the covenant-related ratio calculations in EFCH’s debt agreements.

2. GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

Goodwill

The following table provides the goodwill balances as of December 31, 2010 and the changes in such balances for the year ended December 31, 2010. None of the goodwill is being deducted for tax purposes.

Goodwill before impairment charges	$18,322
Accumulated impairment charges through 2009 (a)	(8,070)

Balance as of January 1, 2010	10,252
Additional impairment charge in 2010	(4,100)

Balance as of December 31, 2010 (b)	$6,152

(a)	Includes $70 million in 2009 and $8.0 billion in 2008.
(b)	Net of accumulated impairment charges totaling $12.170 billion.

Goodwill and Trade Name Intangible Asset Impairments

In the third quarter 2010, EFCH recorded a $4.1 billion noncash goodwill impairment charge. The impairment testing and resulting charge was driven by the sustained decline in forward natural gas prices and reflected the estimated effect of lower wholesale power prices on the enterprise value of the business, as indicated by EFCH’s cash flow projections and declines in market values of securities of comparable companies.

The calculation of the goodwill impairment involved the following steps: first, EFCH estimated the debt-free enterprise value of the business as of July 31, 2010 taking into account future estimated cash flows and current securities values of comparable companies; second, EFCH estimated the fair values of the individual operating assets and liabilities of the business at that date; third, EFCH calculated “implied” goodwill as the excess of the estimated enterprise value over the estimated value of the net operating assets; and finally, EFCH compared the implied goodwill amount to the carrying value of goodwill and recorded an impairment charge for the amount the carrying value of goodwill exceeded implied goodwill.

The annual impairment testing performed as of December 1, 2010 for goodwill and intangible assets with indefinite useful lives resulted in no additional impairment beyond the charge recorded in the third quarter 2010 discussed immediately above. The annual goodwill test determined that EFCH’s carrying value exceeded its estimated fair value (enterprise value) by approximately 11%. The estimated enterprise value as of December 1, 2010 did not change materially from the estimate at July 31, 2010. Additional testing was performed to ascertain that the estimated implied goodwill amount as of December 1 had not declined further from the amount estimated at July 31.

In the first quarter 2009, EFCH completed the fair value calculations supporting an initial $8.0 billion goodwill impairment charge that was recorded in the fourth quarter 2008. A $70 million increase in the charge was recorded in the first quarter 2009. The impairment charge primarily reflected the dislocation in the capital markets during the fourth quarter 2008 that increased interest rate spreads and the resulting discount rates used in estimating fair values and the effect of declines in market values of debt and equity securities of comparable companies. The calculation involved the same steps as those discussed above for the 2010 impairment. The total $8.070 billion charge was the first goodwill impairment recorded subsequent to the Merger date.

Also in the fourth quarter 2008, EFCH recorded a trade name intangible asset impairment charge totaling $481 million ($310 million after-tax). The impairment primarily arose from the increase in the discount rate used in estimating fair value as discussed above.

Although the annual impairment test date for goodwill and intangible assets with indefinite lives set by management at that time was October 1, management determined that in consideration of the continuing deterioration of securities values during the fourth quarter 2008, an impairment testing trigger occurred subsequent to that test date; consequently, the impairment charges were based on estimated fair values as of December 31, 2008.

The impairment determinations involved significant assumptions and judgments. The calculations supporting the estimates of the enterprise value of EFCH’s business and the fair values of its operating assets and liabilities utilized models that take into consideration multiple inputs, including commodity prices, discount rates, debt yields, securities prices of comparable companies and other inputs, assumptions regarding each of which could have a significant effect on valuations. The fair value measurements resulting from these models are classified as non-recurring Level 3 measurements consistent with accounting standards related to the determination of fair value (see Note 11). Because of the volatility of these factors, EFCH cannot predict the likelihood of any future impairment.

Identifiable Intangible Assets

Identifiable intangible assets reported in the balance sheet are comprised of the following:

	As of December 31, 2010			As of December 31, 2009
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Retail customer relationship	$463	$293	$170	$463	$215	$248
Favorable purchase and sales contracts	548	257	291	700	374	326
Capitalized in-service software	202	50	152	184	28	156
Environmental allowances and credits	986	304	682	992	212	780
Mining development costs	47	17	30	32	5	27

Total intangible assets subject to amortization	$2,246	$921	1,325	$2,371	$834	1,537

Trade name (not subject to amortization)			955			955
Mineral interests (not currently subject to amortization)			91			101

Total intangible assets			$2,371			$2,593

Amortization expense related to intangible assets (including income statement line item) consisted of:

Intangible Asset (Income Statement line)	Useful lives as of December 31, 2010 (weighted average in years)	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Retail customer relationship (Depreciation and amortization)	7	$78	$85	$51
Favorable purchase and sales contracts (Operating revenues/fuel, purchased power costs and delivery fees)	12	35	125	168
Capitalized in-service software (Depreciation and amortization)	5	23	16	10
Environmental allowances and credits (Fuel, purchased power costs and delivery fees)	27	92	91	102
Mining development costs (Depreciation and amortization)	3	11	4	1

Total amortization expense		$239	$321	$332

Separately identifiable and previously unrecognized intangible assets acquired and recorded as part of purchase accounting for the Merger are described as follows:

•

Retail Customer Relationship — Retail customer relationship intangible asset represents the estimated fair value of the non-contracted customer base and is being amortized using an accelerated method based on customer attrition rates and reflecting the expected pattern in which economic benefits are realized over their estimated useful life.

•

Favorable Purchase and Sales Contracts — Favorable purchase and sales contracts intangible asset primarily represents the above market value, based on observable prices or estimates, of commodity contracts for which: (i) EFCH has made the “normal” purchase or sale election allowed by accounting standards related to derivative instruments and hedging transactions or (ii) the contracts did not meet the definition of a derivative. The amortization periods of these intangible assets are based on the terms of the contracts. Unfavorable purchase and sales contracts are recorded as other noncurrent liabilities and deferred credits (see Note 20).

•

Trade name — The trade name intangible asset represents the estimated fair value of the TXU Energy trade name, and was determined to be an indefinite-lived asset not subject to amortization. This intangible asset is evaluated for impairment at least annually in accordance with accounting guidance related to goodwill and other intangible assets. See above for discussion of an impairment charge recorded in 2008.

•

Environmental Allowances and Credits — This intangible asset represents the fair value, based on observable prices or estimates, of environmental credits, substantially all of which were expected to be used in EFCH’s power generation activities. These credits are amortized utilizing a units-of-production method.

Impairment of Environmental Allowances and Credits Intangible Assets

In March 2005, the EPA issued regulations called the Clean Air Interstate Rule (CAIR) for 28 states, including Texas, where EFCH’s generation facilities are located. CAIR requires reductions of SO2 and NOx emissions from power generation facilities in these states. The SO2 reductions were beyond the reductions required under the Clean Air Act’s existing acid rain cap-and-trade program (the Acid Rain Program). CAIR also established a new regional cap-and-trade program for NOx emissions reductions.

In July 2008, the US Court of Appeals for the D.C. Circuit (the D.C. Circuit Court) invalidated CAIR. The D.C. Circuit Court did not overturn the existing cap-and-trade program for SO2 reductions under the Acid Rain Program.

Based on the D.C. Circuit Court’s ruling, EFCH recorded a noncash impairment charge to earnings in 2008. EFCH impaired NOx allowances in the amount of $401 million (before deferred income tax benefit). As a result of the D.C. Circuit Court’s decision, NOx allowances would no longer be needed, and thus there would not be an actively traded market for such allowances. Consequently, EFCH’s NOx allowances would likely have very little value absent reversal of the D.C. Circuit Court’s decision or promulgation of new rules by the EPA. In addition, EFCH impaired SO2 allowances in the amount of $100 million (before deferred income tax benefit). While the D.C. Circuit Court did not invalidate the Acid Rain Program, EFCH would have more SO2 allowances than it would need to comply with the Acid Rain Program. While there continued to be a market for SO2 allowances, the D.C. Circuit Court’s decision resulted in a material decrease in the market price of SO2 allowances.

The impairment amounts recorded in 2008 were reported in other deductions.

In December 2008, in response to an EPA petition, the D.C. Circuit Court reversed, in part, its previous ruling. Such reversal confirmed CAIR is not valid, but allowed it to remain in place while the EPA revises CAIR to correct the previously identified shortcomings. In July 2010, the EPA released a proposed rule called the Clean Air Transport Rule (CATR). The CATR, as proposed, would replace CAIR in 2012. EFCH cannot predict the impact of a final rule on its business, results of operations and financial condition.

Estimated Amortization of Intangible Assets — The estimated aggregate amortization expense of intangible assets for each of the next five fiscal years is as follows:

Year	Amortization Expense
2011	$188
2012	148
2013	129
2014	113
2015	95

3. IMPAIRMENT OF NATURAL GAS-FUELED GENERATION FACILITIES

In 2008, EFCH performed an evaluation of its natural gas-fueled generation facilities for impairment. The impairment test was triggered by a determination that it was more likely than not that certain generation units would be retired or mothballed (idled) earlier than previously expected. The natural gas-fueled generation units are generally operated to meet peak demands for electricity and all such facilities are tested for impairment as an asset group. As a result of the evaluation, it was determined that an impairment existed, and a charge of $229 million ($147 million after-tax) was recorded to write down the assets to fair value of approximately $28 million, which was determined based on discounted estimated future cash flows. The impairment was reported in other deductions.

4. ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

Accounting guidance related to uncertain tax positions requires that all tax positions subject to uncertainty be reviewed and assessed with recognition and measurement of the tax benefit based on a “more-likely-than-not” standard with respect to the ultimate outcome, regardless of whether this assessment is favorable or unfavorable.

EFH Corp. and its subsidiaries file income tax returns in US federal, state and foreign jurisdictions and are subject to examinations by the IRS and other taxing authorities. Examinations of income tax returns filed by EFH Corp. and any of its subsidiaries for the years ending prior to January 1, 2003 are complete, but the tax years from 1997 to 2002 remain in appeals with the IRS. The conclusion of issues contested from the 1997 to 2002 audit, including IRS Joint Committee review, is expected to occur before the end of 2012. An IRS audit of tax years 2003 to 2006 is in progress and is expected to be completed in 2011. Texas franchise and margin tax returns are under examination or still open for examination for tax years beginning after 2002.

EFCH classifies interest and penalties related to uncertain tax positions as current income tax expense. Amounts recorded related to interest and penalties totaled a benefit of $8 million in 2010, and expenses of $18 million in 2009 and $22 million in 2008, including $1 million recorded as goodwill (all amounts after tax).

Noncurrent liabilities included a total of $128 million and $141 million in accrued interest as of December 31, 2010 and 2009, respectively. The federal income tax benefit on the interest accrued on uncertain tax positions is recorded as accumulated deferred income taxes.

The following table summarizes the changes to the uncertain tax positions, reported in other noncurrent liabilities in the consolidated balance sheet, during the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
Balance as of January 1 excluding interest and penalties	$903	$787	$748
Additions based on tax positions related to prior years	26	59	46
Reductions based on tax positions related to prior years	(70)	(10)	(40)
Additions based on tax positions related to the current year	72	67	33
Settlements with taxing authorities	—	—	—

Balance as of December 31, excluding interest and penalties	$931	$903	$787

Of the balance as of December 31, 2010, $882 million represents tax positions for which the uncertainty relates to the timing of recognition in tax returns. The disallowance of such positions would not affect the effective tax rate, but could accelerate the payment of cash to the taxing authority to an earlier period.

With respect to tax positions for which the ultimate deductibility is uncertain (permanent items), should EFH Corp. sustain such positions on income tax returns previously filed, EFCH’s liabilities recorded would be reduced by $49 million, and accrued interest would be reversed resulting in an $8 million after-tax benefit, resulting in increased net income and a favorable impact on the effective tax rate.

Other than the items discussed above, EFCH does not expect the total amount of liabilities recorded related to uncertain tax positions will significantly increase or decrease within the next 12 months.

5. INCOME TAXES

The components of EFCH’s income tax expense (benefit) are as follows:

	Year Ended December 31,
	2010	2009	2008
Current:
US Federal	$(254)	$(9)	$(163)
State	39	36	36

Total current	(215)	27	(127)

Deferred:
US Federal	521	322	(389)
State	12	2	12

Total deferred	533	324	(377)

Total	$318	$351	$(504)

Reconciliation of income taxes computed at the US federal statutory rate to income tax expense:

	Year Ended December 31,
	2010	2009	2008
Income (loss) before income taxes	$(3,212)	$866	$(9,543)

Income taxes at the US federal statutory rate of 35%	(1,124)	303	(3,340)
Lignite depletion allowance	(21)	(18)	(29)
Nondeductible goodwill impairment	1,435	25	2,800
Production activities deduction	—	(8)	—
Nondeductible interest expense	9	9	8
Texas margin tax, net of federal benefit	31	19	29
Interest accrued for uncertain tax positions, net of tax	(8)	18	21
Reversal of previously disallowed interest resulting from debt exchanges	(13)	—	—
Other, including audit settlements	9	3	7

Income tax expense (benefit)	318	351	(504)

Effective tax rate	(9.9)%	40.5%	5.3%

Deferred Income Tax Balances

Deferred income taxes provided for temporary differences based on tax laws in effect as of December 31, 2010 and 2009 balance sheet dates are as follows:

	December 31,			December 31,
	2010			2009
	Total	Current	Noncurrent	Total	Current	Noncurrent
Deferred Income Tax Assets
Alternative minimum tax credit carryforwards	$328	$—	$328	$339	$—	$339
Net operating loss carryforwards	211	—	211	—	—	—
Unfavorable purchase and sales contracts	240	—	240	249	—	249
Employee benefit obligations	63	20	43	55	18	37
Accrued interest	129	—	129	139	—	139
Other	250	7	243	234	15	219

Total	1,221	27	1,194	1,016	33	983

Deferred Income Tax Liabilities
Property, plant and equipment	4,384	—	4,384	4,231	—	4,231
Commodity contracts and interest rate swaps	1,677	31	1,646	1,322	31	1,291
Identifiable intangible assets	833	—	833	904	—	904
Debt fair value discounts	4	—	4	22	—	22
Debt extinguishment gains	313	—	313	—	—	—
Other	14	—	14	3	1	2

Total	7,225	31	7,194	6,482	32	6,450

Net Deferred Income Tax (Asset) Liability	$6,004	$4	$6,000	$5,466	$(1)	$5,467

As of December 31, 2010, EFCH had $328 million of alternative minimum tax credit carryforwards (AMT) available to offset future tax payments. The AMT credit carryforwards have no expiration date. As of December 31, 2010, EFCH had net operating loss (NOL) carryforwards for federal income tax purposes of $603 million that expire in 2031. The NOL carryforwards can be used to offset future taxable income. EFCH expects to utilize all of its NOL carryforwards prior to their expiration dates.

The income tax effects of the components included in accumulated other comprehensive income as of December 31, 2010 and December 31, 2009 totaled a net deferred tax asset of $37 million and $68 million, respectively.

See Note 4 for discussion regarding accounting for uncertain tax positions.

6. OTHER INCOME AND DEDUCTIONS

	Year Ended December 31,
	2010	2009	2008
Other income:
Debt extinguishment gains (Note 8)	$687	$—	$—
Gain on termination of long-term power sales contract (a)	116	—	—
Gain on sale of land/water rights	44	—	—
Gain on sale of interest in natural gas gathering pipeline business	37	—	—
Sales tax refunds	5	5	—
Insurance/litigation settlements (b)	3	—	21
Mineral rights royalty income	1	6	4
Reversal of reserves recorded in purchase accounting (c)	—	34	—
Fee received related to interest rate swap/commodity hedge derivative agreement (Note 13)	—	6	—
Net gain on sale of other properties and investments	—	4	4
Other	10	4	6

Total other income	$903	$59	$35

Other deductions:
Impairment of emission allowances intangible assets (Note 2)	$—	$—	$501
Impairment of trade name intangible asset (Note 2)	—	—	481
Charge for impairment of natural gas-fueled generation facilities (Note 3)	—	—	229
Impairment of land	—	34	—
Charge related to Lehman bankruptcy (d)	—	—	26
Asset writeoff	5	2	—
Severance expenses	3	7	—
Equity losses — unconsolidated affiliates	—	6	10
Contract termination expenses	—	4	—
Litigation/regulatory settlements	1	—	7
Other	9	10	9

Total other deductions	$18	$63	$1,263

(a)	In November 2010, the counterparty to a long-term power sales agreement terminated the contract, which had a remaining term of 27 years. The contract was a derivative and subject to mark-to-market accounting. The termination resulted in a noncash gain of $116 million, which represented the derivative liability as of the termination date.
(b)	2008 amount represents insurance recovery for damage to mining equipment.
(c)	Includes $23 million for reversal of a use tax accrual, related to periods prior to the Merger, due to state ruling in 2009 and $11 million for reversal of excess exit liabilities recorded in connection with the termination of outsourcing arrangements (see Note 15).
(d)	Represents reserve established against amounts due (excluding termination related costs) from subsidiaries of Lehman Brothers Holdings Inc. (Lehman) arising from commodity hedging and trading activities.

7. TRADE ACCOUNTS RECEIVABLE AND ACCOUNTS RECEIVABLE SECURITIZATION PROGRAM

TXU Energy participates in EFH Corp.’s accounts receivable securitization program with financial institutions (the funding entities). Under the program, TXU Energy (originator) sells trade accounts receivable to TXU Receivables Company, which is an entity created for the special purpose of purchasing receivables from the originator and is a wholly-owned, bankruptcy-remote, direct subsidiary of EFH Corp. Effective January 1, 2010 TXU Receivables Company is consolidated by EFCH in accordance with amended consolidated accounting standards as discussed in Note 18. TXU Receivables Company sells undivided interests in the purchased accounts receivable for cash to entities established for this purpose by the funding entities. In accordance with the amended transfers and servicing accounting standard as discussed in Note 1, the trade accounts receivable amounts under the program are reported as pledged balances, and the related funding amounts are reported as short-term borrowings. Prior to the January 1, 2010 effective date of the new accounting standard, TXU Receivables Company was not consolidated by EFCH, and the activity was accounted for as a sale of accounts receivable in accordance with previous accounting standards, which resulted in the funding being recorded as a reduction of accounts receivable.

In June 2010, the accounts receivable securitization program was amended. The amendments, among other things, reduced the maximum funding amount under the program to $350 million from $700 million. Program funding declined from $383 million as of December 31, 2009 to $96 million as of December 31, 2010. Under the terms of the program, available funding was reduced by $38 million of customer deposits held by the originator because TCEH’s credit ratings were lower than Ba3/BB-. The declines in actual and maximum funding amounts reflected exclusion of receivables under contractual sales agreements.

All new trade receivables under the program generated by the originator are continuously purchased by TXU Receivables Company with the proceeds from collections of receivables previously purchased. Ongoing changes in the amount of funding under the program, through changes in the amount of undivided interests sold by TXU Receivables Company, reflect seasonal variations in the level of accounts receivable, changes in collection trends and other factors such as changes in sales prices and volumes. TXU Receivables Company has issued a subordinated note payable to the originator for the difference between the face amount of the uncollected accounts receivable purchased, less a discount, and cash paid to the originator that was funded by the sale of the undivided interests. The subordinated note issued by TXU Receivables Company is subordinated to the undivided interests of the funding entities in the purchased receivables. The balance of the subordinated note payable, which is eliminated in consolidation beginning January 1, 2010, totaled $516 million and $463 million as of December 31, 2010 and 2009, respectively.

The discount from face amount on the purchase of receivables from the originator principally funds program fees paid to the funding entities. The program fees consist primarily of interest costs on the underlying financing. Consistent with the change in balance sheet presentation of the funding discussed above, the program fees are currently reported as interest expense and related charges but were previously reported as losses on sale of receivables reported in SG&A expense. The discount also funds a servicing fee, which is reported as SG&A expense, paid by TXU Receivables Company to EFH Corporate Services Company (Service Co.), a direct wholly-owned subsidiary of EFH Corp., which provides recordkeeping services and is the collection agent for the program.

Program fee amounts were as follows:

	Year Ended December 31,
	2010	2009	2008
Program fees	$10	$12	$25
Program fees as a percentage of average funding (annualized)	3.8%	2.4%	5.2%

Activities of TXU Receivables Company were as follows:

	Year Ended December 31,
	2010	2009	2008
Cash collections on accounts receivable	$6,334	$6,125	$6,393
Face amount of new receivables purchased	(6,100)	(6,287)	(6,418)
Discount from face amount of purchased receivables	12	14	29
Program fees paid to funding entities	(10)	(12)	(25)
Servicing fees paid to Service Co. for recordkeeping and collection services	(2)	(2)	(4)
Increase (decrease) in subordinated notes payable	53	195	(28)

Financing/operating cash flows used by (provided to) originator under the program	$287	$33	$(53)

Changes in funding under the program have previously been reported as operating cash flows, and the amended accounting rule requires that the amount of funding under the program as of the January 1, 2010 adoption ($383 million) be reported as a use of operating cash flows and a source of financing cash flows. All changes in funding subsequent to adoption of the amended standard are reported as financing activities.

The program, which expires in October 2013, may be terminated upon the occurrence of a number of specified events, including if the delinquency ratio (delinquent for 31 days) for the sold receivables, the default ratio (delinquent for 91 days or deemed uncollectible), the dilution ratio (reductions for discounts, disputes and other allowances) or the days collection outstanding ratio exceed stated thresholds, and the funding entities do not waive such event of termination. The thresholds apply to the entire portfolio of sold receivables. In addition, the program may be terminated if TXU Receivables Company or Service Co. defaults in any payment with respect to debt in excess of $50,000 in the aggregate for such entities, or if TCEH, any affiliate of TCEH acting as collection agent other than Service Co., any parent guarantor of the originator or the originator shall default in any payment with respect to debt (other than hedging obligations) in excess of $200 million in the aggregate for such entities. As of December 31, 2010, there were no such events of termination.

Upon termination of the program, liquidity would be reduced as collections of sold receivables would be used by TXU Receivables Company to repurchase the undivided interests from the funding entities instead of purchasing new receivables. The level of cash flows would normalize in approximately 16 to 30 days.

Trade Accounts Receivable

	December 31,
	2010	2009
Wholesale and retail trade accounts receivable, including $612 in pledged retail receivables as of December 31, 2010	$1,055	$1,473
Retail accounts receivable sold to TXU Receivables Company	—	(846)
Subordinated notes receivable from TXU Receivables Company	—	463
Allowance for uncollectible accounts	(64)	(81)

Trade accounts receivable — reported in balance sheet	$991	$1,009

Gross trade accounts receivable as of December 31, 2010 and 2009 included unbilled revenues of $297 million and $468 million, respectively.

Allowance for Uncollectible Accounts Receivable

	Year Ended December 31,
	2010	2009	2008
Allowance for uncollectible accounts receivable as of beginning of period	$81	$64	$24
Increase for bad debt expense	108	116	81
Decrease for account write-offs	(125)	(99)	(67)
Charge related to Lehman bankruptcy	—	—	26

Allowance for uncollectible accounts receivable as of end of period	$64	$81	$64

Affiliated Receivables

Receivables from affiliates are measured at historical cost and primarily consist of notes receivable for cash loaned to EFH Corp. for debt principal and interest payments and other general corporate purposes of EFH Corp. TCEH reviews economic conditions, counterparty credit scores and historical payment activity to assess the overall collectability of its affiliated receivables. Notes receivable from EFH Corp. totaled $1.921 billion and $1.406 billion as of December 31, 2010 and 2009, respectively. There were no credit loss allowances as of December 31, 2010 or 2009. See Note 19 for additional information about related party transactions.

8. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-Term Borrowings

As of December 31, 2010, EFCH and its subsidiaries had outstanding short-term borrowings totaling $1.221 billion, which included $1.125 billion under the TCEH Revolving Credit Facility at a weighted average interest rate of 3.8%, excluding certain customary fees, and $96 million under the accounts receivable securitization program discussed in Note 7.

As of December 31, 2009, EFCH and its subsidiaries had outstanding short-term borrowings totaling $953 million at a weighted average interest rate of 3.73%, excluding certain customary fees, at the end of the period. All short-term borrowings were under the TCEH Revolving Credit Facility.

Credit Facilities

EFCH’s (through TCEH) credit facilities with cash borrowing and/or letter of credit availability as of December 31, 2010 are presented below. The facilities are all senior secured facilities.

		As of December 31, 2010
Authorized Borrowers and Facility	Maturity Date	Facility Limit	Letters of Credit	Cash Borrowings	Availability
TCEH Revolving Credit Facility (a)	October 2013	$2,700	$—	$1,125	$1,440
TCEH Letter of Credit Facility (b)	October 2014	1,250	—	1,250	—

Subtotal TCEH		$3,950	$—	$2,375	$1,440

TCEH Commodity Collateral Posting Facility (c)	December 2012	Unlimited	$—	$—	Unlimited

(a)	Facility used for letters of credit and borrowings for general corporate purposes. Borrowings are classified as short-term borrowings. Availability amount includes $94 million of commitments from Lehman that are only available from the fronting banks and the swingline lender and excludes $135 million of requested cash draws that have not been funded by Lehman. All outstanding borrowings under this facility as of December 31, 2010 bear interest at LIBOR plus 3.5%, and a commitment fee is payable quarterly in arrears at a rate per annum equal to 0.50% of the average daily unused portion of the facility.
(b)	Facility used for issuing letters of credit for general corporate purposes, including, but not limited to, providing collateral support under hedging arrangements and other commodity transactions that are not eligible for funding under the TCEH Commodity Collateral Posting Facility. The borrowings under this facility were drawn at the inception of the facility, are classified as long-term debt, and except for $115 million related to a letter of credit drawn in June 2009, have been retained as restricted cash. Letters of credit totaling $874 million issued as of December 31, 2010 are supported by the restricted cash, and the remaining letter of credit availability totals $261 million.
(c)	Revolving facility used to fund cash collateral posting requirements for specified volumes of natural gas hedges totaling approximately 330 million MMBtu as of December 31, 2010. As of December 31, 2010, there were no borrowings under this facility. See “TCEH Senior Secured Facilities” below for additional information.

Long-Term Debt

As of December 31, 2010 and December 31, 2009, long-term debt consisted of the following:

	December 31, 2010	December 31, 2009
TCEH
Pollution Control Revenue Bonds:
Brazos River Authority:
5.400% Fixed Series 1994A due May 1, 2029	$39	$39
7.700% Fixed Series 1999A due April 1, 2033	111	111
6.750% Fixed Series 1999B due September 1, 2034, remarketing date April 1, 2013 (a)	16	16
7.700% Fixed Series 1999C due March 1, 2032	50	50
8.250% Fixed Series 2001A due October 1, 2030	71	71
5.750% Fixed Series 2001C due May 1, 2036, remarketing date November 1, 2011 (a)	217	217
8.250% Fixed Series 2001D-1 due May 1, 2033	171	171
0.320% Floating Series 2001D-2 due May 1, 2033 (b)	97	97
0.310% Floating Taxable Series 2001I due December 1, 2036 (c)	62	62
0.320% Floating Series 2002A due May 1, 2037 (b)	45	45
6.750% Fixed Series 2003A due April 1, 2038, remarketing date April 1, 2013 (a)	44	44
6.300% Fixed Series 2003B due July 1, 2032	39	39
6.750% Fixed Series 2003C due October 1, 2038	52	52
5.400% Fixed Series 2003D due October 1, 2029, remarketing date October 1, 2014 (a)	31	31
5.000% Fixed Series 2006 due March 1, 2041	100	100

Sabine River Authority of Texas:
6.450% Fixed Series 2000A due June 1, 2021	51	51
5.500% Fixed Series 2001A due May 1, 2022, remarketing date November 1, 2011 (a)	91	91
5.750% Fixed Series 2001B due May 1, 2030, remarketing date November 1, 2011 (a)	107	107
5.200% Fixed Series 2001C due May 1, 2028	70	70
5.800% Fixed Series 2003A due July 1, 2022	12	12
6.150% Fixed Series 2003B due August 1, 2022	45	45

Trinity River Authority of Texas:
6.250% Fixed Series 2000A due May 1, 2028	14	14

Unamortized fair value discount related to pollution control revenue bonds (d)	(132)	(147)

Senior Secured Facilities:
3.764% TCEH Initial Term Loan Facility maturing October 10, 2014 (e)(f)(h)	15,915	16,079
3.764% TCEH Delayed Draw Term Loan Facility maturing October 10, 2014 (e)(f)	4,034	4,075
3.761% TCEH Letter of Credit Facility maturing October 10, 2014 (f)	1,250	1,250
0.250% TCEH Commodity Collateral Posting Facility maturing December 31, 2012 (g)	—	—

Other:
10.25% Fixed Senior Notes due November 1, 2015 (h)	2,046	3,000
10.25% Fixed Senior Notes due November 1, 2015, Series B (h)	1,442	2,000
10.50 / 11.25% Senior Toggle Notes due November 1, 2016 (h)	1,406	1,952
15.00% Senior Secured Second Lien Notes due April 1, 2021	336	—
15.00% Senior Secured Second Lien Notes due April 1, 2021, Series B	1,235	—
7.000% Fixed Senior Notes due March 15, 2013	5	5
7.460% Fixed Secured Facility Bonds with amortizing payments through January 2015	42	55
Capital lease obligations	76	153
Other	3	—
Unamortized fair value discount (d)	(2)	(4)

Total TCEH	$29,191	$29,953

	December 31, 2010	December 31, 2009
EFCH (parent entity)
9.580% Fixed Notes due in semiannual installments through December 4, 2019	$46	$51
8.254% Fixed Notes due in quarterly installments through December 31, 2021	46	50
1.087% Floating Rate Junior Subordinated Debentures, Series D due January 30, 2037 (f)	1	1
8.175% Fixed Junior Subordinated Debentures, Series E due January 30, 2037	8	8
Unamortized fair value discount (d)	(10)	(11)

Subtotal	91	99

EFH Corp. debt pushed down (i)
10.875% EFH Corp. Fixed Senior Notes due November 1, 2017	179	915
11.25/12.00% EFH Corp. Senior Toggle Notes due November 1, 2017	285	1,398
9.75% EFH Corp. Fixed Senior Secured Notes due October 15, 2019	58	58
10.00 EFH Corp. Fixed Senior Secured Notes due January 15, 2020	328	—

Subtotal – EFH Corp. debt pushed down	850	2,371

Total EFCH	941	2,470

Total EFCH consolidated	30,132	32,423
Less amount due currently	(658)	(302)
Less amount held by affiliates	(343)	(143)

Total long-term debt	$29,131	$31,978

(a)	These series are in the multiannual interest rate mode and are subject to mandatory tender prior to maturity on the mandatory remarketing date. On such date, the interest rate and interest rate period will be reset for the bonds.
(b)	Interest rates in effect as of December 31, 2010. These series are in a daily interest rate mode and are classified as long-term as they are supported by long-term irrevocable letters of credit.
(c)	Interest rate in effect as of December 31, 2010. This series is in a weekly interest rate mode and is classified as long-term as it is supported by long-term irrevocable letters of credit.
(d)	Amount represents unamortized fair value adjustments recorded under purchase accounting.
(e)	Interest rate swapped to fixed on $15.80 billion principal amount.
(f)	Interest rates in effect as of December 31, 2010.
(g)	Interest rate in effect as of December 31, 2010, excluding a quarterly maintenance fee of approximately $11 million. See “Credit Facilities” above for more information.
(h)	As discussed below and in Note 19, principal amounts of notes/loans totaling $343 million and $143 million as of December 31, 2010 and 2009, respectively, are held by affiliates as a result of debt exchanges completed by EFH Corp. and EFIH in 2009 and 2010.
(i)	Represents 50% of the principal amount of these EFH Corp. securities guaranteed by EFCH and pushed down (pushed-down debt) per the discussion below under “Push Down of EFH Corp. Debt.”

Debt-Related Activity in 2010 — Repayments of long-term debt in 2010 totaling $304 million represented principal payments at scheduled maturity dates as well as other repayments totaling $99 million, principally related to capitalized leases. Payments at scheduled amortization or maturity dates included $164 million repaid under the TCEH Initial Term Loan Facility and $41 million repaid under the TCEH Delayed Draw Term Loan Facility.

During 2010 TCEH issued, through the payment-in-kind (PIK) election discussed under “TCEH Senior Notes” below, $205 million principal amount of its 10.50%/11.25% Senior Toggle Notes due November 2016 (TCEH Toggle Notes) in lieu of making cash interest payments.

2010 Debt Exchanges, Repurchases and Issuances — In 2010, TCEH issued $1.221 billion principal amount of 15% Senior Secured Second Lien Notes due in 2021 in exchange for $1.748 billion principal amount of outstanding TCEH Senior Notes due in 2015 and 2016. TCEH also issued $350 million principal amount of TCEH Secured Second Lien Notes due in 2021 for cash, and used the net proceeds to repurchase $523 million principal amount of TCEH Senior Notes due in 2015 and 2016. Activity related to pushed down debt consisted of the issuance of $561 million principal amount of EFH Corp. 10% Notes due 2020 in an exchange transaction, the issuance of $500 million principal amount of EFH Corp. 10% Notes for cash, of which $95 million has been used to repurchase Merger-related debt, the acquisition in exchange transactions of $3.892 billion of EFH Corp. Senior Notes and Senior Toggle Notes and $194 million in PIK interest on the EFH Corp. Senior Toggle Notes. A discussion of these transactions and a description of the TCEH Secured Second Lien Notes are presented below. Debt issued in exchange for or to repurchase Merger-related debt is considered Merger-related and subject to pushdown (see discussion below under “Push Down of EFH Corp. Debt”).

Transactions completed in the year ended December 31, 2010 related to debt issued by TCEH and pushed down debt were as follows:

•

In November, TCEH and TCEH Finance issued $885 million aggregate principal amount of TCEH 15% Senior Secured Second Lien Notes (Series B) due 2021 in exchange for $850 million aggregate principal amount of TCEH 10.25% Notes and $420 million aggregate principal amount of TCEH Toggle Notes.

•

In October, TCEH and TCEH Finance issued $336 million aggregate principal amount of TCEH 15% Senior Secured Second Lien Notes due 2021 in exchange for $423 million aggregate principal amount of TCEH 10.25% Notes (plus accrued interest paid in cash) and $55 million aggregate principal amount of TCEH Toggle Notes (together, the TCEH Senior Notes).

•

In October, TCEH and TCEH Finance issued $350 million aggregate principal amount of TCEH 15% Senior Secured Second Lien Notes (Series B) due 2021, and used the $343 million of net proceeds to repurchase $240 million principal amount of TCEH 10.25% Notes (including $14 million from EFH Corp.) and $283 million principal amount of TCEH Toggle Notes (including $83 million from EFH Corp.) and paid accrued interest from cash on hand. TCEH paid $53 million of the net proceeds for the TCEH notes held by EFH Corp., which were retired.

•

In a public (registered with the SEC) debt exchange transaction in August, EFIH and EFIH Finance (together, the Issuers) issued $2.180 billion aggregate principal amount of EFIH 10% Notes due 2020 and paid $500 million in cash, plus accrued interest, in exchange for $2.166 billion aggregate principal amount of EFH Corp. Toggle Notes and $1.428 billion aggregate principal amount of EFH Corp. 10.875% Notes (together, the EFH Corp. Senior Notes). As a result of EFIH acquiring these EFH Corp. Senior Notes, they are no longer pushed down to EFCH’s financial statements. (See “Push Down of EFH Corp. Debt” below.)

•

Between April and July, EFH Corp. issued $527 million principal amount of EFH Corp. 10% Notes due 2020 in exchange for $549 million principal amount of EFH Corp. 5.55% Series P Senior Notes (not pushed down to EFCH), $110 million principal amount of EFH Corp. Toggle Notes, $25 million principal amount of EFH Corp. 10.875% Notes, $13 million principal amount of TCEH 10.25% Notes and $17 million principal amount of TCEH Toggle Notes.

•

In March, EFH Corp. issued $34 million principal amount of EFH Corp. 10% Notes due 2020 in exchange for $20 million principal amount of EFH Corp. Toggle Notes and $27 million principal amount of TCEH Toggle Notes.

•

In January, EFH Corp. issued $500 million aggregate principal amount of EFH Corp. 10% Notes due 2020, with the proceeds intended to be used for general corporate purposes including debt exchanges and repurchases. Of the proceeds, $95 million has been used to repurchase Merger-related debt.

•

In addition, from time to time in 2010, EFH Corp. repurchased $124 million principal amount of EFH Corp. Toggle Notes, $19 million principal amount of EFH Corp. 10.875% Notes, $181 million principal amount of TCEH 10.25% Notes, $32 million principal amount of TCEH Toggle Notes and $20 million principal amount of initial term loans under the TCEH Senior Secured Facilities for $252 million in cash plus accrued interest.

•	In May and November 2010, EFH Corp. elected the PIK feature, which increased the principal amount of the EFH Corp. Toggle Notes by $194 million.

The EFH Corp. notes acquired by EFIH and the majority of the TCEH notes and initial term loans under the TCEH Senior Secured Facilities acquired by EFH Corp. are held as investments by EFIH and EFH Corp. All other securities acquired in the above transactions have been cancelled. (See “Push Down of EFH Corp. Debt” below.)

Debt-Related Activity in 2009 — Repayments of long-term debt in 2009 totaling $279 million represented principal payments at scheduled maturity dates as well as other repayments totaling $40 million, principally related to capitalized leases. Payments at scheduled amortization or maturity dates included $165 million repaid under the TCEH Initial Term Loan Facility, $65 million repaid under a TCEH promissory note and $9 million repaid under the TCEH Delayed Draw Term Loan Facility.

Increases in long-term debt during 2009 totaling $522 million consisted of increased borrowings under the TCEH Delayed Draw Term Loan Facility, which was fully drawn as of July 2009, to fund expenditures related to construction of new generation facilities and environmental upgrades of existing lignite/coal-fueled generation facilities. In addition, long-term debt increased as a result of TCEH increasing, through the PIK election, the principal amount of the TCEH Toggle Notes by $202 million in lieu of making cash interest payments.

2009 Debt Exchanges — In November 2009, EFH Corp., EFIH and EFIH Finance completed debt exchange transactions, which resulted in the issuance of $115 million principal amount of 9.75% Senior Secured Notes due 2019 by EFH Corp. (the EFH Corp. 9.75% Notes) and $141 million principal amount of notes by EFIH and EFIH Finance (not pushed down to EFCH) in exchange for $169 million principal amount of EFH Corp. 10.875% Notes, $12 million principal amount of EFH Corp. Toggle Notes, $143 million principal amount of TCEH 10.25% Notes and $33 million principal amount of other EFH Corp. debt (not pushed down to EFCH).

Maturities — Long-term debt maturities as of December 31, 2010 are as follows:

Year
2011	$644
2012	231
2013	289
2014	20,626
2015	3,505
Thereafter (a)	4,905
Unamortized fair value premium	—
Unamortized fair value discount (b)	(144)
Capital lease obligations	76

Total	$30,132

(a)	Long-term debt maturities for EFCH (parent entity), including pushed down debt, total $9 million, $10 million, $11 million, $12 million, $13 million and $896 million for 2011, 2012, 2013, 2014, 2015 and thereafter, respectively.
(b)	Unamortized fair value discount for EFCH (parent entity) totals $(10) million.

Push Down of EFH Corp. Debt — Merger-related debt of EFH Corp. and its subsidiaries consists of debt issued or existing at the time of the Merger. Debt issued in exchange for Merger-related debt is considered Merger-related. Debt issuances are considered Merger-related debt to the extent the proceeds are used to repurchase Merger-related debt. Merger-related debt of EFH Corp. (parent) that is fully and unconditionally guaranteed on a joint and several basis by EFCH and EFIH is subject to push down in accordance with SEC Staff Accounting Bulletin (SAB) Topic 5-J, and as a result, a portion of such debt and related interest expense is reflected in the financial statements of EFCH. Merger-related debt of EFH Corp. held as an investment by its subsidiaries is not subject to push down.

The amount reflected on EFCH’s balance sheet represents 50% of the EFH Corp. Merger-related debt it has guaranteed. This percentage reflects the fact that at the time of the Merger, the equity investments of EFCH and EFIH in their respective operating subsidiaries were essentially equal amounts. Because payment of principal and interest on the notes is the responsibility of EFH Corp., EFCH records the settlement of such amounts as noncash capital contributions from EFH Corp.

The Merger-related debt of EFH Corp. subject to push down due to the guarantee by EFCH and EFIH totaled $1.701 billion as of December 31, 2010 and consisted of:

•

$656 million principal amount of EFH Corp. 10% Notes issued in 2010 (includes $561 million principal amount issued in exchange for EFH Corp. and TCEH Merger-related debt and $95 million representing proceeds from an issuance used to repurchase EFH Corp. Merger-related debt);

•	$571 million principal amount of EFH Corp. Toggle Notes (includes $194 million issued in 2010 as PIK interest);

•	$359 million principal amount of 10.875% Notes, and

•	$115 million principal amount of EFH Corp. 9.75% Notes.

EFCH’s balance sheet as of December 31, 2010 reflects 50% of these amounts. In addition to the $1.701 billion principal amount of debt subject to push down, EFCH and EFIH have guaranteed (fully and unconditionally on a joint and several basis) EFH Corp. debt that is not Merger-related, which as of December 31, 2010 consisted of $405 million principal amount of EFH Corp. 10% Notes. EFH Corp. Senior Notes totaling $3.724 billion principal amount that are held by EFIH as an investment are also guaranteed (fully and unconditionally on a joint and several basis) by EFCH and EFIH.

The EFCH guarantee of the Merger-related debt is not secured, and the EFIH guarantee of the EFH Corp. Senior Notes is not secured. The EFIH guarantee of the EFH Corp. 10% and 9.75% Notes is secured by EFIH’s pledge of 100% of the membership interests and other investments it owns in Oncor Holdings (the EFIH Collateral). The guarantees are the general senior obligation of each guarantor and rank equally in right of payment with all existing and future senior indebtedness of each guarantor. The guarantees will be effectively subordinated to all secured indebtedness of each guarantor secured by assets other than the EFIH Collateral to the extent of the value of the assets securing such indebtedness and will be structurally subordinated to any existing and future indebtedness and liabilities of EFH Corp.’s subsidiaries that are not guarantors.

TCEH Senior Secured Facilities — The applicable rate on borrowings under the TCEH Initial Term Loan Facility, the TCEH Delayed Draw Term Loan Facility, the TCEH Revolving Credit Facility and the TCEH Letter of Credit Facility as of December 31, 2010 is provided in the long-term debt table and in the discussion of short-term borrowings above and reflects LIBOR-based borrowings. These borrowings totaled $22.324 billion as of December 31, 2010, including $20 million held by EFH Corp. as a result of debt repurchases.

In August 2009, the TCEH Senior Secured Facilities were amended to reduce the existing first lien capacity under the TCEH Senior Secured Facilities by $1.25 billion in exchange for the ability for TCEH to issue up to an additional $4 billion of secured notes or loans ranking junior to TCEH’s first lien obligations, provided that:

•	such notes or loans mature later than the latest maturity date of any of the initial term loans under the TCEH Senior Secured Facilities, and

•

any net cash proceeds from any such issuances are used (i) in exchange for, or to refinance, repay, retire, refund or replace indebtedness of TCEH or (ii) to acquire, directly or indirectly, all or substantially all of the property and assets or business of another person or to finance the purchase price, cost of design, acquisition, construction, repair, restoration, replacement, expansion, installation or improvement of certain fixed or capital assets.

In addition, the amended facilities permit TCEH to, among other things:

•

issue new secured notes or loans, which may include, in each case, debt secured on a pari passu basis with the obligations under the TCEH Senior Secured Facilities, so long as, in each case, among other things, the net cash proceeds from any such issuance are used to prepay certain loans under the TCEH Senior Secured Facilities at par;

•

upon making an offer to all lenders within a particular series, agree with lenders of that series to extend the maturity of their term loans or extend or refinance their revolving credit commitments under the TCEH Senior Secured Facilities, and pay increased interest rates or otherwise modify the terms of their loans or revolving commitments in connection with such an extension, and

•

exclude from the financial maintenance covenant under the TCEH Senior Secured Facilities any new debt issued that ranks junior to TCEH’s first lien obligations under the TCEH Senior Secured Facilities.

Under the terms of the TCEH Senior Secured Facilities, the commitments of the lenders to make loans to TCEH are several and not joint. Accordingly, if any lender fails to make loans to TCEH, TCEH’s available liquidity could be reduced by an amount up to the aggregate amount of such lender’s commitments under the TCEH Senior Secured Facilities.

The TCEH Senior Secured Facilities are unconditionally guaranteed jointly and severally on a senior secured basis by EFCH, and subject to certain exceptions, each existing and future direct or indirect wholly-owned US restricted subsidiary of TCEH. The TCEH Senior Secured Facilities, including the guarantees thereof, certain commodity hedging transactions and the interest rate swaps described under “TCEH Interest Rate Swap Transactions” below are secured by (a) substantially all of the current and future assets of TCEH and TCEH’s subsidiaries who are guarantors of such facilities and (b) pledges of the capital stock of TCEH and certain current and future direct or indirect subsidiaries of TCEH.

The TCEH Initial Term Loan Facility is required to be repaid in equal quarterly installments in an aggregate annual amount equal to 1% of the original principal amount of such facility ($41 million quarterly), with the balance payable in October 2014. The TCEH Delayed Draw Term Loan Facility is required to be repaid in equal quarterly installments in an aggregate annual amount equal to 1% of the actual principal outstanding under such facility as of December 2009 ($10 million quarterly), with the balance payable in October 2014. Amounts borrowed under the TCEH Revolving Facility may be reborrowed from time to time until October 2013. The TCEH Letter of Credit Facility and TCEH Commodity Collateral Posting Facility will mature in October 2014 and December 2012, respectively.

The TCEH Senior Secured Facilities contain customary negative covenants that, among other things, restrict, subject to certain exceptions, TCEH and its restricted subsidiaries’ ability to:

•	incur additional debt;

•	create additional liens;

•	enter into mergers and consolidations;

•	sell or otherwise dispose of assets;

•	make dividends, redemptions or other distributions in respect of capital stock;

•	make acquisitions, investments, loans and advances, and

•	pay or modify certain subordinated and other material debt.

In addition, the TCEH Senior Secured Facilities contain a maintenance covenant that prohibits TCEH and its restricted subsidiaries from exceeding a maximum consolidated secured leverage ratio and to observe certain customary reporting requirements and other affirmative covenants.

The TCEH Senior Secured Facilities contain certain customary events of default for senior leveraged acquisition financings, the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments.

TCEH 15% Senior Secured Second Lien Notes — The TCEH 15% Senior Secured Second Lien Notes and the TCEH 15% Senior Secured Second Lien Notes (Series B) (collectively, the TCEH Senior Secured Second Lien Notes) mature in April 2021, with interest payable in cash quarterly in arrears on January 1, April 1, July 1 and October 1, beginning January 1, 2011, at a fixed rate of 15% per annum. The notes are unconditionally guaranteed on a joint and several basis by EFCH and, subject to certain exceptions, each subsidiary of TCEH (collectively, the Guarantors). The notes are secured, on a second-priority basis, by security interests in all of the assets of TCEH, and the guarantees (other than the guarantee of EFCH) are secured on a second-priority basis by all of the assets and equity interests of all of the Guarantors other than EFCH (collectively, the Subsidiary Guarantors), in each case, to the extent such assets and security interests secure obligations under the TCEH Senior Secured Credit Facilities on a first-priority basis (the TCEH Collateral), subject to certain exceptions (including the elimination of the pledge of equity interests of any subsidiary Guarantor to the extent that separate financial statements would be required to be filed with the SEC for such subsidiary Guarantor under Rule 3-16 of Regulation S-X) and permitted liens. The guarantee from EFCH is not secured.

As of December 31, 2010, there were $1.571 billion total principal amount of TCEH Senior Secured Second Lien Notes. The TCEH Senior Secured Second Lien Notes are a senior obligation and rank equally in right of payment with all senior indebtedness of TCEH, are senior in right of payment to all existing or future unsecured debt of TCEH to the extent of the value of the TCEH Collateral (after taking into account any first-priority liens on the TCEH Collateral) and are senior in right of payment to any future subordinated debt of TCEH. These notes are effectively subordinated to TCEH’s obligations under the TCEH Senior Secured Credit Facilities and TCEH’s commodity and interest rate hedges that are secured by a first-priority lien on the TCEH Collateral and any future obligations subject to first-priority liens on the TCEH Collateral, to the extent of the value of the TCEH Collateral, and to all secured obligations of TCEH that are secured by assets other than the TCEH Collateral, to the extent of the value of the assets securing such obligations.

The guarantees of the TCEH Senior Secured Second Lien Notes by the Subsidiary Guarantors are effectively senior to any unsecured debt of the Subsidiary Guarantors to the extent of the value of the TCEH Collateral (after taking into account any first-priority liens on the TCEH Collateral). These guarantees are effectively subordinated to all debt of the Subsidiary Guarantors secured by the TCEH Collateral on a first-priority basis or that is secured by assets that are not part of the TCEH Collateral, to the extent of the value of the collateral securing that debt. EFCH’s guarantee ranks equally with its unsecured debt (including debt it guarantees on an unsecured basis) and is effectively subordinated to any of its secured debt to the extent of the value of the collateral securing that debt.

The indenture for the TCEH Senior Secured Second Lien Notes contains a number of covenants that, among other things, restrict, subject to certain exceptions, TCEH’s and its restricted subsidiaries’ ability to:

•	make restricted payments, including certain investments;

•	incur debt and issue preferred stock;

•	create liens;

•	enter into mergers or consolidations;

•	sell or otherwise dispose of certain assets, and

•	engage in certain transactions with affiliates.

The indenture also contains customary events of default, including, among others, failure to pay principal or interest on the notes when due. In general, all of the series of TCEH Senior Secured Second Lien Notes vote together as a single class. As a result, if certain events of default occur under the indenture, the trustee or the holders of at least 30% of aggregate principal amount of all outstanding TCEH Senior Secured Second Lien Notes may declare the principal amount on all such notes to be due and payable immediately.

Until October 1, 2013, TCEH may redeem, with the net cash proceeds of certain equity offerings, up to 35% of the aggregate principal amount of each series of the TCEH Senior Secured Second Lien Notes from time to time at a redemption price of 115.00% of the aggregate principal amount of the notes being redeemed, plus accrued interest. TCEH may redeem each series of the notes at any time prior to October 1, 2015 at a price equal to 100% of their principal amount, plus accrued interest and the applicable premium as defined in the indenture. TCEH may also redeem each series of the notes, in whole or in part, at any time on or after October 1, 2015, at specified redemption prices, plus accrued interest. Upon the occurrence of a change of control (as described in the indenture), TCEH must offer to repurchase each series of the notes at 101% of their principal amount, plus accrued interest.

The TCEH Senior Secured Second Lien Notes were issued in private placements and have not been registered under the Securities Act. TCEH has agreed to use its commercially reasonable efforts to register with the SEC notes having substantially identical terms as the TCEH Senior Secured Second Lien Notes (except for provisions relating to transfer restrictions and payment of additional interest) as part of an offer to exchange freely tradable exchange notes for the TCEH Senior Secured Second Lien Notes unless such notes meet certain transferability conditions (as described in the related registration rights agreement). If the registration statement has not been filed and declared effective within 365 days after the original issue date (a Registration Default), the annual interest rate on the notes will increase by 25 basis points for the first 90-day period during which a Registration Default continues, and thereafter the annual interest rate on the notes will increase by 50 basis points for the remaining period during which the Registration Default continues. If the Registration Default is cured, the interest rate on the notes will revert to the original level.

TCEH Senior Notes — The TCEH 10.25% Notes mature in November 2015, with interest payable in cash semi-annually in arrears on May 1 and November 1 at a fixed rate of 10.25% per annum. The TCEH Toggle Notes mature in November 2016, with interest payable semi-annually in arrears on May 1 and November 1 at a fixed rate of 10.50% per annum for cash interest and at a fixed rate of 11.25% per annum for PIK Interest. For any interest period until November 2012, TCEH may elect to pay interest on the notes (i) entirely in cash; (ii) by increasing the principal amount of the notes or by issuing new TCEH Toggle Notes (PIK Interest); or (iii) 50% in cash and 50% in PIK Interest. Once TCEH makes a PIK election, the election is valid for each succeeding interest payment period until TCEH revokes the election.

The TCEH 10.25% and Toggle Notes (collectively, the TCEH Senior Notes) had a total principal amount as of December 31, 2010 of $4.893 billion (including $323 million principal amount held by EFH Corp. and EFIH) and are fully and unconditionally guaranteed on a joint and several unsecured basis by TCEH’s direct parent, EFCH (which owns 100% of TCEH and its subsidiary guarantors), and by each subsidiary that guarantees the TCEH Senior Secured Facilities.

TCEH may redeem the TCEH 10.25% Notes and TCEH Toggle Notes at any time prior to November 1, 2011 and 2012, respectively, at a price equal to 100% of their principal amount, plus accrued and unpaid interest and the applicable premium as defined in the indenture. TCEH may redeem the TCEH 10.25% Notes and TCEH Toggle Notes, in whole or in part, at any time on or after November 1, 2011 and 2012, respectively, at specified redemption prices, plus accrued and unpaid interest, if any. Upon the occurrence of a change of control of EFCH or TCEH, TCEH must offer to repurchase the TCEH Senior Notes at 101% of their principal amount, plus accrued and unpaid interest, if any.

The indenture for the TCEH Senior Notes contains a number of covenants that, among other things, restrict, subject to certain exceptions, TCEH’s and its restricted subsidiaries’ ability to:

•	make restricted payments;

•	incur debt and issue preferred stock;

•	create liens;

•	enter into mergers or consolidations;

•	sell or otherwise dispose of certain assets and

•	engage in certain transactions with affiliates.

The indenture also contains customary events of default, including, among others, failure to pay principal or interest on the notes when due. If certain events of default occur and are continuing under the indenture, the trustee or the holders of at least 30% in principal amount of the notes may declare the principal amount on the notes to be due and payable immediately.

Intercreditor Agreement — In October 2007, TCEH entered into an intercreditor agreement with Citibank, N.A. and five secured commodity hedge counterparties (the Secured Commodity Hedge Counterparties). In connection with the August 2009 amendment to the TCEH Secured Facilities described above, the intercreditor agreement was amended and restated (as amended and restated, the Intercreditor Agreement) to take into account, among other things, the possibility that TCEH could issue notes and/or loans secured by collateral (other than the collateral that secures the TCEH Senior Secured Facilities) that ranks on parity with, or junior to, TCEH’s existing first lien obligations under the TCEH Senior Secured Facilities. The Intercreditor Agreement provides that the lien granted to the Secured Commodity Hedge Counterparties will rank pari passu with the lien granted with respect to the collateral of the secured parties under the TCEH Senior Secured Facilities. The Intercreditor Agreement also provides that the Secured Commodity Hedge Counterparties will be entitled to share, on a pro rata basis, in the proceeds of any liquidation of such collateral in connection with a foreclosure on such collateral in an amount provided in the TCEH Senior Secured Facilities. The Intercreditor Agreement also provides that the Secured Commodity Hedge Counterparties will have voting rights with respect to any amendment or waiver of any provision of the Intercreditor Agreement that changes the priority of the Secured Commodity Hedge Counterparties’ lien on such collateral relative to the priority of lien granted to the secured parties under the TCEH Senior Secured Facilities or the priority of payments to the Secured Commodity Hedge Counterparties upon a foreclosure and liquidation of such collateral relative to the priority of the lien granted to the secured parties under the TCEH Senior Secured Facilities.

Second Lien Intercreditor Agreement — In October 2010, TCEH entered into a second lien intercreditor agreement (the Second Lien Intercreditor Agreement) with Citibank, N.A., as senior collateral agent, and The Bank of New York Mellon Trust Company, N.A., as initial second priority representative. The Second Lien Intercreditor Agreement provides that liens on the collateral that secure the obligations under the TCEH Senior Secured Facilities, the obligations of the Secured Commodity Hedge Counterparties and any other obligations which are permitted to be secured on a pari passu basis therewith (collectively, the First Lien Obligations) will rank prior to the liens on such collateral securing the obligations under the TCEH Senior Secured Second Lien Notes, and any other obligations which are permitted to be secured on a pari passu basis (collectively, the Second Lien Obligations). The Second Lien Intercreditor Agreement provides that the holders of the First Lien Obligations will be entitled to the proceeds of any liquidation of such collateral in connection with a foreclosure on such collateral until paid in full, and that the holders of the Second Lien Obligations will not be entitled to receive any such proceeds until the First Lien Obligations have been paid in full. The Second Lien Intercreditor Agreement also provides that the holders of the First Lien Obligations will control enforcement actions with respect to such collateral, and the holders of the Second Lien Obligations will not be entitled to commence any such enforcement actions, with limited exceptions. The Second Lien Intercreditor Agreement also provides that releases of the liens on the collateral by the holders of the First Lien Obligations will automatically require that the liens on such collateral by the holders of the Second Lien Obligations be automatically released, and that amendments, waivers or consents with respect to any of the collateral documents in connection with the First Lien Obligations apply automatically to any comparable provision of the collateral documents in connection with the Second Lien Obligations.

TCEH Interest Rate Swap Transactions — As of December 31, 2010, TCEH has entered into interest rate swap transactions pursuant to which payment of the floating interest rates on an aggregate of $15.80 billion principal amount of senior secured term loans of TCEH were exchanged for interest payments at fixed rates of between 7.3% and 8.3% on debt maturing from 2011 to 2014. Swaps related to an aggregate $500 million principal amount of debt expired in 2010, and no interest rate swap transactions were entered into in 2010. Interest rate swaps on an aggregate of $15.05 billion were being accounted for as cash flow hedges related to variable interest rate cash flows until August 29, 2008, at which time these swaps were dedesignated as cash flow hedges as a result of the intent to change the variable interest rate terms of the hedged debt (from three-month LIBOR to one-month LIBOR) in connection with the planned execution of interest rate basis swaps (discussed immediately below) to further reduce the fixed borrowing costs. Based on the fair value of the positions, the cumulative unrealized mark-to-market net losses related to these interest rate swaps totaled $431 million (pre-tax) at the dedesignation date and was recorded in accumulated other comprehensive income. This balance is being reclassified into net income as interest on the hedged debt is reflected in net income.

As of December 31, 2010, TCEH has entered into interest rate basis swap transactions pursuant to which payments at floating interest rates of three-month LIBOR on an aggregate of $15.20 billion principal amount of senior secured term loans of TCEH were exchanged for floating interest rates of one-month LIBOR plus spreads ranging from 0.0625% to 0.2055%. These transactions include swaps entered into in the year ended December 31, 2010 related to an aggregate $2.55 billion principal amount of TCEH senior secured term loans. Swaps related to an aggregate $3.60 billion principal amount of TCEH senior secured term loans expired in 2010.

The interest rate swap counterparties are proportionately secured by the same collateral package granted to the lenders under the TCEH Senior Secured Facilities. Changes in the fair value of such swaps are being reported in the income statement in interest expense and related charges, and such unrealized mark-to-market value changes totaled $207 million in net losses in the year ended December 31, 2010 and $696 million in net gains in the year ended December 31, 2009. The cumulative unrealized mark-to-market net liability related to the swaps totaled $1.419 billion as of December 31, 2010, of which $105 million (pre-tax) was reported in accumulated other comprehensive income.

See Note 13 for discussion of collateral investments in 2009 related to certain of these interest rate swaps.

9. COMMITMENTS AND CONTINGENCIES

Contractual Commitments

As of December 31, 2010, EFCH had noncancellable commitments under energy-related contracts, leases and other agreements as follows:

	Coal purchase agreements and coal transportation agreements	Pipeline transportation and storage reservation fees	Capacity payments under power purchase agreements (a)	Nuclear Fuel Contracts	Water Rights Contracts
2011	$473	$35	$63	$183	$9
2012	366	28	3	195	9
2013	334	—	—	123	8
2014	306	—	—	114	8
2015	—	—	—	164	8
Thereafter	—	—	—	736	56

Total	$1,479	$63	$66	$1,515	$98

(a)	On the basis of current expectations of demand from electricity customers as compared with capacity and take-or-pay payments, management does not consider it likely that any material payments will become due for electricity not taken beyond capacity payments.

Expenditures under EFCH’s coal purchase and coal transportation agreements totaled $445 million, $316 million and $268 million for the years ended December 31, 2010, 2009 and 2008, respectively.

As of December 31, 2010, future minimum lease payments under both capital leases and operating leases are as follows:

	Capital Leases	Operating Leases (a)
2011	$16	$40
2012	18	41
2013	12	41
2014	7	39
2015	5	40
Thereafter	38	234

Total future minimum lease payments	96	$435

Less amounts representing interest	20

Present value of future minimum lease payments	76
Less current portion	13

Long-term capital lease obligation	$63

(a)	Includes operating leases with initial or remaining noncancellable lease terms in excess of one year.

Rent reported as operating costs, fuel costs and SG&A expenses totaled $89 million, $68 million and $73 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Commitment to Fund Demand Side Management Initiatives

In connection with the Merger, Texas Holdings committed to spend $100 million over the five-year period ending December 31, 2012 on demand side management or other energy efficiency initiatives. As of December 31, 2010, EFCH had spent 39% of this commitment, which is expected to be funded by EFH Corp. or EFCH.

Guarantees

EFCH has entered into contracts that contain guarantees to unaffiliated parties that could require performance or payment under certain conditions. Material guarantees are discussed below.

Residual value guarantees in operating leases — Subsidiaries of EFCH are the lessee under various operating leases that guarantee the residual values of the leased assets. As of December 31, 2010, the aggregate maximum amount of residual values guaranteed was $13 million with an estimated residual recovery of $13 million. These leased assets consist primarily of rail cars. The average life of the residual value guarantees under the lease portfolio is approximately six years.

See Note 8 for discussion of guarantees and security for certain of EFCH’s debt, as well as EFCH guarantees of EFH Corp. debt.

Letters of Credit

As of December 31, 2010, TCEH had outstanding letters of credit under its credit facilities totaling $874 million as follows:

•	$473 million to support risk management and trading margin requirements in the normal course of business, including over-the-counter hedging transactions and collateral postings with ERCOT;

•

$208 million to support floating rate pollution control revenue bond debt with an aggregate principal amount of $204 million (the letters of credit are available to fund the payment of such debt obligations and expire in 2014);

•	$73 million to support TCEH’s REP financial requirements with the PUCT, and

•	$120 million for miscellaneous credit support requirements.

Litigation Related to Generation Facilities

In November 2010, an administrative appeal challenging the decision of the TCEQ to renew and amend Oak Grove Management Company LLC’s (Oak Grove) (a wholly-owned subsidiary of TCEH) Texas Pollutant Discharge Elimination System (TPDES) permit related to water discharges was filed by Robertson County: Our Land, Our Lives and Roy Henrichson in the Travis County, Texas District Court. Plaintiffs seek a reversal of the TCEQ’s order and a remand back to the TCEQ for further proceedings. In addition to this administrative appeal, in November 2010, two other petitions were filed in Travis County, Texas District Court by Sustainable Energy and Economic Development Coalition and Paul and Lisa Rolke, respectively, who were non-parties to the administrative hearing before the State Office of Administrative Hearings, challenging the TCEQ’s decision to renew and amend Oak Grove’s TPDES permit and asking the District Court to remand the matter to the TCEQ for further proceedings. Although EFCH cannot predict the outcome of these proceedings, EFCH believes that the renewal and amendment of the Oak Grove TPDES permit are protective of the environment and that the application for and the processing of Oak Grove’s TPDES permit renewal and amendment by the TCEQ were in accordance with applicable law. There can be no assurance that the outcome of these matters would not result in an adverse impact on EFCH’s financial condition, results of operations or liquidity.

In September 2010, the Sierra Club filed a lawsuit in the US District Court for the Eastern District of Texas (Texarkana Division) against EFH Corp. and Luminant Generation Company LLC (a wholly-owned subsidiary of TCEH) for alleged violations of the Clean Air Act at Luminant’s Martin Lake generation facility. While EFCH is unable to estimate any possible loss or predict the outcome of the litigation, EFCH believes that the Sierra Club’s claims are without merit, and EFCH intends to vigorously defend this litigation. In addition, in February 2010, the Sierra Club informed Luminant that it may sue Luminant, after the expiration of a 60-day waiting period, for allegedly violating federal Clean Air Act provisions in connection with Luminant’s Big Brown generation facility. Subsequently, in December 2010, Sierra Club informed Luminant that it may sue Luminant, after the expiration of a 60-day waiting period, for allegedly violating federal Clean Air Act provisions in connection with Luminant’s Monticello generation facility. EFCH cannot predict whether the Sierra Club will actually file suit or the outcome of any resulting proceedings.

Regulatory Reviews

In June 2008, the EPA issued a request for information to TCEH under the EPA’s authority under Section 114 of the Clean Air Act. The stated purpose of the request is to obtain information necessary to determine compliance with the Clean Air Act, including New Source Review Standards and air permits issued by the TCEQ for the Big Brown, Monticello and Martin Lake generation facilities. Historically, as the EPA has pursued its New Source Review enforcement initiative, companies that have received a large and broad request under Section 114, such as the request received by TCEH, have in many instances subsequently received a notice of violation from the EPA, which has in some cases progressed to litigation or settlement. The company is cooperating with the EPA and is responding in good faith to the EPA’s request, but is unable to predict the outcome of this matter.

Other Proceedings

In addition to the above, EFCH is involved in various other legal and administrative proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect on its financial condition, results of operations or liquidity.

Labor Contracts

Certain personnel engaged in TCEH activities are represented by labor unions and covered by collective bargaining agreements with varying expiration dates. In November 2010, new one-year labor agreements were reached covering bargaining unit personnel engaged in lignite-fueled generation operations (excluding Sandow), lignite mining operations (excluding Three Oaks) and natural gas-fueled generation operations. In October 2010, new two-year labor agreements were reached covering bargaining unit personnel engaged in the Sandow lignite-fueled generation operations and the Three Oaks lignite mining operations. In August 2010, a new three-year labor agreement was reached covering bargaining unit personnel engaged in nuclear-fueled generation operations. EFCH does not expect any changes in collective bargaining agreements to have a material effect on its results of operations, liquidity or financial condition.

Environmental Contingencies

The federal Clean Air Act, as amended (Clean Air Act) includes provisions which, among other things, place limits on SO2 and NOx emissions produced by electricity generation plants. The capital requirements of the company have not been significantly affected by the requirements of the Clean Air Act. In addition, all air pollution control provisions of the 1999 Restructuring Legislation have been satisfied.

EFCH must comply with environmental laws and regulations applicable to the handling and disposal of hazardous waste. EFCH believes that its is in compliance with current environmental laws and regulations; however, the impact, if any, of changes to existing regulations or the implementation of new regulations is not determinable and could materially and adversely affect EFCH’s financial condition, results of operations and liquidity.

The costs to comply with environmental regulations can be significantly affected by the following external events or conditions:

•	enactment of state or federal regulations regarding CO2 and other greenhouse gas emissions;

•

other changes to existing state or federal regulation regarding air quality, water quality, control of toxic substances and hazardous and solid wastes, and other environmental matters, including revisions to CAIR currently being developed by the EPA as a result of court rulings discussed in Note 2 and revisions to the federal Clean Air Mercury Rule (CAMR) also being developed by the EPA as a result of similar court rulings, and

•	the identification of sites requiring clean-up or the filing of other complaints in which EFCH or its subsidiaries may be asserted to be potential responsible parties.

Nuclear Insurance

Nuclear insurance includes liability coverage, property damage, decontamination and premature decommissioning coverage and accidental outage and/or extra expense coverage. The liability coverage is governed by the Price-Anderson Act (Act), while the property damage, decontamination and premature decommissioning coverage are promulgated by the rules and regulations of the NRC. EFCH intends to maintain insurance against nuclear risks as long as such insurance is available. The company is self-insured to the extent that losses (i) are within the policy deductibles, (ii) are not covered per policy exclusions, terms and limitations, (iii) exceed the amount of insurance maintained, or (iv) are not covered due to lack of insurance availability. Such losses could have a material adverse effect on EFCH’s financial condition and results of operations and liquidity.

With regard to liability coverage, the Act provides financial protection for the public in the event of a significant nuclear generation plant incident. The Act sets the statutory limit of public liability for a single nuclear incident at $12.5 billion and requires nuclear generation plant operators to provide financial protection for this amount. The US Congress could impose revenue-raising measures on the nuclear industry to pay claims exceeding the $12.5 billion limit for a single incident mandated by the Act. As required, the company provides this financial protection for a nuclear incident at Comanche Peak resulting in public bodily injury and property damage through a combination of private insurance and industry-wide retrospective payment plans. As the first layer of financial protection, the company has $375 million of liability insurance from American Nuclear Insurers (ANI), which provides such insurance on behalf of a major stock insurance company pool, Nuclear Energy Liability Insurance Association. The second layer of financial protection is provided under an industry-wide retrospective payment program called Secondary Financial Protection (SFP).

Under the SFP, in the event of an incident at any nuclear generation plant in the US, each operating licensed reactor in the US is subject to an assessment of up to $117.5 million plus a 3% insurance premium tax, subject to increases for inflation every five years. Assessments are limited to $17.5 million per operating licensed reactor per year per incident. The company’s maximum potential assessment under the industry retrospective plan would be $235 million (excluding taxes) per incident but no more than $35 million in any one year for each incident. The potential assessment is triggered by a nuclear liability loss in excess of $375 million per accident at any nuclear facility. The SFP and liability coverage are not subject to any deductibles.

With respect to nuclear decontamination and property damage insurance, the NRC requires that nuclear generation plant license-holders maintain at least $1.06 billion of such insurance and require the proceeds thereof to be used to place a plant in a safe and stable condition, to decontaminate it pursuant to a plan submitted to and approved by the NRC before the proceeds can be used for plant repair or restoration or to provide for premature decommissioning. The company maintains nuclear decontamination and property damage insurance for Comanche Peak in the amount of $2.25 billion (subject to $5 million deductible per accident), above which the company is self-insured. This insurance coverage consists of a primary layer of coverage of $500 million provided by Nuclear Electric Insurance Limited (NEIL), a nuclear electric utility industry mutual insurance company and $1.40 billion of premature decommissioning coverage also provided by NEIL. The European Mutual Association for Nuclear Insurance provides additional insurance limits of $350 million in excess of NEIL’s $1.9 billion coverage.

The company maintains Accidental Outage Insurance through NEIL to cover the additional costs of obtaining replacement electricity from another source if one or both of the units at Comanche Peak are out of service for more than twelve weeks as a result of covered direct physical damage. The coverage provides for weekly payments of $3.5 million for the first fifty-two weeks and $2.8 million for the next 110 weeks for each outage, respectively, after the initial twelve-week waiting period. The total maximum coverage is $490 million per unit. The coverage amounts applicable to each unit will be reduced to 80% if both units are out of service at the same time as a result of the same accident.

If NEIL’s losses exceeded its reserves for the applicable coverage, potential assessments in the form of a retrospective premium call could be made up to ten times annual premiums. The company maintains insurance coverage against these potential retrospective premium calls.

Also, under the NEIL policies, if there were multiple terrorism losses occurring within a one-year time frame, NEIL would make available one industry aggregate limit of $3.2 billion plus any amounts it recovers from other sources up to the limits for each claimant. If terrorism losses occurred beyond the one-year period, a new set of limits and resources would apply.

10. SHAREHOLDERS’ EQUITY

Cash Distributions to Parent

EFCH paid no cash distributions to EFH Corp. in 2010, 2009 or 2008.

Dividend Restrictions

There are no restrictions on EFCH’s ability to use its retained earnings or net income to make distributions on its equity. However, EFCH relies on distributions or loans from TCEH to meet its cash requirements, including funding of dividends. The TCEH Senior Secured Facilities generally restrict TCEH from making any cash distribution to any of its parent companies for the ultimate purpose of making a cash dividend on their common stock unless at the time, and after giving effect to such distribution, TCEH’s consolidated total debt (as defined in the TCEH Senior Secured Facilities) to Adjusted EBITDA would be equal to or less than 6.5 to 1.0. As of December 31, 2010, that ratio was 7.9 to 1.0.

In addition, the TCEH Senior Secured Facilities and indentures governing the TCEH Senior Notes and TCEH Senior Secured Second Lien Notes generally restrict TCEH’s ability to make distributions or loans to any of its parent companies, EFCH and EFH Corp., unless such distributions or loans are expressly permitted under the TCEH Senior Secured Facilities and the indentures governing the TCEH Senior Notes and TCEH Senior Secured Second Lien Notes. Those agreements generally permit TCEH to make unlimited distributions or loans to its parent companies for corporate overhead costs, SG&A expenses, taxes and principal and interest payments. In addition, those agreements contain certain investment and dividend baskets that would allow TCEH to make additional distributions and/or loans to its parent companies up to the amount of such baskets. As of December 31, 2010 and 2009, EFH Corp. demand notes payable to TCEH totaled $1.921 billion and $1.406 billion, respectively, of which $916 million and $416 million, respectively, was related to principal and interest payments. Such principal and interest amounts are guaranteed by EFCH and EFIH on a pari passu basis with their guarantees of the EFH Corp. Senior Notes; the remaining balance of the demand notes is not guaranteed.

In addition, under applicable law, EFCH would be prohibited from paying any dividend to the extent that immediately following payment of such dividend, there would be no statutory surplus or the company would be insolvent.

See Note 17 for discussion of stock-based compensation.

Noncontrolling Interests

In connection with the filing of a combined operating license application with the NRC for two new nuclear generation units, in January 2009, TCEH and Mitsubishi Heavy Industries Ltd. (MHI) formed a joint venture, CPNPC, to further the development of the two new nuclear generation units using MHI’s US–Advanced Pressurized Water Reactor technology. Under the terms of the joint venture agreement, a subsidiary of TCEH owns an 88% interest in the venture and a subsidiary of MHI owns a 12% interest. This joint venture is a variable interest entity, and a subsidiary of TCEH is considered the primary beneficiary (see Note 18).

Debt Pushed Down from EFH Corp.

See Note 1 for discussion of noncash contributions from EFH Corp. related to debt pushed down from EFH Corp. in accordance with SEC SAB Topic 5-J.

11. FAIR VALUE MEASUREMENTS

Accounting standards related to the determination of fair value define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. EFCH uses a “mid-market” valuation convention (the mid-point price between bid and ask prices) as a practical expedient to measure fair value for the majority of its assets and liabilities subject to fair value measurement on a recurring basis. EFCH primarily uses the market approach for recurring fair value measurements and uses valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs.

EFCH categorizes its assets and liabilities recorded at fair value based upon the following fair value hierarchy:

•

Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. EFCH’s Level 1 assets and liabilities include exchange traded commodity contracts. For example, a significant number of EFCH’s derivatives are NYMEX futures and swaps transacted through clearing brokers for which prices are actively quoted.

•

Level 2 valuations use inputs, in the absence of actively quoted market prices, that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical or similar assets or liabilities in markets that are not active, (c) inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves observable at commonly quoted intervals and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. EFCH’s Level 2 valuations utilize over-the-counter broker quotes, quoted prices for similar assets or liabilities that are corroborated by correlations or other mathematical means and other valuation inputs. For example, EFCH’s Level 2 assets and liabilities include forward commodity positions at locations for which over-the-counter broker quotes are available.

•

Level 3 valuations use unobservable inputs for the asset or liability. Unobservable inputs are used to the extent observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. EFCH uses the most meaningful information available from the market combined with internally developed valuation methodologies to develop its best estimate of fair value. For example, EFCH’s Level 3 assets and liabilities include certain derivatives whose values are derived from pricing models that utilize multiple inputs to the valuations, including inputs that are not observable or easily corroborated through other means.

EFCH utilizes several different valuation techniques to measure the fair value of assets and liabilities, relying primarily on the market approach of using prices and other market information for identical and/or comparable assets and liabilities for those items that are measured on a recurring basis. These methods include, among others, the use of broker quotes and statistical relationships between different price curves.

In utilizing broker quotes, EFCH attempts to obtain multiple quotes from brokers that are active in the commodity markets in which it participates (and requires at least one quote from two brokers to determine a pricing input as observable); however, not all pricing inputs are quoted by brokers. The number of broker quotes received for certain pricing inputs varies depending on the depth of the trading market, each individual broker’s publication policy, recent trading volume trends and various other factors. In addition, for valuation of interest rate swaps, EFCH uses a combination of dealer provided market valuations (generally non-binding) and Bloomberg valuations based on month-end interest rate curves and standard rate swap valuation models.

Certain derivatives and financial instruments are valued utilizing option pricing models that take into consideration multiple inputs including commodity prices, volatility factors, discount rates and other inputs. Additionally, when there is not a sufficient amount of observable market data, valuation models are developed that incorporate proprietary views of market factors. Those valuation models are generally used in developing long-term forward price curves for certain commodities. EFCH believes the development of such curves is consistent with industry practice; however, the fair value measurements resulting from such curves are classified as Level 3.

With respect to amounts presented in the following fair value hierarchy tables, the fair value measurement of an asset or liability (e.g., a contract) is required to fall in its entirety in one level, based on the lowest level input that is significant to the fair value measurement. Certain assets and liabilities would be classified in Level 2 instead of Level 3 of the hierarchy except for the effects of credit reserves and non-performance risk adjustments, respectively. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability being measured.

As of December 31, 2010, assets and liabilities measured at fair value on a recurring basis consisted of the following:

	Level 1	Level 2	Level 3 (a)	Reclassification (b)	Total
Assets:
Commodity contracts	$727	$3,575	$401	$2	$4,705
Interest rate swaps	—	6	—	—	6
Nuclear decommissioning trust — equity securities (c)	192	121	—	—	313
Nuclear decommissioning trust — debt securities (c)	—	223	—	—	223

Total assets	$919	$3,925	$401	$2	$5,247

Liabilities:
Commodity contracts	$875	$672	$59	$2	$1,608
Interest rate swaps	—	1,425	—	—	1,425

Total liabilities	$875	$2,097	$59	$2	$3,033

(a)	Level 3 assets and liabilities consist primarily of a complex wind generation purchase contract, certain natural gas positions (collars) in the long-term hedging program and certain power transactions valued at illiquid pricing locations as discussed below.
(b)	Represents the effects of reclassification of the assets and liabilities to conform to the balance sheet presentation of current and long-term assets and liabilities.
(c)	The nuclear decommissioning trust investment is included in the investments line on the balance sheet. See Note 14.

In conjunction with ERCOT’s transition to a nodal wholesale market structure effective December 2010, EFCH has entered (and expects to increasingly enter) into certain derivative transactions that are valued at illiquid pricing locations (unobservable inputs), thus requiring classification as Level 3 assets or liabilities. As the nodal market matures and more transactions and pricing information becomes available for these pricing locations, EFCH expects more of the valuation inputs to become observable.

As of December 31, 2009, assets and liabilities measured at fair value on a recurring basis consisted of the following:

	Level 1	Level 2	Level 3 (a)	Reclassification(b)	Total
Assets:
Commodity contracts	$918	$2,588	$350	$4	$3,860
Interest rate swaps	—	12	—	—	12
Nuclear decommissioning trust — equity securities (c)	154	105	—	—	259
Nuclear decommissioning trust — debt securities (c)	—	216	—	—	216

Total assets	$1,072	$2,921	$350	$4	$4,347

Liabilities:
Commodity contracts	$1,077	$796	$269	$4	$2,146
Interest rate swaps	—	1,224	—	—	1,224

Total liabilities	$1,077	$2,020	$269	$4	$3,370

(a)	Level 3 assets and liabilities consist primarily of complex long-term power purchase and sales agreements, including long-term wind generation purchase contracts and certain natural gas positions (collars) in the long-term hedging program.
(b)	Represents the effects of reclassification of the assets and liabilities to conform to the balance sheet presentation of current and long-term assets and liabilities.
(c)	The nuclear decommissioning trust investment is included in the investments line on the balance sheet. See Note 14.

Commodity contracts consist primarily of natural gas, electricity, fuel oil and coal derivative instruments entered into for hedging purposes and include physical contracts that have not been designated “normal” purchases or sales. See Note 13 for further discussion regarding the company’s use of derivative instruments.

Interest rate swaps include variable-to-fixed rate swap instruments that are economic hedges of interest on long-term debt as well as interest rate basis swaps designed to effectively reduce the hedged borrowing costs. See Note 8 for discussion of interest rate swaps.

Nuclear decommissioning trust assets represent securities held for the purpose of funding the future retirement and decommissioning of the nuclear generation units. These investments include equity, debt and other fixed-income securities consistent with investment rules established by the NRC and the PUCT.

There were no significant transfers between the levels of the fair value hierarchy for the year ended December 31, 2010.

The following table presents the changes in fair value of the Level 3 assets and liabilities (all related to commodity contracts) for the years ended December 31, 2010, 2009 and 2008:

	Year Ended December 31,
	2010	2009	2008
Balance as of beginning of period	$81	$(72)	$(173)
Total realized and unrealized gains (losses) (a):
Included in net income (loss)	266	115	(5)
Included in other comprehensive income (loss)	—	(30)	—
Purchases, sales, issuances and settlements (net) (b)	26	51	(13)
Transfers into Level 3 (c)	(12)	2	70
Transfers out of Level 3 (c)	(19)	15	49

Balance as of end of period	$342	$81	$(72)

Net change in unrealized gains (losses) included in net income relating to instruments held as of end of period	$111	$105	$87

(a)	In 2008 and 2009, substantially all changes in values of commodity contracts are reported in the income statement in net gain from commodity hedging and trading activities. In 2010, net gains of $150 million are reported in net gain from commodity hedging and trading activities and a gain of $116 million on the termination of a long term power sales contract is reported in other income in the income statement.
(b)	Settlements represent reversals of unrealized mark-to-market valuations of these positions previously recognized in net income. Purchases and issuances reflect option premiums paid or received.
(c)	Includes transfers due to changes in the observability of significant inputs. For 2010, in accordance with new accounting guidance issued by the FASB in January 2010, transfers in and out occur at the end of each quarter, which is when the assessments are performed. Prior period transfers in were assumed to transfer in at the beginning of the quarter and transfers out at the end of the quarter.

12. FAIR VALUE OF NONDERIVATIVE FINANCIAL INSTRUMENTS

The carrying amounts and related estimated fair values of significant nonderivative financial instruments as of December 31, 2010 and 2009 attributable to EFCH (including 50% of the EFH Corp. Merger-related debt) were as follows:

	December 31, 2010		December 31, 2009
	Carrying Amount	Fair Value (a)	Carrying Amount	Fair Value (a)

On balance sheet liabilities:
Long-term debt (including current maturities) (b)	$30,056	$22,437	$32,270	$25,885

Off balance sheet liabilities:
Financial guarantees	$—	$9	$—	$6

(a)	Fair value determined in accordance with accounting standards related to the determination of fair value.
(b)	Excludes capital leases.

See Notes 11 and 13 for discussion of accounting for financial instruments that are derivatives.

13. COMMODITY AND OTHER DERIVATIVE CONTRACTUAL ASSETS AND LIABILITIES

Strategic Use of Derivatives

EFCH enters into physical and financial derivative instruments, such as options, swaps, futures and forward contracts, primarily to manage commodity price risk and interest rate risk exposure. EFCH’s principal activities involving derivatives consist of a long-term commodity hedging program and the hedging of interest costs on its long-term debt. See Note 11 for a discussion of the fair value of all derivatives.

Long-Term Hedging Program — TCEH has a long-term hedging program designed to reduce exposure to changes in future electricity prices due to changes in the price of natural gas, thereby hedging future revenues from electricity sales and related cash flows. In ERCOT, the wholesale price of electricity is largely correlated to the price of natural gas. Under the program, TCEH has entered into market transactions involving natural gas-related financial instruments and has sold forward natural gas through 2014. These transactions are intended to hedge a majority of electricity price exposure related to expected baseload generation for this period. Changes in the fair value of the instruments under the long-term hedging program are reported in the income statement in net gain (loss) from commodity hedging and trading activities.

Interest Rate Swap Transactions — Interest rate swap agreements are used to reduce exposure to interest rate changes by converting floating-rate debt to fixed rates, thereby hedging future interest costs and related cash flows. Interest rate basis swaps are used to effectively reduce the hedged borrowing costs. Changes in the fair value of the swaps are recorded as unrealized gains and losses in interest expense and related charges. See Note 8 for additional information about interest rate swap agreements.

Other Commodity Hedging and Trading Activity — In addition to the long-term hedging program, TCEH enters into derivatives, including electricity, natural gas, fuel oil and coal instruments, generally for shorter-term hedging purposes. To a limited extent, TCEH also enters into derivative transactions for proprietary trading purposes, principally in natural gas and electricity markets.

Financial Statement Effects of Derivatives

Substantially all commodity and other derivative contractual assets and liabilities arise from mark-to-market accounting consistent with accounting standards related to derivative instruments and hedging activities. The following tables provide detail of commodity and other derivative contractual assets and liabilities (with the columns representing the net positions of the contracts) as reported in the balance sheets as of December 31, 2010 and 2009:

	December 31, 2010
	Derivative assets		Derivative liabilities
	Commodity contracts	Interest rate swaps	Commodity contracts	Interest rate swaps	Total
Current assets	$2,637	$3	$—	$—	$2,640
Noncurrent assets	2,068	3	—	—	2,071
Current liabilities	(2)	—	(1,542)	(620)	(2,164)
Noncurrent liabilities	—	—	(64)	(805)	(869)

Net assets (liabilities)	$4,703	$6	$(1,606)	$(1,425)	$1,678

	December 31, 2009
	Derivative assets		Derivative liabilities
	Commodity contracts	Interest rate swaps	Commodity contracts	Interest rate swaps	Total
Current assets	$2,327	$8	$4	$—	$2,339
Noncurrent assets	1,529	4	—	—	1,533
Current liabilities	—	—	(1,705)	(605)	(2,310)
Noncurrent liabilities	—	—	(441)	(619)	(1,060)

Net assets (liabilities)	$3,856	$12	$(2,142)	$(1,224)	$502

As of December 31, 2010 and 2009, there were no derivative positions accounted for as cash flow or fair value hedges.

Margin deposits that contractually offset these derivative instruments are reported separately in the balance sheet and totaled $479 million and $358 million in net liabilities as of December 31, 2010 and 2009, respectively, which do not include the collateral investments related to certain interest rate swaps and commodity positions discussed immediately below. Reported amounts as presented in the above table do not reflect netting of assets and liabilities with the same counterparties under existing netting arrangements. This presentation can result in significant volatility in derivative assets and liabilities because EFCH may enter into offsetting positions with the same counterparties, resulting in both assets and liabilities, and the underlying commodity prices can change significantly from period to period.

In 2009, EFH Corp. and TCEH entered into collateral funding transactions with counterparties to certain interest rate swap agreements related to TCEH debt. Under the terms of these transactions, which the companies elected to enter into as a cash management measure, as of December 31, 2009, EFH Corp. (parent) had posted $400 million in cash and TCEH had posted $65 million in letters of credit to the counterparties, with the outstanding balance of such collateral earning interest. TCEH had also entered into commodity hedging transactions with one of these counterparties, and under an arrangement effective August 2009, both the interest rate swaps and certain of the commodity hedging transactions with the counterparty are under the same derivative agreement, which continues to be secured by a first-lien interest in the assets of TCEH. In accordance with the agreements, the counterparties returned the collateral, along with accrued interest, on March 31, 2010.

The following table presents the pre-tax effect on net income of derivatives not under hedge accounting, including realized and unrealized effects:

	Year Ended December 31,
Derivative (Income statement presentation)	2010	2009
Commodity contracts (Net gain from commodity hedging and trading activities)	$2,162	$1,741
Commodity contracts (Other income) (a)	116	—
Interest rate swaps (Interest expense and related charges)	(880)	12

Net gain	$1,398	$1,753

(a)	Represents a gain on termination of a long-term power sales contract (see Note 6).

Amounts reported in the income statement in net gain from commodity hedging and trading activities include net “day one” mark-to-market gains of $5 million in the year ended December 31, 2010 and net “day one” mark-to-market losses of $2 million and $68 million in the years ended December 31, 2009 and 2008, respectively. Substantially all of these losses arose from a related series of derivative transactions entered into under the long-term hedging program.

The following table presents the pre-tax effect on net income and other comprehensive income (OCI) of derivative instruments previously accounted for as cash flow hedges:

	Amount of loss recognized in OCI (effective portion)		Income statement presentation of loss reclassified from accumulated OCI into income (effective portion)
	Year Ended December 31,			Year Ended December 31,
Derivative	2010	2009		2010	2009
Interest rate swaps	$—	$—	Interest expense and related charges	$(87)	$(183)
			Depreciation and amortization	(2)	—
Commodity contracts	—	(30)	Fuel, purchased power costs and delivery fees	—	(16)

			Operating revenues	(1)	(2)

Total	$—	$(30)		$(90)	$(201)

There were no transactions designated as cash flow hedges during the year ended December 31, 2010. There were no ineffectiveness net gains or losses related to transactions designated as cash flow hedges in the year ended December 31, 2009.

Accumulated other comprehensive income related to cash flow hedges as of December 31, 2010 and 2009 totaled $68 million and $127 million in net losses (after-tax), respectively, substantially all of which relates to interest rate swaps. EFCH expects that $19 million of net losses related to cash flow hedges included in accumulated other comprehensive income as of December 31, 2010 will be reclassified into net income during the next twelve months as the related hedged transactions affect net income.

Derivative Volumes

The following table presents the gross notional amounts of derivative volumes as of December 31, 2010 and 2009:

	December 31,
	2010	2009
Derivative type	Notional Volume		Unit of Measure
Interest rate swaps:
Floating/fixed	$15,800	$16,300	Million US dollars
Basis	$15,200	$16,250	Million US dollars
Natural gas:
Long-term hedge forward sales and purchases (a)	2,681	3,402	Million MMBtu
Locational basis swaps	1,092	1,010	Million MMBtu
All other	887	1,433	Million MMBtu
Electricity	143,776	198,230	GWh
Congestion Revenue Rights (b)	15,782	—	GWh
Coal	6	6	Million tons
Fuel oil	109	161	Million gallons

(a)	Represents gross notional forward sales, purchases and options of fixed and basis (price point) transactions in the long-term hedging program. The net amount of these transactions, excluding basis transactions, was 1.0 billion MMBtu and 1.6 billion MMBtu as of December 31, 2010 and 2009, respectively.
(b)	Represents gross forward sales and purchases associated with instruments used to hedge price differences between settlement points in the new nodal wholesale market design implemented by ERCOT.

Credit Risk-Related Contingent Features of Derivatives

The agreements that govern EFCH’s derivative instrument transactions may contain certain credit risk-related contingent features that could trigger liquidity requirements in the form of cash collateral, letters of credit or some other form of credit enhancement. Certain of those agreements require the posting of collateral if TCEH’s credit rating is downgraded by one or more credit rating agency; however, due to TCEH’s credit ratings being below investment grade, substantially all of such collateral posting requirements are already effective.

As of December 31, 2010 and 2009, the fair value of liabilities related to derivative instruments under agreements with credit risk-related contingent features that were not fully cash collateralized totaled $408 million and $687 million, respectively. The liquidity exposure associated with these liabilities was reduced by cash and letter of credit postings with the counterparties totaling $65 million and $152 million as of December 31, 2010 and 2009, respectively. If all the credit risk-related contingent features related to these derivatives had been triggered, including cross default provisions, as of December 31, 2010 and 2009, the remaining related liquidity requirement would have totaled $18 million and $20 million, respectively, after reduction for net accounts receivable and derivative assets under netting arrangements.

In addition, certain derivative agreements that are collateralized primarily with asset liens include indebtedness cross-default provisions that could result in the settlement of such contracts if there were a failure under other financing arrangements to meet payment terms or to comply with other covenants that could result in the acceleration of such indebtedness. As of December 31, 2010 and 2009, the fair value of derivative liabilities subject to such cross-default provisions, largely related to interest rate swaps, totaled $1.747 billion and $1.400 billion, respectively, (before consideration of the amount of assets under the liens). No cash collateral or letters of credit were posted with these counterparties as of December 31, 2010 to reduce the liquidity exposure, but $489 million of such collateral was posted as of December 31, 2009, with the decline reflecting the return of collateral from counterparties to certain interest rate swaps related to TCEH debt as discussed above in this note. If all the credit risk-related contingent features related to these derivatives, including amounts related to cross-default provisions, had been triggered as of December 31, 2010 and 2009, the remaining related liquidity requirement would have totaled $647 million and $450 million, respectively, after reduction for derivative assets under netting arrangements (before consideration of the amount of assets under the liens). See Note 8 to Financial Statements for a description of other obligations that are supported by asset liens.

As discussed immediately above, the aggregate fair values of liabilities under derivative agreements with credit risk-related contingent features, including cross-default provisions, totaled $2.155 billion and $2.087 billion as of December 31, 2010 and 2009, respectively. This amount is before consideration of cash and letter of credit collateral posted, net accounts receivable and derivative assets under netting arrangements and assets under related liens.

Some commodity derivative contracts contain credit risk-related contingent features that do not provide for specific amounts to be posted if the features are triggered. These provisions include material adverse change, performance assurance, and other clauses that generally provide counterparties with the right to request additional credit enhancements. The amounts disclosed above exclude credit risk-related contingent features that do not provide for specific amounts or exposure calculations.

Concentrations of Credit Risk Related to Derivatives

TCEH has significant concentrations of credit risk with the counterparties to its derivative contracts. As of December 31, 2010, total credit risk exposure to all counterparties related to derivative contracts totaled $4.9 billion (including associated accounts receivable). The net exposure to those counterparties totaled $1.8 billion as of December 31, 2010 after taking into effect master netting arrangements, setoff provisions and collateral. The net exposure, assuming setoff provisions in the event of default across all EFH Corp. consolidated subsidiaries, totaled $1.6 billion. As of December 31, 2010, the credit risk exposure to the banking and financial sector represented 95% of the total credit risk exposure, a significant amount of which is related to the long-term hedging program, and the largest net exposure to a single counterparty totaled approximately $800 million. Exposure to the banking and financial sector counterparties is considered to be within an acceptable level of risk tolerance because substantially all of this exposure is with counterparties with credit ratings of “A” or better. However, this concentration increases the risk that a default by any of these counterparties would have a material adverse effect on EFCH’s financial condition, results of operations and liquidity.

The transactions with these counterparties contain certain provisions that would require the counterparties to post collateral in the event of a material downgrade in their credit rating. EFCH maintains credit risk policies with regard to its counterparties to minimize overall credit risk. These policies specify authorized risk mitigation tools including, but not limited to, use of standardized master netting contracts and agreements that allow for netting of positive and negative exposures associated with a single counterparty. Credit enhancements such as parent guarantees, letters of credit, surety bonds, liens on assets and margin deposits are also utilized. Prospective material adverse changes in the payment history or financial condition of a counterparty or downgrade of its credit quality result in the reassessment of the credit limit with that counterparty. The process can result in the subsequent reduction of the credit limit or a request for additional financial assurances. An event of default by one or more counterparties could subsequently result in termination-related settlement payments that reduce available liquidity if amounts are owed to the counterparties related to the derivative contracts or delays in receipts of expected settlements if the counterparties owe amounts to EFCH.

14. INVESTMENTS

The investments balance consists of the following:

	December 31, 2010	December 31, 2009

Nuclear decommissioning trust	$536	$475
Assets related to employee benefit plans, including employee savings programs, net of distributions	17	18
Land	41	41
Investment in natural gas gathering pipeline business (a)	—	44
Investment in unconsolidated affiliate	5	10
Miscellaneous other	3	3

Total investments	$602	$591

(a)	A controlling interest in this previously consolidated subsidiary was sold in August 2009, and the remaining interests were sold in June 2010.

Nuclear Decommissioning Trust

Investments in a trust that will be used to fund the costs to decommission the Comanche Peak nuclear generation plant are carried at fair value. Decommissioning costs are being recovered from Oncor’s customers as a delivery fee surcharge over the life of the plant and deposited in the trust fund. Net gains and losses on investments in the trust fund are offset by a corresponding change in receivables from/payables due to Oncor, reflecting changes in Oncor’s regulatory asset/liability. A summary of investments in the fund follows:

	December 31, 2010
	Cost (a)	Unrealized gain	Unrealized loss	Fair market value
Debt securities (b)	$221	$6	$(4)	$223
Equity securities (c)	213	115	(15)	313

Total	$434	$121	$(19)	$536

	December 31, 2009
	Cost (a)	Unrealized gain	Unrealized loss	Fair market value
Debt securities (b)	$211	$8	$(3)	$216
Equity securities (c)	195	83	(19)	259

Total	$406	$91	$(22)	$475

(a)	Includes realized gains and losses of securities sold.
(b)	The investment objective for debt securities is to invest in a diversified tax efficient portfolio with an overall portfolio rating of AA or above as graded by S&P or Aa2 by Moody’s. The debt securities are heavily weighted with municipal bonds. The debt securities had an average coupon rate of 4.61% and 4.44% and an average maturity of 8.8 years and 7.8 years as of December 31, 2010 and 2009, respectively.
(c)	The investment objective for equity securities is to invest tax efficiently and to match the performance of the S&P 500 Index.

Debt securities held as of December 31, 2010 mature as follows: $76 million in one to five years, $52 million in five to ten years and $95 million after ten years.

The following table summarizes proceeds from sales of available-for-sale securities and the related realized gains and losses from such sales.

	Year Ended December 31,
	2010	2009	2008
Realized gains	$1	$1	$1
Realized losses	(2)	(6)	(4)
Proceeds from sale of securities	974	3,064	1,623

Assets Related to Employee Benefit Plans

The majority of these assets represent cash surrender values of life insurance policies that are purchased to fund liabilities under deferred compensation plans. EFH Corp. pays the premiums and is the beneficiary of these life insurance policies. As of December 31, 2010 and 2009, the face amount of these policies allocated to subsidiaries of EFCH totaled $46 million and $25 million, and the net cash surrender values totaled $16 million and $12 million, respectively. Changes in cash surrender value are netted against premiums paid. Other investment assets held to satisfy deferred compensation liabilities are recorded at fair value.

15. TERMINATION OF OUTSOURCING ARRANGEMENTS

In connection with the closing of the Merger, EFH Corp. and TCEH commenced a review, under the change of control provisions, of certain outsourcing arrangements with Capgemini, Capgemini America, Inc. and Capgemini North America, Inc. (collectively, CgE). In 2008, EFH Corp. and TCEH executed a Separation Agreement with CgE. Simultaneous with the execution of that Separation Agreement, Oncor entered into a substantially similar Separation Agreement with CgE. The Separation Agreements principally provide for (i) notice of termination of each of the Master Framework Agreements, dated as of May 17, 2004, as each has been amended, between Capgemini and each of TCEH and Oncor and the related service agreements under each of the Master Framework Agreements and (ii) termination of the joint venture arrangements between EFH Corp. (and its applicable subsidiaries) and CgE. Under the Master Framework Agreements and related services agreements, Capgemini provided to EFCH and its subsidiaries outsourced support services, including information technology, customer care and billing, human resources, procurement and certain finance and accounting activities. As a result, during 2008:

•

EFH Corp. received approximately $70 million in exchange for the termination of a purchase option agreement pursuant to which subsidiaries of EFH Corp. had the right to “put” to Capgemini (and Capgemini had the right to “call” from a subsidiary of EFH Corp.) EFH Corp.’s 2.9% limited partnership interest in Capgemini and the licensed assets upon the expiration of the Master Framework Agreements in 2014 or, in some circumstances, earlier. TCEH received $41 million of such proceeds reflecting its share of the put option value.

•

The parties entered into a mutual release of all claims under the Master Framework Agreement and related services agreements subject to certain defined exceptions, and EFH Corp. received $10 million in settlement of such claims. TCEH received $5.6 million of such proceeds.

The carrying value of TCEH’s share of the purchase option was $98 million prior to the application of purchase accounting (recorded as a noncurrent asset). The effects of the termination of the outsourcing arrangements, including an accrued liability of $38 million for incremental costs to exit and transition the services, were included in the final purchase price allocation.

The following table summarizes the changes to the exit liability:

Liability for exit activities as of January 1, 2009	$38
Payments recorded against liability	(24)
Other adjustments to the liability (a)	(11)

Liability for exit activities as of December 31, 2009	$3

Payments recorded against liability	(1)
Other adjustments to the liability (a)	(2)

Liability for exit activities as of December 31, 2010	$—

(a)	Represents reversal of exit liabilities due primarily to a shorter than expected outsourcing services transition period.

16. PENSION AND OTHER POSTRETIREMENT EMPLOYEE BENEFITS (OPEB) PLANS

Pension Plan

Subsidiaries of EFCH are participating employers in the EFH Retirement Plan (Retirement Plan), a defined benefit pension plan sponsored by EFH Corp. The Retirement Plan is a qualified pension plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (Code) and is subject to the provisions of ERISA. All benefits are funded by the participating employers. The Retirement Plan provides benefits to participants under one of two formulas: (i) a Cash Balance Formula under which participants earn monthly contribution credits based on their compensation and a combination of their age and years of service, plus monthly interest credits or (ii) a Traditional Retirement Plan Formula based on years of service and the average earnings of the three years of highest earnings. The interest component of the Cash Balance Formula is variable and is determined using the yield on 30-year Treasury bonds. Under the Cash Balance Formula, future increases in earnings will not apply to prior service costs.

Effective October 1, 2007, all new employees, with the exception of employees hired by Oncor, are not eligible to participate in the Retirement Plan. It is EFH Corp.’s policy to fund the plans on a current basis to the extent deductible under existing federal tax regulations.

Subsidiaries of EFCH also participate in EFH Corp.’s supplemental unfunded retirement plans for certain employees whose retirement benefits cannot fully be earned under the qualified Retirement Plan, the information for which is included below.

Other Postretirement Employee Benefit (OPEB) Plan

Subsidiaries of EFCH participate with EFH Corp. and certain other affiliated subsidiaries of EFH Corp. to offer OPEB in the form of health care and life insurance to eligible employees and their eligible dependents upon the retirement of such employees. For employees retiring on or after January 1, 2002, the retiree contributions required for such coverage vary based on a formula depending on the retiree’s age and years of service.

Pension and OPEB Costs Recognized as Expense

The following details net pension and OPEB costs recognized as expense.

	Year Ended December 31,
	2010	2009	2008
Pension costs	$28	$13	$6
OPEB costs	11	9	8

Total benefit costs recognized as expense	$39	$22	$14

EFH Corp. uses the calculated value method to determine the market-related value of the assets held in trust. EFH Corp. includes the realized and unrealized gains or losses in the market-related value of assets over a rolling four-year period. Each year, 25% of such gains and losses for the current year and for each of the preceding three years is included in the market-related value. Each year, the market-related value of assets is increased for contributions to the plan and investment income and is decreased for benefit payments and expenses for that year.

The pension and OPEB amounts provided represent allocations to EFCH of amounts related to EFH Corp.’s plans.

EFCH has not been allocated any overfunded asset or underfunded liability related to its participation in EFH Corp.’s pension and OPEB plans.

Regulatory Recovery of Pension and OPEB Costs

PURA provides for the recovery by Oncor of pension and OPEB costs for all applicable former employees of the regulated predecessor integrated electric utility. These costs are associated with Oncor’s active and retired employees as well as active and retired personnel engaged in TCEH’s activities, related to their service prior to the deregulation and disaggregation of EFH Corp.’s business effective January 1, 2002. Accordingly, Oncor and TCEH entered into an agreement whereby Oncor assumed responsibility for applicable pension and OPEB costs related to those personnel.

Assumed Discount Rate

The discount rate reflected in both net pension and OPEB costs is 5.90%, respectively, for the year ended December 31, 2010, 6.90% and 6.85%, respectively, for the year ended December 31, 2009 and 6.55% for the year ended December 31, 2008. The expected rate of return on plan assets reflected in the 2010 cost amounts is 8.00% for the pension plan and 7.60% for other postretirement benefits.

Pension and OPEB Plan Cash Contributions

Pension plan contributions were $422 thousand, $19 million and $1 million in 2010, 2009 and 2008, respectively. OPEB plan contributions were $885 thousand, $662 thousand and $196 thousand in 2010, 2009 and 2008, respectively. Estimated funding to EFH Corp. in 2011 for the pension and OPEB plans totals $473 thousand and $2 million, respectively.

Thrift Plan

Employees of EFCH may participate in a qualified savings plan, the EFH Thrift Plan (Thrift Plan). This plan is a participant-directed defined contribution plan intended to qualify under Section 401(a) of the Code, and is subject to the provisions of ERISA. Under the terms of the Thrift Plan, employees who do not earn more than the IRS threshold compensation limit used to determine highly compensated employees may contribute, through pre-tax salary deferrals and/or after-tax payroll deductions, the lesser of 75% of their regular salary or wages or the maximum amount permitted under applicable law. Employees who earn more than such threshold may contribute from 1% to 16% of their regular salary or wages. Employer matching contributions are also made in an amount equal to 100% of the first 6% of employee contributions for employees who are covered under the Cash Balance Formula of the Retirement Plan, and 75% of the first 6% of employee contributions for employees who are covered under the Traditional Retirement Plan Formula of the Retirement Plan. Employer matching contributions are made in cash and may be allocated by participants to any of the plan’s investment options. Contributions by EFCH to the Thrift Plan totaled $17 million, $16 million and $14 million for the years ended December 31, 2010, 2009 and 2008, respectively.

17. STOCK-BASED COMPENSATION

In December 2007, EFH Corp. established the 2007 Stock Incentive Plan for Key Employees of EFH Corp. and its Affiliates (2007 SIP). EFCH bears the costs of EFH Corp.’s 2007 SIP for applicable management personnel engaged in its business activities. Incentive awards under the 2007 SIP may be granted to directors and officers and qualified managerial employees of EFH Corp. or its subsidiaries or affiliates in the form of non-qualified stock options, stock appreciation rights, restricted shares, deferred shares, shares of common stock, the opportunity to purchase shares of common stock and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of EFH Corp.’s shares of common stock.

Stock Options — Under the terms of the 2007 SIP, options to purchase 0.2 million, 9.0 million and 14.7 million shares of EFH Corp. common stock were granted to certain EFCH management employees in 2010, 2009 and 2008, respectively. Of the options granted in 2009, 6.3 million were granted in exchange for previously granted options. Vested awards must be exercised within 10 years of the grant date. The options initially provided the holder the right to purchase EFH Corp. common stock for $5.00 per share. The terms of the options were fixed at grant date. The stock option awards under the 2007 SIP consist of three types of stock options. One-half of the options initially granted vest solely based upon continued employment over a specific period of time, generally five years, with the options vesting ratably on an annual basis over the period (Time-Based Options). One-half of the options initially granted vest based upon both continued employment and the achievement of targeted five-year EFH Corp. EBITDA levels (Performance-Based Options). The Performance-Based Options may also vest in part or in full upon the occurrence of certain specified liquidity events. All options remain exercisable for ten years from the date of grant. Prior to vesting, expenses are recorded if the achievement of the EBITDA levels is probable, and amounts recorded are adjusted or reversed if the probability of achievement of such levels changes. Probability of vesting is evaluated at least each quarter.

In October 2009, in consideration of the recent economic dislocation and the desire to provide incentives for retention, grantees of Performance-Based Options (excluding named executive officers and a small group of other employees) were provided an offer, which substantially all accepted, to exchange their unvested Performance-Based Options granted under the 2007 SIP with a strike price of $5.00 per share and a vesting schedule through October 2012 for new time-based stock options (Cliff-Vesting Options) granted under the 2007 SIP with a strike price of $3.50 per share (the then most recent market valuation of each share), with one-half of these options vesting in September 2012 and one-half of these options vesting in September 2014. Additionally, 2.0 million Cliff-Vesting Options were granted to certain named executive officers and a small group of other employees under the 2007 SIP with a strike price of $3.50 per share, vesting in September 2014. Substantially all of this group of employees also accepted an offer to exchange half of their unvested Performance-Based Options under the 2007 SIP with a strike price of $5.00 per share and a vesting schedule through December 2012 for new time-based stock options granted under the 2007 SIP with a strike price of $3.50 per share, vesting in September 2014.

In December 2010, in consideration of the desire to enhance retention incentives, EFH Corp. offered employee grantees of all stock options (excluding named executive officers and a limited number of other employees) the right to exchange their vested and unvested options for restricted stock units (at a ratio of two options for each stock unit). The restricted stock units vest as common shares of EFH Corp. in September 2014. The exchange offer is expected to close in late February 2011.

The fair value of all options granted was estimated using the Black-Scholes option pricing model and the assumptions noted in the table below. Since EFH Corp. is a private company, expected volatility is based on actual historical experience of comparable publicly-traded companies for a term corresponding to the expected life of the options. The expected life represents the period of time that options granted are expected to be outstanding and is calculated using the simplified method prescribed by the SEC Staff Accounting Bulletin No. 107. The simplified method was used since EFH Corp. does not have stock option history upon which to base the estimate of the expected life and data for similar companies was not reasonably available. The risk-free rate is based on the US Treasury security with terms equal to the expected life of the option as of the grant date.

The weighted average grant-date fair value of the Time-Based Options granted in 2010, 2009 and 2008 was $1.36, $1.32 and $1.92 per option, respectively. The weighted-average grant-date fair value of the Performance-Based Options granted in 2009 and 2008 ranged from $1.16 to $1.42 and $1.72 to $2.25, respectively, depending upon the performance period. There were no Performance-Based Options granted in 2010.

Assumptions supporting the fair values were as follows:

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Assumptions	Time-Based Options			Performance-Based Options
Expected volatility	35%	30%	30% – 33%	N/A	30%	30% – 33%
Expected annual dividend	—	—	—	N/A	—	—
Expected life (in years)	6.8	6.4 – 7.4	6.0 – 6.5	N/A	5.6 – 7.6	5.0 – 7.3
Risk-free rate	2.99%	2.54% – 3.14%	1.51% – 3.41%	N/A	2.51% – 3.25%	1.35% – 3.57%

Compensation expense for Time-Based Options is based on the grant-date fair value and recognized over the vesting period as employees perform services. During 2010, 2009 and 2008, $6.9 million, $4.6 million and $5.8 million, respectively, was recognized by EFCH for Time-Based Options, essentially all to expense.

As of December 31, 2010, there was approximately $15.6 million of unrecognized compensation expense related to nonvested Time-Based Options, which is expected to be recognized ratably over a weighted-average period of approximately three to five years.

A summary of Time-Based Options activity is presented below:

	Year Ended December 31, 2010
Options	Options (millions)	Weighted Average Exercise Price	Aggregate Intrinsic Value (millions)
Total outstanding as of beginning of period	20.0	$4.34	$—
Granted	0.2	2.18	—
Exercised	—	—	—
Forfeited	(1.5)	4.59	—

Total outstanding as of end of period (weighted average remaining term of 7 - 10 years)	18.7	4.30	—
Exercisable as of end of period (weighted average remaining term of 7 - 10 years)	(2.5)	4.77	—
Expected forfeitures	(0.1)	5.00	—

Expected to vest as of end of period (weighted average remaining term of 7 - 10 years)	16.1	4.22	—

	Year Ended December 31, 2009
Options	Options (millions)	Weighted Average Exercise Price	Aggregate Intrinsic Value (millions)
Total outstanding as of beginning of period	13.3	$5.00	$—
Granted	8.8	3.50	—
Exercised	—	—	—
Forfeited	(2.1)	5.00	—

Total outstanding as of end of period (weighted average remaining term of 8 - 10 years)	20.0	4.34	—
Exercisable as of end of period (weighted average remaining term of 8 - 10 years)	(2.2)	5.00	—
Expected forfeitures	(0.1)	5.00	—

Expected to vest as of end of period (weighted average remaining term of 8 -10 years)	17.7	4.25	—

	Year Ended December 31, 2008
Options	Options (millions)	Weighted Average Exercise Price	Aggregate Intrinsic Value (millions)
Total outstanding as of beginning of period	7.1	$5.00	$—
Granted	7.4	5.00	—
Exercised	—	—	—
Forfeited	(1.2)	5.00	—

Total outstanding as of end of period (weighted average remaining term of 9 years)	13.3	5.00	—
Exercisable as of end of period (weighted average remaining term of 9 years)	(2.3)	5.00	—
Expected forfeitures	(0.3)	5.00	—

Expected to vest as of end of period (weighted average remaining term of 9 years)	10.7	5.00	—

	Year Ended December 31, 2010		Year Ended December 31, 2009		Year Ended December 31, 2008
Nonvested Options	Options (millions)	Grant-Date Fair Value	Options (millions)	Grant-Date Fair Value	Options (millions)	Grant-Date Fair Value
Total nonvested as of beginning of period	15.5	$1.63	11.0	$2.05	7.1	$1.92
Granted	0.2	1.36	8.8	1.32	7.4	1.89
Vested	(2.5)	1.92	(2.2)	1.93	(2.3)	1.80
Forfeited	(1.5)	1.72	(2.1)	1.84	(1.2)	1.92

Total nonvested as of end of period	11.7	1.55	15.5	1.63	11.0	2.05

Compensation expense for Performance-Based Options is based on the grant-date fair value and recognized over the requisite performance and service periods for each tranche of options depending upon the achievement of financial performance, or if certain liquidity events occur, as discussed above. Additionally, most participants’ Performance-Based Options were exchanged for Time-Based Options in 2009. Expense recognized for Performance-Based Options totaled $1.6 million in 2010 and $4.3 million in 2008.

As of December 31, 2010, there was approximately $4.1 million of unrecognized compensation expense related to nonvested Performance-Based Options, which EFCH could record as an expense over a remaining weighted-average period of approximately three to five years, subject to the achievement of financial performance being probable. A total of 2.4 million of the 2008 and 0.9 million of the 2009 Performance-Based Options have vested.

A summary of Performance-Based Options activity is presented below:

	Year Ended December 31, 2010
Options	Options (millions)	Weighted Average Exercise Price	Aggregate Intrinsic Value (millions)
Outstanding as of beginning of period	4.9	$5.00	$—
Granted	—	—	—
Exercised	—	—	—
Forfeited	(1.1)	5.00	—
Exchanged	—	—	—

Total outstanding as of end of period (weighted average remaining term of 7 to 10 years)	3.8	5.00	—
Exercisable as of end of period (weighted average remaining term of 7 to 10 years)	(0.9)	5.00	—
Expected forfeitures	—	—	—

Expected to vest as of end of period (weighted average remaining term of 7 to 10 years)	2.9	5.00	—

	Year Ended December 31, 2009
Options	Options (millions)	Weighted Average Exercise Price	Aggregate Intrinsic Value (millions)
Outstanding as of beginning of period	13.1	$5.00	$—
Granted	0.2	3.50	—
Exercised	—	—	—
Forfeited	(2.1)	5.00	—
Exchanged	(6.3)	5.00	—

Total outstanding as of end of period (weighted average remaining term of 8 to 10 years)	4.9	5.00	—
Exercisable as of end of period (weighted average remaining term of 8 to 10 years)	(2.4)	5.00	—
Expected forfeitures	(0.1)	5.00	—

Expected to vest as of end of period (weighted average remaining term of 8 to 10 years)	2.4	5.00	—

	Year Ended December 31, 2008
Options	Options (millions)	Weighted Average Exercise Price	Aggregate Intrinsic Value (millions)
Outstanding as of beginning of period	7.0	$5.00	$—
Granted	7.3	5.00	—
Exercised	—	—	—
Forfeited	(1.2)	5.00	—

Total outstanding as of end of period (weighted average remaining term of 9 years)	13.1	5.00	—
Exercisable as of end of period (weighted average remaining term of 9 years)	—	—	—
Expected forfeitures	(0.3)	5.00	—

Expected to vest as of end of period (weighted average remaining term of 9 years)	12.8	5.00	—

	Year Ended December 31,
	2010		2009		2008
Nonvested Options	Options (millions)	Grant-Date Fair Value	Options (millions)	Grant-Date Fair Value	Options (millions)	Grant-Date Fair Value
Total nonvested as of beginning of period	2.5	$1.16 – 2.01	13.1	$1.73 – 2.25	7.0	$1.74 – 2.09
Granted	—	—	0.2	1.16 – 1.42	7.3	1.72 – 2.25
Vested	(0.9)	1.77 – 1.87	(2.4)	1.73 – 2.25	—	—
Forfeited	(1.1)	1.65 – 1.87	(2.1)	1.77 – 1.92	(1.2)	1.74 – 2.09
Exchanged	—	—	(6.3)	1.13 – 2.25	—	—

Total nonvested as of end of period	0.5	1.16 – 2.01	2.5	1.16 – 2.01	13.1	1.73 – 2.25

Other Share and Share-Based Awards — In 2008, EFH Corp. granted 1.75 million deferred share awards, each of which represents the right to receive one share of EFH Corp. stock, to certain management employees of EFCH who agreed to forego share-based awards that vested at the Merger date. The deferred share awards are fully vested and are payable in cash or stock upon the earlier of a change of control or separation of service. No expense was recorded in 2008 related to these awards. An additional 150 thousand deferred share awards were granted to certain management employees of EFCH in 2008, which are payable in cash or stock, all of which have since vested or have been surrendered upon termination of employment. Expenses recognized in 2010, 2009 and 2008 related to these grants totaled $0.1 million, $0.4 million and $122 thousand, respectively. The deferred share awards are accounted for as liability awards; therefore, the effects of changes in value of EFH Corp. shares are recognized in earnings. As a result of the decline in value of EFH Corp. shares, share-based compensation expense in 2010 and 2009 was reduced by $1.9 million and $1.4 million, respectively.

18. CONSOLIDATION OF VARIABLE INTEREST ENTITIES

A variable interest entity (VIE) is an entity with which EFCH has a relationship or arrangement that indicates some level of control over the entity or results in economic risks to EFCH. EFCH adopted amended accounting standards on January 1, 2010 that require consolidation of a VIE if EFCH has (a) the power to direct the significant activities of the VIE and (b) the right or obligation to absorb profit and loss from the VIE (primary beneficiary). The previous standards did not require power to direct significant activities of the VIE in order to consolidate. As discussed below, EFCH’s balance sheet includes assets and liabilities of VIEs that meet the consolidation standards.

EFCH’s VIEs consist of equity investees. In determining the appropriateness of consolidation of a VIE, EFCH evaluates its purpose, governance structure, decision making processes and risks that are passed on to its interest holders. EFCH also examines the nature of any related party relationships among the interest holders of the VIE and the nature of any special rights granted to the interest holders of the VIE.

Consolidated VIEs

Effective January 1, 2010, TXU Receivables Company is consolidated by EFCH in accordance with amended consolidation accounting standards because EFCH (as the owner of TXU Energy) is the primary economic beneficiary of TXU Receivables Company, which is owned and controlled by its parent, EFH Corp.

EFCH continues to consolidate CPNPC, which was formed by subsidiaries of TCEH and Mitsubishi Heavy Industries Ltd. (MHI) for the purpose of developing two new nuclear generation units at TCEH’s existing Comanche Peak nuclear-fueled generation facility using MHI’s US-Advanced Pressurized Water Reactor technology and to obtain a combined operating license from the NRC. CPNPC is currently financed through capital contributions from the subsidiaries of TCEH and MHI that hold 88% and 12% of CPNPC’s equity interests, respectively (see Note 10).

The carrying amounts and classifications of the assets and liabilities related to EFCH’s consolidated VIEs as of December 31, 2010 are as follows:

Assets:
Cash and cash equivalents	$9
Accounts receivable (a)	612
Property, plant and equipment	112
Other assets, including $2 current	8

Total assets	$741

Liabilities:
Short-term borrowings (a)	$96
Trade accounts payable	3
Other current liabilities	1

Total liabilities	$100

(a)	As a result of the January 1, 2010 adoption of new accounting guidance related to transfers of financial assets, the balance sheet as of December 31, 2010 reflects $612 million of pledged accounts receivable and $96 million of short-term borrowings (see Note 7).

The assets of EFCH’s consolidated VIEs can only be used to settle the obligations of the VIE, and the creditors of EFCH’s consolidated VIEs do not have recourse to EFCH’s general credit.

19. RELATED–PARTY TRANSACTIONS

The following represent the significant related-party transactions of EFCH:

•

TCEH’s retail operations incur electricity delivery fees charged by Oncor. These fees totaled $1.1 billion for the year ended December 31, 2010 and $1.0 billion for each of the years ended December 31, 2009 and 2008. The fees are based on rates regulated by the PUCT that apply to all REPs. The balance sheet as of December 31, 2010 and 2009 reflects amounts due currently to Oncor totaling $143 million and $151 million, respectively, primarily related to these electricity delivery fees.

•

Oncor’s bankruptcy-remote financing subsidiary has issued securitization bonds to recover generation-related regulatory assets through a transition surcharge to its customers. Oncor’s incremental income taxes related to the transition surcharges it collects are being reimbursed by TCEH. Therefore, the balance sheet reflects a noninterest bearing note payable to Oncor of $217 million ($39 million current portion included in trade accounts and other payables to affiliates) as of December 31, 2010 and $254 million ($37 million current portion included in trade accounts and other payables to affiliates) as of December 31, 2009.

•

TCEH reimburses Oncor monthly for interest expense on Oncor’s bankruptcy-remote financing subsidiary’s securitization bonds. This interest expense, which is paid on a monthly basis totaled $37 million, $42 million and $46 million for the years ended December 31, 2010, 2009 and 2008, respectively.

•

Notes receivable from EFH Corp. are payable to TCEH on demand and arise from cash loaned for debt principal and interest payments and other general corporate purposes of EFH Corp. The notes totaled $1.921 billion and $1.406 billion as of December 31, 2010 and December 31, 2009, respectively, including $916 million and $416 million, respectively, related to principal and interest on EFH Corp. debt. Such principal and interest notes are guaranteed by EFCH and EFIH on a pari passu basis with their guarantees of the EFH Corp. Senior Notes; the remaining balance of the demand notes is not guaranteed. The average daily balance of the notes for the years ended December 31, 2010, 2009 and 2008 totaled $1.588 billion, $944 million and $410 million, respectively. The notes carry interest at a rate based on the one-month LIBOR rate plus 5.00%, and interest income totaled $85 million, $51 million and $32 million for the years ended December 31, 2010, 2009 and 2008, respectively.

•

A note to EFH Corp. is payable by TCEH on demand and arises from borrowings used to repay borrowings under the TCEH Revolving Credit Facility. The note totaling $770 million was repaid on December 29, 2010 using borrowings from the TCEH Revolving Credit Facility and reborrowed in January 2011 to repay borrowings under the facility. The average daily balance of the note for the year ended December 31, 2010 was $644 million. The note carries interest at a rate based on the one-month LIBOR rate plus 3.50%, and interest expense totaled $25 million for the year ended December 31, 2010. In addition, a note to EFH Corp. is payable by EFCH on demand and arises from borrowings used to repay outstanding debt. The note totaled $46 million as of December 31, 2010. The note carries interest at a rate based on the one-month LIBOR rate plus 5.00%.

•

An EFH Corp. subsidiary charges subsidiaries of EFCH for information technology, financial, accounting and other administrative services at cost. These costs, which are primarily reported in SG&A expenses, totaled $193 million, $82 million and $66 million for the years ended December 31, 2010, 2009 and 2008, respectively. The increases were driven by services now provided by the EFH Corp. subsidiary that were previously outsourced and billed directly to EFCH by the third party. The increases also reflected $46 million in costs now being allocated from corporate, principally fees paid to the Sponsor Group.

•

Under Texas regulatory provisions, the trust fund for decommissioning the Comanche Peak nuclear generation facility, reported in investments on EFCH’s balance sheet, is funded by a delivery fee surcharge billed to REPs by Oncor and remitted monthly to TCEH (totaling $16 million for each of the years ended December 31, 2010, 2009 and 2008), with the intent that the trust fund assets will be sufficient to fund the decommissioning liability, reported as receivable from affiliate on EFCH’s balance sheet. Income and expenses associated with the trust fund and the decommissioning liability incurred by EFCH are offset by a net change in the intercompany receivable/payable with Oncor, which in turn results in a change in Oncor’s net regulatory asset/liability. As of December 31, 2010, the excess of the trust fund balance over the decommissioning liability resulted in a payable to Oncor totaling $206 million.

The intercompany receivable/payable with Oncor has changed from a receivable of $85 million as of January 1, 2010 to a payable of $206 million as of December 31, 2010 due to a new decommissioning cost estimate completed in the second quarter 2010 that resulted in a decline of the liability. The new cost estimate was completed in accordance with regulatory requirements to perform a cost estimate every five years. The lower estimated liability was driven by lower cost escalation assumptions in the new estimate. (Also see Note 20 under “Asset Retirement Obligations.”)

•

TCEH had posted cash collateral of $4 million and $15 million as of December 31, 2010 and December 31, 2009, respectively, to Oncor related to interconnection agreements for the generation units being developed by TCEH. The collateral is reported in EFCH’s balance sheet in other current assets. In January 2010, Oncor returned $11 million of the collateral and paid $1 million in related accrued interest.

•

EFH Corp. files a consolidated federal income tax return; however, EFCH’s federal income tax and Texas margin tax expense and related balance sheet amounts, including income taxes payable to or receivable from EFH Corp., are recorded as if EFCH files its own income tax return. As a result, EFCH had income taxes payable to EFH Corp. of $21 million and $50 million as of December 31, 2010 and December 31, 2009, respectively. EFCH’s income tax payments totaled $49 million and $27 million for the years ended December 31, 2010 and 2009, respectively.

•

Certain transmission and distribution utilities in Texas have tariffs in place to assure adequate credit worthiness of any REP to support the REP’s obligation to collect securitization bond-related (transition) charges on behalf of the utility. Under these tariffs, as a result of TCEH’s credit rating being below investment grade, TCEH is required to post collateral support in an amount equal to estimated transition charges over specified time periods. Accordingly, as of December 31, 2010 and 2009, TCEH had posted a letter of credit in the amount of $14 million and $15 million, respectively, for the benefit of Oncor.

•

Oncor and Texas Holdings agreed to the terms of a stipulation with major interested parties to resolve all outstanding issues in the PUCT review related to the Merger. As part of this stipulation, TCEH would be required to post a letter of credit in an amount equal to $170 million to secure its payment obligations to Oncor in the event, which has not occurred, two or more rating agencies downgrade Oncor’s credit ratings below investment grade.

•

In 2007, TCEH entered into the TCEH Senior Secured Facilities with syndicates of financial institutions and other lenders. These syndicates included affiliates of GS Capital Partners, which is a member of the Sponsor Group. Affiliates of GS Capital Partners and Kohlberg Kravis Roberts & Co. (KKR), a member of the Sponsor Group, have from time to time engaged in commercial banking and financial advisory transactions with EFCH in the normal course of business.

•

As a result of debt repurchase and exchange transactions in November 2009 and the year ended December 31, 2010 and the May 2010 PIK interest payment on the TCEH Toggle Notes (see Note 8) as of December 31, 2010 and December 31, 2009, EFH Corp. held as an investment $244 million and $64 million, respectively, principal amount of TCEH Senior Notes and as of both December 31, 2010 and December 31, 2009, EFIH held as an investment $79 million principal amount of TCEH Senior Notes. EFH Corp. also held as an investment $20 million of TCEH’s Initial Term Loan Facility as of December 31, 2010 as a result of debt repurchase transactions in June 2010. Interest expense accrued on the notes totaled $30 million for the year ended December 31, 2010. Interest paid by TCEH on the notes for the year ended December 31, 2010 totaled $25 million in cash and $7 million in additional TCEH Toggle Notes.

•

Goldman, Sachs & Co. (Goldman) acted as an initial purchaser in the issuance of $350 million principal amount of TCEH 15% Senior Secured Second Lien Notes (Series B) in October 2010 as discussed in Note 8 and received fees totaling $1 million.

•	Affiliates of Goldman are parties to certain commodity and interest rate hedging transactions with EFCH in the normal course of business.

•	Affiliates of the Sponsor Group may sell or acquire debt or debt securities issued by EFCH or its subsidiaries in open market transactions or through loan syndications.

See Notes 8 and 9 for guarantees and push-down of certain EFH Corp. debt and Note 16 for allocation of EFH Corp.’s pension and OPEB costs to EFCH.

20. SUPPLEMENTARY FINANCIAL INFORMATION

Interest Expense and Related Charges

	Year Ended December 31,
	2010	2009	2008
Interest paid/accrued (including net amounts settled/accrued under interest rate swaps)	$2,477	$2,560	$2,766
Accrued interest to be paid with additional toggle notes (Note 8)	217	207	33
Unrealized mark-to-market net (gain) loss on interest rate swaps	207	(696)	1,477
Amortization of interest rate swap losses at dedesignation of hedge accounting	87	183	66
Amortization of fair value debt discounts resulting from purchase accounting	17	17	19
Amortization of debt issuance costs and discounts	122	124	130
Capitalized interest	(60)	(274)	(304)

Total interest expense and related charges	$3,067	$2,121	$4,187

Restricted Cash

	As of December 31, 2010		As of December 31, 2009
	Current Assets	Noncurrent Assets	Current Assets	Noncurrent Assets
Amounts related to TCEH’s Letter of Credit Facility (See Note 8)	$—	$1,135	$—	$1,135
Amounts related to margin deposits held	33	—	1	—

Total restricted cash	$33	$1,135	$1	$1,135

Inventories by Major Category

	December 31,
	2010	2009
Materials and supplies	$162	$156
Fuel stock	198	204
Natural gas in storage	35	33

Total inventories	$395	$393

Property, Plant and Equipment

	December 31,
	2010	2009
Generation	$22,313	$20,416
Other assets	387	351

Total	22,700	20,767
Less accumulated depreciation	3,490	2,316

Net of accumulated depreciation	19,210	18,451
Construction work in progress	580	2,087
Nuclear fuel (net of accumulated amortization of $610 and $426)	353	430
Held for sale	12	12

Property, plant and equipment — net	$20,155	$20,980

Depreciation expense totaled $1.245 billion, $1.051 billion and $1.018 billion for the years ended December 31, 2010, 2009 and 2008, respectively.

EFCH began depreciating two completed lignite-fueled generation units in the fourth quarter 2009 and the third new unit in the second quarter 2010.

Assets related to capitalized leases included above totaled $78 million and $167 million as of December 31, 2010 and 2009, respectively, net of accumulated depreciation.

Asset Retirement Obligations

These liabilities primarily relate to nuclear generation plant decommissioning, land reclamation related to lignite mining, removal of lignite/coal-fueled plant ash treatment facilities and generation plant asbestos removal and disposal costs. There is no earnings impact with respect to the recognition of the asset retirement costs for nuclear decommissioning, as all costs are recoverable through the regulatory process as part of Oncor’s rates.

The following table summarizes the changes to the asset retirement liability, reported in other current liabilities and other noncurrent liabilities and deferred credits in the balance sheet, during the years ended December 31, 2010 and 2009:

Asset retirement liability as of January 1, 2009	$859
Additions:
Accretion	59
Incremental mining reclamation costs	59
Reductions:
Payments, essentially all mining reclamation	(29)

Asset retirement liability as of December 31, 2009	$948

Additions:
Accretion	57
Reductions:
Payments, essentially all mining reclamation	(48)
Adjustment for new cost estimate (a)	(464)

Asset retirement liability as of December 31, 2010	493
Less amounts due currently	(41)

Noncurrent asset retirement liability as of December 31, 2010	$452

(a)	Essentially all of the adjustment relates to the nuclear decommissioning liability, which resulted from a new cost estimate completed in the second quarter 2010. In accordance with regulatory requirements, a new cost estimate is completed every five years. A decline in the liability was driven by lower cost escalation assumptions in the new estimate. The reduction in the liability was offset in part by a reduction in the carrying value of the nuclear facility with the balance offset by an increase in the noncurrent liability to Oncor, which in turn resulted in a regulatory liability on Oncor’s balance sheet. (Also see Note 19.)

Other Noncurrent Liabilities and Deferred Credits

The balance of other noncurrent liabilities and deferred credits consists of the following:

	December 31,
	2010	2009
Uncertain tax positions (including accrued interest) (Note 4)	$1,059	$1,044
Asset retirement obligations	452	948
Unfavorable purchase and sales contracts	673	700
Retirement plan and other employee benefits	44	48
Other	8	9

Total other noncurrent liabilities and deferred credits	$2,236	$2,749

Unfavorable Purchase and Sales Contracts — Unfavorable purchase and sales contracts primarily represent the extent to which contracts on a net basis were unfavorable to market prices as of the date of the Merger. These are contracts for which: (i) TCEH has made the “normal” purchase or sale election allowed or (ii) the contract did not meet the definition of a derivative under accounting standards related to derivative instruments and hedging transactions. Under purchase accounting, TCEH recorded the value as of October 10, 2007 as a deferred credit. Amortization of the deferred credit related to unfavorable contracts is primarily on a straight-line basis, which approximates the economic realization, and is recorded as revenues or a reduction of purchased power costs as appropriate. The amortization amount totaled $27 million in both 2010 and 2009 and $30 million in 2008. Favorable purchase and sales contracts are recorded as intangible assets (see Note 2).

The estimated amortization of unfavorable purchase and sales contracts for each of the next five fiscal years is as follows:

Year	Amount
2011	$27
2012	27
2013	26
2014	25
2015	25

Supplemental Cash Flow Information

	Year Ended December 31,
	2010	2009	2008
Cash payments related to:
Interest paid (a)	$2,269	$2,305	$2,588
Capitalized interest	(60)	(274)	(304)

Interest paid (net of capitalized interest) (a)	2,209	2,031	2,284
Income taxes	49	27	(240)
Noncash investing and financing activities:
Effect of push down of debt from Parent	(1,618)	(33)	—
Effect of Parent’s payment of interest and issuance of toggle notes as consideration for cash interest, net of tax, on pushed down debt	(99)	227	140
Capital leases	—	15	16
Purchase accounting adjustment	—	—	(51)
Noncash contribution related to EFH Corp. stock-based compensation	7	4	10
Noncash construction expenditures (b)	83	130	132
Debt exchange transactions	527	—	—
Gain on termination of long-term power sales contract (Note 6)	116	—	—

(a)	Net of interest received on interest rate swaps.
(b)	Represents end-of-period accruals.

See Note 8 for noncash exchanges of debt and issuance of toggle notes in lieu of cash interest.

21. SUPPLEMENTAL GUARANTOR CONDENSED FINANCIAL INFORMATION

As of December 31, 2010, TCEH and TCEH Finance, as Co-Issuers, had outstanding $4.894 billion aggregate principal amount of 10.25% Senior Notes Due 2015, 10.25% Senior Notes due 2015 Series B and Toggle Notes (collectively, the TCEH Senior Notes) and $1.571 billion aggregate principal amount of 15% Senior Secured Second Lien Notes due 2021 and 15% Senior Secured Second Lien Notes due 2021 (Series B) (collectively, the TCEH 15% Senior Secured Second Lien Notes). The TCEH Senior Notes and the TCEH Senior Secured Second Lien Notes are unconditionally guaranteed by EFCH and by each subsidiary that guarantees the TCEH Senior Secured Facilities (collectively, the Guarantors). The guarantees issued by the Guarantors are full and unconditional, joint and several guarantees of the TCEH Senior Notes and the TCEH Senior Secured Second Lien Notes. The guarantees of the TCEH Senior Notes rank equally with any senior unsecured indebtedness of the Guarantors and rank effectively junior to all of the secured indebtedness of the Guarantors to the extent of the assets securing that indebtedness. The guarantees of the TCEH Senior Secured Second Lien Notes rank equally in right of payment with all senior indebtedness of TCEH, are senior in right of payment to all existing or future unsecured debt of TCEH to the extent of the value of the TCEH Collateral (after taking into account any first-priority liens on the TCEH Collateral) and are senior in right of payment to any future subordinated debt of TCEH. These notes are effectively subordinated to TCEH’s obligations under the TCEH Senior Secured Credit Facilities and TCEH’s commodity and interest rate hedges that are secured by a first-priority lien on the TCEH Collateral and any future obligations subject to first-priority liens on the TCEH Collateral, to the extent of the value of the TCEH Collateral. All other subsidiaries of EFCH, either direct or indirect, do not guarantee the TCEH Senior Notes (collectively the Non-Guarantors). The indentures governing the TCEH Senior Notes and the TCEH Senior Secured Second Lien Notes contain certain restrictions, subject to certain exceptions, on EFCH’s ability to pay dividends or make investments. See Note 10.

The following tables have been prepared in accordance with Regulation S-X Rule 3-10, “Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered” in order to present the consolidating statements of income and of cash flows of EFCH (Parent), TCEH (Issuer), the Guarantors and the Non-Guarantors for the years ended December 31, 2010, 2009 and 2008 and the consolidating balance sheets as of December 31, 2010 and December 31, 2009 of the Parent, Issuer, the Guarantors and the Non-Guarantors. Investments in consolidated subsidiaries are accounted for under the equity method. The presentations reflect the application of SEC Staff Accounting Bulletin Topic 5J, “Push Down Basis of Accounting Required in Certain Limited Circumstances,” including the effects of the push down of $464 million and $2.313 billion of the EFH Corp. Senior Notes and $386 million and $58 million of the EFH Corp. Senior Secured Notes to the Parent and the TCEH Senior Notes, the TCEH 15% Senior Secured Second Lien Notes and the TCEH Senior Secured Facilities to the Other Guarantors as of December 31, 2010 and December 31, 2009, respectively. TCEH Finance’s sole function is to be the co-issuer of the TCEH Senior Notes; therefore, it has no other independent assets, liabilities or operations (see Note 8).

EFCH (parent entity) received no dividends from its consolidated subsidiaries for the years ended December 31, 2010, 2009 and 2008.

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY AND SUBSIDIARIES

Condensed Consolidating Statements of Income (Loss)

For the Year Ended December 31, 2010

(Millions of Dollars)

	Parent Guarantor	Issuer	Other Guarantors	Non-guarantors	Eliminations	Consolidated
Operating revenues	$—	$—	$8,223	$12	$—	$8,235
Fuel, purchased power costs and delivery fees	—	—	(4,371)	—	—	(4,371)
Net gain from commodity hedging and trading activities	—	1,373	788	—	—	2,161
Operating costs	—	—	(837)	—	—	(837)
Depreciation and amortization	—	—	(1,380)	—	—	(1,380)
Selling, general and administrative expenses	—	—	(718)	(4)		(722)
Franchise and revenue-based taxes	—	—	(106)	—	—	(106)
Impairment of goodwill	—	(4,100)	—	—	—	(4,100)
Other income	—	727	176	—	—	903
Other deductions	—	—	(17)	(1)	—	(18)
Interest income	1	388	454	—	(753)	90
Interest expense and related charges	(231)	(3,409)	(1,867)	(6)	2,446	(3,067)

Income (loss) before income taxes and equity earnings of subsidiaries	(230)	(5,021)	345	1	1,693	(3,212)

Income tax (expense) benefit	83	281	(91)	—	(591)	(318)

Equity earnings (losses) of subsidiaries	(3,383)	1,357	—	—	2,026	—

Net income (loss)	(3,530)	(3,383)	254	1	3,128	(3,530)

Net (income) loss attributable to noncontrolling interests	—	—	—	—	—	—

Net income (loss) attributable to EFCH	$(3,530)	$(3,383)	$254	$1	$3,128	$(3,530)

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY AND SUBSIDIARIES

Condensed Consolidating Statements of Income (Loss)

For the Year Ended December 31, 2009

(Millions of Dollars)

	Parent Guarantor	Issuer	Other Guarantors	Non-Guarantors	Eliminations	Consolidated
Operating revenues	$—	$—	$7,911	$—	$—	$7,911
Fuel, purchased power costs and delivery fees	—	—	(3,934)	—	—	(3,934)
Net gain from commodity hedging and trading activities	—	1,049	687	—	—	1,736
Operating costs	—	—	(693)	—	—	(693)
Depreciation and amortization	—	—	(1,172)	—	—	(1,172)
Selling, general and administrative expenses	—	(1)	(737)	(3)	—	(741)
Franchise and revenue-based taxes	—	—	(108)	—	—	(108)
Impairment of goodwill	—	(70)	—	—	—	(70)
Other income	—	20	39	—	—	59
Other deductions	—	—	(63)	—	—	(63)
Interest income	—	431	419	—	(788)	62
Interest expense and related charges	(289)	(2,646)	(1,696)	—	2,510	(2,121)

Income (loss) before income taxes and equity earnings of subsidiaries	(289)	(1,217)	653	(3)	1,722	866

Income tax (expense) benefit	95	351	(201)	1	(597)	(351)

Equity earnings (losses) of subsidiaries	709	1,575	—	—	(2,284)	—

Net income (loss)	515	709	452	(2)	(1,159)	515

Net (income) loss attributable to noncontrolling interests	—	—	—	—	—	—

Net income (loss) attributable to EFCH	$515	$709	$452	$(2)	$(1,159)	$515

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY AND SUBSIDIARIES

Condensed Consolidating Statements of Income (Loss)

For the Year Ended December 31, 2008

(Millions of Dollars)

	Parent Guarantor	Issuer	Other Guarantors	Non-guarantors	Eliminations	Consolidated
Operating revenues	$—	$—	$9,787	$—	$—	$9,787
Fuel, purchased power costs and delivery fees	—	—	(5,600)	—	—	(5,600)
Net gain from commodity hedging and trading activities	—	1,500	684	—	—	2,184
Operating costs	—	—	(677)	—	—	(677)
Depreciation and amortization	—	—	(1,092)	—	—	(1,092)
Selling, general and administrative expenses	—	—	(680)	—	—	(680)
Franchise and revenue-based taxes	1	—	(110)	—	—	(109)
Impairment of goodwill	—	(8,000)	—	—	—	(8,000)
Other income	—	—	35	—	—	35
Other deductions	—	25	(1,288)	—	—	(1,263)
Interest income	4	287	636	—	(868)	59
Interest expense and related charges	(275)	(4,756)	(2,318)	—	3,162	(4,187)

Income (loss) before income taxes and equity earnings of subsidiaries	(270)	(10,944)	(623)	—	2,294	(9,543)

Income tax benefit	93	962	247	—	(798)	504

Equity earnings (losses) of subsidiaries	(8,862)	1,120	—	—	7,742	—

Net income (loss)	(9,039)	(8,862)	(376)	—	9,238	(9,039)
Net income (loss) attributable to noncontrolling interests	—	—	—	—	—	—

Net income (loss)	$(9,039)	$(8,862)	$(376)	$—	$9,238	$(9,039)

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY AND SUBSIDIARIES

Condensed Consolidating Statements of Cash Flows

For the Year Ended December 31, 2010

(Millions of Dollars)

	Parent Guarantor	Issuer	Other Guarantors	Non-guarantors	Eliminations	Consolidated
Cash provided by (used in) operating activities	$(22)	$(829)	$2,208	$(100)	$—	$1,257

Cash flows — financing activities:
Issuances of long-term debt	—	350	3	—	—	353
Repayments/repurchases of long-term debt	(8)	(550)	(89)	—	—	(647)
Net short-term borrowings under accounts receivable securitization program	—	—	—	96	—	96
Increase in other short-term borrowings	—	172	—	—	—	172
Notes/loans from affiliates	34	—	—	—	—	34
Advances from affiliates	(4)	814	—	—	(810)	—
Decrease in income tax-related note payable to Oncor	—	—	(37)	—	—	(37)
Contributions from noncontrolling interests	—	—	—	32	—	32
Debt discount, financing and reacquisition expenses	—	—	(13)	—	—	(13)
Other-net	—	—	37	—	—	37

Cash provided by (used in) financing activities	22	786	(99)	128	(810)	27

Cash flows — investing activities:
Net notes/loans to affiliates	—	—	(1,313)	—	810	(503)
Capital expenditures	—	—	(764)	(32)	—	(796)
Nuclear fuel purchases	—	—	(106)	—	—	(106)
Proceeds from sale of assets	—	—	141	—	—	141
Proceeds from sale of environmental allowances and credits	—	—	12	—	—	12
Purchases of environmental allowances and credits	—	—	(30)	—	—	(30)
Changes in restricted cash	—	—	(33)	—	—	(33)
Proceeds from sales of nuclear decommissioning trust fund securities	—	—	974	—	—	974
Investments in nuclear decommissioning trust fund securities	—	—	(990)	—	—	(990)
Other-net	—	(11)	4	—	—	(7)

Cash used in investing activities	—	(11)	(2,105)	(32)	810	(1,338)

Net change in cash and cash equivalents	—	(54)	4	(4)	—	(54)
Effect of consolidation of VIE	—	—	—	7	—	7
Cash and cash equivalents — beginning balance	—	77	11	6	—	94

Cash and cash equivalents — ending balance	$—	$23	$15	$9	$—	$47

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY AND SUBSIDIARIES

Condensed Consolidating Statements of Cash Flows

For the Year Ended December 31, 2009

(Millions of Dollars)

	Parent/ Guarantor	Issuer	Other Guarantors	Non-guarantors	Eliminations	Consolidated
Cash provided by (used in) operating activities	$(8)	$(1,333)	$2,736	$(11)	$—	$1,384

Cash flows — financing activities:
Issuances of long-term debt	—	522	—	—	—	522
Repayments/repurchases of long-term debt	(7)	(174)	(98)	—	—	(279)
Decrease in short-term bank borrowings	—	53	—	—	—	53
Notes/loans from affiliates	15	286	—	41	(377)	(35)
Contributions from noncontrolling interests	—	—	—	48	—	48
Debt discount, financing and reacquisition expenses	—	(33)	—	(2)	—	(35)
Other-net	—	—	5	—	—	5

Cash provided by (used in) financing activities	8	654	(93)	87	(377)	279

Cash flows — investing activities:
Capital expenditures and nuclear fuel purchases	—	—	(1,451)	(70)	—	(1,521)
Redemption of investment held in money market fund	—	142	—	—	—	142
Reduction of restricted cash related to letter of credit facility	—	115	—	—	—	115
Proceeds from sales of environmental allowances and credits	—	—	19	—	—	19
Purchases of environmental allowances and credits	—	—	(19)	—	—	(19)
Proceeds from sales of nuclear decommissioning trust fund securities	—	—	3,064	—	—	3,064
Investments in nuclear decommissioning trust fund securities	—	—	(3,080)	—	—	(3,080)
Net notes/loans to affiliates	—	—	(1,199)	—	377	(822)
Proceeds from sale of assets	—	40	1	—	—	41
Other-net	—	(16)	29	—	—	13

Cash provided by (used in) investing activities	—	281	(2,636)	(70)	377	(2,048)

Net change in cash and cash equivalents	—	(398)	7	6	—	(385)
Cash and cash equivalents — beginning balance	—	475	4	—	—	479

Cash and cash equivalents — ending balance	$—	$77	$11	$6	$—	$94

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY AND SUBSIDIARIES

Condensed Consolidating Statements of Cash Flows

For the Year Ended December 31, 2008

(Millions of Dollars)

	Parent Guarantor	Issuer	Other Guarantors	Non-guarantors	Eliminations	Consolidated
Cash provided by (used in) operating activities	(3)	823	791	5	41	1,657

Cash flows — financing activities:
Issuances of long-term debt	—	1,685	—	—	—	1,685
Repayments/repurchases of long-term debt	(7)	(824)	(29)	—	—	(860)
Change in short-term bank borrowings	—	462	—	—	—	462
Notes/loans from affiliates	10	(1,805)	—	23	1,738	(34)
Other — net	—	(1)	37	—	—	36

Cash provided by (used in) financing activities	3	(483)	8	23	1,738	1,289

Cash flows — investing activities:
Capital expenditures and nuclear fuel purchases	—	—	(2,046)	(28)	—	(2,074)
Money market fund investments	—	(142)	—	—	—	(142)
Reduction of restricted cash related to pollution control revenue bonds	—	29	—	—	—	29
Proceeds from sales of environmental allowances and credits	—	—	39	—	—	39
Purchases of environmental allowances and credits	—	—	(34)	—	—	(34)
Proceeds from sales of nuclear decommissioning trust fund securities	—	—	1,623	—	—	1,623
Investments in nuclear decommissioning trust fund securities	—	—	(1,639)	—	—	(1,639)
Cash settlements related to outsourcing contract termination	—	41	41	—	(41)	41
Net notes/loans to affiliates	—	—	1,180	—	(1,738)	(558)
Other — net	—	—	33	—	—	33

Cash used in investing activities	—	(72)	(803)	(28)	(1,779)	(2,682)

Net change in cash and cash equivalents	—	268	(4)	—	—	264
Cash and cash equivalents — beginning balance	—	207	8	—	—	215

Cash and cash equivalents — ending balance	$—	$475	$4	$—	$—	$479

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY AND SUBSIDIARIES

Condensed Consolidating Balance Sheets

As of December 31, 2010

(Millions of Dollars)

	Parent Guarantor	Issuer	Other Guarantors	Non-guarantors	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$23	$15	$9	$—	$47
Restricted cash	—	—	33	—	—	33
Advances to affiliates	—	—	6,783	—	(6,783)	—
Trade accounts receivable – net	—	4	891	612	(516)	991
Income taxes receivable	—	—	59	—	(59)	—
Accounts receivable from affiliates	—	3	—	—	(3)	—
Notes receivable from parent	—	1,921	—	—	—	1,921
Inventories	—	—	395	—	—	395
Commodity and other derivative contractual assets	—	696	1,944	—	—	2,640
Accumulated deferred income taxes	3	—	—	—	(3)	—
Margin deposits related to commodity positions	—	—	166	—	—	166
Other current assets	—	—	35	2	—	37

Total current assets	3	2,647	10,321	623	(7,364)	6,230

Restricted cash	—	1,135	—	—	—	1,135
Investments	(5,145)	22,632	635	—	(17,520)	602
Property, plant and equipment – net	—	—	20,043	112	—	20,155
Goodwill	—	6,152	—	—	—	6,152
Identifiable intangible assets – net	—	—	2,371	—	—	2,371
Commodity and other derivative contractual assets	—	1,760	311	—	—	2,071
Accumulated deferred income taxes	—	—	—	1	(1)	—
Other noncurrent assets, principally unamortized issuance costs	11	403	377	6	(369)	428

Total assets	$(5,131)	$34,729	$34,058	$742	$(25,254)	$39,144

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$—	$1,125	$1,125	$96	$(1,125)	$1,221
Notes/advances from affiliates	8	6,774	—	1	(6,783)	—
Long-term debt due currently	9	621	233	—	(205)	658
Trade accounts payable	—	—	666	519	(516)	669
Trade accounts and other payables to affiliates	—	—	210	3	(3)	210
Notes payable to parent/affiliate	46	—	—	—	—	46
Commodity and other derivative contractual liabilities	—	918	1,246	—	—	2,164
Margin deposits related to commodity positions	—	341	290	—	—	631
Accrued income taxes payable to parent	—	79	—	1	(59)	21
Accrued taxes other than income	—	—	130	—	—	130
Accrued interest	26	298	185	—	(183)	326
Other current liabilities	—	8	253	—	(7)	254

Total current liabilities	89	10,164	4,338	620	(8,881)	6,330

Accumulated deferred income taxes	70	376	5,655	—	(101)	6,000
Commodity and other derivative contractual liabilities	—	831	38	—	—	869
Notes or other liabilities due affiliates	—	—	384	—	—	384
Long-term debt held by affiliate	—	343	—	—	—	343
Long-term debt, less amounts due currently	934	28,106	27,550	—	(27,459)	29,131
Other noncurrent liabilities and deferred credits	12	55	2,169	—	—	2,236

Total liabilities	1,105	39,875	40,134	620	(36,441)	45,293

EFCH shareholder’s equity	(6,236)	(5,146)	(6,076)	35	11,187	(6,236)
Noncontrolling interests in subsidiaries	—	—	—	87	—	87

Total equity	(6,236)	(5,146)	(6,076)	122	11,187	(6,149)

Total liabilities and equity	$(5,131)	$34,729	$34,058	$742	$(25,254)	$39,144

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY AND SUBSIDIARIES

Condensed Consolidating Balance Sheets

As of December 31, 2009

(Millions of Dollars)

	Parent Guarantor	Issuer	Other Guarantors	Non-Guarantors	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$77	$11	$6	$—	$94
Restricted cash	—	—	1	—	—	1
Advances to affiliates	3	—	5,470	—	(5,473)	—
Trade accounts receivable — net	—	2	1,007	—	—	1,009
Notes receivable from parent	—	1,432	—	—	(26)	1,406
Income taxes receivable from parent	2	—	7	—	(9)	—
Inventories	—	—	393	—	—	393
Commodity and other derivative contractual assets	—	530	1,809	—	—	2,339
Accumulated deferred income taxes	3	—	7	—	(9)	1
Margin deposits related to commodity positions	—	—	187	—	—	187
Other current assets	—	1	45	—	—	46

Total current assets	8	2,042	8,937	6	(5,517)	5,476

Restricted cash	—	1,135	—	—	—	1,135
Receivable from affiliate	—	—	85	—	—	85
Investments	(1,829)	21,308	581	—	(19,469)	591
Property, plant and equipment — net	—	—	20,901	79	—	20,980
Goodwill	—	10,252	—	—	—	10,252
Identifiable intangible assets — net	—	—	2,593	—	—	2,593
Commodity and other derivative contractual assets	—	921	612	—	—	1,533
Accumulated deferred income taxes	55	139	—	1	(195)	—
Other noncurrent assets, principally unamortized debt issuance costs	46	536	506	4	(492)	600

Total assets	$(1,720)	$36,333	$34,215	$90	$(25,673)	$43,245

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$—	$953	$953	$—	$(953)	$953
Notes/advances from affiliates	—	5,473	—	—	(5,473)	—
Long-term debt due currently	8	205	294	—	(205)	302
Trade accounts payable — nonaffiliates	—	—	744	4	—	748
Notes or other liabilities payable to affiliates	26	—	200	3	(26)	203
Commodity and other derivative contractual liabilities	—	690	1,620	—	—	2,310
Margin deposits related to commodity positions	—	151	369	—	—	520
Accrued income taxes payable to parent	—	59	—	—	(9)	50
Accrued taxes other than income	—	—	75	—	—	75
Accumulated deferred taxes	—	9	—	—	(9)	—
Accrued interest	46	300	184	—	(181)	349
Other current liabilities	—	5	336	—	(2)	339

Total current liabilities	80	7,845	4,775	7	(6,858)	5,849

Accumulated deferred income taxes	—	—	5,590	—	(123)	5,467
Commodity and other derivative contractual liabilities	—	717	343	—	—	1,060
Notes or other liabilities due affiliates	—	—	217	—	—	217
Long-term debt held by affiliate	—	143	—	—	—	143
Long-term debt, less amounts due currently	2,462	29,401	28,267	—	(28,152)	31,978
Other noncurrent liabilities and deferred credits	4	58	2,687	—	—	2,749

Total liabilities	2,546	38,164	41,879	7	(35,133)	47,463

EFCH shareholder’s equity	(4,266)	(1,831)	(7,664)	35	9,460	(4,266)
Noncontrolling interests in subsidiaries	—	—	—	48	—	48

Total equity	(4,266)	(1,831)	(7,664)	83	9,460	(4,218)

Total liabilities and equity	$(1,720)	$36,333	$34,215	$90	$(25,673)	$43,245

TEXAS COMPETITIVE ELECTRIC HOLDINGS COMPANY LLC

TCEH FINANCE, INC.

10.25% Senior Notes due 2015

10.25% Senior Notes due 2015, Series B

10.50%/11.25% Senior Toggle Notes due 2016

PROSPECTUS